UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

~~**AMENDMENT NO. 1 TO**~~

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

PETROTEQ ENERGY, INC.
(Exact name of registrant as specified in its charter)

Ontario	**None**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15165 Ventura Blvd., #200 Sherman Oaks, California	**91403**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code**: (866) 571-9613**

Copies to:

Leslie Marlow, Esq.
Hank Gracin, Esq.
Gracin & Marlow, LLP
The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174

Securities to be registered pursuant to Section 12(b) of the Act: **None**

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" "smaller reporting company" and an "emerging growth company" as defined in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☒

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Table of Contents

ITEM 1. BUSINESS.

BUSINESS OVERVIEW

We are a Canadian-registered holding company that is engaged in various aspects of the oil and gas industry. Our primary focus is on the development and implementation of our proprietary oil sands mining and processing technology to recover oil from surface mined bitumen deposits. Our wholly owned subsidiary, Petroteq Energy CA, Inc., a California corporation (PQE), conducts our oil sands extraction business through ~~its~~ two wholly owned ~~active subsidiary~~operating companies, Petroteq Oil ~~Sands~~ Recovery, LLC, a Utah limited liability company ("PQE Oil"), and TMC Capital, LLC, a Utah limited liability company ("TMC"). ~~Our newly formed indirect~~Another subsidiary, Petrobloq~~,~~ LLC, a California limited liability company ("Petrobloq"), also wholly owned by PQE, is developing a blockchain-powered supply chain management platform for the oil and gas industry. In addition, we own a 44.7% interest in Accord GR Energy, Inc., a Delaware corporation ("Accord"), which uses two oil enhanced recovery technologies that it licenses from one of its affiliated entities to conduct ~~its exploration work.~~oil and gas production activities. We also own a 25% interest in Recruiter.com Oil and Gas Group LLC, a Delaware limited liability company ("Recruiter. OGG"), a recruitment venture that provides a website focused on careers in the oil and gas industry.


Petroteq Energy Inc.
Public Holding Company
Canada
Petroteq Energy CA, Inc.
US Holding Company
100% Owned
Petroteq Oil Sands Recovery, LLC
100% Owned US
TMC Capital LLC
100% Owned US
Petrobloq, LLC
100% Owned US

OIL SANDS MINING & PROCESSING

PQE, through its wholly owned subsidiaries PQE Oil and TMC, is in the business of oil sands mining and processing. Historically, all of PQE's oil sands mining has occurred on a ~~leased property~~mineral lease located in the Asphalt Ridge~~,~~ area in eastern Utah, where it mines ~~surfaced~~oil sands deposits containing heavy oil and bitumen ~~deposits.~~located at or near the surface. Once mined, the ~~bitumen deposits are~~oil sands ore is treated and processed ~~at a facility owned by PQE using~~ for the extraction and upgrade of crude oil through the application of PQE's proprietary extraction technology~~.~~ (the "Extraction Technology") at a processing facility owned/operated by PQE Oil. In 2016, PQE Oil's mining operations were temporarily suspended due to the relocation of its ~~plant~~processing facility to ~~the location of~~ a site within the TMC ~~mineral lease described below where the mining activities occur~~Mineral Lease in order to improve logistical and processing efficiencies and increase production capacity. PQE recommenced its oil sands mining and processing activities at the end of May 2018 and production at or near full capacity is expected in the last quarter of fiscal 2019.

Oil Sands Exploration and Processing Plant

In June 2011, PQE commenced the development of an oil sands extraction facility ~~at~~near Maeser, Utah and entered into construction and equipment fabrication contracts for the purpose of ~~applying its proprietary extraction technology (~~evaluating the "Extraction Technology~~") described below to the~~ in producing a marketable crude oil ~~extracted~~ from the extraction and processing of oil sands mined from the ~~bitumen mined on~~TMC Mineral Lease and from other deposits located in the ~~leased property described below.~~Asphalt Ridge area. By January 2014 ~~the~~our initial processing facility, designed as a pilot plant having processing capacity of 250 barrels per day, was fully permitted and construction was completed by October 1, 2014. ~~This was a~~Operations conducted at this initial pilot plant ~~with~~during 2015 allowed us to test and evaluate the ~~production capacity of up to 250 barrels per day. The~~ Extraction Technology ~~has been tested~~ at ~~full~~or near the plant's capacity. During 2015, the plant produced approximately 10,000 ~~net~~(gross) barrels of oil from the local oil sands ~~ore in Asphalt Ridge~~ores, including ~~PQE's own Temple Mountain oil sands deposit, of which~~oil sands deposits located within our TMC Mineral Lease. From this production, 7,777.33 ~~net~~ barrels ~~was~~of finished crude oil were sold to an oil and gas distributor for resale to ~~their~~its refinery customers~~ and~~, with the balance of the ~~oil~~ produced ~~was~~oil used internally to power ~~the~~ generators ~~that power~~for the plant. The initial processing plant was flexible in that it had the ability to produce both high quality heavy crude oil as well as lighter oil if needed.

1

In 2015, with the sharp decline in oil prices, PQE determined that the transportation costs of hauling ~~the~~mined ore from ~~the mining~~our mine site to the processing facility ~~was having,~~ a ~~detrimental effect on~~distance of approximately 17 miles, were adversely affecting the economics of ~~the extraction operation~~our processing operations. For that reason and because of a downturn in world oil prices at that time, in 2016 we temporarily suspended operations. In 2017, the plant was disassembled and moved from ~~the Maeser, Utah plant site~~ its original location to the site of our Temple Mountain mining site ~~and has been rebuilt at that location.~~(referred to as the Asphalt Ridge Mine #1) located within the TMC Mineral Lease, where the plant was reconstructed. During the reassembly of the facility, additional equipment ~~has been~~was installed to increase the plant's capacity ~~of the plant~~ from 250 barrels per day to 1,000 barrels per day. In May 2018, ~~the~~ mining operations at the ~~Temple Mountain oil sands deposits~~Asphalt Ridge Mine #1 recommenced and the new processing plant commenced a test production phase of heavy crude oil from ~~the Temple Mountain~~ oil sands deposits~~, production~~ at this site. Production at or near full capacity at the plant is not anticipated until the last quarter of fiscal 2019. ~~Management's current estimate of the total cost of the facility, including the expansion~~

Since May 2018, following completion of the ~~production capacity of the facility in order to meet the existing requirements of the TMC Mineral Lease, exclusive of capitalized borrowing costs and lease costs, is between $28 million and $30 million.~~

Resources and Mining Operations

Through its acquisition of TMC ~~on~~in June ~~1,~~ 2015, PQE indirectly acquired certain mineral rights under the TMC Mineral Lease, consisting of a Mining and Mineral Lease Agreement, dated as of July 1, 2013, between Asphalt Ridge, Inc., as lessor, and TMC, as lessee, covering ~~lands consisting of~~approximately 1,229.82 acres ~~near Temple Mountain area~~of land in the Asphalt Ridge area of Uintah County, Utah ~~(the "TMC Mineral Lease"). More recently~~. In June 2018, PQE ~~Oil~~acquired additional mineral rights under two mineral leases entitled "Utah State Mineral Lease for Bituminous-Asphaltic Sands", each dated ~~and made effective on~~June 1, 2018,~~ entered into~~ between the State of Utah's School and Institutional Trust Land Administration ("SITLA"), as lessor, and PQE Oil, as lessee, covering lands ~~in Asphalt Ridge~~ that largely adjoin the lands ~~held under~~covered by the TMC Mineral Lease (~~collectively, the~~ "SITLA ~~Mineral~~ Leases"). More recently, in April 2019, TMC acquired 50% of the operating rights under five (5) federal (U.S.) oil and gas leases, administered by the (U.S.) Department of Interior's Bureau of Land Management ("BLM"), covering lands located in eastern and southeastern Utah ("BLM Leases"). At this time, PQE (through its subsidiaries) holds mineral leases ~~encompassing a total of 2,541~~(or the operating rights under leases) covering approximately 5,521.76 net acres ~~in~~within the ~~Asphalt Ridge areas~~State of Utah, consisting of ~~1229~~1,229.82 acres ~~currently~~ held under the TMC Mineral Lease, ~~and an additional 833.03~~1,311.94 acres ~~and 478.91 acres, respectively,~~ held under the SITLA ~~Mineral~~Leases and 2,980 acres (50% operating rights) under the BLM Leases.

The following table sets forth the gross ~~and~~/net developed and undeveloped acreage held under the TMC Mineral Lease.

TMC Mineral Lease
Developed/Undeveloped Acreage (Gross/Net)

Total Acreage	
Gross Acres	~~1229~~1,229.82 acres
Net Acres	~~1210.14~~1,229.82 acres
Developed Acreage	
~~TME AR~~Asphalt Ridge Mine #1/Permit Boundaries	
Gross Acres	174.00 acres
Net Acres	~~171.22~~174.00 acres
Undeveloped Acreage	
Acreage Outside ~~TME AR~~ Asphalt Ridge Mine #1/Permit Boundaries	
Gross Acres	~~1055~~1,055.82 acres
Net Acres	~~1038.92~~1,055.82 acres

The TMC Mineral Lease ~~and the covers~~ lands ~~covered thereby are situated in the~~ or near Utah's Asphalt Ridge, ~~an area of northeastern Utah. Asphalt Ridge is~~ located along the northern edge of the Uintah Basin and ~~contains a number of~~ containing oil sands deposits located ~~on~~ at or near the ~~margins of the basin~~ surface. Most of the oil-impregnated reservoirs or deposits in the Asphalt Ridge area are found in the Rimrock Sandstone (Mesaverde Group Formations) and in the (Tertiary) Duchense River Formation. Substantial bitumen deposits in the Rimrock and Duchense River Formations extend from the northwest in a southeasterly direction through a substantial part ~~(almost all)~~ of the lands included in the TMC Mineral Lease, particularly the acreage located in T5S-R21E (Section 25) and T5S-R22E (Section 31) where ~~the TME AR~~our Asphalt Ridge Mine #1 is located. Bitumen-saturated pay thicknesses ~~existing within the~~in lands covered by the TMC Mineral Lease generally range from 50-200 feet, with some ~~areas of the~~ deposits approaching 300 feet in pay thickness. PQE ~~expects~~believes that oil sands ~~(bitumen)~~ deposits in this area may be mined economically at depths up to 250-300 feet below the surface.

2

The following ~~table sets~~tables set forth the ~~total~~ gross ~~and total~~ /net undeveloped acreage ~~of~~held under the SITLA Leases and BLM Leases, respectively.

SITLA Leases
Developed/Undeveloped Acreage (Gross/Net)

SITLA ~~Mineral~~ Lease #53806	
Gross Acres	833.03 acres
Net Acres	833.03 acres

SITLA ~~Mineral~~ Lease #53807	
Gross Acres	478.91 acres
Net Acres	478.91 acres

All Acreage is Currently Undeveloped

2

BLM Leases
Developed/Undeveloped Acreage (Gross/Net)

BLM Lease #U-38071	
Gross Acres	1920.00 acres
Net Acres	960.00 acres

BLM Lease #U-08291G	
Gross Acres	160.00 acres
Net Acres	80.00 acres

BLM Lease #U-17781	
Gross Acres	1880.00 acres
Net Acres	940.00 acres

BLM Lease #U-17979	
Gross Acres	720.00 acres
Net Acres	360.00 acres

BLM Lease #U-20860	
Gross Acres	1280.00 acres
Net Acres	640.00 acres

All Acreage is Currently Undeveloped

The BLM Leases include lands located either in the P.R. Springs or Tar Sands Triangle areas of Utah, geographic areas that have been designated as a "Special Tar Sands Area" by the (U.S.) Department of Interior.

3

The TMC Mineral Lease

Under the TMC Mineral Lease, TMC has the exclusive right to explore for, mine and produce oil and other minerals associated with oil sands, subject to certain depth limits. The TMC Mineral Lease was amended on October 1, 2015 and further amended on March 1, 2016, on February 21, 2018, and most recently on November 21, 2018. The primary term (the "Primary Term") of the TMC Mineral Lease, as amended, commenced July 1, 2013 and continues for six years, plus an extension period. The term "extension period" is defined as a period of time measured from March 1, 2018 to the earlier of (i) March 1, 2019, or (ii) the date on which TMC delivers to the lessor a written financial commitment for the construction of PQE's second proposed facility (or an expansion to ~~the~~PQE's existing processing facility~~ located on the Lease~~).

During the Primary Term, if TMC fails to satisfy the requirements of "continuous operations", the TMC Primary Lease will terminate unless the parties agree in writing to continue the Lease. If TMC, at the end of the Primary Term, has satisfied the requirements of continuous operations, the TMC Mineral Lease will continue in effect beyond the Primary Term as long as TMC continues to comply with any applicable requirements of continuous operations. Under the Lease, the term "continuous operations" consists of the following two requirements:

- *Processing Capacity*. TMC must construct or operate one or more facilities (or any expansion to an existing facility) having the capacity to produce an average daily quantity ("ADQ") of oil ~~or~~ other hydrocarbon products from oil sands mined or extracted from the Lease that, in the aggregate, will achieve (or exceed) the following:

  By 07-01-2019, ~~at~~80% of an ADQ of 1,000 barrels/day;
  By 07-01-2020, ~~at~~80% of an ADQ of 2,000 barrels/day; and
  By 07-01-2021 (and for the remaining term of the Lease), ~~at~~80% of an ADQ of 3,000 barrels/day.

- *Minimum Operations*. From and after July 1, 2019, TMC must achieve oil sands processing operations that equal (or exceed) the applicable ADQ requirements specified above, either (i) during at least 180 days in each lease year, or (ii) during at least 600 days in any three consecutive lease years.

The TMC Mineral Lease is also subject to termination under the circumstances described below:

(i) Termination will be automatic if ~~there is~~ TMC fails to obtain (a ~~lack of~~) by July 1, 2019, a written financial commitment to fund ~~PQE's proposed~~a second ~~1,000 barrels per day~~ processing facility (or a facility expansion ~~of its current facility to~~) that will increase our processing capacity by an additional 1,000 barrels per day ~~prior to July 1, 2019 or a lack of~~(achieving an aggregate capacity of 2,000 barrels per day), and (b) by July 1, 2020, a written financial commitment to fund a ~~proposed~~ third ~~1,000 barrels per day~~ processing facility (or facility expansion ~~of its current facility to~~) that will increase our processing capacity by an additional 1,000 barrels per day ~~prior to July 1, 2020.~~ (achieving an aggregate capacity of 3,000 barrels per day). We ~~further~~ expect that the cost of constructing each of ~~these~~the two ~~proposed~~additional processing facilities (or any expansion ~~of our current facility~~) will range between $10 million and $12 million, which we intend to fund from revenue derived from operations~~, which to date have been minimal and/ or~~ or from third party funding sources ~~for which~~. However, to date revenue from our operations has been minimal and we currently have no financial commitment to ~~date.~~ fund the capital costs for these facilities as required under the TMC Mineral Lease. (See Risk Factors~~-~~ – "Our operations are dependent upon ~~us~~maintaining our mineral lease for the Asphalt Ridge Property").

(ii) Cessation of operations or inadequate production due to increased operating costs or decreased marketability and production is not restored to 80% of capacity within three months of any such cessation will cause a termination.

(iii) Cessation of operations for longer than 180 days during any lease year or 600 days in any three consecutive years will cause a termination.

(iv) ~~A~~ From and after July 1, 2021, a failure of PQE's ~~proposed expansion or alternatively, three 1,000 barrels per day plants,~~processing facility to produce a minimum of 80% of ~~their~~a rated capacity ~~for~~of 3,000 barrels per day during a period of at least 180 calendar days during ~~the~~any lease year ~~commencing July 1, 2021 plus any extension periods will cause a termination~~, the Lease may be terminated by the lessor.

(v) ~~PQE~~TMC may surrender the lease with 30 days written notice.

(vi) In the event of a breach of the material terms of the lease, the lessor will inform ~~the lessee~~TMC in writing and ~~PQE~~TMC will have 30 days to cure ~~financial breaches~~any monetary breach and 150 days to cure any ~~other~~ non-monetary breach.

In addition, ~~PQE~~TMC is required to make certain advance royalty payments to the lessor ~~as described below~~. Future advance royalties required are:

(i) From July 1, 2018 to June 30, 2020, minimum payments of $100,000 per quarter.

(ii) From July 1, 2020, minimum payments of $150,000 per quarter.

- ~~(iii) Minimum payments commencing on July 1, 2020 will be adjusted for CPI inflation.~~
Minimum payments commencing on July 1, 2020 will be adjusted for CPI inflation.

Production royalties payable under the TMC Mineral Lease~~, as amended,~~ are eight percent (8%) of the gross sales revenue, subject to certain adjustments up until June 30, 2020. After that date, royalties will be calculated on a sliding scale based on crude oil prices ranging from 8% to 16% of gross sales revenues, subject to certain adjustments.

We are currently in full compliance with the terms of the TMC Mineral Lease. As of ~~November 30, , 2018~~February 28, 2019, we have paid advance royalties of $~~1,990~~2,090,336 (August 31, 2018 - $1,890,336) to the lessor, of which a total of $1,~~125,000 have~~197,764 has been used ~~to pay~~as a credit against production royalties ~~as they~~that have ~~come due~~accrued under the terms of the TMC Mineral Lease. During the ~~three~~six months ended ~~November 30, 2018~~February 28, 2019 and the year ended August 31, 2018, $~~100~~200,000 and $534,296 in advance royalties were paid and $~~33,750~~106,514 and $272,333, respectively, have been ~~used to pay~~credited against production royalties ~~which have come due~~accruing under the Lease. The royalties expensed have been recognized in cost of goods sold on the consolidated statement of loss and comprehensive loss.

~~3~~

Pursuant to the terms of a technology transfer agreement dated November 7, 2011 that we entered into with Vladimir Podlipskiy, the developer of the Extraction Technology, we are ~~also~~ obligated~~,~~ to pay Mr. Podlipskiy a royalty ~~fee~~ on ~~every~~production from each processing plant ~~constructed using~~that we own or operate that uses the Extraction Technology, starting with the construction and operation of a second plant~~,~~. The royalty, if and at such time as it becomes payable, will consist of 2% of gross sales if the price of heavy oil is below $60.00 per barrel; 3% of gross sales if the price of heavy oil is between $60.00 and $69.99 per barrel; 3.5% of gross sales if the price of heavy oil is between $70.00 and $79.99 and 4% of gross sales if the price of heavy oil is greater than $80.00.

~~Minimum expenditures to be incurred on the leased property are $2,000,000 per year commencing~~From and after July 1, 2021, we must make a minimum annual expenditure of $2,000,000 under the TMC Mineral Lease if ~~a minimum~~an average daily production of 3,000 barrels ~~per day~~is not achieved during a 180 day period ~~is not achieved~~each year.

During the ~~three~~six months ended ~~November 30, 2018 and~~ February 28, 2019, we received (gross) proceeds of $21,248 from the sale of upgraded or finished oil produced at our Asphalt Ridge processing facility from oil sands mined under the TMC Mineral Lease. During our fiscal years ~~ended~~ending August 31, 2018, August 31, 2017 and 2016, we ~~did not have any~~had no sales ~~from production related to the TMC Mineral Lease as~~ of produced oil since, during this period, we temporarily suspended our mining and processing operations ~~while we relocated our oil sands extraction facility and commenced an~~ during the relocation, reassembly and expansion of ~~the production~~our process facility to a new site located within the TMC Mineral Lease.

During the last five (5) months of 2015, we produced approximately 10,000 barrels of oil, with 2,222 barrels consumed as fuel in plant operations and 7,777.33 barrels sold and delivered to an independent purchaser at our processing facility. Our use of produced oil as a fuel source for plant generators in 2015 is no longer necessary since the plant's power supply is now provided by a local power company.

Our average sales from production ~~and~~, average costs of production ~~related to the TMC Mineral Lease~~and average API gravity of the oil produced at our initial pilot processing facility during the fiscal year ~~ended~~ending August 31, 2015 were as follows:

i) Average production sales and sales prices for fiscal year 2015.

Month	Average Sales Price (Bbls)	~~Net Barrels¹~~API Gravity (Avg)	Production Sold (Gross Bbls¹)
August	$ 30.39	43.75	1,277.00
September	$ 32.97	46.36	1,926.53
October	$ 33.79	45.65	1,866.99
November	$ 30.42	45.00	898.21
December	$ 24.83	44.51	1,808.60
Total			7,777.33

Inserted Cells

Inserted Cells

Inserted Cells

Inserted Cells

Inserted Cells

(1) The calculation of the "Net Barrels" produced is based on the exclusion of any applicable state severance (production), ad valorem or sale taxes, royalty interests, and third-party non-operating working interests under the TMC Mineral Lease. Production sold during this period is not subject to adjustment for royalties or taxes. Oil sold during this period was produced from bitumen ore purchased from third parties and from a stockpile of mined ore at our Asphalt Ridge Mine #1 site that is exempt from royalties under the TMC Mineral Lease and from the overriding royalty held by Temple Mountain Energy, Inc. Under Utah law, no severance tax is imposed on oil and gas produced from oil sands or oil shale until June 2026.

ii) Average production costs for fiscal year 2015

ii)   Average production costs for fiscal year 2015

Average Monthly Production Costs 2015 (per Barrel of Produced Oil) [1]

	August	September	October	November	December
Fixed Costs					
Operator Labor	5.31	5.31	5.31	5.31	5.31
Electricity	0.48	0.48	0.49	0.52	0.55
Propane	1.07	1.07	1.33	1.35	1.41
Nitrogen	0.21	0.21	0.21	0.21	0.21
Water	0.1	0.1	0.1	0.1	0.1
Diesel Fuel	0.19	0.19	0.19	0.32	0.37
Rental Equipment	0.79	0.79	0.79	0.79	0.79
Variable Costs					
Oil Sands Ore	4.58	4.61	4.61	4.59	4.58
Aromatic Solvents	0.65	0.65	0.65	0.65	0.65
Condensate [2]	18.32	17.90	16.87	15.94	15.56

(1)   The Average Monthly Production Costs for fiscal year 2015 are based on a total (gross) production of 10,000 barrels of oil during the five-month period (consisting of 7,777.33 barrels of oil that was sold and approximately 2,223 barrels that was used to fuel plant generators).

(2)   Variable costs for condensate are determined by multiplying (a) the fractional percentage of a barrel of condensate used in producing one barrel of finished oil during each month, by (b) the average monthly cost, on a per barrel basis, of condensate that we acquired during the month from our supplier (the table below shows our average monthly purchase costs for natural gas liquids (condensate) acquired from third parties during fiscal 2015).

iii)   Average purchase costs for natural gas liquids (condensate) for fiscal year 2015:

Month	Average ~~Production Cost~~Condensate Costs [1]
August	$ 28.38
September	$ 29.75
October	$ 29.26
November	$ 26.25
December	$ 22.15

~~The costs involved in PQE's Extraction Technology process~~
(1)   The Average Condensate Costs, expressed on a "per barrel" basis, represent a monthly average of the price(s) paid for natural gas liquids supplied by third parties.

The costs associated with extraction and processing operations at our Asphalt Ridge processing facility which are used in determining our "Average Production Costs" – include the costs of oil sands ore, natural gas liquids, aromatic solvent, operator labor, electricity, propane, nitrogen, water, diesel fuel and rental equipment. The primary costs are the costs of oil sands ore, natural gas liquids, aromatic solvents, and labor costs. Other than the aromatic solvents, the condensate used as both a solvent and a feedstock in the processing operations at our ~~Extraction Technology process are~~Asphalt Ridge facility is produced by processing natural gas liquids through ~~the~~a distillation column ~~at the Asphalt Ridge facility~~, with aromatic solvents then added to the distillate. In addition:

- Our fixed costs generally remain constant without regard to the API gravity of our upgraded crude oil;

- Our oil sands ore costs, which include our open pit mining costs, the cost of transporting mined ore to our processing facility, and pre-processing costs (crushing etc.) incurred in preparing mined ore for processing, do not vary with the API gravity of the ~~finished~~ oil produced at our facility, but will ~~gradually~~ increase over time (subject to economies of scale) as our mining operations expand and oil production increases; and

- Solvent and condensate costs are based on the market prices that exist for each category of product, which are usually determined by a monthly average of prevailing prices in effect during the month of delivery. Solvent and condensate costs typically increase as the ~~desired~~target API gravity for our finished crude oil increases (ranging from $2.62/barrel of oil to achieve an API gravity of 15.7 to $16.27/barrel of oil for an API gravity of 42).

In determining our "Average Production ~~Cost~~Costs" for 2015, our average fixed costs for each barrel of oil produced at our Asphalt Ridge processing facility during the period of August 2015 ~~–~~through December 2015 ~~period~~ were: operator labor ($5.31); electricity ($ 0.~~5~~50), propane ($1.25); nitrogen ($0.21); water ($0.1); diesel fuel ($ 0.25); and rental equipment ($0.79). For our variable costs (expressed for each barrel of oil produced at our facility), our average oil sands ore cost was $4.59 per barrel, the primary component of which was the cost of transporting the mined ore approximately 17 miles from our lease to the original location of our pilot plant, and our average cost for aromatic solvent and condensate was $0.65 and $16.92, respectively.

~~The following table reflects the average monthly production costs for fiscal year 2015:~~

We do not expect our operating costs to materially change as the depth of the ~~AR~~Asphalt Ridge #1 Mine increases with additional mining over time. We further anticipate that increased efficiencies in our mining operations and various economies of scale~~,~~ (such as bulk quantity purchases~~,~~ of aromatic solvents at quantity/price discounts), will assist in managing and potentially reducing our average production costs as production at our Asphalt Ridge facility increases over time.

The API gravity for the raw heavy oil or bitumen extracted from oil sands ores initially treated at ~~the~~our Asphalt Ridge ~~plant average~~processing facility averages approximately 10 degrees. Through the application of ~~our~~the Extraction Technology at ~~the~~our plant, a new or distinct crude oil is produced having a range of API gravity of between 20 degrees and 35 degrees. Through ~~the use of~~ our solvent formulation and the select distillation capabilities, the plant is able to craft a final crude oil product to meet the specifications of a range of ~~customers (~~(refinery and pipeline)~~.~~) customers.

The finished crude oil ~~and hydrocarbon products~~ produced at our ~~Utah oil sands~~Asphalt Ridge processing facility ~~are~~is currently sold to an independent purchaser ~~that purchases the products pursuant to~~under short-term or spot delivery contracts where the purchaser takes delivery of finished crude oil at or near the plant and transports it for resale to a refinery in Nevada. The specifications of the ~~finished crude~~ oil produced at the plant are effectively tailored to meet customer (pipeline and refinery) specifications and requirements. From time to time we sell ~~the crude~~ oil ~~and hydrocarbon products~~ produced at our ~~Utah oil sands processing~~Asphalt Ridge facility pursuant to the terms of product off take agreements However, none of our agreements with ~~the independent~~our current purchaser and none of the offtake agreements are firm commitments ~~from purchasers~~ requiring the purchaser to acquire a ~~specific~~specified quantity of our produced oil. If we increase our production beyond the needs of our current purchaser, we expect to attempt to find additional purchasers for such additional production. Although we believe that larger production quantities will attract certain purchasers that only purchase larger quantities of product and will require transportation of our products to locations closer to our processing facility, resulting in lower transportation costs, to date we have only had preliminary discussions with such purchasers and have no purchase commitments from such purchasers. If purchasers located closer to our processing facility are not interested in acquiring such additional quantities produced, we may sell our product to purchasers that may require transportation of our products~~.~~ to locations that are further from our processing facility, which would result in higher transportation costs and lower profit margins for us.

Generally, the finished ~~crude~~ oil produced at our Asphalt Ridge processing facility is sold at a price representing a discount off ~~of~~an average of ~~WTI~~published prices for West Texas Intermediate (WTI) crude oil for a specified period. WTI crude oil is commonly used as a benchmark in pricing oil under oil sales/purchase contracts, particularly in the U.S. The discount off the WTI benchmark price is based on a number of factors, including differences that may exist between the specifications of our crude oil ~~(such as API gravity, generally the higher the API gravity, the higher the discount)~~ and those of WTI crude oil ~~and~~together with the cost of transporting our crude oil to delivery points. ~~Because of the relatively high cost that would be incurred in transporting our~~Since WTI crude oil ~~to refining centers in other states, we currently sell~~generally has an API gravity of between 37-42 degrees, a heavier oil having a lower API gravity in the range of the oil produced at our processing facility ~~in Utah~~will be valued and ~~the~~sold at a price reflecting a discount ~~we receive~~ off the WTI benchmark price ~~is based, at least in part, on local posted prices in Utah.~~

We anticipate that, as production from our oil sands facility increases, longer term contracts will be secured by PQE utilizing ~~agreed upon~~ market-_based_ pricing formulas.

The SITLA Leases

The SITLA Leases have a primary term of ten (10) years, and will remain in effect thereafter for as long as (a) bituminous sands are produced in paying quantities, or (b) PQE Oil is otherwise engaged in diligent operations, exploration or development activity and certain other conditions are satisfied. Generally, the term of the SITLA Leases willmay not continue in effect after the 20th anniversarybe extended beyond the twentieth year of their effective dates except by production of leased substances in paying quantities. An annual minimum royalty of $10 an acre must be paid during the first ten years of the SITLA Leases; from and after the 11th year of the leases, the annual minimum royalty may be adjusted by the lessor based on certain "readjustment" provisions in the SITLA Leases. Annual minimum royaltyroyalties paid in any lease year may be credited against production royalties accruing in the same year.

The SITLA Leases provide that PQE must pay: (i) an annual rent equal to the greater of $1 an acre or a fixed sum of $500 (without regard to acreage); and (ii) a production royalty of 8% of the market price received by it for products produced from the leases at the point of first sale, less reasonable actual costs of transportation to the point of first sale (with. After the tenth year of the Leases, the lessor may increase the royalty rate subject to increase on or after the 10th anniversary of the lease,by as much as one percent (1%) per year up to a maximum of 12.5%, subject to a 12.5% cap during the term thereof, and a proviso that production royalties under the leases shall never be less than $3.00/bbl during the term of the leasesLeases). As the sole lessee under the SITLA Leases, PQE Oil owns 100% of the working interests under the leasesLeases, subject to payment of annual rentals, advance annual minimum royaltyroyalties, and production royalties.

The BLM Leases

In April 2019, TMC acquired an undivided 50% of the operating rights under the BLM Leases, consisting of the right to explore for and produce oil from oil sands formations and deposits from the surface down to a subsurface depth of 1,000 feet. The operating rights assigned and transferred to TMC under certain of the BLM Leases also grant to TMC the right, subject to similar depth limitation, to explore for and produce oil and gas from conventional sources. Each of the BLM Leases includes lands that are located within a "Special Tar Sands Area" or "STSA", a geographic area that has been designated by the (U.S.) Department of Interior as containing substantial deposits of oil sands.

The BLM Leases were originally issued by BLM under the Mineral Leasing Act of 1920 (the "MLA"). However, because the definition of "oil" in the MLA prior to 1981 did not include oil produced from oil sands, the BLM Leases (and all other federal onshore mineral leases issued prior to 1981) did not authorize the development and recovery of oil from oil sands, tar sands and bitumen-impregnated rocks and sediments. The Combined Hydrocarbon Leasing Act of 1981 ("CHL Act") expanded the definition of "oil" to include oil produced from oil sands and bitumen deposits and authorized the issuance of new "combined hydrocarbon leases" or "CHLs" that permit exploration and production of oil and gas from both conventional sources and from oil sands deposits.

For federal onshore mineral leases that were in effect on November 16, 1981 (the CHL Act's enactment date) and included lands located within an STSA, the CHL Act granted to lessees the right to convert such leases to new CHLs. Upon issuance by BLM, each CHL will constitute a new lease that will remain in effect for a primary term of ten (10) years and thereafter for as long as oil or gas is produced in paying quantities.

Each of the BLM Leases has been included in an application to BLM requesting their conversion to new CHLs. During the pendency of such applications, the term (and any operations) of the BLM Leases are in "suspension status" under BLM regulations until the new CHLs are issued.

Permits and Taxes

On September 15, 2008, a large mining permit was granted to TME Asphalt Ridge, LLC by the State of Utah Division of Oil, Gas, and Mining ("UDOGM") for the mining and development of the TME ARAsphalt Ridge Mine #1, an open pit mine located on land included within the TMC Mineral Lease.

On or about July 9, 2015, UDOGM approved an application filed by TMC to transfer the "Notice of Intention to Commence Large Mining Operations" for the ~~TME AR~~Asphalt Ridge Mine #1 (Permit # M/047/0089) from TME Asphalt Ridge LLC to TMC. On October 27, 2017, UDOGM granted final approval to TMC's "Amended Notice of Intention to Commence Large Mining Operations" and issued final Permit # M/047/0089 authorizing TMC to conduct operations at ~~TME AR~~Asphalt Ridge Mine #1. On or about August 6, 2018, PQE Oil filed an amended "Notice of Intention to Commence Large Mining Operations" at the ~~TME AR~~Asphalt Ridge Mine #1, primarily for the purpose of notifying UDOGM that PQE Oil will be the operator under the TMC ~~Minerals~~Mineral Lease and to provide an update on the mining and oil sands processing plan developed by PQE Oil for ~~the TME AR~~Asphalt Ridge Mine #1. The August 2018 Notice of Intention to Commence Large Mining Operations is currently pending with UDOGM and we anticipate, based upon recent conversations with ~~the~~ UDOGM, that the amendment will be approved within the next ~~month~~30-60 days.

Mining operations, including the initial development of the mine at the property and removal of the overburden soil layer has already been performed. In addition to the mining permits, all environmental, construction, utility and other local permits necessary for the construction of the plant and the processing of the oil sands have been granted to PQE.

Specifically, a Groundwater Discharge Permit was issued by the Utah Department of Environmental Quality (Division of Water Quality, Water Quality Board~~).~~) ("UDEQ"), on July 26, 2016 (expiration on July 27, 2021), covering disposal of tailings from ore sands produced from the land area encompassed by the ~~TME AR~~Asphalt Ridge Mine #1. This permit was required by Utah law even though our processing facility does not use a water-based process and authorizes a return of residual sand tailings to the mine for backfill and capping. A Small Source Registration air permit was issued by ~~the Utah Department of Environmental Quality~~UDEQ by a letter dated November 2, 2018. The letter confirms that our processing facility at Asphalt Ridge is exempt from any requirement of additional air quality permits since the facility produces less emissions than the level that would require a special air permit. A Conditional Use Permit (CUP) was issued by the Uintah County (Utah) Commission to us on January 29, 2018, for the operation of our current processing facility. The CUP is a right/interest in land under Utah law and will continue in effect in perpetuity. A local business license was issued to PQE Oil by the ~~County Commission of~~ Uintah County~~, Utah~~ Commission on November 19, 2018. The business license must be renewed annually on payment of a license renewal fee.

~~6~~

The oil and gas properties (including plants, equipment etc.) included in or under the TMC Mineral Lease are subject to the State of Utah's property (ad valorem) tax. The actual tax rate is established by each county in the State (and therefore may vary) and is generally assessed against the "fair market value" of the property. Under Utah Code § 59-2-1103, the oil and gas properties included in the SITLA Leases are exempt from the State's property (ad valorem) tax (although this exemption does not apply to improvements on state lands).

Under Utah Code § 59-5-120, beginning January 1, 2006 and ending June 30, 2026, no severance (production) tax will be imposed on oil and gas produced from oil sands (tar sands). Accordingly, severance tax will not be owed to the State of Utah on the production of oil and hydrocarbon substances from the TMC Mineral Lease or the SITLA Leases until after June 30, 2026.

Extraction Technology

PQE intends to continue to develop its operations by processing purchased native oil sands ore, as well as native oil sands ore produced through the mining operations of its subsidiary (TMC) using its patented closed loop, continuous flow, scalable and environmentally safe Extraction Technology. The Extraction Technology process allows the extraction of hydrocarbons from a wide range of both "water- wet" and/or "oil-wet" oil sands deposits and other hydrocarbon sediment types. PQE's oil extraction process takes place in a completely closed loop system that continuously re-circulatesrecirculates and recycles the solvent after it has completely separated the asphalting and heavy oils from the oil sands. The closed loop system is capable of recovering over 99% of the all hydrocarbons from the oil sands, making this technology very environmentally friendly. The only two end products of the process are high quality heavy oil and clean sand.

The Extraction Technology, which has been modified since 2015 and unlike the technology utilized in 2015, utilizes no water in the process, is anticipated to produce no greenhouse gases, requires no high temperature and/or pressure for the extraction process, and expects to extract up to 99% of all hydrocarbon content and recycle up to 99% of the solvents. The proprietary solvent composition consists of hydrophobic, hydrophilic and polycyclic hydrocarbons. It is expected to dissolve up to 99% of heavy bitumen/asphalt and other lighter hydrocarbons from the oil sands, and prevent their precipitation during the extraction process. Solvents used in this composition form an azeotropic mixture which has a low boiling point of 70 – 75 C degrees and it is expected to allow recycling of over 99% of the solvent. These features, in the event they produce as anticipated by PQE, make it possible to perform hydrocarbon extraction from oil sands at mild temperatures of 50 – 60 degrees C, with no vacuum or/and pressure applied that would lead to high energy and economic efficiency of the extraction of oil from the overall oil sands extraction process.

In the oil extraction process, depending upon the customer's request for an API level (the extracted bitumen starts from the ground at an average API gravity of 10 degrees), through the use of a distillation process and a solvent which we develop ourselves from natural gas condensate, ordinary chemicals and recycled solvent (the solvent can be used at least four times), the hydro-carbons in the extracted bitumen are manipulated. The higher the temperature, the higher the resultant API, more hydrocarbons are removed and more solvent is used. The crude oil produced and sold to the customer is not bitumen and not solvent, it is not a "blend" of separate products and does not include diluent. It is a hydro-carbon, a distinct product having its own specifications.

No diluents or blending agents are used to increasereduce the viscosity of the heavy oil extracted from bitumen saturated ores. Instead, varying amounts of solvent is(which we distill from natural gas condensate, ordinary chemicals, and recycled solvent) are introduced into a mixingan extraction tank with acontaining raw bitumen-saturated stream generated from the initial treatment of mined or extracted oil sands ores and sands (via crushing etc.).ore that has been crushed prior to being added to the extraction tank. The solvent is designed to release the crude oil from bitumen-saturated sandstones during processing.the initial extraction process. This process yields an unfinished crude oil containing the solvent on the one hand, and a second residual consisting of clean sand (containing little tothat contains virtually no hydrocarbons).

The unfinished crude oil containing solvent is then introduced or subjected to a simple distillation process where, as the temperature is increased to certain boiling points, virtually all of the solvent is recovered and recycled for future use and the hydrocarbons contained in the unfinished oil are manipulated. During this process – and depending on the API gravity target of the customer – as temperatures are increased, a greater number of increasingly longer hydrocarbon chains are removed (starting with shorter chains of light hydrocarbons and moving to longer heavier hydrocarbon chains having higher boiling points), resulting in a finished crude oil having a higher API gravity (and requiring larger quantities of solvent/condensate in the process). Conversely, at lower temperatures, the solvent and lighter hydrocarbon chains are removed and recycled for future use, resulting in a lower API gravity finished crude oil (and requiring smaller quantities of solvent/condensate in the process).

The finished crude oil produced and sold to our customers, for purposes of disclosure under the SEC's classifications, qualifies as a "synthetic crude oil". However, the finished oil that we produce is not bitumen and contains virtually no residual solvents or synthetic compounds, is not a blend of separate oils or hydrocarbon products and does not contain diluent. Instead, our finished oil is produced by the extraction, processing and refinement of natural petroleum and is not manufactured by synthesis or with feedstocks that contain or utilize synthetic compounds. For that reason, we market the finished oil that we produce as an upgraded crude oil, a distinct oil product consisting of naturally occurring hydrocarbons and having its own specifications.

The oil extraction process has a reboiler, ~~distillation column at the top of the reboiler~~vapors vessel, heat exchangers, air fin condenser, and ~~a utility boiler~~an oil heater plus a propane tank as the energy source. ~~Reboiler~~The reboiler and ~~distillation column~~vapor vessel are used to recycle the solvent. ~~The hydrocarbon stream containing the solvent is then subjected to a distillation process where the solvent is recovered and recycled for reuse in future process streams.~~ The oil-solvent mixture is ~~heated up at~~subject to increased temperatures in the reboiler to the solvent's boiling ~~temperatures,~~temperature(s), overheated vapors travel through the ~~distillation column and~~ vapor vessel into the condenser and the solvents are condensed back into ~~the~~a liquid in the air fin cooler/condenser and returned (recycled) back ~~into~~to the process.

During the recovery of the solvent through ~~reboiling and~~the distillation process, the plant's engineering and technical personnel are able to select the hydrocarbon chains in the condensate/solvent that are to be flashed off and recovered for recycled reuse in the plant, which in turn produces a crafted finished crude oil. In other words, by selectively stripping or flashing off different hydrocarbon chains from the ~~condensate in the~~ solvent (whether it ~~the~~be heavier hydrocarbons such as ~~the C5 pentanes/pentenes or C6 hexanes~~C7 heptanes or C8 octane, or ~~the~~ lighter hydrocarbons such as ~~methane (C1), ethane (C2), propane (C3) and the butanes (C4),~~C5 pentane or C6 hexane, plant personnel are able, by design, to use the condensate component of the solvent as a feedstock to produce a relatively sweet heavy to medium crude oil (with an API gravity in the 20-30 degree range) or a sweet lighter crude oil (with an API gravity in the 30-40 degree range). The final product is a distinct crude oil, having its own specifications, produced through the processing and distillation of hydrocarbons derived from two feedstocks: (a) crude bitumen oil or heavy oil extracted from native oil sands, and (b) natural gas condensate.

As part of a hydrocarbon refining process utilizing basic chemistry, the natural gas condensate used in the solvent serves dual functions of (1) a solvent that effectively causes a release of heavy oil from the bitumen-saturated stream, and (2) a feedstock that, ~~during~~through distillation ~~or reboiling~~ with a ~~second~~primary feedstock consisting of the raw heavy ~~crude~~ oil or bitumen stream extracted from ~~bitumen~~raw oil sands ores, produces a finished crude oil product. The solvent that is not recovered in the refining process effectively acts as a ~~feed stock~~feedstock to produce the crude oil.

While the initial tests of the Extraction Technology in 2015 did not include recycling of ~~the~~ solvents, ~~PQE's revised Extraction Technology process is expected~~we believe that recent improvements to ~~be able to recycle/recover~~this technology will achieve the recovery/recycling of over 99% of the solvent and between 50% and 99% of the natural gas condensate~~.~~. This is based, among other things, on the results of ~~third party~~ tests ~~of the~~conducted internally and with third parties at PQE's laboratory in San Diego using different batches of ~~the~~ heavy oil ~~that have been produced~~extracted from oil sands in a solvent-extraction process. The actual amount of natural gas condensate recovered/recycled is expected to vary depending upon the ~~type~~API gravity of the finished oil ~~produced. Oil with~~that we elect to produce. Using our Extraction Technology, the production of oil having a higher API gravity will consume more condensate and recycle/recover less condensate.

Another key element of ~~the PQE~~our Extraction Technology ~~process~~ is ~~applying~~that it applies its own extractor~~, based on~~ using a proprietary/patented "liquid fluidized bed" solvent extraction system for bitumen/oil ~~from~~impregnated in oil sands ~~extraction~~. A "liquid fluidized bed" style reactor is anticipated to provide continuous mixing of the (liquid) solvent and the solid ore particles. It is intended to allow a continuous flow process with optimal material/mass/energy balances. ~~PQE's solvent based technology~~The Extraction Technology uses only a fraction of the energy needed to produce a barrel of oil ~~from~~when compared with the water-based technologies used in Canada. PQE's process also employs multiple energy saving technologies to reduce energy consumption ~~even further.~~. This has resulted in a high level of energy efficiency ~~during~~in the oil extraction process that we use in our Asphalt Ridge processing facility. PQE's patented design also includes exceptionally efficient heat exchange and distillation/rectification systems. This energy efficiency ~~makes extraction facilities economical to operate~~should significantly improve the economics involved in operating our processing facility.

PQE has ~~obtained issued~~received patents in the United States, Canada and Russia that protect ~~its proprietary~~the claims and processes embodied in the Extraction Technology. See "Intellectual Property" below.

On March 27, 2013, PQE entered into an intellectual property license agreement in a private arm's length transaction with a Canadian company, TS Energy Ltd., which has agreed to act as the sole and exclusive licensee of the Extraction Technology within Canada and the Republic of Trinidad and Tobago.

INTELLECTUAL PROPERTY

We rely upon patents to protect our intellectual property. We have obtained ~~issued~~ patents in the United States, Canada and Russia that protect ~~our proprietary~~the Extraction Technology. The following sets forth details of our issued patents.

DOCKET	TITLE	COUNTRY	DATE FILED SERIAL NO.	DATE ISSUED PATENT NO./STATUS
1492.2	Oil From Oil Sands Extraction Process	USA	09/26/12 13/627,518 -------------------	02/06/18 9,884,997 Expires: 10/07/31
			---------------------- 10/07/11 61/545,034	

Summary: A system for extracting bitumen from oil sands includes an extractor tank which incorporates a plurality of jet injectors. Operationally, the jet injectors provide jet streams of an extractant in the extractor tank that creates a fluidized bed of the extractant. A reaction between crushed oil sands and the fluidized bed then separates bitumen from the oil sands.

Corresponding Foreign Patent Properties

11492.2a	Oil Extraction Process	Canada	09/30/11 2,754,355	Received Notice of Allowance; patent payment submitted to Commission of Patents
11492.2d	Oil From Oil Sands Extraction Process	Russia	04/28/14 2014117162	12/20/15 2571827 Expires: 09/27/2032

THE OIL SANDS MARKET

As an unconventional hydrocarbon resource, oil sands hold hundreds of billions of barrels of oil on a worldwide basis. Although Canada is the only country that is currently extracting large quantities of oil from its oil sands deposits, the United States also has large oil sands resources that can be developed. In a 2007 Report entitled "A Technical, Economic, and Legal Assessment of North American Oil Shale, Oil Sands, and Heavy Oil Resources In Response to Energy Policy Act of 2005 Section 369(p)" (September 2007), prepared by the Utah Heavy Oil Program, Institute For Clean and Secure Energy and The University of Utah for the U.S. Department of Energy (the "2007 Report"), the authors reported the following estimates, which estimates were based upon source material published in 1979, 1987 and 1993:

- The United States has an estimated 76 billion barrels of oil-in-place (OIP)[1] from bitumen and heavy oil contained in oil sands resources;

8

10

- In the United States, Utah is known to have the largest oil sands deposits, with total resource estimates ranging from 23 to 32 billion barrels of OIP from bitumen and heavy oil contained in oil sands formations and deposits; and

- Within the state of Utah, the region that has experienced the most oil sands development, both in terms of existing oil production and supporting infrastructure, is the Asphalt Ridge area located on the northern edge of the Uintah Basin in eastern Utah. In the 2007 Report, it is estimated that about one (1) billion barrels of OIP exist in the form of bitumen and heavy oil contained in oil sands formations and deposits in the Asphalt Ridge area.

From our own investigation of the oil sands deposits in the Asphalt Ridge area of Utah, we believe that a substantial part of the oil sands deposits in this area are accessible through outcroppings or in shallow depths with limited or no overburden. In our view, the location and accessibility of oil sands deposits in Asphalt Ridge create an opportunity for commercial development, supported by positive economics, using surface mining techniques and our extraction technology.

The worldwide growing demand for heavy crude oil and the recent decline in heavy crude oil production in countries such as Venezuela, makes the high quality, low sulfur, heavy oil found in oil sands deposits in the United States a valuable resource that has been underdeveloped to date. The development of "tight shale" oil plays in the United States has produced significant quantities of light, sweet crude oil reserves, but heavy oil development in the United States has lagged. The development of oil sands domestically has the potential to turn the United States into a major supplier of heavy oil to world markets. To date, oil sands development has been limited by the absence of a viable technology that can extract the heavy oil and bitumen from the oil sands deposits in an economical and environmentally responsible manner. To that end, PQE has developed, and patented an extraction technology that aims to develop oil sands reserves in an economical and environmentally responsible manner. PQE is currently expanding its commercial oil sands extraction operations in the Asphalt Ridge, Utah area, utilizing a process that is economical, environmentally friendly and produces high quality heavy oil.

1. OIP are not estimates of reserves or recoverable resources.

We have tested our Extraction Technology both in Asphalt Ridge and with oil sands sourced from different parts of the world and having different hydrocarbon chemical compositions. To date, we have conducted tests with oil sands from Russia, China, Indonesia and the Middle East. Our tests with Russian oil sands, which were the only tests of our Extraction Technology with oil sands from different parts of the world that were conducted by third parties, were conducted in Ufa, Bashkorkostan (Russia) by a third party (KVADRA) retained by us to perform the tests was conducted by the third party using a multi-ton pilot plant, used a local oil sands ore with oil saturation in a range of 7-10%, resulted in the industrial quantities of heavy oil. From the tests conducted in Ufa, Bashkorkostan (Russia), an average of 70 metric tons of raw oil sand material were processed per day resulting in 5,474.76 KG of heavy asphaltenic oil per day Other tests, consisting of oil sands samples from China, Indonesia and Jordan, were conducted internally at PQE's laboratory in San Diego using lab bench testing with our own solvent blend that produced approximately one to two pound quantities. The research lab in San Diego is used to, among other things, conduct research and development projects, quality control procedural development, raw material testing, lab bench size production batch testing and technical support to the plant design. The average cost to maintain the lab facility is $5,000 per month. By introducing the solvent mixture to crushed and treated ore containing bitumen oil, the oil was separated by recycling the solvent with a laboratory-scale rotor vacuum evaporator. Sand tailings were separated by centrifugation and dried under the vacuum.

Through our testing of oil sands sourced from different countries, we found that the efficiency and consistency of PQE's extraction technology are not affected by differences in the chemical composition of the oil/bitumen in the oil sands. Despite relatively significant differences in oil/bitumen chemistry, both the efficiency and consistency of our extraction technology remained intact, resulting in an oil recovery efficiency that in each test exceeded 99%. We believe that this testing demonstrates that PQE's extraction processthe Extraction Process is universal in its application and does not depend on the material source or the hydrocarbon content or fingerprint.

ACCORD ACQUISITION

Since July 4, 2016, when we acquired a 57.3% interest in Accord, which has subsequently been diluted down to 44.7% by third party equity investments ~~into~~in Accord, we have also been engaged in the recovery of heavy oil. Accord ~~has been utilizing~~utilities two technologies that it has licensed ~~to it~~ from certain of its affiliated entities. The licenses ~~allow~~give Accord ~~to utilize the~~ a non-exclusive right to use these technologies ~~on~~in the development of any oil field ~~it acquires~~that may be acquired by Accord. The first technology, known as SWEPT, is designed to recover hydrocarbons from wells and structures with low pressure or no energy drive mechanism, from residual or partially depleted properties in mature fields, and from structures having complex geophysical matrices or that contain tight oil, in each case by improving rock and fluid properties through the introduction of directed energy waves. The second technology, known as S-BRPT, is designed to recover solid and liquid hydrocarbons through conversion to gaseous forms followed by well-based recovery at greater depths, combining both specially designed on-site well production and recovery methodologies. Accord is currently utilizing these licensed technologies on parts of the 7,000 acres under mineral leases that it acquired in 2016 located in southwest Texas, which include 81 shallow oil wells that historically had limited production. To date, Accord has drilled three new wells on these properties and the fields treated with the technology licensed by Accord is expected to increase oil production, although commercial production has not commenced as yet.

PETROBLOQ, LLC

In November 2017, through our wholly owned subsidiary, PQE, we formed a subsidiary Petrobloq. Petrobloq has entered into an agreement with First Bitcoin Capital Corp. ("FBCC"), a global developer of blockchain-based applications, to design and develop a blockchain-powered supply chain management platform for the oil and gas industry. The platform is being designed to be a "one-stop shop" that will provide both small and large oil and gas producers and operators with the ability to customize their own distributed ledger modules that will permit each company, in a secure "closed" environment, to document, track, and account for the supply of equipment, materials and services in project, field, and lease development. The agreement with FBCC requires that Petroteq pay FBCC $500,000 for the services to be provided, of which an initial $100,000 has been paid to FBCC to commence its research and development activities and an additional $152,500 has been paid to FBCC to continue its research and development activities.

The supply chain management platform is currently in the v1 Beta early stage of development and we are in the process of continuing research and development activities. The current development plans are that the platform will be blockchain agnostic and able to run on any blockchain that is commercially available. The Company's business does not entail, and it is not anticipated that it will entail, the creation, issuance, or use of any digital assets.

In February 2018, Petrobloq leased an 1,800 square foot office in Calabasas, California to serve as its headquarters. The office is staffed with four contract employees hired by FBCC serving as Project Manager; Director of Operations, Solutions Architect and Senior Database Developer, respectively.

In June 2018 and September 2018, we entered into statements of work with MehzOhanian, a software engineering firm based in Austin, Texas, to develop blockchain applications for Petrobloq. MetzOhanian specializes in blockchain engineering, supply chain management software development, and digital security consulting. MetzOhanian will be working with Petrobloq to develop blockchain applications aimed at increasing supply chain transparency and efficiency in the oil and gas sector. The statements of work entered into on June 5, 2018 was for services to be provided from June 5, 2018 until August 10, 2018 and the statement of work entered into on September 24, 2018 is for services to be provided between October 1, 2018 and October 1, 2019. The services are provided on an hourly basis and the estimated cost of the services to be provided under the second statement of work is $129,850.

Recruiter.com

In November 2016, we entered into a joint venture with Recruiter.com, Inc. and OilPrice.com and formed a Delaware limited liability company, Recruiter.com Oil and Gas Group LLC ("Recruiter. OGG"), which is owned 25% by us, 25% by Recruiter.com, Inc., 45% by OilPrice.com and 5% by two individuals. Net profits are split in accordance with ownership interests. In consideration of our 25% equity interest, we issued Recruiter.com, Inc. 83,333 common shares of our stock. Recuiter. Recruiter. OGG is a recruitment venture providing a website based for careers in the oil and gas industry.

REGULATION

Exploration and production operations are subject to various types of regulation at the federal, state and local levels. This regulation includes requiring permits to drill wells, maintaining bonding requirements to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties on which wells are drilled, and the plugging and abandoning of wells. Full mining permits have been granted to PQE Oil from the State of Utah Division of Oil, Gas, and Mining for the mining and development of the Temple Mountain site in Asphalt Ridge, Mine #1 located in the Asphalt Ridge area of Utah. In addition to the mining permits, all environmental, construction, utility and other local permits necessary for the construction of the plant and the processing of the oil sands have been granted to PQE Oil. Our operations are also subject to various conservation laws and regulations.

Typically, oil enhancements such as hydraulic fracturing operations are overseen by state regulators as part of their oil and gas regulatory programs; however, the ~~EPA~~(U.S.) Environmental Protection Agency ("EPA") has asserted federal regulatory authority over certain hydraulic fracturing activities involving diesel under the Safe Drinking Water Act and has released draft permitting guidance for hydraulic fracturing activities that use diesel in fracturing fluids in those states where EPA is the permitting authority. As a result, we may be subject to additional permitting requirements for our operations. These permitting requirements and restrictions could result in delays in operations at well sites as well as increased costs to make wells productive. In addition, legislation introduced in Congress provides for federal regulation of hydraulic fracturing under the Safe Drinking Water Act and ~~require~~requires the public disclosure of certain information regarding the chemical makeup of hydraulic fracturing fluids. Moreover, on November 23, 2011, the EPA announced that it was granting in part a petition to initiate a rulemaking under the Toxic Substances Control Act, relating to chemical substances and mixtures used in oil and gas exploration and production. Further, on May 4, 2012, the ~~Department of the Interior's Bureau of Land Management ("BLM")~~BLM issued a proposed rule to regulate hydraulic fracturing on public and Indian land.

On August 16, 2012, the EPA published final rules that establish new air emission control requirements for natural gas and NGL production, processing and transportation activities, including New Source Performance Standards to address emissions of sulfur dioxide and volatile organic compounds, and National Emission Standards for Hazardous Air Pollutants (NESHAPS) to address hazardous air pollutants frequently associated with gas production and processing activities. Among other things, these final rules require the reduction of volatile organic compound emissions from natural gas wells through the use of reduced emission completions or "green completions" on all hydraulically fractured wells constructed or refractured after January 1, 2015. In addition, gas wells are required to use completion combustion device equipment (e.g., flaring) by October 15, 2012 if emissions cannot be directed to a gathering line. Further, the final rules under NESHAPS include maximum achievable control technology (MACT) standards for "small" glycol dehydrators that are located at major sources of hazardous air pollutants and modifications to the leak detection standards for valves. Compliance with these requirements, especially the imposition of these green completion requirements, may require modifications to certain of our operations, including the installation of new equipment to control emissions at the well site that could result in significant costs, including increased capital expenditures and operating costs, and could adversely impact our business.

In addition to these federal legislative and regulatory proposals, some states such as Pennsylvania, West Virginia, Texas, Kansas, Louisiana and Montana, and certain local governments have adopted, and others are considering adopting, regulations that could restrict hydraulic fracturing in certain circumstances, including requirements regarding chemical disclosure, casing and cementing of wells, withdrawal of water for use in high-volume hydraulic fracturing of horizontal wells, baseline testing of nearby water wells, and restrictions on the type of additives that may be used in hydraulic fracturing operations. For example, the Railroad Commission of Texas adopted rules in December 2011 requiring disclosure of certain information regarding the components used in the hydraulic fracturing process. In addition, Pennsylvania's Act 13 of 2012 became law on February 14, 2012 and amended the state's Oil and Gas Act to impose an impact fee for drilling, increase setbacks from certain water sources, require water management plans, increase civil penalties, strengthen the Pennsylvania Department of Environmental Protection's (PaDEP) authority over the issuance of drilling permits, and require the disclosure of chemical information regarding the components in hydraulic fracturing fluids.

We believe that the technologies we use are cleaner and environmentally friendlier than the known fracking or tar sand technologies. Regulatory and social resistance sometimes prohibits fracking recovery methods in some states and we intend to consider entering in those states with our technologies offering to the regulators and the public solutions that we believe would help to lift the bans and ease resistance to oil and gas field development.

OSHA and Other Laws and Regulations.

We are subject to the requirements of the federal Occupational Safety and Health Act (OSHA), and comparable state laws. The OSHA hazard communication standard, the EPA community right-to-know regulations under the Title III of CERCLA and similar state laws require that we organize and/or disclose information about hazardous materials used or produced in our operations. Also, pursuant to OSHA, the Occupational Safety and Health Administration has established a variety of standards related to workplace exposure to hazardous substances and employee health and safety.

Oil Pollution Act.

The Federal Oil Pollution Act of 1990 (("OPA)") and resulting regulations impose a variety of obligations on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. The term "waters of the United States" has been broadly defined to include inland water bodies, including wetlands and intermittent streams. The OPA assigns joint and several strict liability to each responsible party for oil removal costs and a variety of public and private damages. We believe that we substantially complyare in compliance with the Oil Pollution ActOPA and relatedthe federal regulations promulgated thereunder in the conduct of our operations.

Clean Water Act.

The Federal Water Pollution Control Act (Clean Water Act) and resulting regulations, which are primarily implemented through a system of permits, also govern the discharge of certain contaminants into waters of the United States. Sanctions for failure to comply strictly with the Clean Water Act are generally resolved by payment of fines and correction of any identified deficiencies. However, regulatory agencies could require us to cease construction or operation of certain facilities or to cease hauling wastewaters to facilities owned by others that are the source of water discharges. We believe that we substantially comply with the Clean Water Act and related federal and state regulations.

COMPETITION

Competition in the oil industry is intense. We compete with other companies seeking to acquire sub economic oil fields, many with substantial financial and other resources. We will also compete with technologies such as gas injection, polymer flooding, microbial injection and thermal methods. As a new technology, we also compete with many of the other technologies that have been proven to be economically successful in enhancing oil production in the United States. As a result of this competition, we may be unable to attract the necessary funding or qualified personnel. If we are unable to successfully compete for funding or for qualified personnel, our activities may be slowed, suspended or terminated, any of which would have a material adverse effect on our ability to continue operations. However due to the innovative nature of our technology and the ecological benefit it provides, while remaining economically efficient, we believe that ~~Competition~~competition will not be a significant impediment to our operations or expansion.

11

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and therefore we intend to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal controls over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an "emerging growth company." In addition, the JOBS Act provides that an "emerging growth company" can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We will remain an "emerging growth company" until the earlier of (1) the last day of the fiscal year: (a) following the fifth anniversary of the date of the first sale of our common shares pursuant to an effective registration statement filed under the Securities Act; (b) in which we have total annual gross revenue of at least $1.07 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeded $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to "emerging growth company" have the meaning associated with that term in the JOBS Act.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated in Ontario, Canada. Certain of our directors and officers named in this registration statement reside outside the U.S. In addition, some of our assets and the assets of our directors and officers are located outside of the United States. As a result, it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or these persons on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Canadian law.

OUR CORPORATE HEADQUARTERS AND OTHER LOCATIONS

Our registered office address in Canada is Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1E2, Canada. Our principal executive offices are located at 15165 Ventura Blvd, #200, Sherman Oaks, California 91403. The monthly base rent is $6,500 for the approximately 1,800 square foot premises and the lease term is five years.

Petrobloq's headquarters are located at 4768 Park Granada, Calabasas, California 91302. The monthly base rent is $3,870 for the 1,800 square foot premises and the lease is for a three-year term.

TMC ~~holds a mining~~ and PQE Oil hold the exclusive right to mine, extract and produce oil and associated hydrocarbons and minerals from oil sands containing heavy oil and bitumen under mineral leases~~, as amended, on the Asphalt Ridge property which is~~ covering approximately 2,541.76 acres ~~located~~ in the Asphalt Ridge area of Utah

(Uintah County, Utah of which 1229), including 1,229.82 acres are currently held under the TMC Mineral Lease and an additional 833.03 and 478.91 acres, respectively are, held under the SITLA Mineral Leases. We are completing construction In addition, TMC recently acquired 50% of athe operating rights under five BLM Leases covering lands consisting of approximately 5,960 gross acres (2,980 net acres) situated in Uintah, Wayne and Garfield Counties, Utah, and is in the process of acquiring the remaining 50% of the operating rights under the BLM Leases once we have obtained required approvals from the TSX Venture Exchange. We have recently completed the construction and initial expansion of our Asphalt Ridge processing facility, which currently covers an area of approximately 20,000 square foot extraction facility based on this leased property thatfeet and is anticipated to be approximately located on three acres of land within our TMC Mineral Lease in Uintah County, Utah.

History and Development of the Company

We were incorporated as "AXEA Capital Corp." on January 4, 2008 pursuant to the *Business Corporations Act* (British Columbia). On October 15, 2012, MCW Energy Group Limited ("MCW NB"), a corporation incorporated in the Province of New Brunswick, completed a reverse acquisition of AXEA Capital Corp. (the "RTO") and as a result MCW NB became a wholly owned subsidiary of AXEA Capital Corp. which also changed its name from "AXEA Capital Corp." to "MCW Enterprises Ltd." Pursuant to articles of continuance filed on December 7, 2012, MCW NB changed its jurisdiction of governance by continuing from the Province of New Brunswick into the Province of Ontario. Pursuant to articles of continuance filed on December 12, 2012, MCW Enterprises Ltd. changed its jurisdiction of governance by continuing from the Province of British Columbia into the Province of Ontario and changed its name to MCW Enterprises Continuance Ltd. Pursuant to a certificate of amalgamation dated December 12, 2012, MCW Enterprises Continuance Ltd. and MCW NB amalgamated in the Province of Ontario and continued under the name "MCW Energy Group Limited".

We are governed by the *Business Corporations Act* (Ontario) and our registered office is located at Suite 6000, 1 First Canadian Place, PO Box 367, 100 King Street West, Toronto, Ontario M5X 1E2, Canada and our principal place of business is located at 15165 Ventura Blvd., #200, Sherman Oaks, California 91403. Our telephone number is (866) 571-9613.

Our common shares are publicly traded on the TSX Venture Exchange (the "TSXV") under the trading symbol "PQE", the Frankfurt Exchange under the trading symbol PQCF.F and on the OTC Pink under the trading symbol "PQEFF".

On July 4, 2016, we acquired a controlling interest of 57.3% of Accord GR Energy, Inc.,.; however, we currently hold a 44.7% interest in Accord.

Pursuant to articles of amendment filed on May 5, 2017, we changed our name from "MCW Energy Group Limited" to "Petroteq Energy Inc." and we changed our TSXV trading symbol from MCW to PQE. On June 2, 2017, our OTCQX trading symbol was changed from MCW to PQEFF. Since March 15, 2018, our stock has traded on the OTC Pink market when it no longer traded on the OTCQX International Market.

On May 5, 2017, we effected a share consolidation (reverse stock split) on a 1-for-30 basis. Unless otherwise included, all shares amounts and per share amounts in this registration statement have been prepared on a pro forma basis to reflect the 1-for-30 reverse stock split of our outstanding shares of common shares that we effected May 5, 2017. On November 23, 2018, our shareholders approved a resolution authorizing our Board of Directors to consolidate our shares on a basis of up to ten for one. No consolidation has been effected to date.

Recently through our We recently formed Petrobloq as a new wholly owned subsidiary PQE, we formed a new subsidiary Petrobloq. We have also acquired a 25% investment in a recruitment venture with three other parties providing a website based for careers in the oil and gas industry.

Additional information related to our company may be found on our website at www.petroteq.energy. Information contained in our website does not form part of the registration statement and is intended for informational purposes only.

13

ITEM 1A. RISK FACTORS.

The following risks relate specifically to our business and should be considered carefully. Our business, financial condition and results of operations could be harmed by any of the following risks. As a result, the trading price of our common shares could decline and the holders could lose part or all of their investment.

We have a limited operating history, and may not be successful in developing profitable business operations.

Our oil extraction segment has a limited operating history. Our business operations must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil extraction business. In May 2018 we recommenced our oil extraction activities, which is expected to be a significant source of our revenue. From 2015 until 2018, we temporarily ceased our oil ~~extraction~~ sands mining and processing operations while we relocated our processing plant. For a limited period, we made sales of hydrocarbon products to customers produced at ~~the oil extraction plant we had completed~~our initial processing facility following completion of its construction and fabrication on September 1, 2015. Due to the volatility in the oil markets production ceased as we were not able to operate profitably at low volumes of output. The losses from continuing operations over the past four fiscal years are largely due to ~~us relocating~~the relocation, reassembly and expansion or our ~~oil extraction plant to the~~ processing facility on land located within our TMC ~~mineral lease site.~~Mineral Lease located in Uintah County, Utah. As of the date of this registration statement, we have generated limited revenue from ~~these~~our oil sands mining and processing activities and do not anticipate generating any significant revenue from these activities until ~~the~~our new (and expanded) processing facility is fully operational for at least a few months, which is not expected until the last quarter of fiscal 2019. We have an insufficient history at this time on which to base an assumption that our oil ~~extraction business~~sands mining and processing operations will prove to be successful in the long-term. Our future operating results will depend on many factors, including:

- our ability to raise adequate working capital;

- the success of our development and exploration;

- the demand for oil;

- the level of our competition;

- our ability to attract and maintain key management and employees; and

- our ability to efficiently explore, develop, produce or acquire sufficient quantities of marketable gas or oil in a highly competitive and speculative environment while maintaining quality and controlling costs.

To achieve profitable operations in the future, we must, alone or with others, successfully manage the factors stated above, as well as continue to develop ways to enhance or increase the efficiency of our mining and processing ~~efforts, when commenced.~~operations that are being conducted in the Asphalt Ridge area in eastern Utah. Despite our best efforts, we may not be successful in our exploration or development efforts~~,~~ or obtain ~~required~~the regulatory approvals required to conduct our operations.

We have suffered operating losses since inception and we may not be able to achieve profitability.

At ~~November 30, 2018~~February 28, 2019, August 31, 2018 and August 31, 2017, we had an accumulated deficit of (\$~~67,502,854~~71,050,372), (\$62,497,396) and (\$46,856,367), respectively and we expect to continue to incur increasing expenses in the foreseeable future as we develop our oil extraction business. We incurred a net loss of (\$~~5,005,458~~3,547,517) and (~~3,645,712~~(\$1,732,532) as of the three months ended ~~November 30~~February 28, 2019 and February 28, 2018 ~~and November 30, 2017~~, respectively and (\$15,641,029) and (\$7,923,650), as of the years ended August 31, 2018 and August 31, 2017, respectively. As a result, we are sustaining substantial operating and net losses, and it is possible that we will never be able to sustain or develop the revenue levels necessary to attain profitability.

Our ability to be profitable will depend in part upon our ability to manage our operating costs and to generate revenue from our extraction operations. Operating costs could be impacted by inflationary pressures on labor, volatile pricing for natural gas used as an energy source in transportation of fuel and in oil sands processes, and planned and unplanned maintenance.

The failure to comply with the terms of our secured notes could result in a default under the terms of the note and, if uncured, it could potentially result in action against the pledged assets.

As of ~~November 30, 2018~~February 28, 2019, we had issued and outstanding notes in the principal amount of $1,~~637,396~~510,613 and convertible notes in the principal amount of $~~3,448,974~~4,483,603 to certain private ~~investor~~investors which mature between January 1, 2019 and August 31, 2020 and are secured by a pledge of all of our assets. If we fail to comply with the terms of the notes, the note holder could declare a default under the notes and if the default were to remain uncured, as secured creditors they would have the right to proceed against the collateral secured by the loans. Any action by secured creditors to proceed against our assets would likely have a serious disruptive effect on our operations.

We have limited capital and will need to raise additional capital in the future.

We do not currently have sufficient capital to fund both our continuing operations and our planned growth. We will require additional capital to meet the terms of the TMC Mineral Lease and to continue to grow our business via acquisitions and to further expand our exploration and development programs. We may be unable to obtain additional capital when required. Future acquisitions and future exploration, development, processing and marketing activities, as well as our administrative requirements (such as salaries, insurance expenses and general overhead expenses, as well as legal compliance costs and accounting expenses) will require a substantial amount of additional capital and cash flow.

We may pursue sources of additional capital through various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. We may not be successful in identifying suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means. If we do not succeed in raising additional capital, our resources may not be sufficient to fund our planned operations and may force us to curtail operations or cancel planned projects.

Our ability to obtain financing, if and when necessary, may be impaired by such factors as the capital markets (both generally and in the oil and gas industry in particular), our limited operating history, the location of our oil and gas properties and prices of oil and gas on the commodities markets (which will impact the amount of asset-based financing available to us, if any) and the departure of key employees. Further, if oil or gas prices on the commodities markets decline, our future revenues, if any, will likely decrease and such decreased revenues may increase our requirements for capital. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs (even to the extent that we reduce our operations), we may be required to cease our operations, divest our assets at unattractive prices or obtain financing on unattractive terms.

Any additional capital raised through the sale of equity may dilute the ownership percentage of our shareholders. Raising any such capital could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee incentive plans, which may have a further dilutive effect.

Any additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital, growth and other general corporate purposes; and

- limit our flexibility in planning for, or reacting to, changes in our business and our industry.

The incurrence of additional indebtedness could require acceptance of covenants that, if violated, could further restrict our operations or lead to acceleration of the indebtedness that would necessitate winding up or liquidation of our company. In addition to the foregoing, our ability to obtain additional debt financing may be limited and there can be no assurance that we will be able to obtain any additional financing on terms that are acceptable, or at all.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, which may adversely impact our financial condition.

There is substantial doubt about our ability to continue as a going concern.

At ~~November 30, 2018~~February 28, 2019, we had not yet achieved profitable operations, had accumulated losses of ($~~67,402,854~~71,050,372) since our inception and a working capital deficit of ($~~4,811,328~~6,098,486), and expect to incur further losses in the development of our business, all of which casts substantial doubt about our ability to continue as a going concern. We have incurred net losses for the past four years. As at August 31, 2018 and August 31, 2017, we had an accumulated deficit of ($62,497,396) and ($46,856,367), respectively and a working capital deficit of ($374,567) and ($4,250,552), respectively. The opinion of our independent registered accounting firm on our audited financial statements for the years ended August 31, 2018 and 2017 draws attention to our notes to the financial statements, which describes certain material uncertainties regarding our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to generate future profitable operations and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management's plan to address our ability to continue as a going concern includes~~:~~ (1) obtaining debt or equity funding from private placement or institutional sources~~;~~, (2) obtaining loans from financial institutions, where possible~~;~~, or (3) participating in joint venture transactions with third parties. Although management believes that it will be able to obtain the necessary funding to allow us to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Strategic relationships upon which we may rely are subject to change, which may diminish our ability to conduct our operations.

Our ability to successfully acquire oil and gas interests, to establish reserves, and to identify and enter into commercial arrangements with customers will depend on developing and maintaining close working relationships with industry participants and our ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment. These realities are subject to change and our inability to maintain close working relationships with industry participants or continue to acquire suitable property may impair our ability to execute our business plan.

To continue to develop our business, we will endeavor to use the business relationships of our management to enter into strategic relationships, which may take the form of joint ventures with other private parties and contractual arrangements with other oil and gas companies, including those that supply equipment and other resources that we will use in our business. We may not be able to establish these strategic relationships, or, if established, we may not be able to maintain them. In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to in order to fulfill our obligations to these partners or maintain our relationships. If our strategic relationships are not established or maintained, our business prospects may be limited, which could diminish our ability to conduct our operations.

We may not be able to successfully manage our growth, which could lead to our inability to implement our business plan.

Our growth is expected to place a significant strain on our managerial, operational and financial resources, especially considering that we currently only have a small number of executive officers, employees and advisors. Further, as we enter into additional contracts, we will be required to manage multiple relationships with various consultants, businesses and other third parties. In addition, once we commence operations at our oil extraction facility, our strain on management will further increase. These requirements will be exacerbated in the event of our further growth or in the event that the number of our drilling and/or extraction operations increases. There can be no assurance that our systems, procedures and/or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to successfully implement our business plan. If we are unable to manage our growth effectively, our business, results of operations and financial condition will be adversely affected, which could lead to us being forced to abandon or curtail our business plan and operations

Our operations are dependent upon us maintaining our mineral lease for the Asphalt Ridge Property.

TMC, one of our ~~subsidiary~~wholly owned operating subsidiaries, holds ~~a~~certain mining and mineral ~~lease, granted by~~ production rights under the TMC Mineral Lease, covering lands consisting of approximately 1,229.82 acres located in the Asphalt Ridge, ~~Inc., on the Asphalt Ridge property located in~~ area in Uintah County, Utah ~~(the "TMC Mineral Lease").~~. We recently moved our processing facility to the TMC Mineral Lease site. The TMC Mineral Lease is subject to termination under various circumstances, including our non-payment of certain ~~royalty fees~~advance and production royalties as well as ~~us not meeting~~a failure to comply with certain minimum production requirements and receiving funding commitments for expanding or building additional production facilities. We currently intend to fund the expansion/ additional facilities through revenue generated from the processing facility at the TMC Mineral Lease, which to date has been minimal, and/or third party funding sources for which we currently have no commitments. If the TMC Mineral Lease were to be terminated, our operations would be significantly impacted until such time that we were able to ~~enter into a substitute lease. Any substitute lease~~relocate our processing facility to a site within the SITLA Lease or to secure other acceptable mineral leases for our operations. Any relocation of our processing facility from the TMC Mineral Lease, or the acquisition of other mineral leases for our operations, would require extensive plant relocation and construction work and new regulatory permits ~~price~~to allow our processing facilities at a new lease or mine site to becoming operational. There can be no assurance that we could ~~enter into a substitute lease upon favorable terms if at all~~economically relocate our processing facility to the SITLA Leases or that ~~such lease~~we would ~~not require~~be able to obtain new or substitute mineral leases, if necessary, upon or under acceptable terms, or that any new or substitute leases would permit us to relocate our ~~extraction~~processing facility to a site within such leases.

The loss of key personnel would directly affect our efficiency and profitability.

Our future success is dependent, in a large part, on retaining the services of our current management team. Our executive officers possess a unique and comprehensive knowledge of our industry, our technology and related matters that are vital to our success within the industry. The knowledge, leadership and technical expertise of these individuals would be difficult to replace. The loss of one or more of our officers could have a material adverse effect on our operating and financial performance, including our ability to develop and execute our long term business strategy. We do not maintain key-man life insurance with respect to any employees. We do not have employment agreements with any of our executive officers other than our Chief Executive Officer. There can be no assurance that any of our officers will continue to be employed by us.

In the future, we may incur significant increased costs as a result of operating as a U.S reporting company, and our management may be required to devote substantial time to new compliance initiatives.

In the future, we may incur significant legal, accounting and other expenses as a result of operating as a public company. The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), as well as new rules subsequently implemented by the U.S. Securities and Exchange Commission (the "SEC"), have imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

Our operations are currently geographically concentrated and therefore subject to regional economic, regulatory and capacity risks.

All of our production is anticipated to be derived from our properties in the Asphalt Ridge area. As a result of this geographic concentration, we may be disproportionately exposed to the effect of regional supply and demand factors, delays or interruptions of production from ore sands in this area caused by governmental regulation, processing or transportation capacity constraints, market limitations, weather events or interruption of the processing or transportation of crude oil or natural gas. Additionally, we may be exposed to additional risks, such as changes in ~~field-wide rules~~laws and regulations that could cause us to permanently cease mining operations at Asphalt Ridge.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we are required to perform system and process evaluation and testing on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Licenses and permits are required for our company to operate in some jurisdictions, and the loss of or failure to renew any or all of these licenses and permits or failure to comply with applicable laws and regulations could prevent us from either completing current projects or obtaining future projects, and, thus, materially adversely affect our business.

Our operations will require licenses, permits and in some cases renewals of licenses and permits from various governmental authorities. Our ability to obtain, sustain or renew such licenses and permits on acceptable terms is subject to change in regulations and policies and to the discretion of the applicable governments, among other factors. Our inability to obtain, or our loss of or denial of extension of, any of these licenses or permits could hamper our ability to produce revenues from our operations.

We may be required to make significant capital expenditures to comply with laws and the applicable regulations and standards of governmental authorities and organizations.

We are subject to various national, state, and local laws and regulations in the various countries in which we operate, including those relating to the renewable energy industry in general, and may be required to make significant capital expenditures to comply with laws and the applicable regulations and standards of governmental authorities and organizations. Moreover, the cost of compliance could be higher than anticipated. On the effective date hereof, our operations will become subject to compliance with the U.S. Foreign Corrupt Practices Act in addition to certain international conventions and the laws, regulations and standards of other foreign countries in which we operate.

In addition, many aspects of our operations are subject to laws and regulations that relate, directly or indirectly, to the renewable industry. Existing and proposed new governmental conventions, laws, regulations and standards, including those related to climate and emissions of "greenhouse gases," may in the future add significantly to our operating costs or limit our activities or the activities and levels of capital spending by our customers. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and even criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit our operations. The application of these requirements, the modification of existing laws or regulations or the adoption of new laws or regulations which impose substantial new regulatory requirements on our oil extraction operations could also harm our business, results of operations, financial condition and prospects.

We could be subject to litigation that could have an adverse effect on our business and operating results.

We are, from time to time, involved in litigation. The numerous operating hazards inherent in our business increase our exposure to litigation, which may involve, among other things, contract disputes, personal injury, environmental, employment, warranty and product liability claims, tax and securities litigation, patent infringement and other intellectual property claims and litigation that arises in the ordinary course of business. Our management cannot predict with certainty the outcome or effect of any claim or other litigation matter. Litigation may have an adverse effect on us because of potential negative outcomes such as monetary damages or restrictions on future operations, the costs associated with defending the lawsuits, the diversion of management's resources and other factors.

Global political, economic and market conditions could negatively impact our business.

Our company's operations are affected by global political, economic and market conditions. The recent economic downturn has generally reduced the availability of liquidity and credit to fund business operations worldwide and has adversely affected our customers, suppliers and lenders. Our limited capital resources have negatively impacted our activity levels and, in turn, our financial condition and results of operations. A sustained or deeper recession in regions in which we operate could limit overall demand for our renewable energy solutions and could further constrain our ability to generate revenues and margins in those markets and to grow overall.

War, terrorism, geopolitical uncertainties, public health issues, and other business interruptions have caused and could cause damage or disruption to international commerce and the global economy, and thus could have a material adverse effect on us, our suppliers, logistics providers and customers. Our business operations are subject to interruption by, among others, natural disasters (including, without limitation, earthquakes), fire, power shortages, nuclear power plant accidents, terrorist attacks and other hostile acts, labor disputes, public health issues, and other events beyond our control. Such events could decrease demand for our services and products, make it difficult or impossible for us to make and deliver crude oil and hydrocarbon products to our buyers and customers, or to receive necessary supplies from our suppliers, and create delays and inefficiencies in our supply chain. Should major public health issues, including pandemics, arise, we could be adversely affected by more stringent employee travel restrictions, additional limitations in freight services, governmental actions limiting the movement of products between regions, delays in production ramps of new products, and disruptions in the operations of our customers and suppliers. The majority of our business operations, our corporate headquarters, and other critical business operations, including suppliers and customers, are in locations that could be affected by natural disasters. In the event of a natural disaster, we could incur significant losses, require substantial recovery time and experience significant expenditures in order to resume operations.

We do not carry business interruption insurance, and any unexpected business interruptions could adversely affect our business.

Our operations are vulnerable to interruption by earthquake, fire, power failure and power shortages, hardware and software failure, floods, computer viruses, and other events beyond our control. In addition, we do not carry business interruption insurance to compensate us for losses that may occur as a result of these kinds of events, and any such losses or damages incurred by us could disrupt our projects and our other operations without reimbursement. Because of our limited financial resources, such an event could threaten our viability to continue as a going concern and lead to dramatic losses in the value of our common shares.

Certain Factors Related to Oil Sands Exploration

The Nature of Oil Sands Exploration and Development involves many risks.

Oil sands exploration and development are very competitive and involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. As with any exploration property, there can be no assurance that commercial deposits of bitumen will be produced from oil sands exploration licenses and our permit lands in Utah.

The Extraction Technology has never been implemented on a large commercial basis as an oil and gas recovery technology before and our assumptions and expectations may not be accurate causing actual results of the implementation of the Extraction Technology to be significantly different form our current expectations. As a result, our operations may not generate any significant revenues from the development of the bitumen resources. In addition, there is no assurance that reserve engineers or lenders will determine that the production resulting from the application of the Extraction Technology can be used to establish reserves.

Furthermore, the marketability of any resource will be affected by numerous factors beyond our control. These factors include, but are not limited to, market fluctuations of prices, proximity and capacity of pipelines and processing equipment, equipment and labor availability and government regulations (including, without limitation, regulations relating to prices, taxes, royalties, land tenure, allowable production, importing and exporting of oil and gas, land use and environmental protection). The extent of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital.

Supply risk is a function of the unavailability of ~~third party~~oil sands ores containing heavy oil and bitumen, whether from our mineral leases or from third parties; poor ore grade quality or density, ~~unplanned~~and solvents and condensates that we acquire from third parties. Unplanned mine equipment and extraction plant maintenance, storage costs and in situ reservoir and equipment performance could also impact our production targets. Our oil extraction activities will be dependent upon ~~our~~ having an available supply of <u>mined oil sands ores and sandstones containing heavy oil and</u> bitumen.

The viability of our business plan, business operations, and future operating results and financial condition are and will be exposed to fluctuating prices for oil, gas, oil products and chemicals.

Prices of oil, gas, oil products and chemicals are affected by supply and demand, which can fluctuate significantly. Factors that influence supply and demand include operational issues, natural disasters, weather, political instability~~,~~ or conflicts, economic conditions and actions by major oil-exporting countries. Price fluctuations can have a material effect on our ability to raise capital and fund our exploration activities, our potential future earnings, and our financial condition. For example, in a low oil and gas price environment oil sands exploration and development may not be <u>economically or</u> financially viable or profitable. Prolonged periods of low oil and gas prices, or rising costs, could result in our ~~exploration~~<u>mining and processing</u> projects being delayed or cancelled, as well as the impairment of certain assets.

Environmental and regulatory compliance may impose substantial costs on us.

Our operations are or will be subject to stringent federal, ~~provincial~~<u>state</u> and local laws and regulations relating to improving or maintaining environmental quality. Environmental laws often require parties to pay for remedial action or to pay damages regardless of fault. Environmental laws also often impose liability with respect to divested or terminated operations, even if the operations were terminated or divested many years ago.

Our ~~exploration~~<ins>mining, production and processing</ins> activities ~~and drilling programs~~ are or will be subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, land use, protection and remediation of the environment, protection of endangered and protected species, operational safety, toxic substances and other matters. ~~Exploration~~<ins>Generally, oil</ins> and ~~drilling is also~~<ins>gas exploration and production, including our oil sands mining and processing operations, are</ins> subject to risks and liabilities associated with pollution of the environment and disposal of waste products. Compliance with these laws and regulations will impose substantial costs on us and will subject us to significant potential liabilities. In addition, should there be changes to existing laws or regulations, our competitive position within the oil sands industry may be adversely affected, as many industry players have greater resources than we do.

We are required to obtain various regulatory permits and approvals in order to explore and develop our properties. There is no assurance that regulatory approvals for exploration and development of our properties will be obtained at all or with terms and conditions acceptable to us.

We may be exposed to third party liability and environmental liability in the operation of our business.

Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damage. We could be liable for environmental damages caused by previous owners. As a result, substantial liabilities to third parties or governmental entities may be incurred, and the payment of such liabilities could have a material adverse effect on our financial condition and results of operations. The release of harmful substances in the environment or other environmental damages caused by our activities could result in us losing our operating and environmental permits or inhibit us from obtaining new permits or renewing existing permits. We currently have a limited amount of insurance and, at such time as we commence additional operations, we expect to be able to obtain and maintain additional insurance coverage for our operations, including limited coverage for sudden environmental damages, but we do not believe that insurance coverage for environmental damage that occurs over time is available at a reasonable cost. Moreover, we do not believe that insurance coverage for the full potential liability that could be caused by environmental damage is available at a reasonable cost. Accordingly, we may be subject to liability or may lose substantial portions of our properties in the event of certain environmental damage. We could incur substantial costs to comply with environmental laws and regulations which could affect our ability to operate as planned.

American climate change legislation could negatively affect markets for crude and synthetic crude oil

Environmental legislation regulating carbon fuel standards in ~~jurisdictions~~<ins>the United States (or elsewhere) could adversely affect companies</ins> that ~~import crude~~<ins>produce, refine, transport, process</ins> and ~~synthetic~~<ins>sell</ins> crude oil ~~in the United States~~ <ins>and refined products, including our oil sands mining and processing operations, and</ins> could result in increased costs and/or reduced revenue. For example, both <ins>the state of</ins> California and the ~~United States federal governments~~<ins>U.S. Government</ins> have passed legislation which, in some circumstances, considers the lifecycle greenhouse gas emissions of purchased fuel and which may negatively affect our business<ins>,</ins> or require the purchase of emissions credits, which may not be economically feasible.

Because of the speculative nature of oil exploration, there is risk that we will not find commercially exploitable oil and gas and that our business will fail.

The search for commercial quantities of oil and gas as a business is extremely risky. We cannot provide investors with any assurance that any properties in which we obtain a mineral interest will contain commercially exploitable quantities of ~~bitumen,~~ oil and~~/~~ gas or ~~gas~~<ins>heavy oil and bitumen contained in oil sands</ins>. The exploration expenditures to be made by us may not result in the discovery of commercial quantities of oil and/or gas. Problems such as unusual or unexpected formations or pressures, premature declines of reservoirs, invasion of water into producing formations and other conditions involved in oil and gas exploration often result in unsuccessful exploration efforts. If we are unable to find commercially exploitable quantities of oil and gas<ins>, (in particular oil sands containing economically recoverable heavy oil and bitumen),</ins> and/or we are unable to commercially extract such quantities, we may be forced to abandon or curtail our business plan<ins>, and,</ins> as a result, any investment in us may become worthless.

The price of oil and gas has historically been volatile. If it were to decrease substantially, our projections, budgets and revenues would be adversely affected, potentially forcing us to make changes in our operations.

Our future financial condition, results of operations and the carrying value of any oil and gas interests we acquire will depend primarily upon the prices paid for oil and gas production. Oil and gas prices historically have been volatile and likely will continue to be volatile in the future, especially given current world geopolitical conditions. Our cash flows from operations are highly dependent on the prices that we receive for oil and gas. This price volatility also affects the amount of our cash flows available for capital expenditures and our ability to borrow money or raise additional capital. The prices for oil and gas are subject to a variety of additional factors that are beyond our control. These factors include:

- the level of consumer demand for oil and gas;

- the domestic and foreign supply of oil and gas;

- the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to agree to and maintain oil price and production controls;

- the price of ~~foreign~~ oil, both in international and ~~gas~~U.S. markets;

- domestic governmental regulations and taxes;

- the price and availability of ~~alternative fuel sources~~solvent materials and feedstocks;

- weather conditions;

- market uncertainty due to political conditions in oil and gas producing regions, including the Middle East; and

- worldwide economic conditions.

These factors as well as the volatility of the energy markets generally make it extremely difficult to predict future oil and gas price movements with any certainty. Declines in oil and gas prices affect our revenues and accordingly, such declines could have a material adverse effect on our financial condition, results of operations, our future oil and gas reserves and the carrying values of our oil and gas properties. If the oil and gas industry experiences significant price declines, we may be unable to make planned expenditures, among other things. If this were to happen, we may be forced to abandon or curtail our business operations, which would cause the value of an investment in us to decline in value or become worthless.

Because of the inherent dangers involved in oil and gas operations, there is a risk that we may incur liability or damages as we conduct our business operations, which could force us to expend a substantial amount of money in connection with litigation and/or a settlement.

The oil and gas business involves a variety of operating hazards and risks such as well blowouts, pipe failures, casing collapse, explosions, uncontrollable flows of oil, gas or well fluids, fires, spills, pollution, releases of toxic gas and other environmental hazards and risks. These hazards and risks could result in substantial losses to us from, among other things, injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties and suspension of operations. In addition, we may be liable for environmental damages caused by previous owners of property purchased and leased by us. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of our properties and/or force us to expend substantial monies in connection with litigation or settlements. There can be no assurance that any insurance we may have in place will be adequate to cover any losses or liabilities. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect our financial condition and operations. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations, which could lead to any investment in us becoming worthless.

The market for oil and gas is intensely competitive, and competitive pressures could force us to abandon or curtail our business plan.

The market for oil, gas and ~~gas exploration services~~hydrocarbon products is highly competitive, and we only expect competition to intensify in the future. Numerous well-established companies are focusing significant resources on exploration and production and are currently competing with us for oil and gas opportunities, including opportunities involving the production of crude oil, synthetic crude oil and other products from oil sands. Other oil and gas companies may seek to acquire oil and gas leases and properties that we have targeted. Additionally, other companies engaged in our line of business may compete with us from time to time in obtaining capital from investors. Competitors include larger companies which, in particular, may have access to greater resources, may be more successful in the recruitment and retention of qualified employees and may conduct their own refining and petroleum marketing operations, which may give them a competitive advantage. Actual or potential competitors may be strengthened through the acquisition of additional assets and interests. Additionally, there are numerous companies focusing their resources on creating fuels and/or materials which serve the same purpose as oil and gas but are manufactured from renewable resources. As a result, there can be no assurance that we will be able to compete successfully or that competitive pressures will not adversely affect our business, results of operations and financial condition. If we are not able to successfully compete in the marketplace, we could be forced to curtail or even abandon our current business plan, which could cause any investment in us to become worthless.

Our estimates of the volume of recoverable resources could have flaws, or such resources could turn out not to be commercially extractable. Further, we may not be able to establish any reserves. As a result, our future revenues and projections could be incorrect.

Estimates of recoverable resources and of future net revenues prepared by different petroleum engineers may vary substantially depending, in part, on the assumptions made and may be subject to adjustment either up or down in the future. To date we have not established any reserves. Our actual amounts of production, revenue, taxes, development expenditures, operating expenses, and future quantities of recoverable oil and gas reserves may vary substantially from the estimates. There are numerous uncertainties inherent in estimating quantities of bitumen resources and recoverable reserves, including many factors beyond our control and no assurance can be given that the recovery of bitumen will be realized. In general, estimates of resources and reserves are based upon a number of factors and assumptions made as of the date on which the resources and reserve estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from estimated results. Oil and gas reserve estimates are necessarily inexact and involve matters of subjective engineering judgment. In addition, any estimates of our future net revenues and the present value thereof are based on assumptions derived in part from historical price and cost information, which may not reflect current and future values, and/or other assumptions made by us that only represent our best estimates. For these reasons, estimates of reserves and resources, the classification of such resources and reserves based on risk of recovery, prepared by different engineers or by the same engineers at different times, may vary substantially. Investors are cautioned not to assume that all or any part of a resource is economically or legally extractable. Additionally, if declines in and instability of oil and gas prices occur, then write downs in the capitalized costs associated with any oil and gas assets we obtain may be required. Because of the nature of the estimates of our recoverable resources and future reserves and estimates in general, we can provide no assurance that our estimated bitumen resources or future reserves will be present and/or commercially extractable. If our recoverable bitumen resource estimates are incorrect, the value of our common shares could decrease and we may be forced to write down the capitalized costs of our oil and gas properties.

20

In the future, we may become responsible for costs associated with abandoning and reclaiming wells, facilities and pipelines which we use for processing of oil and gas reserves. Abandonment and reclamation of these facilities and the costs associated therewith is often referred to as "decommissioning." We accrue a liability for decommissioning costs associated with our extraction plant and wells but have not established any cash reserve account for these potential costs in respect of any of our properties. If decommissioning is required before economic depletion of our properties or if our estimates of the costs of decommissioning exceed the value of the reserves remaining at any particular time to cover such decommissioning costs, we may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could impair our ability to focus capital investment in other areas of our business.

We may have difficulty marketing or distributing the oil we produce, which could harm our financial condition.

In order to sell the finished crude oil and gas that we are able to produce, if any, the operators of the open mining operations and wells we obtain interests in may havemust be able to make economically viable arrangements for the storage, transportation and distribution of our oil to the market. We will rely on local infrastructure and the availability of transportation for storage and shipment of our products, but infrastructure development and storage and transportation facilities may be insufficient for our needs at commercially acceptable terms in the localities in which we operate. This situation could be particularly problematic to the extent that our operations are conducted in remote areas that are difficult to access, such as areas that are distant from shipping and/or pipeline facilities. These factors may affect our and potential partners' ability to explore and develop properties and to store and transport oil and gas production, increasing our expenses.

Furthermore, weather conditions or natural disasters, actions by companies doing business in one or more of the areas in which we will operate, or labor disputes may impair the distribution of oil and/or gas and in turn diminish our financial condition or ability to maintain our operations.

Challenges to our properties may impact our financial condition.

Title to oil and gas interests is often not capable of conclusive determination without incurring substantial expense. While we intend to make appropriate inquiries into the title of properties and other development rights we acquire, title defects may exist. In addition, we may be unable to obtain adequate insurance for title defects, on a commercially reasonable basis or at all. If title defects do exist, it is possible that we may lose all or a portion of our right, title and interests in and to the properties to which the title defects relate. If our property rights are reduced, our ability to conduct our exploration, development and processing activities may be impaired. To mitigate title problems, common industry practice is to obtain a title opinion from a qualified oil and gas attorney prior to the excavation activities undertaken or the drilling operations of a well.

We rely on technology to conduct our business, and our technology could become ineffective or obsolete.

We rely on technology, including geographic and seismic analysis techniques and economic models, to develop our reserve estimates and to guide our exploration, development and processing activities. We and our operator partners will be required to continually enhance and update our technology to maintain its efficacy and to avoid obsolescence. Our oil extraction business is dependent upon the Extraction Technology that we have developed but which has not yet been used on a large commercial scale. As such, the project carries with it a greater degree of technological risk than other projects that employ commercially proven technologies and the Extraction Technology may not perform as anticipated. If major process design changes are required, the costs of doing so may be substantial and may be higher than the costs that we anticipate for technology maintenance and development. If we are unable to maintain the efficacy of our technology, our ability to manage our business and to compete may be impaired. Further, even if we are able to maintain technical effectiveness, our technology may not be the most efficient means of reaching our objectives, in which case we may incur higher operating costs than we would were our technology more efficient.

Our failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could materially and adversely affect our competitive position.

We rely on a variety of intellectual property rights that we use in our services and products. We rely upon intellectual property rights and other contractual or proprietary rights, including copyright, trademark, trade secrets, confidentiality provisions, contractual provisions, licenses and patents. We may not be able to successfully preserve these intellectual property rights in the future, and these rights could be invalidated, circumvented, or challenged. In addition, the laws of some foreign countries in which our services and products may be sold do not protect intellectual property rights to the same extent as the laws of the United States. Our failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could materially and adversely affect our competitive position. Without patent and other similar protection, other companies could use substantially identical technology to offer products for sale without incurring the sizable development costs we have incurred. Even if we spend the necessary time and money, a patent may not be issued or it may insufficiently protect the technology it was intended to protect. If our pending patent applications are not approved for any reason, the degree of future protection for our proprietary technology will remain uncertain. If we have to engage in litigation to protect our patents and other intellectual property rights, the litigation could be time consuming and expensive, regardless of whether we are successful. Despite our efforts, our intellectual property rights, particularly existing or future patents, may be invalidated, circumvented, challenged, infringed or required to be licensed to others. We cannot be assured that any steps we may take to protect our intellectual property rights and other rights to such proprietary technologies that are central to our operations will prevent misappropriation or infringement of the right to use or license others to use the Extraction Technology and accordingly may conduct an oil sands extraction operation similar to ours.

Certain Factors Related to Our Common Shares

There presently is a limited market for our common shares, and the price of our common shares may continue to be volatile.

Our common shares are currently quoted on the TSXV, the Frankfurt Exchange and the OTC Pink. Our common shares, however, are very thinly traded, and we have a very limited trading history. There could continue to be volatility in the volume and market price of our common shares moving forward. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, factors relating to the oil and gas industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our common shares and the relative volatility of such market price.

Offers or availability for sale of a substantial number of shares of our common shares may cause the price of our common shares to decline.

Our shareholders could sell substantial amounts of common shares in the public market, including shares sold upon the filing of a registration statement that registers such shares and/or upon the expiration of any statutory holding period under Rule 144 of the Securities Act of 1933 (the "Securities Act"), if available, or upon trading limitation periods. Such volume could create a circumstance commonly referred to as an "overhang" and in anticipation of which the market price of our common shares could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make it more difficult for us to secure additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We do not anticipate paying any cash dividends.

We do not anticipate paying cash dividends on our common shares for the foreseeable future. The payment of dividends, if any, would be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition. The payment of any dividends will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, to implement our business strategy; accordingly, we do not anticipate the declaration of any dividends in the foreseeable future.

The market price and trading volume of our common shares may continue to be volatile and may be affected by variability in our performance from period to period and economic conditions beyond management's control.

The market price of our common shares may continue to be highly volatile and could be subject to wide fluctuations. This means that our shareholders could experience a decrease in the value of their common shares regardless of our operating performance or prospects. The market prices of securities of companies operating in the oil and gas sector have often experienced fluctuations that have been unrelated or disproportionate to the operating results of these companies. In addition, the trading volume of our common shares may fluctuate and cause significant price variations to occur. If the market price of our common shares declines significantly, our shareholders may be unable to resell our common shares at or above their purchase price, if at all. There can be no assurance that the market price of our common shares will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of our common shares or result in fluctuations in their price and trading volume include:

- actual or expected fluctuations in our operating results;
- actual or expected changes in our growth rates or our competitors' growth rates;
- our inability to raise additional capital, limiting our ability to continue as a going concern;
- changes in market prices for our product or for our raw materials;
- changes in market valuations of similar companies;
- changes in key personnel for us or our competitors;
- speculation in the press or investment community;
- changes or proposed changes in laws and regulations affecting the renewable energy industry as a whole;
- conditions in the renewable energy industry generally; and
- conditions in the financial markets in general or changes in general economic conditions.

In the past, following periods of volatility in the market price of the securities of other companies, shareholders have often instituted securities class action litigation against such companies. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

We may be classified as a foreign investment company for U.S. federal income tax purposes, which could subject U.S. investors in our common shares to significant adverse U.S. income tax consequences.

Depending upon the value of our common shares and the nature of our assets and income over time, we could be classified as a "passive foreign investment company", or "PFIC", for U.S. federal income tax purposes. Based upon our current income and assets and projections as to the value of our common shares, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to become a PFIC, if among other matters, our market capitalization is less than anticipated or subsequently declines, we may be a PFIC for the current or future taxable years. The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Because PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, we can provide no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were to be classified as a PFIC in any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. holder holds our common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our common shares.

We are exposed to credit risk through our cash and cash equivalents held at financial institutions.

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet contractual obligations. We are exposed to credit risk through our cash and cash equivalents held at financial institutions. We have cash balances at four financial institutions. We have not experienced any loss on these accounts, although balances in the accounts may exceed the insurable limits.

Some of our officers and directors have conflicts of interest and cannot devote a substantial amount of time to our company.

Certain of our current directors and officers are, and may continue to be, involved in other industries through their direct and indirect participation in corporations, partnerships or joint ventures which may be potential competitors of ours. Several of our officers work for us on a part time basis. These officers have discretion as to what time they devote to our activities, which may result in lack of availability when needed due to responsibilities at other jobs. In addition, situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers may conflict with our interests. Directors and officers with conflicts of interest will be subject to and follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies. Certain of our directors and officers will only devote a portion of their time to our business and affairs and some of them are or will be engaged in other projects or businesses.

Our ability to issue an unlimited number of common shares and preferred shares may have anti-takeover effects that could discourage, delay or prevent a change of control and may result in dilution to our investors.

Our charter documents currently authorize the issuance of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares without nominal or par value in one or more series without the requirement that we obtain any shareholder approval. The Board could authorize the issuance of additional preferred shares that would grant holders rights to our assets upon liquidation, special voting rights, redemption rights. That could impair the rights of holders of common shares and discourage a takeover attempt. In addition, in an effort to discourage a takeover attempt, our Board could issue an unlimited number of additional common shares. There are currently no preferred shares outstanding. If we issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer substantial dilution in their net book value per share depending on market conditions and the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders.

Issuances of common shares upon exercise or conversion of convertible securities, including pursuant to our equity incentive plans and outstanding share purchase warrants and convertible notes could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We currently have share purchase warrants to purchase ~~20,714,715~~22,201,306 common shares outstanding at exercise prices ranging from US$0.~~48~~37 to US$21.66 (CDN$28.35) and options to purchase 9,~~858~~808,333 common shares with a weighted average exercise price of CDN $1.~~22~~20 and notes convertible into ~~8,610,416~~10,068,230 common shares based on conversion prices ranging from $0.40 to $1.00 per share. The issuance of the common shares underlying the share purchase warrants, options and convertible notes will have a dilutive effect on the percentage ownership held by holders of our common shares.

We have applied to list our common shares on the NASDAQ Capital Market ("NASDAQ"); however, there can be no assurance that our common shares will be approved for listing on NASDAQ or if approved that we will meet the continued listing requirements.

We have applied to list our common shares on NASDAQ; however, we currently do not meet the initial listing requirements of NASDAQ. In particular, we do not meet the stock price requirement and may be required to effect another reverse stock split in order to meet such requirement.

If after listing we fail to satisfy the continued listing requirements of NASDAQ such as the corporate governance requirements, the stockholder's equity requirement or the minimum closing bid price requirement, NASDAQ may take steps to de-list our common shares. Such a de-listing or even notification of failure to comply with such requirements would likely have a negative effect on the price of our common shares and would impair your ability to sell or purchase our common shares when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with the NASDAQ's listing requirements, but we can provide no assurance that any such action taken by us would allow our common shares to become listed again, stabilize the market price or improve the liquidity of our common shares, prevent our common shares from dropping below the NASDAQ minimum bid price requirement or prevent future non-compliance with the NASDAQ's listing requirements.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities." Because we expect that our common shares will be listed on NASDAQ, our common shares will be covered securities. Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were to be delisted from NASDAQ, our common shares would cease to be recognized as covered securities and we would be subject to regulation in each state in which we offer our securities.

In order to meet the initial listing requirements of NASDAQ, we may need to effect a reverse stock split.

In order to meet the initial listing requirements of NASDAQ. We will likely need to effect a reverse stock split. There are risks associated with a reverse split, including that a reverse split may not result in a sustained increase in the per share price of our common shares. There is no assurance that:

- the market price per share of our common shares after a reverse split will rise in proportion to the reduction in the number of shares of our common shares outstanding before the reverse split;
- a reverse split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;
- a reverse split will result in a per share price that will increase our ability to attract and retain employees and other service providers; and
- the market price per share will either exceed or remain in excess of the minimum bid price as required by NASDAQ Capital Market, or that we will otherwise meet the requirements of NASDAQ Capital Market for initial listing for trading on NASDAQ.

Even if the market price of our common shares does rise following a reverse split, we cannot assure you that the market price of our common shares immediately after a reverse split will be maintained for any period of time. Even if an increased per-share price can be maintained, a reverse split may not achieve the desired results that have been outlined above. Moreover, because some investors may view a reverse split negatively, we cannot assure you that a reverse split will not adversely impact the market price of our common shares.

24

The risks associated with penny stock classification could affect the marketability of our common shares and shareholders could find it difficult to sell their shares.

Our common shares are currently subject to "penny stock" rules as promulgated under the Securities and Exchange Act of 1934, as amended. The SEC adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities listed on certain national securities exchanges, provided that current price and volume information with respect to transactions in such securities is provided by the exchange).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker- dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common shares in the United States and shareholders may find it more difficult to sell their shares.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under the Business Corporations Act (Ontario). The rights of holders of our common shares are governed by the laws of the Province of Ontario, including the Business Corporations Act (Ontario), by the applicable laws of Canada, and by our Articles, as amended (the "Articles"), and our bylaws (the "bylaws"). These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. The principal differences include without limitation the following:

Under the *Business Corporations Act* (Ontario), we have a lien on any common share registered in the name of a shareholder or the shareholder's legal representative for any debt owed by the shareholder to us. Under U.S. state law, corporations generally are not entitled to any such statutory liens in respect of debts owed by shareholders. Our bylaws also provide that at least 25% of our Board of Directors must be resident Canadians.

With regard to certain matters, we must obtain approval of our shareholders by way of at least 66 2/3% of the votes cast at a meeting of shareholders duly called for such purpose being cast in favor of the proposed matter. Such matters include without limitation: (a) the sale, lease or exchange of all or substantially all of our assets out of the ordinary course of our business; and (b) any amendments to our Articles including, but not limited to, amendments affecting our capital structure such as the creation of new classes of shares, changing any rights, privileges, restrictions or conditions in respect of our shares, or changing the number of issued or authorized shares, as well as amendments changing the minimum or maximum number of directors set forth in the Articles. Under many U.S. state laws, the sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation generally requires approval by a majority of the outstanding shares, although in some cases approval by a higher percentage of the outstanding shares may be required. In addition, under U.S. state law the vote of a majority of the shares is generally sufficient to amend a company's certificate of incorporation, including amendments affecting capital structure or the number of directors.

Pursuant to our bylaws, two persons holding 5% of the shares entitled to vote at the meeting present in person or represented by proxy and each entitled to vote thereat shall constitute a quorum for the transaction of business at any meeting of shareholders. Under U.S. state law, a quorum generally requires the presence in person or by proxy of a specified percentage of the shares entitled to vote at a meeting, and such percentage is generally not less than one-third of the number of shares entitled to vote.

Under rules of the Ontario Securities Commission, a meeting of shareholders must be called for consideration and approval of certain transactions between a corporation and any "related party" (as defined in such rules). A "related party" is defined to include, among other parties, directors and senior officers of a corporation, holders of more than 10% of the voting securities of a corporation, persons owning a block of securities that is otherwise sufficient to affect materially the control of the corporation, and other persons that manage or direct, to a substantial degree, the affairs or operations of the corporation. At such shareholders' meeting, votes cast by any related party who holds common shares and has an interest in the transaction may not be counted for the purposes of determining whether the minimum number of required votes have been cast in favor of the transaction. Under U.S. state law, a transaction between a corporation and one or more of its officers or directors can generally be approved either by the shareholders or a by majority of the directors who do not have an interest in the transaction.

Neither Canadian law nor our Articles or bylaws limit the right of a non-resident to hold or vote our common shares, other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire our direct control, and the value of our assets were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment in our company was not controlled by WTO Investors). An investment in our common shares by a WTO Investor (or by a non- Canadian other than a WTO Investor if, immediately prior to the implementation of the investment our company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire our direct control and the value of our assets equaled or exceeded certain threshold amounts determined on an annual basis.

The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state-owned enterprise (SOE); or (c) from a country considered a "Trade Agreement Investor" under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business.

The 2018 threshold for WTO investors that are SOEs will be CDN$398 million based on the book value of the Canadian business' assets, up from CDN$379 million in 2017.

The 2018 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors (CDN$1 billion) and private sector trade-agreement investors (CDN$1.5 billion) remain the same and are both based on the "enterprise value" of the Canadian business being acquired.

A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of our company for purposes of the Investment Act if he or she acquired a majority of our common shares. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of our company, unless it could be established that we are not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the WTO ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO Investor-controlled entity," pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

- an acquisition of our common shares if the acquisition were made in connection with the person's business as a trader or dealer in securities;
- an acquisition of control of our company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and
- an acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged. Under U.S. law, except in limited circumstances, restrictions generally are not imposed on the ability of non- residents to hold a controlling interest in a U.S. corporation.

Upon effectiveness of this registration statement on Form 10, we will be required to comply with the Exchange Act's domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

Upon effectiveness of this registration statement on Form 10, we will be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. As a result, we expect that compliance would increase our legal and financial compliance costs and is likely to make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

We are an emerging growth company within the meaning of the Securities Act and intend to take advantage of certain reduced reporting requirements.

We are an "emerging growth company," or EGC, as defined in the Jumpstart Our Business Start-ups Act of 2012, or the JOBS Act. For as long as we continue to be an EGC, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an EGC, we are required to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an EGC. We could be an EGC for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our common shares held by non- affiliates exceeds $700 million as of any February 28 (the end of our second fiscal quarter) before that time, in which case we would no longer be an EGC as of the following August 31 (our fiscal year-end). We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile in the event that we decide to make an offering of our common shares following this direct listing.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under Canadian law. Certain members of our Board of Directors and senior management are non-residents of the United States, and many of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and Canada do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Canada. In addition, uncertainty exists as to whether Canadian courts would entertain original actions brought in the United States against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of Canada as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If a Canadian court gives judgment for the sum payable under a U.S. judgment, the Canadian judgment will be enforceable by methods generally available for this purpose. These methods generally permit the Canadian court discretion to prescribe the manner of enforcement.

As a result, U.S. investors may not be able to enforce against us or our senior management, Board of Directors or certain experts named herein who are residents of Canada or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

Our ability to use our net operating losses and certain other tax attributes may be limited.

As of August 31, 2018, we had accumulated net operating losses (NOLs), of approximately CDN $31.0 million. Varying jurisdictional tax codes have restrictions on the use of NOLs, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change NOLs, R&D credits and other pre-change tax attributes to offset its post-change income may be limited. An ownership change is generally defined as a greater than 50% change in equity ownership. Based upon an analysis of our equity ownership, we do not believe that we have experienced such ownership changes and therefore our annual utilization of our NOLs is not limited. However, should we experience additional ownership changes, our NOL carry forwards may be limited.

ITEM 2. FINANCIAL INFORMATION.

Cautionary Note Regarding Forward-Looking Information

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated historical financial statements and the related notes appearing elsewhere in this registration statement. The following discussion should also be read in conjunction with the other information relating to our business contained in this registration statement on Form 10, including Item 1A "Risk Factors."

The Historical Financial Information has been prepared in accordance with US GAAP. All dollar figures in this management discussion and analysis ("MD&A") are presented in United States dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward- looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Specifically, this MD&A includes, but is not limited to, forward-looking statements regarding: the validation of and commercial viability of PQE's Extraction Technology (defined below); the ability of the Extraction Technology to commence commercial production; the environmental friendliness of the Extraction Technology; the bbl/d capacity of the Extraction Technology; the schedule for certain events to occur and production to commence; capital efficacy and economics of the Extraction Technology; completion of certain acquisitions; potential of PQE's properties to contain reserves; PQE's ability to meet its working capital needs; the plans, costs, timing and capital for future exploration and development of PQE's property interests, including the costs and potential impact of complying with existing and proposed laws and regulations; management's outlook regarding future trends; sensitivity analysis on financial instruments, which may vary from amounts disclosed; prices and price volatility for oil and gas; and general business and economic conditions.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond our ability to predict or control. These risks, uncertainties and other factors include, but are not limited to, oil and gas reserves, price volatility, changes in debt and equity markets, timing and availability of external financing on acceptable terms, the uncertainties involved in interpreting geological data and confirming title to properties, the possibility that future exploration results or the validation of technology will not be consistent with our expectations, increases in costs, environmental compliance and changes in environmental and other local legislation and regulation, interest rate and exchange rate fluctuations, changes in economic and political conditions and other risks involved in the oil and gas industry, as well as those risk factors listed in the "Risk Factors" in Item 3D. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions that may prove to be incorrect, including, but not limited to, assumptions about the following: the availability of financing for PQE's exploration and development activities; operating and exploration costs; PQE's ability to retain and attract skilled staff; timing of the receipt of regulatory and governmental approvals for exploration and production projects and other operations; market competition; and general business and economic conditions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. We undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If we do update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Overview

Since our corporate reorganization and agreement to dispose of our interest in MCW Fuels, ~~LLC ("MCW Fuels"),~~Inc., which was effective May 13, 2015 and for which regulatory approval was received on June 19, 2015, we have had one wholly owned subsidiary, PQE, which has three wholly owned active subsidiary companies, PQE Oil, TMC and Petrobloq. We are now primarily focused on developing our oil sands extraction and processing business and related mining interests.

Through our wholly owned subsidiary PQE, and its two subsidiaries PQE Oil and TMC, we are in the business of oil sands mining ~~operations~~ on ~~property that TMC leases and processing~~ the TMC Mineral Lease, where we process mined ~~bitumen deposits~~oil sands ores and sediments using ~~our~~ proprietary Extraction Technology to ~~recover oil from surface mined bitumen deposits. PQE Oil is based~~produce finished crude oil and hydrocarbon products. Our primary extraction and processing operations are conducted at our Asphalt Ridge processing facility located on the TMC Mineral Lease in Uintah~~, Utah. The proprietary~~ County, Utah, which is owned/operated by PQE Oil. Our Asphalt Ridge processing facility uses the Extraction ~~Process is conducted in a plant that~~Technology in the extraction, production and upgrade of oil extracted from oil sands and was recently relocated to the TMC ~~mining site~~Mineral Lease (near our Asphalt Ridge Mine #1) to improve logistical and processing efficiencies ~~of~~in the oil sands recovery process. ~~We once again commenced mining~~After relocating our processing facility from the site of its initial operation in 2015 as a pilot plant, we restarted our oil sands mining and processing operations at the end of May 2018 and expect to complete our expansion project to increase production to at least 1,000 barrels of oil per day by the last quarter of fiscal 2019. Until our expansion project is completed and we are at full production levels, our revenue will ~~suffer~~be limited. In addition, once ~~we are~~our Asphalt Ridge processing facility is operating at ~~full production levels~~or near capacity, we anticipate that we will need to hire additional ~~staff~~personnel at various levels. We expect that we will require additional capital to continue our operations and planned growth. There can be no assurance that funding will be available if needed or that the terms will be acceptable.

PQE owns the intellectual property rights to the ~~patented~~ Extraction Technology, which ~~it has~~is used at ~~the plant~~our Asphalt Ridge processing facility to extract ~~oil,~~ upgrade and produce crude oil and hydrocarbon products from oil sands utilizing a closed-loop solvent based extraction system~~, as more completely described below~~.

On July 4, 2016, PQE acquired a controlling interest of 57.3% in Accord GR Energy, Inc. Accord's assets include a limited license for two enhanced oil recovery (EOR) technologies for use ~~on Accord's southwest Texas oil opportunities and can also be used on PQE's 2,200 acre oil sands property in Temple Mountain, Utah. It also includes equitable title pursuant to a purchase agreement to 7,000 acres in southwest Texas, with 88 drilled and completed wells. The oil is categorized as "medium crude" and the deposits are in the light gravity range of heavy oil at 18-22 API gravity~~in the production of heavy oil from mineral properties under lease to Accord in southwest Texas.

Due to additional cash injections and share subscriptions in Accord by the outside shareholders, PQE has relinquished control of Accord and has deconsolidated the results of Accord from the financial statements and now accounts for the investment in Accord on the equity basis of accounting. The effective holding in Accord as of August 31, 2017 is 44.7%.

Our indirect subsidiary, Petrobloq, ~~which~~was formed in November 2017~~,~~ and is developing a blockchain-powered supply chain management platform for the oil and gas industry. We also own a 25% interest in Recruiter OGG, a recruitment venture that provides a website focused on careers in the oil and gas industry.

~~On~~Our primary mineral lease, the TMC Mineral Lease, is held by TMC and covers approximately 1,229.82 acres in the Asphalt Ridge area of eastern Utah. In June ~~1,~~2018, we finalized the acquisition at auction of a 100% interest in ~~two~~the SITLA Leases, consisting of two oil sands mineral leases issued to PQE Oil by the State of Utah's School and Institutional Trust Land Administration (SITLA), encompassing a total of ~~2,541.76 acre oil sands~~1,311.94 acres that largely adjoin our TMC Mineral Lease in the Asphalt Ridge area. Finally, in June 2019 TMC acquired a 50% interest in the operating rights under five federal (U.S.) onshore mineral leases ~~covering oil sands within the Asphalt Ridge area, Utah. The leased land contains oil sands deposits which we believe will increase the available resource utilized by our oil extraction plant.~~ encompassing a total of 5,960 acres (2,980 net acres) located in eastern and southeastern Utah.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations for the Three Months Ended ~~November 30~~February 28, 2019 and February 28, 2018 ~~and November 30, 2017~~

The tables below present our selected consolidated financial data for the three months ended ~~September 30, 2018~~February 28, 2019 and ~~2017~~2018, which are derived from our unaudited condensed consolidated financial statements. The selected historical consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes included in this registration statement. The following selected financial information, for the three month periods is presented below:

	February 28, 2019 ($)	~~November 30~~February 28, 2018 ($)	~~November 30, 2017~~ ($)
~~Year~~Three months ended			
Total revenues from continuing operations	~~Nil~~21,248 ~~33,750~~ 137,995	Nil ~~111,250~~ 76,158	
Cost of Goods Sold	~~33,750~~ (116,747)	~~111,250~~ (76,158)	
Gross Loss	~~4,921,708~~ 3,380,770	~~3,489,467~~ 1,656,374	
~~Operating~~Total Expenses, net	~~5,005,458~~ 3,497,517	~~3,645,712~~ 1,732,532	
Net loss before income taxes and equity loss			
~~Loss on Settlement of Liabilities~~	–	~~108,973~~ –	~~Nil~~
~~Loss on Settlement of Convertible Debt~~	–	~~79,410~~ –	~~Nil~~
Equity Loss from investment of Accord GR Energy, net of tax	50,000	44,995	
Net loss	3,547,517	1,732,532	
Basic and diluted loss per share	0.~~06~~04	0.~~07~~03	

Comparison of ~~results~~Results of Operations for the three months ended ~~November 30~~February 28, 2019 and February 28, 2018 ~~and November 30, 2017~~

Net Revenue, Cost of Goods Sold and Gross Loss

~~During the three months ended November 30, 2018, we continued conducting~~We continue to run test ~~runs~~production at our Asphalt Ridge processing facility with the expansion of ~~the~~ processing capacity to 1,000 barrel per day ~~plant~~having been largely completed. In addition, we have initiated the design and ~~continued with our expansion~~ planning for an additional project ~~that, when completed, is expected~~ to ~~increase production~~expand the capacity of our Asphalt Ridge facility by an additional 3,000 barrels per day.

Revenue generation ~~is expected to~~ during the quarter ended February 28, 2019 of $21,248 represents the sale of finished crude oil to an independent distributor for resale to a refinery located in Nevada. We expect to commence ~~during the second~~commercial production from our Asphalt Ridge processing facility during the third quarter of fiscal 2019. ~~Prior to August 31, 2018, due~~Due to the volatility in oil markets and ~~the limited production capacity at the plant~~our decision to relocate our processing facility to a new site, we temporarily suspended our mining and processing operations. As a result, no production ~~took place~~occurred at our processing facility during the year ended August 31, 2018, resulting in no revenue generation. During the year ended August 31, 2018, we relocated our ~~production plant~~processing facility to a site within our TMC Mineral Lease in the Asphalt Ridge ~~mineral site~~area and ~~expanded production~~have recently completed the initial expansion of our facility to a processing capacity to approximately 1,000 barrels per day with a further expansion to 3,000 barrels per day underway. Management expects to generate revenue from our Asphalt Ridge facility in fiscal 2019.

The cost of ~~goods sold~~sales during the three months ended ~~November 30,~~ February 28, 2019 and 2018 ~~and 2017~~ ~~consists~~consisted primarily of (1) advance royalty payments ~~which expire at~~under the ~~end~~terms of the ~~calendar year, two years after the payment has been made. These expired royalties have been expensed~~TMC Mineral Lease, and (2) certain production related expenses at our Asphalt Ridge processing facility, consisting primarily of aromatic solvents and condensate purchased from third party suppliers, labor and plant maintenance.

Operating Expenses
~~Operating Expenses~~

a. Depletion, depreciation and amortization of $16,343 and $295,758 for the three months ended February 28, 2019 and 2018, respectively, a decrease of $279,415 or 94.5%. During the quarter, we ceased depletion, depreciation and amortization on production related assets and reserves as we were not at full operation.

b. Financing costs (net) of $1,162,770 and $120,114 for the three months ended February 28, 2019 and 2018, respectively, an increase of $1,042,656. The increase is primarily due to the amortization of debt discount related to convertible notes of $926,152 and an increase in interest expense of $116,504 on increased borrowings;

c. Legal fees of $222,969 and $6,914 for the three months ended February 28, 2019 and 2018, respectively, an increase of $216,055. The increase is primarily related to the expansion of the plant and the various fund raising initiatives undertaken by us during the current fiscal period;

d. Professional fees of $832,119 and $544,695 for the three months ended February 28, 2019 and 2018, respectively, an increase of $287,424 or 52.8%. The increase in professional fees is primarily due to professional fees paid to contractors and suppliers related to the expansion of our Asphalt Ridge processing facility and for management advisory board services;

e. Salaries and wages of $293,091 and $204,090 for the three months ended February 28, 2019 and 2018, respectively, an increase of $89,001 or 43.6%. The increase in salaries and wages expense is primarily due to the increase in headcount as we plan for commercial production from our Asphalt Ridge facility and an increased headcount require for administrative functions.

f. Share-based compensation of $305,413 and $0 for the three months ended February 28, 2019 and 2018, respectively, an increase of $305,413. The increase relates to share purchase options issued to certain members of management and directors during the prior year, which vest over a four year period.

g. Travel and promotion of $473,953 and $263,655 for the three months ended February 28, 2019 and 2018, respectively, an increase of $210,298 or 79.8%. The increase is primarily related to an increase in business activity resulting in increased airfare and hotel costs incurred on site visits and on investor relations activities. In addition, there has been an increase in activity relating to potential marketing and licensing opportunities with respect to our Extraction Technology.

a. Depreciation, depletion and amortization expenses was $16,173 and $297,758 for the three months ended November 30, 2018 and 2017, respectively, a decrease of $281,585 or 94.6%. The decrease is primarily due to the cessation of deprecation on relocated plant whilst the plant is expanded to increase production capacity to initially 1,000 barrels per day with further expansion plans to a 3,000 barrel per day plant.

b. Selling, general and administrative expenses was $4,265,868 and $3,070,225 for the three months ended November 30, 2918 and 2017, respectively, an increase of $1,195,613 or 38.9%.

The increase is primarily due to the following:

i. an increase in professional fees of $1,916,232 or 698.6% primarily due to the activities surrounding the expansion of the plant, the funding arrangements and legal fees associated with the funding and expansion activities;
ii. An increase in research and development costs of $112,625 of 100%, from $nil for the three months ended November 30, 2017 to $112,625 for the three months ended November 30, 2018, related to expenditure incurred on the development of the Petrobloq blockchain project;
iii. An increase in travel and promotion, and investor relations expense of $1,148,650 or 1,439% from $79,814 for the three months ended November 30, 2017 to $1,228,464 for the three months ended November 30, 2018, primarily related to marketing, public relations and travel costs;
iv. Offset by a decrease in stock option compensation of $2,200,234 or 87.8% from $2,505,647 for the three months ended November 30, 2017 to $305,413 for the three months ended November 30, 2018. The decrease is primarily due to stock options issued to directors in the previous year which vested immediately and were expensed immediately.

c. Financing costs, net was $477,573 and $121,484 for the three months ended November 30, 2018 and 2017, respectively, an increase of $356,089 or 293.1%.

The increase is primarily due to:

i. An increase in interest expense of $97,195 due to an increase in borrowings to fund the plant expansion activities;
ii. The amortization of debt discount of $258,894 related to costs incurred in securing certain convertible debt funding.

d. Other expenses (income) was $162,124 and $0 for the three months ended November 30, 2018 and 2017, respectively, an increase of $162,124.

Other expense (income), net

Other expense (income) consists of:
), net of $(103,363) and $0.

Profit on settlement of liabilities

Profit on settlement of liabilities of $90,836 and $0 for the three months ended February 28, 2019 and 2018, respectively, an increase of $90,836. We resolved payment claims by certain contractors and suppliers and paid certain outstanding fees owed to directors by issuing common shares at a slight premium to traded prices on the various settlement dates.

Loss on settlement of convertible debt

Loss on settlement of convertible debt of $20,137 and $0 for the three months ended February 28, 2019 and 2018, an increase of $20,137. The current period loss was realized on the conversion of $56,500 of convertible debt including interest thereon of $13,479 by the issue of 145,788 common shares at a discount to market prices.

Interest income

Interest income of $32,664 and $0 for the three months ended February 28, 2019 and 2018, respectively, an increase of $32,664 or 100.0%. The increase consists primarily of interest earned on advances to third parties.

Equity loss from investment 30

Equity loss from investment in Accord GR Energy was $50,000 and $0 for the three months ended February 28, 2017 includes:2019 and 2018, respectively, an increase of $50,000.

Comparison of results of operations for the six months ended February 28, 2019 and 2018

Net Revenue, Cost of Sales and Gross Loss

We continue to run test production at our Asphalt Ridge processing facility with the expansion of processing capacity to 1,000 barrel per day having been largely completed. In addition, we have initiated the design and planning for an additional project that, when completed, is expected to expand the capacity of our Asphalt Ridge facility by an additional 3,000 barrels per day.

Revenue generation during the six months ended February 28, 2019 of $21,248 represents the sale of finished crude oil to an independent distributor for resale to a refinery located in Nevada. We expect to commence commercial production from our Asphalt Ridge processing facility during the third quarter of fiscal 2019. Due to volatility in oil markets and our decision to relocate our processing facility to a new site, we temporarily suspended our mining and processing operations at Asphalt Ridge. As a result, no production occurred at our processing facility during the year ended August 31, 2018, resulting in no revenue generation. During the year ended August 31, 2018, we relocated our processing facility to a site within our TMC Mineral Lease in the Asphalt Ridge area and have recently completed the initial expansion of our facility to a processing capacity to approximately 1,000 barrels per day with a further expansion to 3,000 barrels per day underway. Management expects to generate revenue from our Asphalt Ridge facility in fiscal 2019.

The cost of sales during the six months ended February 28, 2019 and 2018 consisted primarily of (1) advance royalty payments under the terms of the TMC Mineral Lease, and (2) certain production related expenses at our Asphalt Ridge processing facility, consisting primarily of aromatic solvents and condensate purchased from third party suppliers, labor and plant maintenance.

Operating expenses of $8,302,479 and $5,190,835 for the six months ended February 28, 2019 and 2018, respectively, an increase of $3,111,644 or 59.9%. The increase in operating expenses is primarily due to:

a. Depletion, depreciation and amortization of $32,516 and $593,516 for the six months ended February 28, 2019 and 2018, respectively, a decrease of $561,000 or 94.5%. We have ceased depletion, depreciation and amortization on production related assets and reserves until such time as the plant recommences operations, which is expected to occur during the fourth quarter of 2019.

b. Finance costs, net, of $1,640,343 and $241,598 for the six months ended February 28, 2019 and 2018, respectively, an increase of $1,398,745. The increase is primarily due to the amortization of debt discount related to convertible notes of $1,470,406 and a decrease in interest expense of $71,661 during the current fiscal period, primarily due to the conversion to capital of several interest-bearing debt securities in the prior year;

c. Legal fees of $904,334 and $39,539 for the six months ended February 28, 2019 and 2018, respectively, an increase of $864,795. The increase is primarily related to the expansion of the plant and the various fund raising initiatives undertaken by us during the current fiscal period;

d. Professional fees of $2,341,272 and $786,356 for the six months ended February 28, 2019 and 2018, respectively, an increase of $1,554,916 or 197.7%. The increase in professional fees is primarily due to professional fees paid to various vendors related to the expansion of the plant and management advisory board services;

e. Salaries and wages of $529,703 and $386,090 for the six months ended February 28, 2019 and 2018, respectively, an increase of $143,613 or 37.2%. The increase in salaries and wages expense is primarily due to the increase in headcount as we plan for commercial production of hydrocarbon products and increased headcount on administrative functions.

33

f. Share-based compensation of $610,826 and $2,505,647 the six months ended February 28, 2019 and 2018, respectively, a decrease of $1,894,821. The decrease related to share purchase options with immediate vesting issued to certain directors in the prior period. The current period charge represents the charge for share purchase options with a four year vesting period.

g. Travel and promotion of $1,702,417 and $343,469 for the six months ended February 28, 2019 and 2018, respectively, an increase of $1,355,948 or 395.7%. The increase is primarily related to an increase in business activity resulting in increased airfare and hotel costs incurred on site visits and on investor relations activities. In addition there has been an increase in marketing activity related to our unique technology.

Other expense (income), net

Other expense (income), net of $58,761 and $0 for the six months ended February 28, 2019 and 2018, respectively, an increase of $58,761 or 100.0%, consists of the following:

Loss on settlement of liabilities

Loss on settlement of liabilities of $18,137 and $0 for the six months ended February 28, 2019 and 2018, respectively, an increase of $18,137. The loss realized in the first quarter upon the settlement of $545,194 of debt by the issue of 681,151 common shares at a discount to market prices was offset by us settling liabilities to certain vendors and certain directors fees outstanding by issuing common shares at a slight premium to traded prices on the various settlement dates.

Loss on settlement of convertible debt

Loss on settlement of convertible debt of $99,547 and $0 for the six months ended February 28, 2019 and 2018, an increase of $20,137. The current period loss was realized on the conversion of convertible debt in the principal amount of $311,578 including interest thereon of $13,479 by the issue of 462,011 common shares at a discount to market prices.

Interest income

Interest income of $58,923 and $0 for the six months ended February 28, 2019 and 2018, respectively, an increase of $58,923 or 100.0%. The increase consists primarily of interest earned on advances to third parties.

Equity loss from investment in Accord GR Energy, Inc.

Equity loss from investment in Accord GR Energy was estimated at $100,000 and $0 for the six months ended February 28, 2019 and 2018, respectively, an increase of $100,000.

Results of Operations for the Fiscal Years Ended August 31, 2018 and August 31, 2017

The tables below present our selected consolidated financial data for the years ended August 31, 2018 and 2017, which are derived from our audited consolidated financial statements. Our audited consolidated financial statements have been audited by Hay & Watson, an independent registered public accounting firm. The selected historical consolidated financial data set forth below should be read in conjunction with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for such periods and our consolidated financial statements and related notes. The following selected financial information, for the annual periods is presented below:

Year ended	August 31, 2018 ($)	August 31, 2017 ($)
Revenues	-	-
Advance Royalty Payments	272,333	426,641
Gross loss	272,333	426,641
Operating Expenses	15,208,270	7,298,975
Net Operating Loss	15,480,603	7,725,616
Loss on Settlement of liabilities	-- 92,275	-- 2,366,587
Other income	-- (56,532)	-- —

Deleted Cells

Equity loss in investment of Accord Gr Energy	160,426	198,034
Net loss	15,641,029	7,923,650
Basic and diluted loss per share*	0.24	0.65

*   ~~Adjusted for the 30 for 1 share consolidation which took place on May 5, 2017.~~

~~Our Oil Extraction~~ * **Adjusted for the 30-for-1 share consolidation which took place on May 5, 2017.**

We completed the construction or our original extraction facility as a pilot plant ~~was completed~~ on or about September 1, 2015. For a limited period thereafter, we made minimal sales ~~of~~ to customers of crude oil and hydrocarbon products ~~to customers.~~ extracted from our initial pilot plant facility. Due to the volatility in the oil markets and a decision to relocate our pilot plant facility to the site of our TMC Mineral Lease in 2016, we temporarily suspended all of our mining and processing operations since production ~~ceased as we were not able to operate the pilot plant profitably~~ at low volumes of output from our initial pilot plant, combined with collapsing world crude oil prices, could not meet our economic requirements.

The losses from operations over the past two fiscal years are due ~~to us relocating the pilot plant~~ primarily to ~~our TMC mineral lease site~~ the relocation of our initial pilot processing facility to ~~increase production and logistical efficiencies and complete our ongoing construction of our~~ the site of our TMC Mineral Lease and the reassembly and expansion of the facility and its processing capacity to 1,000 barrels per day ~~Oil Extraction plant near Vernal, Utah and continued evaluation of our mineral lease interests~~ and to the restart of our mining and processing operations in the Asphalt Ridge area.

The net loss for the year ended August 31, 2017 included $2,366,587, arising primarily on the conversion of interest bearing debt and convertible debt to equity during the current year, an interest expense of $1,106,808, a decrease from the prior year, due to the conversion of substantial debt to equity during the current year and depreciation and amortization expense of $1,165,830 due to the completion of ~~the oil~~ our initial pilot plant extraction facility in September 2015.

34

~~32~~

The net loss for the year ended August 31, 2018 included $127,757 of travel and promotional expenses, marketing ~~expenditure~~expenditures incurred in marketing activities relating to ~~market the plant~~our Asphalt Ridge processing facility and the ~~technology~~Extraction Technology, and ~~to communicate our progress on the plant~~moving and construction ~~efforts~~expenses in relocating and expanding our Asphalt Ridge processing facility amounted to $2,532,029; ~~stock~~ share-based compensation of $5,980,322 related to 9,775,000 options issued to directors, officers and certain consultants during the year; professional fees of $3,582,986 primarily due to legal fees incurred, advisory board fees and consulting fees for financial services provided and; a loss of $92,275 on the conversion of debt to equity during the current year.

Total assets increased between fiscal 2017 and 2018 from $28,950,175 to $39,104,403, primarily as a result of the following:

- An increase in property, plant and equipment of $6,281,942, offset by depreciation of $51,181. The increased capital expenditures began with the relocation of our original 250 barrel per day pilot plant to the site of our TMC Mineral Lease and the expenditures required to reassemble and expand the processing capacity at the new facility to 1,000 barrels per day (with increased efficiencies due to the proximity of the site to the mining operation); and

- An increase in cash balances of $2,584,581 due to capital raised predominantly through private placements of equity and debt during the current fiscal year to fund the expansion project.

Non-current financial liabilities decreased from $1,967,996 in fiscal 2017 to $1,602,646 in fiscal 2018 primarily due to the reduction in convertible debentures due to the conversion of the prior year convertible debentures into equity during the current fiscal year and the issue of a new convertible debenture during the current fiscal year.

Comparison of results of Operations from ~~Continuing~~ Operations for the years ended August 31, 2018 and August 31, 2017

Net Revenue, Cost of Goods Sold and Gross Loss

~~Due~~In or about January 2016, due to ~~the~~ volatility in oil markets and ~~the limited production capacity~~our decision to relocate our processing facility to a new site, we temporarily suspended our mining and processing operations at ~~the plant~~Asphalt Ridge. As a result, no production ~~took place~~occurred at our processing facility during the fiscal years ended August 31, 2018 and August 31, 2017, respectively, resulting in no revenue generation~~.~~ during this period. During the year ended August 31, 2018, we relocated our ~~production plant~~processing facility to a site within our TMC Mineral Lease in ~~the~~ Asphalt Ridge ~~mineral site~~area and have ~~expanded production~~recently completed the initial expansion of our facility to a processing capacity to approximately 1,000 barrels per day with a further expansion to 3,000 barrels per day underway. Management expects to generate revenue from ~~the plant~~our Asphalt Ridge facility in fiscal 2019. Management expects to generate revenue from the plant in fiscal 2019. The cost of goods sold during fiscal 2018 ~~consists~~consisted of advance royalty payments ~~which expire at the end of the calendar year two years after the payment has been made that have been expensed~~required under the terms of our TMC Mineral Lease.

Operating Expenses

Operating expenses were $15,208,270 for the year ended August 31, 2018, compared to $7,298,975 for the year ended August 31, 2017. The increase in operating expenses is primarily due to:

   a. Depreciation, depletion and amortization expense of $51,181 and $1,165,830 for the years ended August 31, 2018 and 2017, respectively, a decrease of $1,114,649 or 95.6%. The decrease is due to the cessation of depreciation on production equipment as ~~the production~~our initial pilot plant facility was relocated to the ~~mining~~ site of our Asphalt Ridge Mine #1 located within the TMC Mineral Lease and ~~an~~our initial expansion ~~plan~~plant for the Asphalt Ridge facility was implemented during the fiscal year ended 2018, offset by;

b. Selling, general and administrative expenses of $14,309,914 and $2,099,734 for the years ended August 31, 2018 and 2017, respectively, an increase of $12,210,180 or 581.5%.

The increase is attributable to the following:

    i. An increase in ~~stock~~ share-based compensation of $5,980,322 due to options exercisable over 9,775,000 ~~shares of~~ common ~~stock~~shares issued to directors and certain members of management during the current fiscal year with immediate vesting of options exercisable over 3,512,500 ~~shares of~~ common ~~stock;~~ shares;

    ii. An increase in investor relations expenses of $2,188,871 due to the funding rounds undertaken during the current year and the communication efforts around our plant expansion;

    iii. Professional fees increased by $2,965,371 due to fees incurred surrounding the plant expansion and advisory fees incurred on financing consultants;

    iv. Public relations expenditure increased by $909,742 due to communication efforts relating to our plant expansion and relocation to the mining site;

    v. Research and development costs of $120,000 were incurred on the development of the Petrobloq blockchain applications during the 2018 fiscal year.

c. Financing costs, net, decreased by $417,592 or 34.0% primarily due to the conversion of several loans into equity during the prior year, thereby reducing overall interest costs, prior to the current plant expansion activities.

d. Other expenses (income), net of $35,743 and $2,804,387 for the years ended August 31, 2018 and 2017, respectively, a decrease of $2,768,644 or 98.7% consists of the following:

   i. Relocation expenses of $437,800 incurred in fiscal 2017, relating to the relocation of our plant to the mining site during the that period;

   ii. A reduction in the loss on settlement of liabilities of $2,274,322 or 96.1% due to the settlement of debts in the prior year by the issue of equity securities prior to the current plant expansion plans;

   iii. Offset by other income of $56,532, primarily related to a non-refundable deposit received on certain debt funding.

Equity loss from investment of Accord GR Energy, Inc.

The loss from investment in Accord GR Energy decreased by $37,608 or 19% from $198,034 in fiscal 2017 to $160,426 in fiscal 2018.

~~**Summary of Quarter Results**~~

As at ~~November 30, 2018~~February 28, 2019, we had ~~liquidity~~cash of approximately $~~274,096~~716,451, which ~~was~~is composed entirely of cash. We also had a working capital deficiency of approximately $~~4,811,328~~6,098,486, due primarily to accounts payable, short term loans and convertible loans and accrued interest thereon which remains outstanding as of ~~November 30, 2018.~~February 28, 2019. We raised ~~cash proceeds of $3,511,310 from the~~$8,091,453 in private placements~~ of shares~~, a further net proceeds of $~~450~~517,000 from debt and $~~3,500,000~~5,618,750 from convertible debt. These funds were primarily used on the expansion of the oil facility, expenditures related thereto such as professional fees, marketing costs and notes receivable advanced to third parties.

As at August 31, 2018, we had liquidity of approximately $2,640,001, which was composed entirely of cash. We also had a working capital deficiency of approximately $374,567, due to short term loans and accrued interest thereon which remains outstanding as of August 31, 2018. We raised $14,971,808 in private placements, a further net proceeds of $144,359 from long term debt and $250,000 from convertible debt, and $838,846 in net advances from the Chairman of the Board. These funds were primarily used on the relocation and expansion of the oil facility and expenditures related thereto such as professional fees and marketing costs.

Subsequent to ~~November 30, 2018~~February 28, 2019, in terms of various subscription agreements entered into with third parties, we raised an additional $~~2,522,106~~1,482,000 in proceeds from private equity issues~~. In addition to this, we issued an additional $2,000,000 in convertible debt to an investor~~.

We continue to work on several other financing options to secure additional financing on reasonable terms. However, should we not be able to secure such funding our liquidity may not be sufficient to fund our operations, debt obligations and the capital needed to complete development of our Extraction Technology.

We have not paid any dividends on our common shares. We have no present intention of paying dividends on our common shares as we anticipate that all available funds will be reinvested to finance the growth of our business.

In addition to commitments otherwise reported in this MD&A, our contractual obligations as at ~~November 30, 2018~~February 28, 2019, include:

Contractual Obligations	Total ($ millions)	Up to 1 Year ($ millions)	2 – 5 Years ($ millions)	After 5 Years ($ millions)
Convertible Debt[1]	~~4.36~~ 6.52	~~4.36~~ 6.52	-	-
Debt[2]	1.~~79~~ 76	1.~~29~~ 32	0.~~5~~ 44	-
Future minimum royalty payments[3]	7.40	0.40	2.30	4.70
Petrobloq (FBCC) funding commitment[4]	0.30	0.30	-	-

Deleted Cells

	~~13.85~~ 15.98	~~6.35~~ 8.54	2.~~8~~ 74	4.~~7~~ 70
Total Contractual Obligations				

[1] Amount includes estimated interest payments. The recorded amount as at ~~November 30, 2018~~February 28, 2019 was approximately $~~3.45~~6.19 million.

[2] Amount includes estimated interest payments. The recorded amount as at ~~November 30, 2018~~February 28, 2019 was approximately $1.~~64~~51 million.

[3] Future minimum royalty payments are projected out for a period of ten years assuming that the mineral lease will be extended beyond termination which is currently July 2020.

~~[4] We have undertaken to fund the development of a blockchain application for the oil and gas industry of $0.5 million, to date we have funded $0.2 million and expect to fund the remaining $0.3 million within a year.~~

~~In addition to the above, we have the following contingent commitments.~~

- We have undertaken to fund the development of a blockchain application for the oil and gas industry of $0.5

[4] million, to date we have funded $0.2 million and expect to fund the remaining $0.3 million within a year.~~Royalty payments based on actual revenues in excess of minimum royalties of between 8% and 16% dependent on oil prices and production levels;~~

In addition to the above, we have the following contingent commitments.

- ~~Minimum expenditure to be incurred~~Royalty payments based on ~~the leased property~~actual revenues in excess ~~of $2,000,000 per annum commencing on July 1, 2021, if we do not reach a~~ minimum ~~daily~~royalties of between 8% and 16% dependent on oil prices and production ~~of 3,000 barrels per day;~~levels;

- Minimum expenditure to be incurred on the leased property of $2,000,000 per annum commencing on July 1, 2021, if we do not reach a minimum daily production of 3,000 barrels per day;~~Royalty payments in terms of the technology transfer agreement ranging from 2% to 4% of gross sales dependent upon the price per barrel selling price by us;~~

- Royalty payments in terms of the technology transfer agreement ranging from 2% to 4% of gross sales dependent upon the price per barrel selling price by us; ~~We have undertaken to expand our current plant or construct at least one additional plant with an expected capacity of up to 3,000 barrels of hydrocarbon product per day, by July 1, 2021 the expected cost of construction for a plant of this size is approximately $10,000,000.~~

- We have undertaken to expand our current plant or construct at least one additional plant with an expected capacity of up to 3,000 barrels of hydrocarbon product per day, by July 1, 2021 the expected cost of construction for a plant of this size is approximately $10,000,000.

Sources of funding

We expect our convertible debt to convert into equity once the plant commences commercial production. Other debt will either be settled out of operating profits, assuming we can meet our stated objective of producing between 1,000 and 3,000 barrels of oil per day, alternatively we will seek further equity funding to repay the debt.

Future minimum royalty payments and royalty payments in terms of the technology transfer agreement will be funded out of operating profits assuming we can reach our stated objective of producing between 1,000 and 3,000 barrels of oil per day, alternatively we will seek funding through equity or debt markets.

The Petrobloq (FBCC) commitment will be funded out of proceeds from debt or equity, alternatively we will issue equity securities to fund our obligations.

The expansion of our production capacity by an additional 3,000 barrels per day, will require approximately $10,000,000. We will seek this funding through debt or equity markets based on our ability to prove commercial production of at least 1,000 barrels per day, alternatively we may need to delay our expansion plans and fund them out of cash generated from operations.

Off-Balance Sheet Arrangements

To the best of management's knowledge, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

Significant Accounting Policies and Critical Accounting Estimates

Our significant accounting policies and critical accounting estimates is fully disclosed in note 2 to the Consolidated Financial Statements presented below.

Recently Adopted Accounting Standards

In January 2018, ~~the Company~~we adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash . This ASU requires an entity to show the changes in the total of cash, cash equivalents, restricted cash, and restricted cash equivalents on the statement of cash flows and to provide a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet when the cash, cash equivalents, restricted cash, and restricted cash equivalents are presented in more than one line item on the balance sheet. The adoption of this ASU did not have a material impact on ~~the Company's~~our consolidated statements of cash flows.

Issued Accounting Standards Not Yet Adopted

~~The Company~~We will evaluate the applicability of the following issued accounting standards and intends to adopt those which are applicable to its activities.

The SEC released Final Rule No. 33 -10532, Disclosure Update and Simplification , which is effective November 5, 2018 and which amends various SEC disclosure requirements determined to be redundant, duplicative, overlapping, outdated or superseded as part of the SEC's ongoing disclosure effectiveness initiative. The rule amends numerous SEC rules, items and forms covering a diverse group of topics. We will implemented these requirements during the first quarter of the 2019 fiscal year.

The FASB released ASU 2018-02, Income Statement – Reporting Comprehensive Income – Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (Topic 220) during the 2019 fiscal year. This ASU allows for a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Reform Legislation.

The FASB issued ASU 2016-02, Leases (Topic 842) which will supersede the lease requirements in Topic 840, Leases . Its objective is to increase transparency and comparability among organizations. This ASU provides guidance requiring lessees to recognize most leases on their balance sheet. Short-term leases can continue being accounted for off balance sheet based on a policy election. ~~The SEC released Final Rule No. 33 -10532, Disclosure Update and Simplification , which is effective November 5, 2018 and which amends various SEC disclosure requirements determined to be redundant, duplicative, overlapping, outdated or superseded as part of the SEC's ongoing disclosure effectiveness initiative. The rule amends numerous SEC rules, items and forms covering a diverse group of topics. The Company will implemented these requirements during the first quarter of the 2019 fiscal year.The FASB released ASU 2018-02, Income Statement – Reporting Comprehensive Income – Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (Topic 220) during the 2019 fiscal year. This ASU allows for a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Reform Legislation.The FASB issued ASU 2016-02, Leases (Topic 842) which will supersede the lease requirements in Topic 840, Leases . Its objective is to increase transparency and comparability among organizations. This ASU provides guidance requiring lessees to recognize most leases on their balance sheet. Short -term leases can continue being accounted for off balance sheet based on a policy election.~~

The FASB issued ASU 2018-04, Fair Value Measurement (Topic 820): Changes to the Disclosure Requirements for Fair Value Measurement . This ASU will eliminate, add and modify certain disclosure requirements for fair value measurement. The ASU is effective for annual and interim periods beginning January 1, 2020, with early adoption permitted for either the entire standard or only the provisions that eliminate or modify requirements. The ASU requires additional disclosure to be adopted using a retrospective approach. ~~The Company is~~We are currently evaluating the provisions of this ASU and assessing the impact it may have on disclosure in the notes to the consolidated financial statements.

37

The FASB issued ASU 2018-05-15, Intangibles, Goodwill and Other Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract . This ASU will require a customer in a cloud computing arrangement (i.e., hosting arrangement) that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets or expense as incurred. Capitalized implementation costs related to a hosting arrangement that is a service contract will be amortized over the term of the hosting arrangement, beginning when the module or component of the hosting arrangement is ready for its intended use. This ASU is effective for annual and interim periods beginning January 1, 2020, with early adoption permitted. Entities have the option to adopt the ASU using either a retrospective approach or a prospective approach applied to all implementation costs incurred after the date of the adoption.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808) Clarifying the Interaction between Topic 808 and Topic 606. A collaborative arrangement, as defined by the guidance in Topic 808, is a contractual arrangement under which two or more parties actively participate in a joint operating activity and are exposed to significant risks and rewards that depend on the activity's commercial success. Topic 808 does not provide comprehensive recognition or measurement guidance for collaborative arrangements, and the accounting for those arrangements is often based on an analogy to other accounting literature or an accounting policy election. The amendments in this Update provide guidance on whether certain transactions between collaborative arrangement participants should be accounted for with revenue under Topic 606. The amendments in this Update make targeted improvements to generally accepted accounting principles (GAAP) for collaborative arrangements as follows:

1. Clarify that certain transactions between collaborative arrangement participants should be accounted for as revenue under Topic 606 when the collaborative arrangement participant is a customer in the context of a unit of account. In those situations, all the guidance in Topic 606 should be applied, including recognition, measurement, presentation, and disclosure requirements.
2. Add unit-of-account guidance in Topic 808 to align with the guidance in Topic 606 (that is, a distinct good or service) when an entity is assessing whether the collaborative arrangement or a part of the arrangement is within the scope of Topic 606
3. Require that in a transaction with a collaborative arrangement participant that is not directly related to sales to third parties, presenting the transaction together with revenue recognized under Topic 606 is precluded if the collaborative arrangement participant is not a customer.

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period. An entity may not adopt the amendments earlier than its adoption date of Topic 606. The amendments in this Update should be applied retrospectively to the date of initial application of Topic 606. An entity should recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings of the later of the earliest annual period presented and the annual period that includes the date of the entity's initial application of Topic 606. An entity may elect to apply the amendments in this Update retrospectively either to all contracts or only to contracts that are not completed at the date of initial application of Topic 606. An entity should disclose its election. The impact of this ASU on the consolidated financial statements is not expected to be material.

Any new accounting standards, not disclosed above, that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

ITEM 3. PROPERTIES.

Our registered office address in Canada is Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1E2, Canada. Our principal executive offices are located at 15165 Ventura Blvd, #200, Sherman Oaks, California 91403. The monthly base rent is $6,500 for ~~the~~ approximately 1,800 square ~~foot premises~~feet of office space and ~~the~~associated facilities and the term of our office lease ~~term~~ is five years.

We also lease 500 square feet of laboratory space pursuant to the terms of a lease agreement that commenced January 1, 2018 and ~~terminates~~expires on December 31, 2019. The monthly rent for this laboratory facility is $500.

Petrobloq's headquarters are located at 4768 Park Granada, Calabasas, California 91302. The monthly base rent is $3,870 for ~~the~~ 1,800 square ~~foot premises~~feet of office space and ~~the~~associated facilities and the term of this lease is ~~for a~~ three-~~year term.~~ years.

~~TMC holds a mining and mineral lease, as amended, under the TMC Mineral Lease subleased from Asphalt Ridge, Inc., on the Asphalt Ridge property which is approximately 1,229.82 acres located in Uintah County, Utah and an additional 833.03 acres and 478.91 acres, respectively, held under the SITLA Mineral Leases. We are completing construction of a 20,000 square foot extraction facility based on this leased property that is anticipated to be approximately three acres.~~

38

A map of the TMC Mineral Lease property is set forth below:





FIGURE 1

GENERAL LOCATION MAP

Showing

MCW OIL SAND MINE

Uintah County, Utah

Prepared For

John T. Boyd Company

November 2015
Scale 1" = 4 Miles

SCALE (Miles)
2   0   4   8

Figure 1. The Index map showing the location of the PQE ~~Oil oil sands mine~~Oil's Asphalt Ridge Mine #1 located within the TMC Mineral Lease on lands situated in ~~Vernal, Utah, USA. The mine and lease are on, or about Section 31, Township 5S Range 22E,~~ Uintah County, Utah.

Source: JT Boyd, 2015.

39

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth as of ~~March 22~~May 1, 2019, the number and percentage of the outstanding shares of common shares which, according to the information supplied to us, were beneficially owned by~~: (i~~ (1) each person who is currently a director~~; (ii,~~ (2) each executive officer~~; (iii,~~ (3) all current directors and executive officers as a group~~;,~~ and (~~iv~~4) each person who, to our knowledge, is the beneficial owner of more than 5% of the outstanding common shares. All shares reflect a 30-for-1 stock split that was effected on May 19, 2017.

Name and Address [1]	Number of Shares Beneficially Owned	Percentage of Outstanding shares owned [2]
Aleksandr Blyumkin, *Director (Chairman) and Executive Chairman*	7,~~279,930~~548,192[3]	6.~~7~~0%
David Sealock, *Chief Executive Officer*	~~320~~570,267[4]	*
Gerald Bailey, *Director and President*	~~879,972~~1,138,831[5]	*
Mark Korb, *Chief Financial Officer*	7,079[6]	*
Vladimir Podlipskiy, *Chief Technology Officer*	~~266~~516,667[7]	*
Robert Dennewald, *Director*	~~879,972~~1,269,030[8]	*
Travis Schneider, *Director*	~~772,102~~1,024,650[9]	*
All executive officers and directors as a group (7 persons)	~~10,405,989~~**12,074,716**	**9.~~4~~3%**
5% shareholders		
Bay Private Equity~~, Inc.~~	9,300,000[10]	~~8.0~~6.9%
Momentum Asset Partners LLC	15,000,000[11]	11.9%

~~* Less than 1%~~

*   Less than 1%

(1) The business address for each officer and director listed above is: Petroteq Energy Inc., 15165 Ventura Blvd., #200, Sherman Oaks, California 91403.

(2) Based on ~~108,407,071~~126,487,334 common shares outstanding as of ~~March 22~~May 1, 2019.

(3) Is comprised of 6,~~158,261~~309,657 common shares held directly, ~~4,016~~124,096 common shares held through the Alexander & Polina Blyumkin Trust and 1,~~117,653~~114,439 common shares held indirectly through ~~three~~five entities in which Mr. Blyumkin has a controlling interest.

(4) Is comprised of 70,267 common shares and share purchase options exercisable for ~~1000~~1,000,000 common shares, of which 250,000 are vested and ~~none~~250,000 which vest within the next 60 days.

(5) Is comprised of ~~154,972~~163,831 common shares and share purchase options exercisable for 1,475,000 common shares, of which 725,000 are vested and ~~none~~250,000 which vest within the next 60 days.

(6) Is comprised of 7,079 common shares.

(7) Is comprised of 16,667 common shares and share purchase options exercisable for 1,000,000 common shares, of which 250,000 are vested and ~~none~~250,000 which vest within the next 60 days.

(8) Is comprised of ~~154,972~~294,030 common shares and share purchase options exercisable for 1,475,000 common shares, of which 725,000 are vested and ~~none~~250,000 which vest within the next 60 days.

(9) Is comprised of ~~47,102~~49,650 common shares and share purchase options exercisable for 1,475,000 common shares, of which 725,000 are vested and ~~none~~250,000 which vest within the next 60 days.

(10) Is comprised of 950,000 common shares, warrants exercisable for 750,000 common shares and convertible notes, convertible into 7,600,000 common shares at conversion prices ranging from $0.40 to $1.00 per share. The beneficial owner is Bay Private Equity~~,~~ Inc. whose registered address is ~~7250 Keele Street~~135 Queen's Plate Drive, Suite ~~410, Concord~~#400, Etobicoke, Ontario ~~L4K 1Z8.~~ M9W 6V1.

(11) Is comprised of 15,000,000 common shares. The registered address of Momentum Asset Partners LLC is 5 Sierra Gate Plaza, Roseville, CA 95678, USA.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information about our executive officers, key employees and directors as of January 31, 2019.

Name	Age	Positions and Offices with the Registrant
Aleksandr Blyumkin	47	Executive Chairman and Chairman of the Board of Directors
David Sealock	58	Chief Executive Officer
Mark Korb	51	Chief Financial Officer
Gerald Bailey	77	Director and President
Vladimir Podlipskiy	55	Chief Technology Officer
Robert Dennewald	65	Director
Travis Schneider	45	Director

Biographies

The following are brief biographies of our officers and directors:

Aleksander Blyumkin, *Executive Chairman and Chairman of the Board of Directors*

Mr. Blyumkin has been our Executive Chairman since March 26, 2018 and the Chairman of our Board of Directors of our company and MCW Fuels, Inc. (formerly McWhirter Distributing Co. Inc.) since November 2006. He also has served as our Executive Chairman from December 12, 2012 to July 18, 2017 and as our Chief Executive Officer from July 2017 to March 26, 2018. Mr. Blyumkin has vast experience in the oil and fuel industry. He has owned and managed several ventures in the oil and fuel industry and has developed oil properties in Eastern Europe, Central Asia and, most recently, in the United States. Since 2011, Mr. Blyumkin has been the Chief Executive Officer of Dalex Industries, Inc., a developer and operator of gasoline service stations in California. Mr. Blyumkin studied Economics and International Relations at Odessa State University, Ukraine.

We selected Mr. Blyumkin to serve on our board because he vast experience in the oil and fuel industry.

David Sealock, *Chief Executive Officer*

Mr. Sealock has served as our Chief Executive Officer since March 26, 2018. From January 2015 until joining our company, Mr. Sealock served as President of Autus Ventures, Inc. where he established equity financing processes for startup and intermediate oil and gas companies and managed strategic planning and portfolio optimization. Prior to that, from January 2017 until August 2017, he was Vice President of Research & Development at Petroleum Technology Alliance Canada (PTAC), a Canadian hydrocarbon industry association that serves as a neutral non-profit facilitator of collaborative R&D and technology development. There he managed the coordination and services to facilitate the implementation of specific methane related projects. From August 2014 until December 2015, Mr. Sealock served as President and Chief Operating Officer of Sulvaris. Inc. During his tenure at Sulvaris, he collaborated to deliver equity financing and JV financing to recommence project construction. From 2008 to 2014, Mr. Sealock was the Executive Vice President of Sunshine Oilsands, Ltd., and was promoted to President and Chief Executive Officer (Interim) from 2013 to 2014, where he managed daily operations for engineering, construction, technology, operations, regulatory, human resources, investor relations, health, safety & environment, marketing, supply chain management, IT & systems, and corporate governance. From 2007-2008 he was Vice President of MegaWest Energy Corp. (now Gravis Energy) and from 2006-2007 he was Senior Manager of Total E&P (formerly Deer Creek Energy, Ltd.), where he was charged with leading a large-scale business & digital transformation to integrate Deer Creek Energy's technology infrastructure into Total's enterprise-wide global infrastructure. Mr. Sealock holds a bachelor's degree, Business Management and is a Registered Engineering Technologist with ASET.

Mark Korb, *Chief Financial Officer*

Mark Korb has served as our Chief Financial Officer since August 2014. Mr. Korb has over 20-years' experience with high-growth companies and experience taking startup operations to the next level. Since July 2011, First South Africa Management, a company for which Mr. Korb has served as the Chief Financial Officer since January 2010 has been providing consulting services to us, including the financial expertise required of public companies. First South Africa Management provides financial management and strategic management services to various companies.

From 2007 to 2009, Mr. Korb was the group chief financial officer and director of Foodcorp (Proprietary) Limited ("Foodcorp"), a multimillion dollar consumer goods company based in South Africa. In his role as chief financial officer, Mr. Korb delivered operational and strategic leadership for the full group financial function during a period of change including mergers, acquisitions and organic growth. As a board director he cultivated relationships with shareholders, bond holders, financial institutions, rating agencies, and auditors. Mr. Korb was also responsible for leading the group IT strategy and implementation and supervised 16 direct reports including 10 divisional financial directors. From 2001 to 2007 Mr. Korb was the group Chief Financial Officer of First Lifestyle, initially a publicly traded company on the Johannesburg Stock Exchange in South Africa which was then purchased by management which included Mr. Korb. He anchored the full group financial function with responsibility for mergers and acquisitions activity, successfully leading the process whereby the company was sold to Foodcorp mentioned above. Upon completion of the merger, Mr. Korb was appointed as the group Chief Financial Officer of Foodcorp. Mr. Korb is also the Chief Financial Officer to several other companies including, Icagen, Inc., a Delaware corporation engaged in pharmaceutical industry.

Gerald Bailey, *President and Director*

Dr. Bailey has over 50 years of experience in the international petroleum industry in all aspects, both upstream and downstream with specific Middle East skills and U.S. onshore/offshore sectors. Dr. Bailey currently serves as our President, a position he has held since July 2017 when he resigned as our Chief Executive Officer. He previously served as our Chief Executive Officer from 2014 until July 2017 and has been a member of our Board of Directors since 2011. Dr. Bailey is currently the Chairman of Bailey Petroleum, LLC, a consulting firm for major oil and gas exploration/development corporations, a position he has held since 1997. In addition, Dr. Bailey is Chief Operating Officer of Indoklanicsa, Nicaragua (since 2012), and Vice Chairman, Trinity Energy Group, Inc. (since 2012) Dr. Bailey is retired from Exxon, lastly as President, Arabian Gulf. During his Exxon career, he also served as the Assistant General Manager, Administration & Commercial, Abu Dhabi Onshore Oil Company; Operations Manager, Qatar General Petroleum Corp., Dukhan Operations and the Operations Manager, Qatar General Petroleum Corp., Umm Said Operations. He was also the Operations Superintendent, Exxon Lago Oil, Aruba and has spent time in Libya as Operations Superintendent for Esso Standard, Libya, Brega, with experience in LNG and oil field production. His earlier career included service with Texaco where he gained skills in oil additives and petrochemicals manufacturing.

Dr. Bailey holds a BS Degree in Chemical Engineering from the University of Houston, an MS Degree in Chemical Engineering from the New Jersey Institute of Technology, Newark, New Jersey, a PhD Degree from Columbia Pacific University, San Rafael, California and is a graduate of Engineering Doctoral Studies from Lamar University, Beaumont, TX. He has written many articles, papers and studies on the oil industry, and has been a keynote speaker of many international industry conferences including the Money Show conference with his address, "The Future of Oil & Gas Developments," and FreedomFest Conference, "Investing in Oil," and also has appeared recently on national Chinese television discussing the "World Energy Outlook." He is a member of the Middle East Policy Council, Society of Petroleum Engineers and the American Institute of Chemical Engineers.

We selected Dr. Bailey to serve on our board because he brings a strong business background to our Company and adds significant strategic, business and financial experience. Dr. Bailey's business background provides him with a broad understanding of the issues facing our Company, the financial markets and the financing opportunities available to us.

Vladimir Podlipskiy, *Chief Technology Officer*

Mr. Podlipskiy has served as our Chief Technology Officer since May 2011. He has extensive experience as a researcher in many senior science disciplines, involved in oil extraction technologies, automobile care, household consumer and cosmetic products and research into mold remediation products, all with a focus on the utilization of benign solvents/solutions. Previously, he held research appointments in new product development for EMD Biosciences, Inc., (Merck KgaA, Darnstadt, Germany), and worked as Chief Chemist in Research & Development for Nanotech, Inc., Los Angeles, California, and as Chief Chemist for Premier Chemical, Compton, California. He is a former Premier Chemical Scientist at UCLA's Department of Chemistry. Mr. Podlipskiy owns patents for innovative fuel additives and car care products and has authored several papers involving fuel re-formulator products and mold remediation. He is currently involved in research and development of new petroleum industry products, systems and technologies.

Mr. Podlipskiy is the principal research scientist responsible for the development of Petroteq Energy Inc.'s technologies used in its various oil extraction programs in Utah, and has recently finalized all fabrication/assembly details for the company's first oil sands extraction plant installed at Asphalt Ridge, Utah. He has worked extensively with a variety of suppliers from the U.S. and Eastern Europe in the planning and design stages of the extraction unit's systems. He holds a PhD Degree in Bio-Organic Chemistry from the Institute of Bio-Organic Chemistry & Petroleum Chemistry, Kiev, Ukraine, and a Degree in MS-Organic Chemistry from the Department of Chemistry, Kiev State University, Kiev, Ukraine.

Robert Dennewald, *Director*

Mr. Dennewald has served as a member of our board since April 2015. He has been the Chairman of Business Federation Luxembourg (FEDIL) since 2006 and is a Vice President of the Luxembourg Chamber of Commerce. He is also a member of our Board of Directors of the Jean-Pierre Pescatore Charity Foundation. He is a director of ING Luxembourg S.A. and of Redline Capital Partners S.A., the president of investment fund EUREFI S.A. and the angel investor of Cleantech Company APATEQ and IT company e-Kenz. In 2006 he initiated, together with four financial partners, a MBO/LBO takeover of the Eurobeton Group. In 2010, through a secondary buy-out, he took a controlling interest in Eurobeton, which is a main supplier of building materials in Luxembourg with its subsidiary Chaux de Contern. Mr. Dennewald obtained a degree in civil engineering at the University of Liège (B).

We selected Mr. Dennewald to serve on our board because he brings a strong business background to our Company and adds significant strategic, business and financial experience. Mr. Dennewald's business background provides him with a broad understanding of the issues facing us, the financial markets and the financing opportunities available to us.

Travis Schneider, *Director*

Mr. Schneider has served as a member of our board since December 2011. He has also served as Manager of Corporate Affairs for AgriMarine Holdings Inc. ("AgriMarine") from October 2008 to present. AgriMarine was a publicly traded company on the TSXV and later on the Canadian Securities Exchange from 2009 until its acquisition by Dundee Corporation in 2015.

We selected Mr. Schneider to serve on our board because he brings a strong business background to our company and adds significant strategic, business and financial experience. Mr. Schneider's business background provides him with a broad understanding of the issues facing us, the financial markets and the financing opportunities available to us.

Family Relationships

There are no family relationships between any of our directors or executive officers.

ITEM 6. EXECUTIVE COMPENSATION.

Executive Compensation

The following table sets forth for the two years ended August 31, 2018 and August 31, 2017 the compensation awarded to, paid to, or earned by, our Chief Executive Officer and our other most highly compensated executive officer whose total compensation during such years exceeded $100,000. We refer to these officers as our "named executive officers." Certain columns were excluded as the information was not applicable.

<u>**Summary Compensation Table**</u>

Name and Principal Position[1]	Year	Salary ($)	Bonus ($)	All Other Compensation[2] ($)	Stock Awards ($)	Option Awards ($)[7]	Total $
Aleksander Blyumkin	2018	240,000	-	18,000		-	258,000
Executive Chairman and former CEO[3]	2017	240,000	-	18,000		-	258,000
David Sealock	2018	50,670	-	-		229,060	279,730
Chief Executive Officer	2017	-	-	-		-	-
Gerald Bailey[4]	2018	0	-	18,000		1,030,711[5]	1,048,891
Director, President and former CEO	2017	100,000	-	18,000			118,000
Mark Korb	2018	90,000	-	-		-	90,000
Chief Financial Officer	2017	90,000	-	-		-	90,000
Vladimir Podlipsky	2018	38,879	-	-		229,060[6]	267,939
Chief Technology Officer	2017	-	-	-	74,380[6]	-	74,380

(1) The business address for each officer listed above is: Petroteq Energy Inc., 15165 Ventura Blvd., #200, Sherman Oaks, California 91403.

(2) Mr. Blyumkin and Dr. Bailey have each earned $18,000 of director's fees for the financial years ended August 31, 2018 and 2017. These fees have been accrued but have not been paid by us.

(3) Mr. Blyumkin was appointed as our Chief Executive Officer on July 26, 2017, replacing Gerald Bailey.

(4) Gerald Bailey resigned as Chief Executive Officer on July 26, 2017. He currently serves as our President and maintains a position on our Board of Directors. Mr. Blyumkin assumed the office of Chief Executive Officer upon Mr. Bailey's resignation.

(5) On November 30, 2017, Gerald Bailey was awarded ten year share purchase options exercisable for 475,000 common shares of common stock at an exercise price of CDN2,27 per share. These share purchase options are immediately exercisable. On June 6, 2018, Gerald Bailey was awarded ten year share purchase options exercisable over 1,000,000 common shares of Common stock at an exercise price of CDN$1.00 per share, these share purchase options vest annually over a four year period.

43

(6) On June 6, 2018, Mr. Podlipsky was awarded ten year share purchase options exercisable for 1,000,000 common shares of common stock at an exercise price of CDN$1.00 per share, these share purchase options vest annually over a four year period. In 2017, Mr. Podlipsky was awarded 16,667 common shares valued at $74,380 on the date of issue as compensation based on the success of the Extraction Technology.

(7) The share purchase options issued to directors and officers on November 30, 2017 were valued at grant date using a Black Scholes valuation model. The assumptions used in the valuation were as follows: Weighted average exercise price of CDN$2.27, exercise price CDN$2.27, term of share purchase option: 10 years, risk free interest rate of 1.81% and computed volatility of the underlying stock of 127% and expected dividend yield of 0%.

The share purchase options issued to directors and officers on June 3, 2018 were valued at grant date using a Black Scholes valuation model. The assumptions used in the valuation were as follows: Weighted average exercise price of CDN$1.00, exercise price CDN$1.00, term of share purchase option: 10 years, risk free interest rate of 2.16% and computed volatility of the underlying stock of 125% and expected dividend yield of 0%.

Outstanding Equity Awards at Fiscal Year-End

The table below reflects all outstanding equity awards made to each of the named executive officers that are outstanding at August 31, 2018.

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price		Option expiration date
Aleksander Blyumkin, Executive Chairman and former CEO[1]	--	33,334 --	-- US $	4.80	12/31/2018
Gerald Bailey, Director, President and former CEO	475,000	-	CDN $	2.27	11/30/2027
	250,000	750,000	CDN $	1.00	6/6/2028
Vladimir Podlipsky, Chief Technology Officer	250,000	750,000	CDN $	1.00	6/6/2028
David Sealock Chief Executive Officer	250,000	750,000	CDN $	1.00	6/6/2028

(1) These common share purchase warrants are required by the TSXV to be included by us when calculating available room under our 2019 Option Plan. Mr. Blyumkin is the registered and beneficial holder of common share purchase warrants exercisable for 16,667 common shares, and he indirectly controls common share purchase warrants exercisable for 16,667 common shares through the Alex and Polina Blyumkin Family Trust, none of which are included in the chart above. These warrants have subsequently expired.

Narrative to Compensation Tables

Overview

During the financial years ended August 31, 2018 and 2017, our executive compensation program was administered by our Board of Directors. Our executive compensation program has the objective of attracting and retaining a qualified and cohesive group of executives, motivating team performance and aligning the interests of executives with the interests of our shareholders through a package of compensation that is simple and easy to understand and implement. Compensation under the program was designed to achieve both current and our long-term goals of and to optimize returns to shareholders. In addition, in order to further align the interests of executives with the interests of our shareholders, we have implemented share ownership incentives through incentive ~~stock~~share purchase options. Our overall compensation objectives are in line with its peer group of oil sands technology companies with opportunities to participate in equity.

In determining the total compensation of any member of senior management, our directors consider all elements of compensation in total rather than one element in isolation. Our directors also examine the competitive positioning of total compensation and the mix of fixed, incentive and share-based compensation.

44

Base Salary

While there is no official set of benchmarks that we rely on and there is no a defined list of issuers that we use as a benchmark, we make ourselves aware of, and are cognizant of, how comparable issuers in our business compensate their executives. Our peer group in connection with salary compensation consists of a sampling of other oil sands technology companies both private and public. The Executive Chairman and Chief Executive Officer review and update our directors on the peer group and other informal channels and compares the salaries offered by us against those of the peer group generally to ensure our salary compensation is within the range of expected annual base salary for the group.

Bonus Framework

While our directors believe that a well-balanced executive compensation program must simultaneously motivate and reward participants to deliver financial results while maintaining focus on long-term goals that track financial progress and value creation, during the fiscal years ended August 31, 2018 and 2017, we did not have in place an annual team bonus or discretionary individual bonus plan and we did not pay any bonuses.

Group Benefits

We do not offer a group benefits plan of any kind.

Perquisites and Personal Benefits

While we reimburse our executive officers for expenses incurred in the course of performing their duties as executive officers of our company, we did not provide any compensation that would be considered a perquisite or personal benefit to executive officers.

Equity Compensation

2019 Option Plan

Incentive ~~stock~~share purchase options are currently granted under the 2019 Option Plan, a fixed number ~~stock~~share option plan approved by shareholders on November 23, 2018, which amended and replaced our 2018 Option Plan. Pursuant to the 2019 Option Plan our Board of Directors may from time to time, in its discretion and in accordance with the TSXV requirements, grant to directors, officers and employees, as well as management company employees and consultants (as such terms are defined in Policy 4.4 as amended from time to time), non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 19,524,621, exercisable for a period of up to ten (10) years from the date of the grant. The number of common shares reserved for issuance to any individual director or officer of our company will not exceed 5% of the issued and outstanding common shares (2% in the case of optionees providing investor relations services to us) unless disinterested shareholder approval is obtained. The exercise price of any option granted pursuant to the 2019 Option Plan shall be determined by our Board of Directors when granted, but shall not be less than the Discounted Market Price (as such term is defined in Policy 4.4 as amended from time to time). Options granted pursuant to the 2019 Option Plan are non-assignable, except by means of a will or pursuant to the laws of descent and distribution.

The options may be exercised no later than 12 months following the date the optionee ceases to be a director, officer or consultant of our company, subject to the expiry date of such option. However, if the employment of an employee or consultant is terminated for cause no option held by such optionee may be exercised following the date upon which termination occurred.

Employment Agreements

We do not have any written employment agreements with any of our executive officers or other employees other than David Sealock, our Chief Executive Officer. On March 26, 2018, we entered into an employment agreement with David Sealock to serve as our Chief Executive Officer. For his services, Mr. Sealock is to receive a salary of $120,000 per annum. The employment agreement term continues indefinitely until terminated in accordance with its provisions. The employment agreement also includes confidentiality obligations, inventions assignments by Mr. Sealock as well as change in control, non-solicitation and post-termination restrictions regarding corporate opportunities.

We may terminate the employment agreement and Mr. Sealock's employment for Just Cause (as defined in the employment agreement) with 30 days' notice to Mr. Sealock and without payment to him of any compensation or severance in lieu of notice past the 30 day notice period. Upon termination of employment for Just Cause, Mr. Sealock would only be entitled to any base salary due and owing up to the date of termination, all expenses properly incurred up to the date of termination in the carrying out of his duties and any accrued but unused vacation pay due and outstanding. We may also terminate the employment agreement and Mr. Sealock's employment without Just Cause upon 15 business days' notice to Mr. Sealock. Upon termination of employment without Just Cause, Mr. Sealock would receive any base salary due and owing up to the date of termination, a lump sum amount equal to $12,000, all expenses properly incurred up to the date of termination in the carrying out of his duties and any accrued but unused vacation pay due and outstanding. Mr. Sealock may terminate the employment agreement for Good Reason (as defined in the employment agreement) in the event of a Change of Control (as defined in the employment agreement) upon 15 business days' notice to us. Upon termination of employment for Just Cause (as defined in the employment agreement), Mr. Sealock would be entitled to any base salary due and owing up to the date of termination, all expenses properly incurred up to the date of termination in the carrying out of his duties and any accrued but unused vacation pay due and outstanding.

For the purposes of the employment agreement with Mr. Sealock, the term "Just Cause" is defined as: (i) any matter that would constitute lawful just cause for dismissal from employment at common law; (ii) conviction of the executive of a criminal offence involving dishonesty or fraud or which is likely to injure our business or reputation; (iii) misappropriation of any of our property or assets; (iv) any breach by the executive of any term of his employment or the employment agreement which has not been cured within ten days of notice to the executive of such breach; (v) any information, reports, documents or certificates being intentionally furnished by the executive to our Board or any committee thereof which the executive knows to be either false or misleading either because they include or fail to include material facts; or (vi) failure to perform his duties in a diligent and reasonable manner.

The term "Good Reason" (which only applies to Change of Control event) is defined as: (i) a significant change (other than a change that is clearly consistent with a promotion) in his position or duties, responsibilities, title or office held by him with us; (ii) a material reduction of his salary, benefits or any other form of remuneration or any change in the basis upon which the executive's salary, benefits or any other form of remuneration payable by us is determined or any failure by us to increase his salary, benefits or any other forms of remuneration payable by us in a manner consistent with practices in effect from time to time with respect to our senior executives, whichever is more favorable to him; (iii) any failure by us to continue in effect any benefit, bonus, profit sharing, incentive, remuneration or compensation plan, stock ownership or purchase plan, pension plan or retirement plan in which Mr. Sealock is participating or entitled to participate from time to time, or our taking any action or failing to take any action that would adversely affect his participation in or reduce his rights or benefits under or pursuant to any such plan, or our failing to increase or improve such rights or benefits on a basis consistent with practices with respect to our senior executives, whichever is more favorable to him; (iv) any breach by us of any material provision of the employment agreement; (v) the failure by us to obtain, in a form satisfactory to Mr. Sealock, an effective assumption of our obligations under the employment agreement by any successor to us; or (vi) the good faith determination by Mr. Sealock that we have requested he misrepresent information to external parties, vendors, shareholders or any other party.

The term "Change of Control" is defined as: (i) the sale to a person or acquisition by a person not affiliated with us of net assets from us having a value greater than 50% of the fair market value of our net assets determined on a consolidated basis prior to such sale; (ii) any change in the holding, direct or indirect, of our shares by a person not affiliated with us as a result of which such person, or a group of persons, or persons acting in concert, or persons associated or affiliated with any such person or group, are in a position to exercise effective control over us; (iii) any reconstruction, reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale or other transaction involving us where all of our shareholders immediately prior to such transaction hold greater than 50% of the shares of the Corporation or of the continuing corporation following completion of the transaction; or (iv) any event or transaction which our Board, in its discretion, deems to be a Change of Control.

Pursuant to a Technology Transfer Agreement, effective November 7, 2011, whereby we acquired from Vladimir Podlipskiy certain intellectual property rights relating to extracting bitumen from oil sands (the "Acquired Technology"), we also agreed to employ Mr. Podlipskiy to oversee and operate the Acquired Technology with the compensation of $120,000.00 per year for as long as the Acquired Technology is utilized by us. In consideration for the Acquired Technology, we issued to Mr. Podlipskiy's designee 100,000 shares of our common shares and agreed to issue an additional 1,900,000 shares of our common shares on the date when our extraction facility at the TMC Mineral Lease in Vernal, Utah is assembled and tested. We further agreed to pay Mr. Podlipskiy upon the construction of a second plant utilizing the Acquired Technology and any plants thereafter using the Acquired Technology a royalty fee of 2% of gross sales if the price of heavy oil is below $60.00 per barrel; 3% of gross sales if the price of heavy oil is between $60.00 and $69.99 per barrel; 3.5% of gross sales if the price of heavy oil is between $70.00 and $79.99 and 4% of gross sales if the price of heavy oil is greater than $80.00.

Director Compensation

The following table sets forth information for the fiscal year ended August 31, 2018 regarding the compensation of our directors who at August 31, 2018 were not also named executive officers.

Name	Fees Earned or Paid in Cash $	Option Awards $[3]	Other Compensation $	Total $
Robert Dennewald[1]	18,000	1,030,711	-	1,048,711
Travis Schneider[1]	18,000	1,030,711	-	1,048,711

1. Mr. Schneider and Mr. Dennewald have each earned $18,000 of director's fees for the financial year ended August 31, 2018. These fees have been accrued but have not been paid by us.

46

2. On November 30, 2017, Mr. Schneider and Mr. Dennewald, were each awarded ten year share purchase options exercisable to purchase 475,000 common shares ~~of common stock~~ at an exercise price of CDN2,27 per share. These share purchase options are immediately exercisable. On June 6, 2018, Mr. Schneider and Mr. Dennewald were each awarded ten-year share purchase options exercisable over 1,000,000 common shares ~~of Common stock~~ at an exercise price of CDN$1.00 per share, these share purchase options vest annually over a four year period.

3. ~~The options issued to directors on November 30, 2017 were valued at grant date using a Black Scholes valuation model. The assumptions used in the valuation were as follows: Weighted average exercise price of CDN$2.27, exercise price CDN$2.27, term of option: 10 years, risk free interest rate of 1.81% and computed volatility of the underlying stock of 127% and expected dividend yield of 0%.~~

   ~~The options issued to directors on June 3, 2018 were valued at grant date using a Black Scholes valuation model. The assumptions used in the valuation were as follows: Weighted average exercise price of CDN$1.00, exercise price CDN$1.00, term of option: 10 years, risk free interest rate of 2.16% and computed volatility of the underlying stock of 125% and expected dividend yield of 0%.~~

3. The share purchase options issued to directors on November 30, 2017 were valued at grant date using a Black Scholes valuation model. The assumptions used in the valuation were as follows: Weighted average exercise price of CDN$2.27, exercise price CDN$2.27, term of share purchase option: 10 years, risk free interest rate of 1.81% and computed volatility of the underlying stock of 127% and expected dividend yield of 0%.

   The share purchase options issued to directors on June 3, 2018 were valued at grant date using a Black Scholes valuation model. The assumptions used in the valuation were as follows: Weighted average exercise price of CDN$1.00, exercise price CDN$1.00, term of share purchase option: 10 years, risk free interest rate of 2.16% and computed volatility of the underlying stock of 125% and expected dividend yield of 0%.

Compensation Committee Interlocks

Not Applicable

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Except as disclosed in this section and under "Item 6. Executive Compensation," there were no related party transactions during the two year's ended August 31, 2018 or the current year.

Director Independence and Related Transactions

Our Board of Directors is comprised of Aleksander ~~Bluymkin~~Blyumkin, Gerald Bailey, Robert Dennewald, and Travis Schneider, of which only Messrs. Dennewald and Schneider are deemed to be independent within the meaning of the TSXV Guide and applicable Canadian regulations.

The Board of Directors has appointed only one standing committee, the Audit Committee. The Board members comprising our Audit Committee are Alex Blyumkin, Travis S. Schneider and Robert Dennewald, of which only Messrs. Dennewald and Schneider are deemed to be independent within the meaning of the TSXV Guide and applicable Canadian regulations.

The Audit Committee meets at least two times per year.

Certain Relationships and Related Transactions

On March 10, 2019, we issued 2,222,222 common shares to our Chairman of the Board and received gross proceeds of $1,000,000.

On March 5, 2019, we entered into settlement agreements with our directors and issued 571,442 common shares in settlement of $228,550 of outstanding director fees.

During the three and six months ended February 28, 2019 and the year ended August 31, 2018, the Company received additional advances of $67,000 and $nil from various private companies controlled by the Chairman of the Board of Directors of the Company.

During the years ended August 31, 2018 and 2017, we received additional advances of $nil and $421,250 from various private companies controlled by the Chairman of our Board of Directors. On May 18, 2017, we entered into an agreement to settle a portion of the principal and accrued interest of these advances by issuing 586,475 of our common shares to the lenders.

On May 18, 2017, we entered into a Securities Purchase Agreement whereby we agreed to convert an aggregate principal debt of $204,000, including interest thereon, owing to the Chairman of the Board or companies controlled by him into 751,681 of common share at a conversion price of $0.353 per share.

On May 18, 2017, we entered into a Securities Purchase Agreements whereby it agreed to convert an aggregate principal debt of $115,000, including interest thereon, owing to the Chairman of the Board or companies controlled by him into 325,779 common shares at a conversion price of $0.353 per share.

On August 9, 2017, the promissory note of $3,000,000, owing to the Chairman of the Board, including accrued interest thereon up to August 18, 2017 of $215,625, was assigned to three different entities and, in terms of debt conversion agreements entered into on August 9, 2017, was subsequently converted into 14,391,330 common shares at a conversion price of $0.223 per share,

As at August 31, 2017, we had received loans of $419,322 from the Chairman of the Board of Directors. These loans were interest free and were repaid prior to August 31, 2018.

On May 22, 2018, we entered into a Debt Settlement Agreement whereby we agreed to convert $1,175,424 of advances made to us by the Chairman of the Board into 1,992,244 common shares at a conversion price of $0.59 per share.

On September 4, 2018, we entered into a Debt Settlement Agreement whereby we agreed to convert $249,285 of advances made to us by the Chairman of the Board into 336,871 common shares at a conversion price of $0.74 per share.

As of August 31, 2017, we owed various private companies controlled by the Chairman of the Board the aggregate sum of $242,250. These loans bore interest at 5% per annum and matured at dates ranging from on demand to September 1, 2020. As of ~~November 30, 2018~~February 28, 2019 and August 31, 2018, all amounts owed to these entities were paid in full.

As at ~~November 30, 2018~~February 28, 2019, the Chairman of the Board of Directors owed us $~~374,728~~424,479.

ITEM 8. LEGAL PROCEEDINGS.

From time to time, we are the subject of litigation arising out of our normal course of operations. While we assess the merits of each lawsuit and defends itself accordingly, we may be required to incur significant expenses or devote significant resources to defend ourselves against such litigation. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Except as disclosed in this paragraph, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware), which may have, or have had during the 12 months prior to the date of this registration statement, a significant effect on our and/or our financial position or profitability. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, management has no reason to believe that the ultimate outcome of these matters would have a significant impact on our consolidated financial position.

ITEM 9. MARKET PRICE OF, AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Quotations for our common shares are included in the Toronto Ventures Exchange Market TSQV under the symbol "PQE.V".

At ~~January 31~~May 13, 2019, there were approximately ~~232~~203 holders of record of our common shares.

Since inception, no dividends have been paid on the common shares. We intend to retain any earnings for use in its business activities, so it is not expected that any dividends on the common shares will be declared and paid in the foreseeable future.

Securities Authorized for Issuance under Equity Incentive Plans. At August 31, 2018, we were authorized to issue options covering up to 16,969,601 common shares.

The following table sets forth information about the securities authorized for issuance under our equity compensation plans for the fiscal year ended August 31, 2018.

Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining for future issuance under equity compensation plans

Equity Compensation plans approved by the stockholders	9,858,333	CDN$1.22	4,950,000
	9,858,333	CDN$1.22	4,950,000

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

As at ~~February 5,~~May 15 2019, there were ~~97,476,049~~128,187,334 common shares issued and outstanding, which are listed for trading on the TSXV, share purchase warrants to purchase ~~20,714,715~~22,201,306 common shares were outstanding and ~~stock~~share purchase options to purchase 9,~~858~~808,333 common shares were outstanding under the 2018 Option Plan (or its predecessors plans) and ~~8,610,416~~10,068,230 shares reserved for other issuances. See Item 6.B "Compensation – Stock Plan" for additional information regarding the 2018 Option Plan (or its predecessors plans).

The number of outstanding common shares at the end of Fiscal 2018 (August 31, 2018), Fiscal 2017 (August 31, 2017), and Fiscal 2016 (August 31, 2016) were as follows: 85,163,631 shares: 54,220,699 shares, and 6,723,167 shares, respectively. There were 54,220,699 common shares outstanding at the beginning of Fiscal 2018 and 85,163,631 common shares outstanding at the end of Fiscal 2018. There were 6,723,167 common shares outstanding at the beginning of Fiscal 2017 and 54,220,699 common shares outstanding at the end of Fiscal 2017. There were 2,020,765 common shares outstanding at the beginning of Fiscal 2016 and 6,723,167 common shares outstanding at the end of Fiscal 2016.

As at the end of Fiscal 2018, 83,331 share purchase options were outstanding under the 2017 Stock Plan (or its predecessors plans).

The following sets forth information regarding our share capital issuances during the last three years. We have not issued any preferred shares. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering. On May 5, 2017, we consolidated our common shares on 1-for-30 basis. The number of common shares issued and outstanding set forth below have been retroactively adjusted for this consolidation.
~~stock options were outstanding under the 2017 Stock Plan (or its predecessors plans).~~

1. On January 19, 2016, we issued 190,971 common shares to Mr. Blyumkin in consideration for him personally guaranteeing three loans to us in an aggregate amount of $16,500,000.
2. On February 1, 2016, we issued 3,745 common shares in satisfaction of $35,000 of indebtedness owed to Mark Korb.
3. On February 19, 2016, we issued 31,124 common shares to Robert Dennewald for gross proceeds of $100,000.
4. On February 24, 2016, we issued 62,080 common shares in satisfaction of $160,000 of indebtedness owed to two arm's length service providers.
5. On February 25, 2016, we issued 200,754 common shares to a lender in consideration for agreeing to extend the maturity of a $3,500,000 loan.
6. On March 7, 2016, we issued 12,976 common shares pursuant to a private offering for gross proceeds of $35,000.
7. On March 23, 2016, we issued 882,454 common shares in satisfaction of $2,447,478 of indebtedness owed pursuant to two arm's length loans.
8. On March 24, 2016, we issued 85,160 common shares in satisfaction of $236,411 of indebtedness owed pursuant to two loans with Mr. Blyumkin.
9. On March 28, 2016, we issued 9,268 common shares pursuant to a private offering for gross proceeds of $25,000.
10. On April 1, 2016, we issued 31,386 common shares pursuant to a private offering for gross proceeds of $85,000.
11. On April 4, 2016, we issued 22,524 common shares pursuant to a private offering for gross proceeds of $61,000.
12. On April 5, 2016, we issued 33,333 common shares pursuant to a private offering for gross proceeds of $110,000.
13. On April 13, 2016, we issued 34,659 common shares in satisfaction of $129,298 of indebtedness owed to an arm's length service provider.
14. On April 25, 2016, we issued 22,991 common shares in satisfaction of $55,556 of indebtedness owed pursuant to pursuant to a secured note issued pursuant to a securities purchase agreement dated December 15, 2016.
15. On April 25, 2016, we issued 43,847 common shares in satisfaction of $150,000 of indebtedness owed to an arm's length service provider.
16. On May 11, 2016, we issued 36,666 common shares in satisfaction of $185,000 of indebtedness owed to two arm's length service providers.

17. On May 16, 2016, we issued 7,560 common shares in satisfaction of $20,000 of indebtedness owed to an arm's length service provider.
18. On May 25, 2016, we issued 10,000 common shares in satisfaction of $90,000 of indebtedness owed to an arm's length service provider.
19. On May 30, 2016 and June 8, 2016, we issued 666,666 common shares in satisfaction of $2,500,000 of indebtedness owed to an arm's length lender pursuant to a promissory note dated September 8, 2015.
20. On June 3, 2016, we issued 23,809 common shares pursuant to a private offering for gross proceeds of $75,000.
21. On June 10, 2016, we issued 64,411 common shares in satisfaction of CDN$217,289 of indebtedness owed to two arm's length service providers.
22. On June 24, 2016, we issued 16,666 common shares pursuant to a private offering for gross proceeds of $50,000.

23. On August 19, 2016, we issued 1,989,943 common shares (and share purchase warrants to purchase 66,666 common shares at $7.50 per share for three years) pursuant to our acquisition of 57.3% of all issued and outstanding shares of Accord. GR Energy, Inc.
24. On August 23, 2016, we issued 123,897 common shares in satisfaction of $396,748 of indebtedness owed pursuant to two loans ($130,602) with Mr. Blyumkin and one ($266,146) with an arm's length lender.
25. On September 15, 2016, we issued 31,776 common shares in satisfaction of $110,000 of indebtedness owed to two arm's length service providers.
26. On October 21, 2016, we issued 14,439 common shares (and share purchase warrants to purchase 14,439 common shares at CDN$4.725 per share until April 8, 2021) pursuant to the conversion of $50,000 of a note originally issued on April 8, 2016.
27. On November 8, 2016, we issued 43,317 common shares (and share purchase warrants to purchase 43,317 common shares at CDN$4.725 per share until April 8, 2021) pursuant to the conversion of $150,000 of a note originally issued on April 8, 2016.
28. On November 17, 2016, we issued 12,491 common shares pursuant to a private offering for gross proceeds of $65,000.
29. On November 17, 2016, we issued 24,697 common shares in satisfaction of $157,205 of indebtedness owed to three arm's length service providers and lenders.
30. On January 17, 2017, we issued 16,666 common shares to Vladimir Podlipsky, our Chief Technology Officer, in pursuant to Restricted Stock Agreement dated April 13, 2012 executed pursuant to a Technology Transfer Agreement, wherein we agreed to issue Mr. Podlipsky 16,666 common shares upon the successful installation and testing of our oil sands extraction technology to our satisfaction.
31. On February 3, 2017, we issued 63,332 common shares in satisfaction of CDN$135,373 of indebtedness owed to an arm's length service provider.
32. On February 24, 2017, we issued 669,760 common shares to an arm's length lender pursuant to the conversion of $2,300,000 of a $3,500,000 loan contemplated in a loan agreement dated February 9, 2015, as amended.
33. On April 21, 2017, we issued 33,333 common shares in satisfaction of $37,500 of indebtedness owed to an arm's length service provider.
34. On April 21, 2017, we issued 336,341 common shares pursuant to a private offering for gross proceeds of $441,464 (including $315,000 from Mr. Blyumkin).
35. On April 24, 2017, we issued 24,027 common shares pursuant to a private offering for gross proceeds of $35,000.
36. On June 12, 2017, we issued 83,333 common shares to Recruiter.com, Inc. in exchange for a 25% equity interest in the joint venture entity formed pursuant to a joint venture agreement made as of November 11, 2016, between us, Recruiter.com, Inc. and Advance Media Solutions-Venture Company.
37. On July 10, 2017, we issued 220,588 common shares pursuant to a private offering for gross proceeds of $75,000.
38. On July 11, 2017, we issued 31,083,281 common shares in satisfaction of $12,189,956 of indebtedness owed to several lenders (including 1,746,824 common shares in satisfaction of $620,277 of indebtedness owed to Mr. Blyumkin).
39. On August 10, 2017, we issued 58,593 common shares to Robert Dennewald for gross proceeds of $15,000.
40. On August 14, 2017, we issued 60,000 common shares in satisfaction of $50,000 of indebtedness owed to an arm's length service provider.
41. On August 22, 2017, we issued 14,391,330 common shares in satisfaction of $3,215,625 of indebtedness owed to three arm's length lenders pursuant to the assignment of a promissory note dated March 18, 2016.
42. On August 23, 2017, we issued 320,000 common shares in satisfaction of $99,840 of indebtedness owed to an arm's length service provider.
43. On August 30, 2017, we issued 42,000 common shares pursuant to a private offering for gross proceeds of $10,080.
44. On August 31, 2017, we issued a convertible secured note in the principal amount of $565,000 bearing interest at a rate of 5% per annum, conversion price of $0.20 per share, maturing October 31, 2018 which note is convertible into units comprised of one common share and one share purchase warrant to purchase common share at an exercise price of $0.315 per share. From December 19, 2017 to May 22, 2018, a total of $508,500 in principal was converted into 1,753,447 units and from March 16, 2018 until July 11, 2018 a total of 1,753,447 share purchase warrants were exercised to purchase 1,753,447 common shares

45. On September 27, 2017, we issued 334,615 common shares pursuant to a private offering for gross proceeds of $87,000.
46. On October 20, 2017, we issued 100,000 common shares pursuant to a private offering for gross proceeds of $26,000.
47. On November 8, 2017, we issued 754,461 common shares pursuant to a private offering for gross proceeds of $199,180.
48. On December 19, 2017 and January 22, 2018, we issued an aggregate of 517,241 common shares (and share purchase warrants to purchase 517,241 common shares at $0.315 per share until August 31, 2022) pursuant to the conversion of $150,000 of a note originally issued on August 31, 2017.
49. On January 10, 2018 and January 22, 2018, we issued an aggregate of 517,241 common shares (and share purchase warrants to purchase 517,241 common shares at $0.315 per share until August 31, 2022) pursuant to the conversion of $150,000 of a note originally issued on August 31, 2017.
50. On January 25, 2018, we issued 253,802 common shares pursuant to a private offering for gross proceeds of $180,200.
51. On January 29, 2018, we issued 870,369 common shares pursuant to a private offering for gross proceeds of $922,591.
52. On February 9, 2018, we issued an aggregate of 517,241 common shares (and share purchase warrants to purchase 517,241 common shares at $0.315 per share until August 31, 2022) pursuant to the conversion of $150,000 of a note originally issued on August 31, 2017.

53. On March 9, 2018, we issued 222,203 common shares (and share purchase warrants to purchase 114,678 common shares at $1.50 per share for 24 months) pursuant to a private offering for gross proceeds of $225,000.
54. On March 13, 2018, we issued 932,893 common shares (592,385 common shares in satisfaction of $613,750 of indebtedness and 340,508 common shares in satisfaction of CDN$381,370 of indebtedness) to five arm's length service providers.
55. On March 16, 2018, we issued 250,000 common shares pursuant to the partial exercise, at $0.315 per share, of a share purchase warrant issued on December 19, 2017.
56. On April 11, 2018, we issued 250,000 common shares pursuant to the partial exercise, at $0.315 per share, of a share purchase warrant issued on December 19, 2017.
57. On April 19, 2018, we issued 500,000 common shares pursuant to the exercise, at $0.315 per share, of a share purchase warrant issued on January 10, 2018.
58. On May 8, 2018, we issued 493,242 common shares in satisfaction of CDN $365,000 of indebtedness owed to two arm's length lenders pursuant to debentures originally issued on October 10, 2014, as amended.
59. On May 8, 2018, we issued 500,000 common shares in satisfaction of $795,000 of indebtedness to an arm's length service provider.
60. On May 22, 2018, we issued an aggregate of 201,724 common shares (and share purchase warrants to purchase 201,724 common shares at $0.315 per share until August 31, 2022) pursuant to the conversion of $58,500 of a note originally issued on August 31, 2017.
61. On May 2, 2018, we issued 6,000,000 common shares (and share purchase warrants to purchase 6,000,000 common shares at $0.91 per share for three years) pursuant to a private offering for gross proceeds of $3,600,000.
62. On May 24, 2018, we issued 25,000 common shares in satisfaction of $17,500 of indebtedness owed to an arm's length service provider.
63. On May 30, 2018, we issued 25,000 common shares in satisfaction of $17,500 of indebtedness owed to an arm's length service provider.
64. On May 30, 2018, we issued 25,000 common shares to a member of our advisory board pursuant to an advisory board agreement entitling the holder to 100,000 common shares in three installments from May to September.
65. On June 1, 2018, we issued 517,241 common shares pursuant to the exercise, at $0.315 per share, of a share purchase warrant issued on February 9, 2018.
66. On June 11, 2018, we issued 4,799,799 common shares pursuant to a private offering for gross proceeds of $2,807,022.
67. On June 14, 2018, we issued 764,740 common shares (and share purchase warrants to purchase 329,080 common shares at $1.50 per share for two years) pursuant to a private offering for gross proceeds of $472,200.
68. On June 25, 2018, we issued 1,992,244 common shares to Mr. Blyumkin in satisfaction of $1,175,424 of indebtedness owed to Mr. Blyumkin for reimbursement of company expenses.
69. On June 28, 2018, we issued 292,893 common shares pursuant to a private offering for gross proceeds of $202,100.
70. On July 5, 2018, we issued 25,000 common shares to a consultant pursuant to an independent contractor agreement entitling the holder to 25,000 common shares in three installments at the end of each month commencing in June.
71. On July 11, 2018, we issued 236,206 common shares pursuant to the exercise, at $0.315 per share, of a share purchase warrant issued on January 22, 2018 and a share purchase warrant issued on May 22, 2018.
72. On July 26, 2018, we issued 2,765,115 common shares (and share purchase warrants to purchase 1,637,160 common shares at $1.50 per share for two years) pursuant to a private offering for gross proceeds of $1,832,600.
73. On July 31, 2018, we issued 50,000 common shares to a member of our advisory board pursuant to an advisory board agreement entitling the holder to 100,000 common shares in three installments from May to September.
74. On July 31, 2018, we issued 25,000 common shares to a consultant pursuant to an independent contractor agreement entitling the holder to 25,000 common shares in three installments at the end of each month commencing in June.
75. On August 2, 2018, we issued 287,500 common shares in satisfaction of $230,000 of indebtedness owed to an arm's length service provider.
76. On August 28, 2018, we issued 5,922,162 common shares (and share purchase warrants to purchase 1,623,676 common shares at exercise prices ranging from US$0.94 to US$1.50 per share for two years) pursuant to a private offering for gross proceeds of $4,417,916.

77. On September 1, 2018, we issued 25,000 common shares to a consultant pursuant to an independent contractor agreement entitling the holder to 25,000 common shares in three installments at the end of each month commencing in June.
78. On September 4, 2018, we issued 542,065 common shares in satisfaction of $411,285 of indebtedness owed to two arm's length service providers (205,194 shares for $162,000) and Mr. Blyumkin (336,871 for $249,285).
79. On September 4, 2018, we issued a convertible unsecured debenture for principal amount of $250,000 and share purchase warrants to purchase 287,356 common shares at an exercise price of $0.87 per share for one year, to an arm's length lender. The debenture has a term of one year and bears interest at a rate of 10% per annum and at the option of the holder the principal amount of the debenture is convertible at $0.87 per share into up to 287,356 common shares.
80. On September 6, 2018, we issued 1,234,567 common shares (and share purchase warrants to purchase 925,925 common shares at an exercise price of $1.01 per share for two years) pursuant to a private offering for gross proceeds of $1,000,000.
81. On September 17, 2018, we issued secured convertible debentures with a face value of $3,300,000 (including an original issue discount of $300,000) to a third party investor for gross proceeds of $3,000,000, the convertible debenture bears interest at 10% per annum and has a maturity date, twelve months from the date of issuance. In conjunction with the issuance we issued 950,000 common shares of common stock to the investor and a further 300,000 common shares to a third party broker. We also issued 1 year share purchase warrants exercisable over 750,000 common shares of common stock at an exercise price of $1.10 per share.

82. On September 11, 2018, we issued 316,223 common shares to settle CAD$335,196 of debt owed to two convertible note holders.
83. On September 28, 2018, we issued 110,206 common shares to settle $110,516 owed to certain service providers.
84. On September 30, 2018 we issued 25,000 common shares to a consultant pursuant to an independent contractor agreement entitling the holder to 25,000 common shares in three installments at the end of each month commencing in June.
85. On October 11, 2018, we issued 833,269 common shares and share purchase warrants exercisable for the purchase of 520,408 common shares at exercise prices ranging from $1.35 to $1.50 per share to private investors for gross proceeds of $816,605.
86. On October 12, 2018, we entered into an agreement with Calvary Fund I LP whereby the we issued 250 one year units for proceeds of $250,000, each unit consisting of a $1,000 principal convertible unsecured debenture, bearing interest at 10% per annum and convertible into common shares at $0.86 per share, and a share purchase warrant exercisable for 1,162 common shares at an exercise price of $0.86 per share, for a total of 290,500 share purchase warrants.
87. On October 15, 2018, we entered into an agreement with SBI Investments LLC whereby we issued 250 one year units for proceeds of $250,000, each debenture consisting of a $1,000 principal convertible unsecured debenture, bearing interest at 10% per annum and convertible into common shares at $0.86 per share, and a share purchase warrant exercisable for 1,162 common shares of common stock at an exercise price of $0.86 per share, for a total of 290,500 share purchase warrants.
88. On November 7, 2018, we issued 320,408 common shares and share purchase warrants exercisable for the purchase of 320,408 common shares at exercise prices ranging from $0.61 to $0.66 per share, to private investors for gross proceeds of $169,000.
89. On November 8, 2018, we issued 918,355 common share purchase warrants to various investors as settlement of expenses incurred by the Company. Each common share purchase warrants entitles the holder to purchase one common share of the Company at a price of $1.01 per share and expires on November 8, 2020.
90. On November 8, 2018, we issued 28,880 common shares to a director as settlement of $23,393 of expenses incurred by him.
91. On December 3, 2018 Alpha Capital Anstalt converted the remaining debt outstanding to them of $56,500 plus interest of $13,478 into 145,788 of our common shares.
92. On December 5, 2018, we entered into settlement agreements with certain service providers and issued 566,794 common shares to settle $413,760 of outstanding debt.
93. On December 7, 2018, we issued 3,868,970 common shares and share purchase warrants exercisable for the purchase of 3,373,920 common shares at exercise prices ranging from $0.67 to $1.50 per share, to private investors for gross proceeds of $2,275,200.
94. On December 7, 2018, we issued 1,190,476 common shares and share purchase warrants exercisable for the purchase of 1,190,476 common shares at exercise prices of $0.525 per share, to an investor for gross proceeds of $500,000.
95. On December 28, 2018, we issued a convertible debenture of $143,750 due April 29, 2019, including an original issue discount of $18,750, bearing interest at 10% per annum and convertible into common shares at US$0.48 per share, together with share purchase warrants exercisable for 260,416 common shares at a price of US$0.48 per share, for net proceeds of $125,000.
96. On January 1, 2019, we issued 25,000 common shares to a consultant pursuant to an independent contractor agreement entitling the holder to 25,000 common shares in three installments at the end of each month commencing in June.
97. On January 10, 2019, we issued 1,522,080 common shares and share purchase warrants exercisable for the purchase of 1,437,557 common shares at an exercise price of $1.50 per share, to investors for gross proceeds of $645,100.
98. On January 11, 2019, we issued 307,692 common shares and share purchase warrants exercisable for the purchase of 307,692 common shares at an exercise price of $1.50 per share for gross proceeds of $200,000.
99. On January 16, 2019, we issued a 5% convertible debenture of $2,400,000 due October 19, 2019, including an original issue discount of $400,000, convertible into common shares at $0.40 per share, to an investor for net proceeds of $2,000,000.

100. On January 25, 2019, we issued 147,058 common shares and share purchase warrants exercisable for the purchase of 147,058 common shares at an exercise price of $0.37 per share, for net proceeds of $50,000.
101. On February 27, 2019, we issued 7,242,424 common shares for gross proceeds of $2,390,000.
102. On February 27, 2019, we issued 135,135 common shares and share purchase warrants exercisable for the purchase of 135,135 common shares at an exercise price of $0.37 per share, for net proceeds of $50,000.
103. On February 27, 2019, we entered into settlement agreements with certain service providers and issued 550,241 common shares ~~of common stock~~ in settlement of $238,000 of outstanding debt.
104. On February 27, 2019, we issued 62,500 common shares for gross proceeds of $25,000
105. On March 5, 2019, we entered into settlement agreements with our directors and issued 571,442 common shares ~~of common stock~~ in settlement of $228,580 of outstanding directors fees
106. On March ~~11~~20, 2019, we issued 2,222,222 common shares ~~of common stock~~ to our Chairman for gross proceeds of $1,000,000
107. On March 29, 2019, we issued 1,733,263 units for gross proceeds of $482,000, each unit comprised of one common share and one share purchase warrant exercisable at $0.465 per share.
108. On April 1, 2019, we issued 50,000 common shares to an advisory board member for services.
109. On April 1, 2019, we issued 15,000,000 common shares to settle an outstanding liability in connection with a lease acquisition.
110. On April 4 and April 8, 2019,we issued 300,000 common shares for settlement of debt in the amount of $150,000.
111. On May 7, 2019, we issued 700,000 common shares in terms of a settlement agreement entered into with an equipment vendor.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

The following description of our capital stock is a summary only and is qualified in its entirety by reference to our Articles of Amalgamation, as amended and Bylaws, which are included as Exhibits 3.1 and 3.2 of this registration statement.

Authorized/Issued Capital

Our authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares without nominal or par value. There are currently no preferred shares outstanding.

Common Shares

All shares on issue by us are common shares and as such the rights pertaining to these common shares are the same. There are no common shares which have superior or inferior rights. We do not currently have any preferred shares outstanding.

All our outstanding common shares are validly issued, fully paid and non-assessable. The rights attached to our common shares are as follows:

Dividend Rights. The directors may declare that a dividend be paid to the members according to the shareholders' pro rata shareholdings and the directors may fix the amount, the time for payment and the method of payment. No dividend is payable except in accordance with the Business Corporations Act (Ontario) as amended from time to time and no dividend carries interest as against us.

Voting Rights. Holders of common shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, or by proxy, attorney or representative appointed pursuant to our bylaws. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place. At the reconvened meeting, the required quorum consists of any two members holding 5% of the shares entitled to vote at the meeting present in person, or be represented by proxy. The meeting is dissolved if a quorum is not present within a reasonable time, provided the shareholders present may adjourn the meeting to a fixed time and place.

To be adopted, a resolution requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy, or by written ballot and voting thereon

Rights in the Event of Liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, and the passing of a special resolution giving effect to the following, our assets will be distributed to the holders of common shares in proportion to the capital at the commencement of the liquidation paid up or which ought to have been paid up on the shares held by them, respectively. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights, such as the right in winding up to payment in cash of the amount then paid up on the share, and any arrears of dividend in respect of that share, in priority to any other class of shares.

Transfer Agent. Common shares are transferable at the offices of our transfer agent and registrar, Computershare Investor Services Inc., 500 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

There are no restrictions in our charter documents on the free transferability of the common shares.

Changing rights attached to common shares

In order to change the rights of our shareholders with respect to certain fundamental changes as described in Section 168 of the *Business Corporations Act* (Ontario), we would need to amend our Articles to effect the change. Such an amendment would require the approval of holders of two-thirds of the votes of our common shares, and any other shares carrying the right to vote at any general meeting of our shareholders, cast at a duly called special meeting. The *Business Corporations Act* (Ontario) also provides that a sale, lease or exchange of all or substantially all of the property of a corporation other than in the ordinary course of business of the corporation likewise requires the approval of the shareholders at a duly called special meeting. For such fundamental changes and sale, lease and exchange, a shareholder is entitled under the *Business Corporations Act* (Ontario) to dissent in respect of such a resolution amending the Articles and, if the resolution is adopted and we implement such changes, demand payment of the fair value of the shareholder's common shares.

Annual and Special Meetings

The *Business Corporations Act* (Ontario) provides that the directors of a corporation shall call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting. The *Business Corporations Act* (Ontario) also provides that, in the case of an offering corporation, the directors shall place before each annual meeting of shareholders, the financial statements required to be filed under the *Securities Act* (Ontario) and the regulations thereunder relating to the period that began immediately after the end of the last completed financial year and ended not more than six months before the annual meeting and the immediately preceding financial year, if any.

The Board has the power to call a special meeting of shareholders at any time.

Notice of the date, time and location of each meeting of shareholders must be given not less than 21 days or more than 50 days before the date of each meeting to each director, to our auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting.

Notice of a meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements, reports of the directors or auditor, setting or changing the number of directors, the election of directors and reappointment of the incumbent auditor, must state the general nature of the special business in sufficient detail to permit the shareholder to form a reasoned judgment on such business, must state the text of any special resolution to be submitted to the meeting, and must, if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it, a copy of the document or state that a copy of the document will be available for inspection by shareholders at our records office or another accessible location.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote, our directors and our auditor. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including who may attend the meeting.

Limitations on the Rights to Own Securities in Our Company

No share may be issued until it is fully paid.

Neither Canadian law nor our Articles or bylaws limit the right of a non-resident to hold or vote our common shares, other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our company, and the value of our assets were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment our company was not controlled by WTO Investors). An investment in our common shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment our company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of our company and the value of our assets equaled or exceeded certain threshold amounts determined on an annual basis.

The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state-owned enterprise (SOE); or (c) from a country considered a "Trade Agreement Investor" under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business.

The 2018 threshold for WTO investors that are SOEs will be CDN$398 million based on the book value of the Canadian business' assets, up from CDN$379 million in 2017.

The 2018 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors (CDN$1 billion) and private sector trade-agreement investors (CDN$1.5 billion) remain the same and are both based on the "enterprise value" of the Canadian business being acquired.

A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of our company for purposes of the Investment Act if he or she acquired a majority of our common shares. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of our company, unless it could be established that we are not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the WTO ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO Investor-controlled entity," pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including: an acquisition of the shares if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities; an acquisition of control of our company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and an acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.

Impediments to Change of Control

In 2016, the Canadian Securities Administrators (the "CSA") enacted amendments (the "Bid Amendments") to the Take-Over Bid Regime. The Bid Amendments, which are very significant, are contained in National Instrument (NI) 62-104.

The Bid Amendments were intended to enhance the quality and integrity of the take-over bid regime and rebalance the current dynamics among offerors, offeree issuer boards of directors ("Offeree Boards"), and offeree issuer security holders by (i) facilitating the ability of offeree issuer security holders to make voluntary, informed and coordinated tender decisions, and (ii) providing the Offeree Board with additional time and discretion when responding to a take-over bid.

Specifically, the Bid Amendments require that all non-exempt take-over bids:

(1) receive tenders of more than 50% of the outstanding securities of the class that are subject to the bid, excluding securities beneficially owned, or over which control or direction is exercised, by the offeror or by any person acting jointly or in concert with the offeror (the "Minimum Tender Requirement");

(2) be extended by the offeror for an additional 10 days after the Minimum Tender Requirement has been achieved and all other terms and conditions of the bid have been complied with or waived (the "10 Day Extension Requirement"); and

(3) remain open for a minimum deposit period of 105 days (the "Minimum 105 Day Bid Period") unless

(a) the offeree board states in a news release a shorter deposit period for the bid of not less than 35 days, in which case all contemporaneous take-over bids must remain open for at least the stated shorter deposit period, or

(b) the issuer issues a news release that it intends to effect, pursuant to an agreement or otherwise, a specified alternative transaction, in which case all contemporaneous take-over bids must remain open for a deposit period of at least 35 days.

The Bid Amendments involved fundamental changes to the bid regime to establish a majority acceptance standard for all non-exempt take-over bids, a mandatory extension period to alleviate offeree security holder coercion concerns, and a 105 day minimum deposit period to address concerns that offeree boards did not have enough time to respond to an unsolicited take-over bid. The CSA determined not to amend National Policy 62-202 Defensive Tactics ("NP 62-202") in connection with these amendments. They reminded participants in the capital markets of the continued applicability of NP 62-202, which means that securities regulators will be prepared to examine the actions of offeree boards in specific cases, and in light of the amended bid regime, to determine whether they are abusive of security holder rights.

Stockholder Ownership Disclosure Threshold in Bylaws

Neither our Articles nor bylaws contain a provision governing the ownership threshold above which shareholder ownership must be disclosed. Pursuant to Canadian securities legislation, an "early warning report", news release and an "insider report" must be filed if a shareholder obtains ownership on a partially diluted basis of 10% or greater of our company.

Preferred Shares

We do not currently have any preferred shares outstanding. We are authorized to issue an unlimited number of preferred shares, issuable in one or more series. For each series of preferred shares the Board has the authority to fix the number of shares of such series and to determine the designation, rights, privileges, restrictions, and conditions attaching to such series, including: the rate or amount of or method of calculating preferential dividends, whether dividends will be cumulative or non-cumulative, the payment dates, whether the shares will be redeemable, and if so, the redemption price and terms and conditions of redemption, any voting rights, any conversion rights, any sinking fund, any purchase fund or other provisions and the amount payable on return of capital in the event of the liquidation, dissolution or winding-up of our company.

Shares Not Representing Capital

None.

Shares Held by Company

None.

History of Share Capital

As at ~~November 30, 2018~~February 28, 2019, there were ~~89~~106,184,849~~,249~~ common shares issued and outstanding and as at August 31, 2018, there were 85,163,631 common shares issued and outstanding, which are listed for trading on the TSXV, and 9,~~858~~808,333 ~~stock~~share purchase options were outstanding under the 2018 Option Plan (or its predecessors plans). See Item 6.B "Compensation – Stock Plan" for additional information regarding the 2018 Option Plan (or its predecessors plans).

The number of outstanding common shares at the end of Fiscal 2018 (August 31, 2018), Fiscal 2017 (August 31, 2017), and Fiscal 2016 (August 31, 2016) were as follows: 85,163,631 shares: 54,220,699 shares, and 6,723,167 shares, respectively. There were 54,220,699 common shares outstanding at the beginning of Fiscal 2018 and 85,163,631 common shares outstanding at the end of Fiscal 2018. There were 6,723,167 common shares outstanding at the beginning of Fiscal 2017 and 54,220,699 common shares outstanding at the end of Fiscal 2017. There were 2,020,765 common shares outstanding at the beginning of Fiscal 2016 and 6,723,167 common shares outstanding at the end of Fiscal 2016.

As at the end of Fiscal 2018, 9,858,333 ~~stock~~share purchase options were outstanding under the 2018 Stock Plan (or its predecessors plans).

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under the Business Corporations Act (Ontario), we may indemnify a director or officer, a former director or officer or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with us or other entity on condition that (i) the individual acted honestly and in good faith with a view to our best interests or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual also had reasonable grounds for believing that his or her conduct was lawful. Further, we may, with court approval, indemnify an individual described above in respect of an action by or on behalf of us or other entity to obtain a judgment in its favor, to which the individual is made a party because of the individual's association with us or other entity, against all costs, charges and expenses reasonably incurred by the individual in connection with such action if the individual fulfills condition (i) above. An individual as described above is entitled as a matter of right to indemnification from us in respect of all costs, charges and expenses reasonably incurred by such individual in connection with the defense of any civil, criminal, administrative, investigative or other proceedings to which such individual is subject if he or she was not judged by a court or other competent authority to have committed any fault or omitted to do anything that he or she ought to have done, and has fulfilled conditions (i) and (ii) above.

In accordance with the Business Corporations Act (Ontario), we have agreed to indemnify each of our directors and officers against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal, administrative action or proceeding in which such individual is involved by reason of his association with us or other entity if he acted honestly and in good faith with a view to our best interests or such other entity, and he had reasonable grounds for believing that his conduct was lawful.

A policy of directors' and officers' liability insurance is maintained by the Company that insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the by-laws of the Registrant and the Business Corporations Act (Ontario).

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, hawse have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements of Petroteq Energy, Inc. appear at the end of this report beginning with the Index to Financial Statements on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a) List of all financial statements filed as part of the registration statement.

58

PETROTEQ ENERGY, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
Expressed in US dollars

	Notes	~~November 30, 2018~~ February 28, 2019 (Unaudited)	August 31, 2018
ASSETS			
Current assets			
Cash		$ ~~274,096~~ 716,451	$ 2,640,001
Trade and other receivables	4	~~404~~169,013	404,013
Current portion of advanced royalty payments	7(a)	~~349,579~~ 388,405	331,200
Ore inventory	6	~~317,839~~ 270,000	122,242
Other inventory		~~290,957~~ 71,390	71,390
Related party receivables		~~374,728~~ 424,179	297,256
Prepaid expenses and other current assets		~~160,114~~ 150,433	331,688
Total Current Assets		**2,~~171,326~~ 189,871**	**4,197,790**
Non-Current Assets			
Advanced royalty payments	7(a)	~~515,757~~ 504,167	467,886
Notes receivable	5	1,~~684,487~~ 641,028	381,550
Mineral ~~lease~~ leases	8	~~11,111~~12,911,143	11,111,143
Investments		68,331	68,331
Investment in Accord GR Energy		~~931~~881,137	981,137
Plant and equipment	9	~~25,927,244~~ 28,360,212	21,188,895
Intangible assets	10	707,671	707,671
Total Non-Current Assets		**~~40,945,770~~ 45,073,689**	**34,906,613**
Total Assets		**$ ~~43,117,096~~ 47,263,560**	**$ 39,104,403**
LIABILITIES			
Current liabilities			
Accounts payable	11	$ ~~2,410,322~~ 1,815,079	$ 1,102,327
Accrued expenses	11	~~642,874~~ 563,566	1,900,081
Ore ~~Sales~~Sale advances		283,976	283,976
Current portion of long-term debt	12	1,~~214,594~~ 142,133	1,027,569
Current portion of convertible debentures	13	~~2,430,888~~ 4,483,603	258,404
Total Current Liabilities		**~~6,982,654~~ 8,288,357**	**4,572,357**
Non-Current Liabilities			
Unearned advance royalties received	7(b)	170,000	170,000
Long-term debt	12	~~422,802~~ 368,480	598,982

Convertible debentures	13	-	250,000
Reclamation and Restoration provision	14	~~586,583~~ 589,501	583,664
Total Non-Current Liabilities		**1,~~179,385~~ 127,981**	**1,602,646**
Total Liabilities		**~~8,162,039~~ 9,416,338**	**6,175,003**
SHAREHOLDERS' EQUITY			
Share capital	15	~~102,457,911~~ 108,897,594	95,426,796
Deficit		(~~67,502,854~~ 71,050,372)	(62,497,396)
Total Shareholders' Equity		**~~34,955,057~~ 37,847,222**	**32,929,400**
Total Liabilities and Shareholders' Equity		**$ ~~43,117,096~~ 47,263,560**	**$ 39,104,403**

Approved by the Board of Directors	*"Aleksandr Blyumkin"*	*"Travis Schneider"*
	Alexsandr Blyumkin Director	Travis Schneider Director

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

PETROTEQ ENERGY, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF LOSS AND COMPREHENSIVE LOSS
Expressed in US dollars

	Notes	Three months ended February 28, 2019	Three months ended February 28, 2018	Six months ended February 28, 2019	Six months ended February 28, 2018
Revenues from hydrocarbon sales		$ 21,248	$ -	$ 21,248	$ -
Advance royalty payments	7(b)	137,995	76,158	171,745	187,408
Gross Loss		(116,747)	(76,158)	(150,497)	(187,408)
Operating Expenses					
Depreciation, depletion and amortization	9	16,343	295,758	32,516	593,516
Selling, general and administrative expenses		2,305,020	1,240,501	6,570,859	4,355,7221
Financing costs, net		1,162,770	120,114	1,640,343	241,598
Other expenses (income), net		(103,363)	-	58,761	-
Total expenses, net		3,380,070	1,656,374	8,302,479	5,190,835
Net loss before income taxes and equity loss		3,497,517	1,732,532	8,452,976	5,378,243
Income tax expense		-	-	-	-
Equity loss from investment of Accord GR Energy, net of tax		50,000	-	100,000	-
Net loss and comprehensive loss		$ 3,547,517	1,732,532 $	8,552,976 $	5,378,243
Weighted Average Number of Shares Outstanding	18	93,363,698	56,594,629	92,527,789	55,646,485
Basic and Diluted Loss per Share		$ 0.04	$ 0.03	$ 0.09	$ 0.10

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

	Notes	Three months ended November 30, 2018	Number of Shares Outstanding	Three months ended November 30, 2017	Share Capital	Deficit	Total Equity
~~Revenues from hydrocarbon sales~~ Balance at August 31, 2018		$ -	85,163,631	$ -$	95,426,796	$ (62,497,396) $	32,929,400
Settlement of loans			462,011		424,604	-	424,604
Settlement of liabilities			2,369,628		1,443,668	-	1,443,668
Share subscriptions	15,17		16,864,579		8,091,453	-	8,091,453
~~Advance royalty~~ Share-based payments	7(b) 15	33,750	1,325,000	111,250	1,338,178	-	1,338,178
~~Gross Loss~~ Share-based compensation		(33,750)	) -	(111,250)	610,826	-	610,826
Value of share purchase warrants issued to settle liabilities ~~Operating Expenses~~		-			383,496	-	383,496
~~Depreciation, depletion and amortization~~					~~16,173~~	-	~~297,758~~
~~Selling, general and administrative expenses~~					~~4,265,838~~	-	~~3,070,225~~
~~Financing costs, net~~					~~477,573~~	-	~~121,484~~
~~Other expenses (income), net~~					~~162,124~~	-	~~-~~
~~Total expenses, net~~					~~4,921,708~~	-	~~3,489,467~~
~~Net loss before income taxes and equity loss~~					~~4,955,458~~	-	~~3,600,717~~
~~Income tax expense~~					~~-~~	-	~~-~~
~~Equity loss from investment of Accord GR Energy, net of tax~~ Value of share purchase		50,000	-	44,995	1,178,573		1,178,573

warrants issued and beneficial conversion feature of convertible debt									
Net loss ~~and comprehensive loss~~	$	5,005,458		- $	3,645,712		-	(8,552,976)	(8552,976)
~~Weighted Average Number of Shares Outstanding~~	18	88,734,027			54,708,759			—	
~~Basic and Diluted Loss per Share~~ **Balance at February 28, 2019**	$	0.06	106,184,849	$	0.07 $	108,897,594	$	(71,050,372) $	37,847,222

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS *Expressed in US dollars*	Notes		Number of Shares Outstanding	Share Capital	Deficit	Total Equity
	Three months ended November 30, 2018	Three months ended November 30, 2017				
Balance at August 31, 2017			54,220,699	$ 68,874,513	$ (46,856,367)	$ 22,018,146
Cash flow used for operating activities:				-	-	-
Net loss				-$	(5,005,458) - $	(3,645,712)
Adjustments to reconcile net loss to net cash used in operating activities				--	---	–
Depreciation, depletion and amortization				--	16,173 - -	297,758
AmortizationConversion of debt discount loans		415,696	8,246,689 -	2,931,849	-	2,931,849
Loss on conversion of debt				--	79,409 - -	–
Loss on settlementSettlement of liabilities		108,973	1,457,893 -	1,445,881	-	1,445,881
Share subscriptions	15,17		3,535,450	1,787,196	-	1,787,196
Share-based compensation payments	15	50,935	25,000 -	17,834	-	17,834
Stock optionShare-based compensation		305,413	-	2,505,647	-	2,505,647
Liabilities settled by issuance of warrants				--	383,496 - -	–
Equity share of losses in Accord GR Energy				--	50,000 - -	44,995
Other				--	22,591 - -	98,816
Changes in operating assets and liabilities:				--	---	–
Accounts payable				--	1,853,189 - -	(231,245)
Accounts receivable				--	– - -	92,301
Inventory				--	(415,165) - -	–
Accrued expenses				--	(477,207) - -	162,880
Prepaid expenses and deposits				--	171,574 - -	(447,770)
Net cash used for operating activities Net loss		(2,440,381)	(1,122,330)	-	(5,378,243)	(5,378,243)
				-	—	–
Cash flows used for investing activities:				--	---	–
Purchase of plant and equipment				--	(4,754,522) - -	(496,064)
Investment in notes receivable				--	(2,202,123) - -	–
Advance royalty payments				--	(100,000) - -	(99,296)
Net cash used for investing activities				--	(7,056,645) - -	(595,360)
-				--	---	–
Cash flows from financing activities:				--	---	–
Repayment to related parties				--	(77,472) - -	(226,495)

Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells

Proceeds on private equity placements						
Balance at February 28, 2018	3,511,310	67,485,731	445,180	$ 77,562,920	$ (52,234,610)	$ 25,328,310
Payments of long-term debt	--			(252,717)	--	(157,821)
Proceeds from long-term debt	--			450,000	--	789,300
Proceeds from convertible debt	--			3,500,000	--	1,255,000
Net cash from financing activities	--			7,131,121	--	2,105,164
	--			--	--	--
Increase in cash	--			(2,365,905)	--	387,474
Cash, beginning of the period	--			2,640,001	--	55,420
Cash, end of the period	--		$	274,096	-- $	442,894
	--			--	--	--
Cash composed of:	--			--	--	
Cash	--		$	274,096	-- $	442,894
Bank overdraft	--			--	--	--
	--		$	274,096	-- $	442,894
Supplemental disclosure of cash flow information	--			--	--	
Cash paid for interest	--		$	27,292	-- $	1,743
Value of shares issued as compensation for convertible debt funding	--		$	1,276,980	-- $	--

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-3

PETROTEQ ENERGY, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Expressed in US dollars

	Six months ended February 28, 2019	Six months ended February 28, 2018
Cash flow used for operating activities:		
Net loss	$ (8,552,976)	$ (5,378,243)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation, depletion and amortization	32,516	593,515
Amortization of debt discount	1,470,406	-
Loss on conversion of debt	99,548	-
Loss on settlement of liabilities	18,136	-
Share-based payments	61,198	-
Share-based compensation	610,826	2,505,647
Liabilities settled by issuance of share purchase warrants	383,496	-
Equity share of losses in Accord GR Energy	100,000	98,271
Other	54,352	216,454
Changes in operating assets and liabilities:		
Accounts payable	2,138,284	90,454
Accounts receivable	235,000	80,028
Inventory	(147,758)	-
Accrued expenses	(493,972)	128,238
Prepaid expenses and deposits	181,254	(573,219)
Net cash used for operating activities	(3,809,690)	(2,238,855)
Cash flows used for investing activities:		
Purchase of plant and equipment	(7,203,834)	(1,873,200)
Deposit on mineral rights acquired	(1,800,000)	
Investment in notes receivable	(2,492,000)	-
Notes receivable repaid	333,877	
Investment in joint venture	-	(100,000)
Advance royalty payments	(200,000)	(358,796)
Net cash used for investing activities	(11,361,957)	(2,331,996)
Cash flows from financing activities:		
Repayment to related parties	(126,923)	-
Advances from related parties	-	73,328
Proceeds from private equity placements	8,091,453	1,149,556
Payments of long-term debt	(452,183)	(928,311)
Proceeds from long-term debt	517,000	1,254,906
Proceeds from convertible debt	5,618,750	3,052,046
Repayment of convertible debt	(400,000)	-
Net cash from financing activities	13,248,097	4,601,525
(Decrease) increase in cash	(1,923,550)	30,674
Cash, beginning of the period	2,640,001	55,420
Cash, end of the period	$ 716,451	$ 86,094
Supplemental disclosure of cash flow information		

Cash paid for interest	$	53,030	$	3,274
Value of shares issued as compensation for convertible debt funding	$	1,276,980	$	-

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

F-3

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the ~~three~~six months ended ~~November 30, 2018~~February 28, 2019 and ~~2017~~ 2018
Expressed in US dollars

1. GENERAL INFORMATION

1.   GENERAL INFORMATION

Petroteq Energy Inc. (the "Company") is an Ontario~~, Canada~~ corporation which conducts oil sands mining and oil extraction operations in the USA. It operates through its indirectly wholly owned subsidiary company, Petroteq Oil ~~Sands~~ Recovery, LLC ("~~POSR~~PQE Oil"), which is engaged in mining and oil extraction from tar sands, and its 44.7% owned and equity accounted company Accord GR Energy, Inc. ("Accord"), which is engaged in using a specialized technology to extract oil from oil wells which have been depleted using conventional extraction methods.

The Company's registered office is located at Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X IE2, Canada and its principal operating office is located at 15165 Ventura Blvd, Suite 200, Sherman Oaks, California 91403, USA.~~The Company's registered office is located at Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X IE2, Canada and its principal operating office is located at 15165 Ventura Blvd, Suite 200, Sherman Oaks, California 91403, USA.~~

~~POSR~~

PQE Oil is engaged in a tar sands mining and oil processing operation, using a closed-loop solvent based extraction system that recovers bitumen from surface mining, and has completed the construction of an oil processing plant in the Asphalt Ridge area of Utah.

On July 4, 2016, the Company acquired 57.3% of the issued and outstanding common shares of Accord which, due to additional share subscriptions in Accord by other shareholders since August 31, 2016, ~~has been~~was reduced to 44.7% as of August 31, 2017. The investment in Accord has therefore been recorded using the equity method for the three and six months ended February 28, 2019 and 2017, and for the years ended August 31, 2018 and 2017.~~The investment in Accord was consolidated for the year ended August 31, 2016 (Note 3(a)).~~

On April 6, 2017, the shareholders of the Company approved the consolidated its shares on a 30 for one basis, which was effected on May 5, 2017 (Note 16). The number of shares issued and outstanding have been retroactively adjusted for this consolidation in these financial statements.

In November 2017, the Company formed a wholly owned subsidiary, Petrobloq, LLC, to design and develop a blockchain-powered supply chain management platform for the oil and gas industry.

On June 1, 2018, the Company finalized the acquisition of a 100% interest in two leases for 1,312 acres of land within the Asphalt Ridge, Utah area. The lease contains unproven bitumen deposits which increases our total bitumen deposits available for mining.

On January 18, 2019, the Company paid a cash deposit of $1,800,000 for the acquisition of 50% of the operating rights under U.S. federal oil and gas leases, administered by the U.S. Department of Interior's Bureau of Land Management ("BLM") covering approximately 5,960 gross acres (2,980 net acres) within   the State of Utah. The total consideration of $10,800,000 was settled by the $1,800,000 cash deposit and by the issuance of 15,000,000 shares at a deemed issue price of $0.60 per share.

~~On April 6, 2017, the shareholders of the Company approved the consolidated its shares on a 30 for one basis, which was effected on May 5, 2017 (Note 16). The number of shares issued and outstanding have been retroactively adjusted for this consolidation in these financial statements.In November 2017, the Company formed a wholly owned subsidiary, Petrobloq, LLC, to design and develop a blockchain-powered supply chain management platform for the oil and gas industry.On June 1, 2018, the Company finalized the acquisition of a 100% interest in two leases for 1,312 acres of land within the Asphalt Ridge, Utah area.~~

Notes to the Unaudited Condensed Consolidated Financial Statements

For the ~~three~~six months ended ~~November 30,~~February 28, 2019 and 2018 ~~and 2017~~

Expressed in US dollars

2. ACCOUNTING POLICIES AND ESTIMATES

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of Preparation

The (a) unaudited condensed consolidated balance sheets as of ~~November 30, 2018~~February 28, 2019, which have been derived from the unaudited condensed consolidated financial statements, and as of August 31, 2018, which have been derived from audited consolidated financial statements, and (b) the unaudited condensed consolidated statements of operations and cash flows of the Company, have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for interim financial information and the instructions to Form 10-Q and Rule 8-03 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months and ~~nine~~six months ended ~~November 30, 2018~~February 28, 2019 are not necessarily indicative of results that may be expected for the year ending August 31, 2019. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting policies ("US GAAP").

In the opinion of management, all adjustments necessary to fairly present the results for the interim periods presented have been made. All adjustments made are of a normal and recurring nature and no non-recurring adjustments have been made in the presentation of these unaudited condensed consolidated financial statements.

All amounts referred to in the notes to the consolidated financial statements are in US Dollars ($) unless stated otherwise.

~~**(b) Basis of measurement**~~

~~The unaudited condensed consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and financial liabilities which are measured at fair value. The Company's reporting currency and the functional currency of all of its operations is the U.S. dollar, as it is the principal currency of the primary economic environment in which the Company operates.~~

~~Functional currencies of the company's individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.~~

(b) Consolidation

Notes to the Unaudited Condensed Consolidated Financial Statements
For the three months ended November 30, 2018 and 2017
Expressed in US dollars

2. ACCOUNTING POLICIES AND ESTIMATES (continued)

(c) Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries in which it has at least a majority voting interest. All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements. The entities included in these consolidated financial statements are as follows:

Entity	% of Ownership	Jurisdiction
Petroteq Energy Inc.	Parent	Canada
Petroteq Energy CA, Inc.	100%	USA
MCW OSR Inc.	100%	USA
MCW Oil Sands, Inc.	100%	USA
Petroteq Oil Recovery, LLC (formerly known as MCW Oil Sands Recovery, LLC)	100%	USA
TMC Capital, LLC	100%	USA
Petrobloq, LLC	100%	USA

The Company has accounted for its investment in Accord GR Energy, Inc. ("Accord") on the equity basis since March 1, 2017. The Company had previously owned a controlling interest in Accord and the results were consolidated in the Company's financial statements. However, subsequent cash contributions into Accord reduced the Company's ownership to 44.7% as of March 1, 2017 and the results of Accord were deconsolidated from that date.

(d) Significant accounting judgments and estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The significant accounting judgments and estimates included in these unaudited condensed consolidated financial statements are:

Useful lives and depreciation rates for intangible assets and property, plant and equipment

Depreciation expense is recorded on the basis of the estimated useful lives or units of expected production of intangible assets and plant and equipment. Changes in the useful life of assets from the initial estimate could impact the carrying value of intangible assets and property, plant and equipment and an adjustment would be recognized in profit or loss.

Review of carrying value of assets and impairment charges

When determining possible impairment of the carrying values of assets, management of the Company reviews the recoverable amount (the higher of the fair value less costs to sell or the value in use) of non-financial assets and objective evidence indicating impairment in the case of financial assets. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. Changes in these assumptions may alter the results of the impairment evaluation, the impairment charges recognized in profit or loss and the resulting carrying amounts of assets.

Provisions

interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in the unaudited condensed consolidated financial statements using the equity method of accounting. Under the equity method, investment in associate is carried in the unaudited condensed consolidated statement of financial position at cost as adjusted for changes in the Company's share of the net assets of the associate, less any impairment in the value of the investment. Losses of an associate in excess of the Company's interest in that associate are not recognized. Additional losses are provided for, and a liability is recognized, only to the extent that the Company has incurred legal or constructive obligations or made payment on behalf of the associate.

The Company has accounted for its investment in Accord GR Energy, Inc. on the equity basis since March 1, 2017. The Company had previously owned a controlling interest in Accord and the results were consolidated in the Company's financial statements. However, subsequent cash contributions into Accord reduced the Company's ownership to 44.7% as of March 1, 2017 and the results of Accord were deconsolidated from that date. (l) Plant and equipment

F-6

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the ~~three~~six months ended ~~November 30,~~February 28, 2019 and 2018~~and 2017~~
Expressed in US dollars

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

(c) **Estimates**

The preparation of these unaudited condensed consolidated financial statements in accordance with US GAAP requires the Company to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company continually evaluates its estimates, including those related to recovery of long-lived assets. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to the Company's reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of the unaudited condensed consolidated financial statements. Significant estimates include the following;

- the carrying and fair value of oil and gas properties and product and equipment inventories;

- the fair value of reporting units and the related assessment of goodwill for impairment, if applicable;

- the fair value of intangibles other than goodwill;

- income taxes

- legal and environmental risks and exposures; and

- general credit risks associated with receivables, if any.

(d) **Foreign Currency Translation Adjustments**

The Company's reporting currency and the functional currency of all its operations is the U.S. dollar. Assets and liabilities of the Canadian parent company are translated to U.S. dollars using the applicable exchange rate as of the end of a reporting period. Income, expenses and cash flows are translated using an average exchange rate during the reporting period. Since the reporting currency as well as the functional currency of all entities is the U.S. Dollar there is no translation difference recorded.

(e) **Revenue Recognition**

Impact of ASC 606 Adoption

In January 2018, the Company adopted ASC 606 – Revenue from Contracts with Customers (ASC 606). Since the Company does not have any existing contracts, ASC 606 will be applied to all future contracts with customers. ASC 606 supersedes previous revenue recognition requirements in ASC 605 and includes a five-step revenue recognition model to depict the transfer of goods or services to customers in an amount that reflects the consideration in exchange for those goods or services. The five steps are as follows:

i. identify the contract with a customer;
ii. identify the performance obligations in the contract;

    iii.   determine the transaction price;

    iv.   allocate the transaction price to performance obligations in the contract; and

    v.   recognize revenue as the performance obligation is satisfied.

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the six months ended February 28, 2019 and 2018
Expressed in US dollars

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Revenue Recognition (continued)

Revenue from hydrocarbon sales

Revenue from hydrocarbon sales include the sale of hydrocarbon products and are recognized when production is sold to a purchaser at a fixed or determinable price, delivery has occurred, control has transferred and collectability of the revenue is probable. The Company's performance obligations are satisfied at a point in time. This occurs when control is transferred to the purchaser upon delivery of contract specified production volumes at a specified point. The transaction price used to recognize revenue is a function of the contract billing terms. Revenue is invoiced, if required, upon delivery based on volumes at contractually based rates with payment typically received within 30 days after invoice date. Taxes assessed by governmental authorities on hydrocarbon sales, if any, are not included in such revenues, but are presented separately in the accompanying unaudited condensed consolidated comprehensive statements of loss.

Transaction Price Allocated to Remaining Performance Obligations

The Company does not anticipate entering into long-term supply contracts, rather it expects all contracts to be short-term in nature with a contract term of one year or less. The Company intends applying the practical expedient in ASC 606 exempting the disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less. For contracts with terms greater than one year, the Company will apply the practical expedient in ASC 606 exempting the disclosure of the transaction price allocated to remaining performance obligations if there is any variable consideration to be allocated entirely to a wholly unsatisfied performance obligation. The Company anticipates that the contracts it will enter into, each unit of product will typically represent a separate performance obligation; therefore, future volumes are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required.

Contract Balances

The Company does not anticipate that it will receive cash relating to future performance obligations. However if such cash is received, the revenue will be deferred and recognized when all revenue recognition criteria are met.

Disaggregation of Revenue

The Company has limited revenues to date. Disaggregation of revenue disclosures can be found in note 21.

Customers

Due to the nature of the industry and the product we sell, the Company anticipates that it will have few customers which will make up the bulk of its revenues.

(f) General and administrative expenses

General and administrative expenses is presented net of any working interest owners, if any, of the oil and gas properties owned or leased by the Company.

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the six months ended February 28, 2019 and 2018
Expressed in US dollars

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Share-based payments

The Company may grant share purchase options to directors, officers, employees and others providing similar services. The fair value of these share purchase options is measured at grant date using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. Share-based compensation expense is recognized on a straight line basis over the period during which the options vest, with a corresponding increase in equity.

The Company may also grant equity instruments to consultants and other parties in exchange for goods and services. Such instruments are measured at the fair value of the goods and services received on the date they are received and are recorded as share-based compensation expense with a corresponding increase in equity. If the fair value of the goods and services received are not reliably determinable, their fair value is measured by reference to the fair value of the equity instruments granted.

(h) Income taxes

The Company utilizes ASC 740, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, "Income Taxes". Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The tax benefits recognized in the unaudited condensed consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Accordingly, the Company would report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company elects to recognize any interest and penalties, if any, related to unrecognized tax benefits in tax expense.

(i) Net income (loss) per share

Basic net income (loss) per share is computed on the basis of the weighted average number of common shares outstanding during the period.

Diluted net income (loss) per share is computed on the basis of the weighted average number of common shares and common share equivalents outstanding. Dilutive securities having an anti-dilutive effect on diluted net income (loss) per share are excluded from the calculation.

Dilution is computed by applying the treasury stock method for share purchase options and share purchase warrants. Under this method, "in-the money" share purchase options and share purchase warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common shares at the average market price during the period.

F-9

2. ACCOUNTING POLICIES AND ESTIMATES (continued)

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the ~~three~~six months ended ~~November 30, 2018~~February 28, 2019 and ~~2017~~ 2018
Expressed in US dollars

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Cash and cash equivalents

The Company considers all highly liquid investments with original contractual maturities of three months or less to be cash equivalents.~~2. ACCOUNTING POLICIES AND ESTIMATES (continued)~~

~~(p) Impairment of assets~~

~~At~~

(k) Accounts receivable

The Company had minimal sales during the ~~end of each reporting~~ period~~,~~ of which all proceeds were collected therefore there are no accounts receivable balances.

(l) Oil and Gas Property and Equipment

The Company follows the ~~Company's property and equipment,~~ successful efforts method of accounting for its oil and gas properties~~, and intangible assets are reviewed for indications~~. Exploration costs, such as exploratory geological and geophysical costs, and costs associated with delay rentals and exploration overhead are charged against earnings as incurred. Costs of successful exploratory efforts along with acquisition costs and the costs of development of surface mining sites are capitalized.

Site development costs and are initially capitalized, or suspended, pending the determination of proved reserves. If proved reserves are found, site development costs remain capitalized as proved properties. Costs of unsuccessful site developments are charged to exploration expense. For site development costs that find reserves that cannot be classified as proved when development is completed, costs continue to be capitalized as suspended exploratory site development costs if there have been sufficient reserves found to justify completion as a producing site and sufficient progress is being made in assessing the reserves and the economic and operating viability of the project. If management determines that future appraisal development activities are unlikely to occur, associated suspended exploratory development costs are expensed. In some instances, this determination may take longer than one year. The Company reviews the status of all suspended exploratory site development costs quarterly.

Capitalized costs of proved oil and gas properties are depleted by an equivalent unit-of-production method. Proved leasehold acquisition costs, less accumulated amortization, are depleted over total proved reserves, which includes proved undeveloped reserves. Capitalized costs of related equipment and facilities, including estimated asset retirement costs, net of estimated salvage values and less accumulated amortization are depreciated over proved developed reserves associated with those capitalized costs. Depletion is calculated by applying the DD&A rate (amortizable base divided by beginning of period proved reserves) to current period production.

Costs associated with unproved properties are excluded from the depletion calculation until it is determined whether or not proven reserves can be assigned to such properties. The Company assesses its unproven properties for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying ~~amount~~ value of those assets may not be recoverable. ~~If any such indication is present, the~~

Proven properties will be assessed for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable ~~amount of the asset is estimated in order to determine whether impairments exist. Where the~~. Individual assets are grouped for impairment purposes based on a common operating location. If there is an indication the carrying amount of an asset ~~does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which~~ may not be recovered, the asset ~~belongs.~~ is assessed for potential impairment by management through an established process. If, upon review, the sum of the undiscounted pre-tax cash flows is less than the carrying value of the asset, the carrying value is written down to estimated fair value. Because there is usually a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or by comparable transactions. The expected future cash flows used for impairment reviews and related fair value calculations are typically based on judgmental assessments of future production volumes, commodity prices, operating costs, and capital investment plans, considering all available information at the date of review.

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the six months ended February 28, 2019 and 2018
Expressed in US dollars

~~The recoverable amount of an asset is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. The cash flows used in the impairment assessment require management to make assumptions and estimates about recoverable resources, production quantities, future commodity prices, operating costs and future development costs. Changes in any of the assumptions, such as a downward revision in reserves, a decrease in future commodity prices or an increase in operating costs, could result in an impairment of carrying values.~~

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Oil and Gas Property and Equipment (continued)

Gains or losses are recorded for sales or dispositions of oil and gas properties which constitute an entire common operating field or which result in a significant alteration of the common operating field's DD&A rate. These gains and losses are classified as asset dispositions in the accompanying consolidated statements of earnings. Partial common operating field sales or dispositions deemed not to significantly alter the DD&A rates are generally accounted for as adjustments to capitalized costs with no gain or loss recognized.

The company capitalizes interest costs incurred and attributable to material unproved oil and gas properties and major development projects of oil and gas properties.

(m) Other Property and Equipment

Depreciation and amortization of other property and equipment, including corporate and leasehold improvements, are provided using the straight-line method based on estimated useful lives ranging from three to ten years. Interest costs incurred and attributable to major corporate construction projects are also capitalized.

(n) Asset Retirement Obligations

The Company recognizes liabilities for retirement obligations associated with tangible long-lived assets, such as producing sites when there is a legal obligation associated with the retirement of such assets and the amount can be reasonably estimated. The initial measurement of an asset retirement obligation is recorded as a liability at its fair value, with an offsetting asset retirement cost recorded as an increase to the associated property and equipment on the consolidated balance sheet. When the assumptions used to estimate a recorded asset retirement obligation change, a revision is recorded to both the asset retirement obligation and the asset retirement cost. The Company's asset retirement obligations also include estimated environmental remediation costs which arise from normal operations and are associated with the retirement of such long-lived assets. The asset retirement cost is depreciated using a systematic and rational method similar to that used for the associated property and equipment.

(o) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Liabilities for environmental remediation or restoration claims resulting from allegations of improper operation of assets are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Expenditures related to such environmental matters are expensed or capitalized in accordance with the Company's accounting policy for property and equipment.

(p) Fair value measurements

Certain of the Company's assets and liabilities are measured at fair value at each reporting date. Fair value represents the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants. This price is commonly referred to as the "exit price." Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels:

- Level 1 – Inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.
- Level 2 – Inputs consist of quoted prices that are generally observable for the asset or liability. Common examples of Level 2 inputs include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in markets not considered to be active.
- Level 3 – Inputs are not observable from objective sources and have the lowest priority. The most common Level 3 fair value measurement is an internally developed cash flow model.

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the ~~three~~six months ended ~~November 30, 2018~~February 28, 2019 and ~~2017~~2018
Expressed in US dollars

~~**2. ACCOUNTING POLICIES AND ESTIMATES (continued)**~~
- ~~**2.**~~ ~~Level 1 — inputs are unadjusted quoted prices in active markets for identical assets or liabilities;~~ **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

- **Comparative amounts**~~Level 2 — inputs other than quoted prices in Level 1 that are observable for the asset or~~
(q) ~~liability, either directly or indirectly; and~~

  - ~~Level 3 — inputs for the asset or liability that are not based on observable market data.~~

~~**(r) Provisions**~~

~~Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.~~

~~The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the consolidated statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably. Over time, the discounted provision is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognized in the consolidated statement of loss (income) as part of interest expense.~~

~~When the provision liability is initially recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related asset to the extent that it was incurred as a result of the development or construction of the asset. Additional provisions which arise due to further development or construction of assets are recognized as additions or charges to the corresponding asset and provisions when they occur.~~

~~Changes in the estimated timing of provisions or changes to the estimated future costs are dealt with prospectively by recognizing an adjustment to the provision and a corresponding adjustment to the asset to which it relates. Any reduction in the provision and, therefore, any deduction from the asset to which it relates may not exceed the carrying amount of that asset. If it does, any excess over the carrying value is recognized immediately in consolidated statement of loss (income).~~

(u) Recent accounting standards

(r) Recent accounting standards

Issued Accounting Standards Not Yet Adopted

The Company will evaluate the applicability of the following issued accounting standards and intends to adopt those which are applicable to its activities.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808) Clarifying the Interaction between Topic 808 and Topic 606.

A collaborative arrangement, as defined by the guidance in Topic 808, is a contractual arrangement under which two or more parties actively participate in a joint operating activity and are exposed to significant risks and rewards that depend on the activity's commercial success. Topic 808 does not provide comprehensive recognition or measurement guidance for collaborative arrangements, and the accounting for those arrangements is often based on an analogy to other accounting literature or an accounting policy election.

The amendments in this Update provide guidance on whether certain transactions between collaborative arrangement participants should be accounted for with revenue under Topic 606. The amendments in this Update make targeted improvements to generally accepted accounting principles (GAAP) for collaborative arrangements as follows:

1. Clarify that certain transactions between collaborative arrangement participants should be accounted for as revenue under Topic 606 when the collaborative arrangement participant is a customer in the context of a unit of account. In those situations, all the guidance in Topic 606 should be applied, including recognition, measurement, presentation, and disclosure requirements.
2. Add unit-of-account guidance in Topic 808 to align with the guidance in Topic 606 (that is, a distinct good or service) when an entity is assessing whether the collaborative arrangement or a part of the arrangement is within the scope of Topic 606
3. Require that in a transaction with a collaborative arrangement participant that is not directly related to sales to third parties, presenting the transaction together with revenue recognized under Topic 606 is precluded if the collaborative arrangement participant is not a customer.

The impact of this ASU on the consolidated financial statements is not expected to be material.

Any new accounting standards, not disclosed above, that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

Expressed in US dollars

3. GOING CONCERN

The Company has incurred losses for several years and, at ~~November 30, 2018~~February 28, 2019, has an accumulated deficit of $~~67,502,854~~71,050,372, (August 31, 2018 - $62,497,396) and working capital (deficiency) of $~~4,811,328~~6,098,486 (August 31, 2018 - $374,567). These unaudited condensed consolidated financial statements have been prepared on the basis that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing, which it is currently in the process of obtaining. There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These unaudited condensed consolidated financial statements do not reflect the adjustments or reclassifications that would be necessary if the Company were unable to continue operations in the normal course of business.

~~4. TRADE AND OTHER RECEIVABLES~~

~~The Company's trade and other receivables consist of:~~

	4. TRADE AND OTHER RECEIVABLES~~November 30, 2018~~	~~August 31, 2018~~
~~Goods and services tax receivable~~	~~$ 59,013~~	~~$ 59,013~~
~~Other receivables~~	~~345,000~~	~~345,000~~
	~~$404,013~~	~~$404,013~~

Deleted Cells

Deleted Cells

Deleted Cells

Deleted Cells

The Company's trade and other receivables consist of:

	February 28, 2019	August 31, 2018
Goods and services tax receivable	$ 59,013	$ 59,013
Other receivables	110,000	345,000
	$ 169,013	$ 404,013

Information about the Company's exposure to credit risks for trade and other receivables is included in Note 26(a)(i).

Private debtor	October 5, 2019	5%		$ 100,000	$ –
Private debtor	March 15, 2020	5%	–	76,000	76,000
Private debtor	August 20, 2021	5%	–	362,000	300,000
Private debtor	August 20, 2021	5%	–	1,139,223	–
Interest accrued			–	7,264	5,550
			$	1,684,487	$381,150

NOTES RECEIVABLE

The Company's notes receivables consist of:

	Maturity Date	Interest Rate	Principal due February 28, 2019	Principal due August 31, 2018
Private debtor	March 15, 2020	5%	76,000	76,000
Private debtor	August 20, 2021	5%	362,000	300,000
Private debtor	August 20, 2021	5%	1,195,223	-
Interest accrued			7,805	5,550
			$ 1,641,028	$ 381,150

F-13

Deleted Cells

Deleted Cells

Deleted Cells

Deleted Cells

Deleted Cells

Deleted Cells

Deleted Cells

Deleted Cells

Deleted Cells

Deleted Cells

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the six months ended February 28, 2019 and 2018
Expressed in US dollars~~6. ORE INVENTORY~~

6. ORE INVENTORY

On June 1, 2015, the Company acquired a 100% interest in TMC Capital LLC, which holds the rights to mine ore from the Asphalt Ridge deposit The mining and crushing of the bituminous sands has been contracted to an independent third party.

During the ~~three~~six months ended ~~November 30, 2018~~February 28, 2019, the cost of mining, hauling and crushing the ore, amounting to $~~317,839~~270,000 (August 31, 2018: $122,242), was recorded as the cost of the crushed ore inventory.

7. ADVANCED ROYALTY PAYMENTS

(a) Advance royalty payments to Asphalt Ridge, Inc.

During the year ended August 31, 2015, the Company acquired TMC Capital, LLC, which has a mining and mineral lease with Asphalt Ridge, Inc. ~~7. ADVANCED ROYALTY PAYMENTS~~

~~(a) Advance royalty payments to Asphalt Ridge, Inc.~~

~~During the year ended August 31, 2015, the Company acquired TMC Capital, LLC, which has a mining and mineral lease with Asphalt Ridge, Inc.~~ (the TMC Mineral Lease") (Note ~~9(b~~8(a))). The mining and mineral lease with Asphalt Ridge, Inc. required the Company to make minimum advance royalty payments which can be used to offset future production royalties for a maximum of two years following the year the advance royalty payment was made.

On October 1, 2015, the Company and Asphalt Ridge, Inc. amended the advance royalty payments in the TMC Mineral Lease. All previous advance royalty payments required under the original agreement were deemed to be paid in full. The amended advance royalty payments required were: $60,000 per quarter from October 1, 2015 to September 30, 2017, $100,000 per quarter from October 1, 2017 to June 30, 2020 and $150,000 per quarter thereafter.~~On October 1, 2015, the Company and Asphalt Ridge, Inc. amended the advance royalty payments in the TMC Mineral Lease. All previous advance royalty payments required under the original agreement were deemed to be paid in full. The amended advance royalty payments required were: $60,000 per quarter from October 1, 2015 to September 30, 2017, $100,000 per quarter from October 1, 2017 to June 30, 2020 and $150,000 per quarter thereafter.~~

On March 12, 2016, a second amendment was made to the TMC Mineral Lease. The amended advanced royalty payments required are $60,000 per quarter from October 1, 2015 to February 28, 2018, $100,000 per quarter from March 1, 2018 to December 31, 2020 and $150,000 per quarter thereafter.~~The amended advanced royalty payments required are $60,000 per quarter from October 1, 2015 to February 28, 2018, $100,000 per quarter from March 1, 2018 to December 31, 2020 and $150,000 per quarter thereafter.~~

Effective February 21, 2018, a third amendment was made to the TMC Mineral Lease. The amended advanced royalty payments required are $100,000 per quarter from July 1, 2018 to June 30, 2020 and $150,000 per quarter thereafter.~~The amended advanced royalty payments required are $100,000 per quarter from July 1, 2018 to June 30, 2020 and $150,000 per quarter thereafter.~~

As at ~~November 30, 2018~~February 28, 2019, the Company expects to record minimum royalties paid of $~~349,580~~388,405 from these advance royalties either against production royalties or for the royalties due within a one year period.

(b) Unearned advance royalty payments from Blackrock Petroleum, Inc.

During the year ended August 31, 2015, the Company entered into a sublease agreement with Blackrock Petroleum, Inc. ("Blackrock"), pursuant to which it received $170,000 of unearned advance royalties. The sublease was for a portion of the mining and mineral lease with Asphalt Ridge, Inc. (Note 7(b~~) **Unearned advance royalty payments from Blackrock Petroleum, Inc.**~~

~~During the year ended August 31, 2015, the Company entered into a sublease agreement with Blackrock Petroleum, Inc. ("Blackrock"), pursuant to which it received $170,000 of unearned advance royalties. The sublease was for a portion of the mining and mineral lease with Asphalt Ridge, Inc. (Note 9(b~~)). Blackrock is a company associated with Accord and the sublease was effectively terminated in the acquisition by the Company of control of Accord on July 4, 2016.

~~**8. MINERAL LEASES**~~

	~~TMC Mineral Lease~~	~~POSR Mineral Lease~~	~~Total~~
~~**Cost**~~			
~~August 31, 2017~~	~~$11,091,388~~	~~$—~~	~~$11,091,388~~
~~Additions~~	~~—~~	~~19,755~~	~~19,755~~
~~August 31, 2018~~	~~11,091,388~~	~~19,755~~	~~11,111,143~~
~~Additions~~	~~—~~	~~—~~	~~—~~
~~November 30, 2018~~	~~$11,091,388~~	~~$ 19,755~~	~~$11,111,143~~
~~**Accumulated Amortization**~~			
~~August 31, 2017~~	~~$ —~~	~~$ —~~	~~$ —~~
~~Additions~~	~~—~~	~~—~~	~~—~~
~~August 31, 2018~~	~~—~~	~~—~~	~~—~~
~~Additions~~	~~—~~	~~—~~	~~—~~
~~November 30, 2018~~	~~$ —~~	~~$ —~~	~~$ —~~
~~**Carrying Amount**~~			
~~August 31, 2017~~	~~$11,091,388~~	~~$ —~~	~~$11,091,388~~
~~August 31, 2018~~	~~$11,091,388~~	~~$ 19,755~~	~~$11,111,143~~
~~November 30, 2018~~	~~$11,091,388~~	~~$ 19,755~~	~~$11,111,143~~

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the six months ended February 28, 2019 and 2018
Expressed in US dollars

8.   MINERAL LEASES

	TMC Mineral Lease	PQE Oil Mineral Lease	PQE Mineral Lease	Total
Cost				
August 31, 2017	$11,091,388	$ -	$ -	$11,091,388
Additions	-	19,755	-	19,755
August 31, 2018	11,091,388	19,755	-	11,111,143
Additions	-	-	1,800,000	1,800,000
February 28, 2019	$11,091,388	$ 19,755	$1,800,000	$12,911,143
Accumulated Amortization				
August 31, 2017	$ -	$ -	$ -	$ -
Additions	-	-	-	-
August 31, 2018	-	-	-	-
Additions	-	-	-	-
February 28, 2019	$ -	$ -	$ -	$ -
Carrying Amount				
August 31, 2017	$11,091,388	$ -	$ -	$11,091,388
August 31, 2018	$11,091,388	$ 19,755	$ -	$11,111,143
February 28, 2019	$11,091,388	$ 19,755	$1,800,000	$12,911,143

(a)   TMC mineral lease

On June 1, 2015, the Company acquired TMC Capital, LLC ("TMC"). TMC holds a mining and mineral lease, subleased from Asphalt Ridge, Inc., on the Asphalt Ridge property located in Uintah County, Utah (the "TMC Mineral Lease").

The primary term of the TMC Mineral Lease was from July 1, 2013 to July 1, 2018. During the primary term, the Company was required to meet certain requirements for oil production. After July 1, 2018, the TMC Mineral Lease would remain in effect as long as certain requirements for oil production continue to be met by the Company. If the Company failed to meet these requirements, the Lease would automatically terminate 90 days after the calendar year in which the requirements were not met. In addition, the Company was required to make certain advance royalty payments to the lessor (Note 7(a)). The TMC Mineral Lease was subject to a 10% royalty for the first three years and varying percentages thereafter based on the price of oil. An additional 1.6% royalty is payable to the previous lessees of the TMC Mineral Lease. The TMC Mineral Lease also required the Company to make minimum expenditures on the property of $1,000,000 for the first three years, increasing to $2,000,000 for the next three years.

Amendments were made to certain key terms of the TMC Mineral Lease on October 1, 2015, March 1, 2016, February 1, 2018, and November 21, 2018, which are summarized below.

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the ~~three~~six months ended ~~November 30, 2018~~February 28, 2019 and ~~2017~~ 2018
Expressed in US dollars

8. MINERAL LEASES (continued)

(a) TMC mineral lease (continued)

Among the amendments, certain properties previously excluded were included in the lease agreement. In addition, the termination clause was amended to:

(i) Termination will be automatic if there is a lack of a written financial commitment to fund the proposed 1,000 barrel per day production facility prior to July 1, 2019 and another 1,000 barrel per day production facility prior to July 1, 2020.

(ii) Cessation of operations or inadequate production due to increased operating costs or decreased marketability and production is not restored to 80% of capacity within six months of such cessation.

(iii) The proposed 3,000 barrel per day plant fails to produce a minimum of 80% of its rated capacity for at least 180 calendar days during the lease year commencing July 1, 2021 plus any extension periods.

(iv) The lessee may surrender the lease with 30 days written notice.

(v) Breach of material terms of the lease, the lessor will inform the lessee in writing and the lessee will have 30 days to cure financial breaches and 150 days to cure any other non-monetary breach.

The term of the lease was extended by the termination clause, providing a written commitment is obtained to fund the 3,000 barrel per day proposed plant. The Company is required to produce a minimum average daily quantity of bitumen, crude oil and/or bitumen products, for a minimum of 180 days during each lease year and 600 days in three consecutive lease years, of:

(i) By July 1, 2019 plus any extension periods, 80% of 1,000 barrels per day.

(ii) By July 1, 2020 plus any extension periods, 80% of 2,000 barrels per day.

(iii) By July 1, 2021, plus any extension periods, 80% of 3,000 barrels per day.

Minimum expenditures to be incurred on the properties are $2,000,000 beginning July 1, 2021 if a minimum daily production of 3,000 barrels per day during a 180 day period is not achieved.~~8. MINERAL LEASES (continued)~~

~~(a) TMC mineral lease~~

~~On June 1, 2015, the Company acquired TMC Capital, LLC ("TMC"). TMC holds a mining and mineral lease, subleased from Asphalt Ridge, Inc., on the Asphalt Ridge property located in Uintah County, Utah (the "TMC Mineral Lease").The primary term of the TMC Mineral Lease was from July 1, 2013 to July 1, 2018. During the primary term, the Company was required to meet certain requirements for oil production. After July 1, 2018, the TMC Mineral Lease would remain in effect as long as certain requirements for oil production continue to be met by the Company. If the Company failed to meet these requirements, the Lease would automatically terminate 90 days after the calendar year in which the requirements were not met. In addition, the Company was required to make certain advance royalty payments to the lessor (Note 8(a)). The TMC Mineral Lease was subject to a 10% royalty for the first three years and varying percentages thereafter based on the price of oil. An additional 1.6% royalty is payable to the previous lessees of the TMC Mineral Lease. The TMC Mineral Lease also required the Company to make minimum expenditures on the property of $1,000,000 for the first three years, increasing to $2,000,000 for the next three years.Amendments~~

~~were made to certain key terms of the TMC Mineral Lease on October 1, 2015, March 1, 2016, February 1, 2018, and November 21, 2018, which are summarized below. Among the amendments, certain properties previously excluded were included in the lease agreement. In addition, the termination clause was amended to:~~

(i) From July 1, 2018 to June 30, 2020, minimum payments of $100,000 per quarter.

(ii) From July 1, 2020, minimum payments of $150,000 per quarter.

(iii) Minimum payments commencing on July 1, 2020 will be adjusted for CPI inflation.

Production royalties payable are amended to 8% of the gross sales revenue, subject to certain adjustments up until June 30, 2020. After that date, royalties will be calculated on a sliding scale based on crude oil prices ranging from 8% to 16% of gross sales revenues, subject to certain adjustments. ~~(i) From July 1, 2018 to June 30, 2020, minimum payments of $100,000 per quarter.~~
~~(ii) From July 1, 2020, minimum payments of $150,000 per quarter.~~
~~(iii) Minimum payments commencing on July 1, 2020 will be adjusted for CPI inflation.~~

~~Production royalties payable are amended to 8% of the gross sales revenue, subject to certain adjustments up until June 30, 2020. After that date, royalties will be calculated on a sliding scale based on crude oil prices ranging from 8% to 16% of gross sales revenues, subject to certain adjustments.~~

~~**(b) Petroteq Oil Sands Recovery, LLC mineral lease (the "SITLA Mineral Lease")**~~

(b) Petroteq Oil Recovery, LLC mineral lease (the "SITLA Mineral Lease")

On June 1, 2018, the Company acquired mineral rights under two mineral leases entered into between the State of Utah's School and Institutional Trust Land Administration ("SITLA"), as lessor, and ~~POSR~~PQE Oil, as lessee, covering lands in Asphalt Ridge that largely adjoin the lands held under the TMC Mineral Lease (collectively, the "SITLA Mineral Leases"). The SITLA Mineral Leases are valid until May 30, 2028 and have rights for extensions based on reasonable production. The leases remain in effect beyond the original lease term so long as mining and sale of the tar sands are continued and sufficient to cover operating costs of the Company. ~~The SITLA Mineral Leases are valid until May 30, 2028 and have rights for extensions based on reasonable production. The leases remain in effect beyond the original lease term so long as mining and sale of the tar sands are continued and sufficient to cover operating costs of the Company.~~

Advanced royalty of $10 per acre are due annually each year the lease remains in effect and can be applied against actual production royalties. ~~Advanced royalty of $10 per acre are due annually each year the lease remains in effect and can be applied against actual production royalties.~~ The advanced royalty is subject to price adjustment by the lessor after the tenth year of the lease and then at the end of each period of five years thereafter.

Production royalties payable are 8% of the market price of marketable product or products produced from the tar sands and sold under arm's length contract of sale. Production royalties have a minimum of $3 per barrel of produced substance and may be increased by the lessor after the first ten years of production at a maximum rate of 1% per year and up to 12.5%.

~~Production royalties payable are 8% of the market price of marketable product or products produced from the tar sands and sold under arm's length contract of sale. Production royalties have a minimum of $3 per barrel of produced substance and may be increased by the lessor after the first ten years of production at a maximum rate of 1% per year and up to 12.5%.~~**PETROTEQ ENERGY INC.**
Notes to the Unaudited Condensed Consolidated Financial Statements
For the ~~three~~six months ended ~~November 30, 2018~~February 28, 2019 and ~~2017~~2018
Expressed in US dollars

8. MINERAL LEASES (continued)

(c) (a) Petroteq Energy Inc., mineral lease ("BLM Lease")

On January 29, 2019, the Company entered into an Assignment and Transfer of indefinite Federal Oil and Gas Leases and a Bill of Sale, whereby the Company acquired an undivided 50% of the rights and interests consisting of operating rights to certain federal oil and gas leases, administered by the U.S. Department of Interior's Bureau of Land Management ("BLM"), covering approximately 5,960 gross acres (2,980 net acres) of land situated in Wayne and Garfield Counties, Salt Lake Meridian, Utah, for a consideration of $10,800,000 of which $1,800,000 was paid in cash and the remaining $9,000,000 is to be settled in shares subject to the approval of the Toronto Venture Stock Exchange ("TVSX). The transaction was subsequently approved by the TVSX and the $9,000,000 was settled by the issue of 15,000,000 shares of common stock on April 3, 2019.

The rights and interest are limited to the exclusive right to explore, mine and extract, produce, process and market oil and gas and associated hydrocarbon substances at the surface and up to depths down to 1,000 feet below the point of any mining.

Certain of the properties included in the lease have an overriding royalty rate of 6.25% retained by the assignors predecessors-in-interest.

9. PLANT AND EQUIPMENT

	Oil Extraction Plant	Other Plant and Equipment	Total
Cost			
August 31, 2017	$16,846,500	$ 315,967	$17,162,467
Additions	6,254,535	78,588	6,333,123
August 31, 2018	23,101,035	394,555	23,495,590
Additions	7,186,543	17,290	7,203,833
February 28, 2019	$30,287,578	$ 411,845	$30,699,423
Accumulated Amortization			
August 31, 2017	$ 2,148,214	$ 107,300	$ 2,255,514
Additions	-	51,181	51,181
August 31, 2018	2,148,214	158,481	2,306,695
Additions	-	32,516	32,516
February 28, 2019	$ 2,148,214	$ 190,997	$ 2,339,211
Carrying Amount			
August 31, 2017	$14,698,286	$ 208,667	$14,906,953
August 31, 2018	$20,952,821	$ 236,074	$21,188,895

| February 28, 2019 | $28,139,364 | $ 220,848 | $28,360,212 |

(a) Oil Extraction Plant

In June 2011, the Company commenced the development of an oil extraction facility on its mineral lease in Maeser, Utah and entered into construction and equipment fabrication contracts for this purpose. On September 1, 2015, the first phase of the plant was completed and was ready for production of hydrocarbon products for resale to third parties. During the year ended August 31, 2017 the Company began the dismantling and relocating the oil extraction facility to its TMC Mineral Lease facility to improve production and logistical efficiencies whilst continuing its project to increase production capacity to a minimum capacity of 1,000 barrels per day. The plant has been relocated to the TMC mining site and expansion of the plant to production of 1,000 barrels per day has been substantially completed.*Expressed in US dollars*

9. PLANT AND EQUIPMENT

	Oil Extraction Plant	Other Plant and Equipment	Total
Cost			
August 31, 2017	$16,846,500	$ 315,967	$17,162,467
Additions	6,254,535	78,588	6,333,123
August 31, 2018	23,101,035	394,555	23,495,590
Additions	4,737,232	17,290	4,754,522
November 30, 2018	$27,838,267	$ 411,845	$28,250,112
Accumulated Amortization			
August 31, 2017	$ 2,148,214	$ 107,300	$ 2,255,514
Additions		51,181	51,181
August 31, 2018	2,148,214	158,481	2,306,695
Additions		16,173	16,173
November 30, 2018	$ 2,148,214	$ 174,654	$ 2,322,868
Carrying Amount			
August 31, 2017	$14,698,286	$ 208,667	$14,906,953
August 31, 2018	$20,952,821	$ 236,074	$21,188,895
November 30, 2018	$25,690,053	$ 237,191	$25,927,244

(a) Oil Extraction Plant

In June 2011, the Company commenced the development of an oil extraction facility on its mineral lease in Maeser, Utah and entered into construction and equipment fabrication contracts for this purpose. On September 1, 2015, the first phase of the plant was completed and was ready for production of hydrocarbon products for resale to third parties. During the year ended August 31, 2017 the Company began the dismantling and relocating the oil extraction facility to its TMC Mineral Lease facility to improve production and logistical efficiencies whilst continuing its project to increase production capacity to a minimum capacity of 1,000 barrels per day. The plant has been relocated to the TMC mining site and expansion of the plant to production of 1,000 barrels per day has been substantially completed.

The cost of construction includes capitalized borrowing costs for the threesix months ended November 30, 2018February 28, 2019 of $nil (year ended August 31, 2018: $18,666) and total capitalized borrowing costs as at November 30, 2018February 28, 2019 of $2,230,746 (August 31, 2018 - $2,230,746).

As a result of the relocation of the plant and the planned expansion of the plant's production capacity to 1,000 barrels per day, and subsequently to an additional 3,000 barrels per day, the Company reevaluated the depreciation policy of the oil extraction plant and the oil extraction technologies (Note ~~11~~10(a)) and determined that depreciation should be recorded on the basis of the expected production of the completed plant at various capacities. No amortization has been recorded during the three and six months ended ~~November 30, 2018~~February 28, 2019 and the 2018 fiscal year as there has only been test production and immaterial sales of test production hydrocarbon products during that period.

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial StatementsFor the threesix months ended November 30, 2018February 28, 2019 and 2017 2018
Expressed in US dollars

10. INTANGIBLE ASSETS

	Oil Extraction Technology
Cost	
August 31, 2017	$ 809,869
Additions	-
August 31, 2018	809,869
Additions	-
February 28, 2019	$ 809,869
Accumulated Amortization	
August 31, 2017	$ 102,198
Additions	-
August 31, 2018	102,198
Additions	-
February 28, 2019	$ 102,198
Carrying Amounts	
August 31, 2017	$ 707,671
August 31, 2018	$ 707,671
February 28, 2019	$ 707,671

(a) Oil extraction technologies

Expressed in US dollars

10. INTANGIBLE ASSETS

	Oil Extraction Technology
Cost	
August 31, 2017	$ 809,869
Additions	-
August 31, 2018	809,869
Additions	-
November 30, 2018	$ 809,869
Accumulated Amortization	
August 31, 2017	$ 102,198
Additions	-
August 31, 2018	102,198

Additions	--	--
November 30, 2018	-$	102,198
	--	--
Carrying Amounts	--	--
August 31, 2017	-$	707,671
August 31, 2018	-$	707,671
November 30, 2018	-$	707,671

(a) Oil extraction technologies

During the year ended August 31, 2012, the Company acquired a closed-loop solvent based oil extraction technology which facilitates the extraction of oil from a wide range of bituminous sands and other hydrocarbon sediments. The Company has filed patents for this technology in the USA and Canada and has employed it in its oil extraction plant. The Company commenced partial production from its oil extraction plant on September 1, 2015 and was amortizing the cost of the technology over fifteen years, the expected life of the oil extraction plant. Since the Company has substantially completed the increase in capacity of the plant to 1,000 barrels during fiscal 2018, and expects to further expand the capacity to an additional 3,000 daily, it determined that a more appropriate basis for the amortization of the technology is the units of production at the plant after commercial production begins again. No amortization of the technology was recorded during the three and six months ended February 28, 2019 and for the 2018 fiscal year.

11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Notes to the Unaudited Condensed Consolidated Financial Statements
For the three months ended November 30, 2018 and 2017
Expressed in US dollars

11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable as at ~~November 30, 2018~~February 28, 2019 and August 31, 2018 consist primarily of amounts outstanding for construction and expansion of the oil extraction plant and other operating expenses that are due on demand.

Accrued expenses as at ~~November 30, 2018~~February 28, 2019 and August 31, 2018 consist primarily of other operating expenses and interest accruals on long-term debt (Note ~~13~~12) and convertible debentures (Note ~~14~~). 13).

Information about the Company's exposure to liquidity risk is included in Note ~~26~~24(c).

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the six months ended February 28, 2019 and 2018*Expressed in US dollars*

Equipment loans	April 20, 2020 – November 7, 2021	4.30 - 12.36%	**LONG-TERM DEBT**	549,522	602,239
Total loans				$ 1,637,396	$1,626,551

The maturity date of the long term debt is as follows:

Lender	**Maturity Date**~~November 30, 2018~~		**Interest Rate**	**Principal due February 28, 2019**	**Principal due** August 31, 2018
Private lenders	On demand		-	67,000	-
Private lenders	December 2, 2018		10.00%	$ 200,000	$ 200,000
~~Principal classified as repayable within one year~~ $ Private lenders	May 1, ~~214,594~~ 2019		5.00%	$ ~~1,027,569~~ 572,657	632,512
~~Principal classified as repayable later than one year~~				~~598,982~~	
Private lenders	September 17, 2019	~~422,802~~	10.00%	100,000	-
Private lenders	July 28, 2020		10.00%	-	120,900
Private lenders	August 31, 2020		5.00%	70,900	70,900
Equipment loans	April 20, 2020 – November 7, 2021		4.30 - 12.36%	500,056	602,239
Total loans	$			$ 1,~~637,396~~ 510,613	$ 1,626,551

~~**(a) Private lenders**~~

The maturity date of the long term debt is as follows:

	February 28, 2019	**August 31, 2018**
~~(i)On July 3, 2018, the Company received a $200,000 advance from a private lender bearing interest at 10% per annum and repayable on September 2, 2018. The loan is guaranteed by the Chairman of the Board. The loan was repaid on September 4, 2018. On October 30, 2018 the Company received a further advance of $350,000 from the same lender, interest free and repayable on December 2, 2018.~~ Principal classified as repayable within one year	$ 1,142,133	$ 1,027,569
Principal classified as repayable later than one year	368,480	598,982
	$ 1,510,613	$ 1,626,551

Deleted Cells
Deleted Cells
Deleted Cells
Deleted Cells
Deleted Cells
Deleted Cells
Deleted Cells
Deleted Cells
Deleted Cells
Deleted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Deleted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Deleted Cells
Deleted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells
Inserted Cells

(a) Private lenders

(i) The Company received an advance of $67,000 from a company controlled by the Chairman of the Board. The advance was subsequently converted, on March 29, 2019, into 197,058 common shares at a conversion price of $0.34 per share.

(ii) On July 3, 2018, the Company received a $200,000 advance from a private lender bearing interest at 10% per annum and repayable on September 2, 2018. The loan is guaranteed by the Chairman of the Board. The loan was repaid on September 4, 2018. On October 30, 2018 the Company received a further advance of $350,000 from the same lender, bearing interest at 10% per annum and repayable on December 2, 2018. On January 31, 2019, the Company repaid $150,000 of the principal outstanding.

(iii) On October 10, 2014, the Company issued two secured debentures for an aggregate principal amount of CAD $1,100,000 to two private lenders. The debentures bear interest at a rate of 12% per annum, maturing on October 15, 2017 and are secured by all of the assets of the Company. In addition, the Company issued common share purchase warrants to acquire an aggregate of 16,667 common shares of the Company. On September 22, 2016, the two secured debentures were amended to extend the maturity date to January 31, 2017. The terms of these debentures were renegotiated with the debenture holders to allow for the conversion of the secured debentures into common shares of the Company at a rate of CAD $4.50 per common share and to increase the interest rate, starting June 1, 2016, to 15% per annum. On January 31, 2017, the two secured debentures were amended to extend the maturity date to July 31, 2017. Additional transaction costs and penalties incurred for the loan modifications amounted to $223,510. On February 9, 2018, the two secured debentures were renegotiated with the debenture holders to extend the loan to May 1, 2019. A portion of the debenture amounting to CAD $628,585 was amended to be convertible into common shares of the Company, of which, CAD $365,000 have been converted on May 1, 2018. The remaining convertible portion is interest free and was to be converted from August 1, 2018 to January 1, 2019. The remaining non-convertible portion of the debenture was to be paid off in 12 equal monthly instalments beginning May 1, 2018. On September 11, 2018, the remaining convertible portion of the debenture was converted into common shares of the Company and a portion of the non-convertible portion of the debenture was settled through the issue of 316,223 common shares of the Company.

Notes to the Unaudited Condensed Consolidated Financial Statements
For the ~~three~~six months ended ~~November 30, 2018~~February 28, 2019 and ~~2017~~2018
Expressed in US dollars

12. LONG-TERM DEBT (continued)

12. LONG-TERM DEBT (continued)

(a) Private lenders (continued)

(iv) On October 4, 2018, the Company received an advance of $100,000 from Bay Private Equity in terms of a debenture line of credit of $9,500,000 made available to the Company. The debenture matures on September 17, 2019 and bears interest at 10% per annum. As compensation for the debenture line of credit the Company issued 950,000 commitment shares to Bay Private Equity and a further 300,000 shares as a finder's fee to a third party.

(v) The Company received advances from a private lender during the years ended August 31, 2018 and 2017 in the form of unsecured promissory notes. These promissory notes mature on July 28, 2020, and bear interest at 10% per annum. The Company repaid the remaining private lender and advanced the lender a further $1,195,123, refer note 5 above.

(vi) The Company received advances from a private lender during the year ended August 31, 2018 and 2017 in the form of unsecured promissory notes. This promissory notes matures on August 31, 2020 and bear interest at 5% per annum.

(b) Equipment loans

The Company entered into two equipment loan agreements with financial institutions to acquire equipment for the oil extraction facility. The loans had a term of 60 months and bore interest at rates between 4.3% and 4.9% per annum. Principal and interest were paid in monthly installments. These loans were secured by the acquired assets.

On May 7, 2018, the Company entered into a negotiable promissory note and security agreement with Commercial Credit Group to acquire a crusher from Power Equipment Company for $660,959. An implied interest rate was calculated as 12.36% based timing of the initial repayment of $132,200 and subsequent 42 monthly instalments of $15,571. The promissory note was secured by the equipment financed.

13. CONVERTIBLE DEBENTURES

Lender	Maturity Date	Interest Rate	Principal due February 28, 2019	Principal due August 31, 2018
Alpha Capital Anstalt	October 31, 2018	5.00%	$ -	$ 56,500
Private lenders	January 1, 2019	0.00%	-	201,904
Calvary Fund I LP	September 4, 2019	10.00%	250,000	250,000
Bay Private Equity, Inc.	September 17, 2019	5.00%	2,900,000	-
Calvary Fund I LP	September 4, 2019	10.00%	250,000	-
SBI Investments LLC	September 4, 2019	10.00%	250,000	-
Bay Private Equity, Inc	October 15, 2019	5.00%	2,400,000	-
GS Capital Partners	May 1, 2019	12.00%	143,750	-

					6,193,750	508,404
Unamortized debt discount					(1,710,147)	-
Total loans					$ 4,483,603	$ 508,404

Notes to the Unaudited Condensed Consolidated Financial Statements
For the ~~three~~six months ended ~~November 30, 2018~~February 28, 2019 and ~~2017~~2018
Expressed in US dollars

13. CONVERTIBLE DEBENTURES
13. CONVERTIBLE DEBENTURES (continued)

The maturity date of the convertible debentures are as follows:

	November 30, 2018	August 31, 2017
Principal classified as repayable within one year	$ 2,430,888	$ 258,404
Principal classified as repayable later than one year	—	250,000
	$ 2,430,888	$ 508,404

(a) Alpha Capital Anstalt

	February 28, 2019	August 31, 2017
Principal classified as repayable within one year	$ 4,483,603	$ 258,404
Principal classified as repayable later than one year	-	250,000
	$ 2,430,888	$ 508,404

(a) Alpha Capital Anstalt

On August 31, 2017, the Company issued a convertible secured note for $565,000 to Alpha Capital Anstalt. The convertible secured note bears interest at a rate of 5% per annum and matures on October 31, 2018. The convertible secured note is convertible into units, consisting of one common share of the Company and one common share purchase warrant of the Company, at a conversion price of $0.29 per unit until August 31, 2022. Each share purchase warrant would entitle the holder to acquire one additional common share at an exercise price of $0.315 per share until August 31, 2022. The convertible secured note is secured by all of the assets of the Company.

From December 19, 2017 to May 22, 2018, a total of $508,500 of the principal of the convertible secured notes was converted into 1,753,447 units. From March 16, 2018 to July 11, 2018, Alpha Capital Anstalt exercised a total of 1,753,447 share purchase warrants to purchase 1,753,447 common shares of the Company. On December 3, 2018, the remaining $56,500 and accrued interest thereon of $13,479 was settled by the issue of 145,788 common shares.

(b) Private lenders

(b) Private lenders

According to the terms of an amendment made with two debenture holders and the Company on February 9, 2018, a portion of their debentures was convertible into common shares (Note ~~13~~12(a)(iii)). On September 11, 2018, the remaining convertible portion of the debenture was converted into common shares of the Company through the issue of 316,223 common shares of the Company.

(c) Calvary Fund I LP

Notes to the Unaudited Condensed Consolidated Financial Statements
For the three months ended November 30, 2018 and 2017
Expressed in US dollars

13. CONVERTIBLE DEBENTURES (continued)

(c) Calvary Fund I LP

On September 4, 2018, the Company issued units to Calvary Fund I LP for $250,000, which was originally advanced on August 9, 2018. The units consists of 250 units of $1,000 convertible debenture and 1,149.424 commons share purchase warrants. The convertible debenture bears interest at 10%, matures on September 4, 2018 and is convertible one common share of the Company at a price of $0.87 per common share. The common share purchase warrants entitle the holder to acquire additional common shares of the Company at a price of $0.87 per share and expires on September 4, 2019.

F-21

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the six months ended February 28, 2019 and 2018
Expressed in US dollars(d) Bay Private Equity, Inc.

13. CONVERTIBLE DEBENTURES (continued)

(d) Bay Private Equity, Inc.

On September 17, 2018, the Company issued 3 one year ~~Convertible~~convertible units of $1,100,000 each to Bay Private Equity, Inc. ("Bay") for net proceeds of $2,979,980 related to this agreement. These units bear interest at 5% per annum and mature one year from the date of issue. Each unit consists of one senior secured convertible debenture in the principal amount of $1,100,000 and ~~250,000 common~~ share purchase warrants to purchase 250,000 common shares. Each convertible debenture may be converted to common shares of the Company at a conversion price of $1.00 per share. Each common share purchase warrant entitles the holder to purchase an additional common share the Company at a price of $1.10 per share for one year after the issue date. On January 23, 2019, $400,000 of the principal was outstanding was repaid out of the proceeds raised on the Bay Private Equity convertible debenture, discussed below.

~~(e) Calvary Fund I LP~~

~~On October 12, 2018, the Company entered into an agreement with Calvary Fund I LP whereby the Company issued 250 one year units for proceeds of $250,000, each unit consisting of a $1,000 principal convertible unsecured debenture, bearing interest at 10% per annum and convertible into common shares at $0.86 per share, and a warrant exercisable for 1,162 common shares at an exercise price of $0.86 per share.~~

~~(f) SBI Investments, LLC~~

~~On October 15, 2018, the Company entered into an agreement with SBI Investments LLC whereby the Company issued 250 one year units for proceeds of $250,000, each debenture consisting of a $1,000 principal convertible unsecured debenture, bearing interest at 10% per annum and convertible into common shares at $0.86 per share, and a warrant exercisable for 1,162 shares of common stock at an exercise price of $0.86 per share.~~

~~14. RECLAMATION AND RESTORATION PROVISIONS~~

	(e)Calvary Fund I LPOil Extraction Facility	Site Restoration	Total
~~Balance at August 31, 2017~~	~~$ 364,140~~	~~$208,080~~	~~$572,220~~
~~Accretion expense~~	~~7,283~~	~~4,161~~	~~11,444~~
~~Balance at August 31, 2018~~	~~371,423~~	~~212,241~~	~~583,664~~
~~Accretion expense~~	~~1,858~~	~~1,061~~	~~2,919~~
~~Balance at November 30, 2018~~	~~$ 373,281~~	~~$213,302~~	~~$586,583~~

On October 12, 2018, the Company entered into an agreement with Calvary Fund I LP whereby the Company issued 250 one year units for proceeds of $250,000, each unit consisting of a $1,000 principal convertible unsecured debenture, bearing interest at 10% per annum and convertible into common shares at $0.86 per share, and a share purchase warrant exercisable for 1,162 common shares at an exercise price of $0.86 per share.

Deleted Cells
Deleted Cells
Deleted Cells
Deleted Cells
Deleted Cells
Deleted Cells
Deleted Cells

(f) SBI Investments, LLC

On October 15, 2018, the Company entered into an agreement with SBI Investments LLC whereby the Company issued 250 one year units for proceeds of $250,000, each debenture consisting of a $1,000 principal convertible unsecured debenture, bearing interest at 10% per annum and convertible into common shares at $0.86 per share, and a share purchase warrant exercisable for 1,162 common shares at an exercise price of $0.86 per share.

(g) Bay Private Equity, Inc.

On January 16, 2019, the Company issued a convertible debenture in the principal amount of $2,400,000, including an original issue discount of $400,000, to Bay for net proceeds of $2,000,000 related to this agreement. The convertible debenture bears interest at 5% per annum and matures on October 19, 2019. The convertible debenture may be converted to 5,000,000 common shares of the Company at a conversion price of $0.40 per share. $400,000 of the proceeds raised was used to repay a portion of the $3,300,000 convertible debenture issued to Bay Private Equity on September 17, 2019.

(h) GS Capital Partners

During December 2019, the Company issued a convertible debenture of $143,750 including an original issue of $18,750, together with share purchase warrants exercisable for 260,416 common shares at an exercise price of US$0.48 per share with a maturity date of April 29, 2019. The debenture has a term of four months and one day and bears interest at a rate of 10% per annum payable at maturity and at the option of the holder the purchase amount of the debenture (excluding the original issue discount of 15%) is convertible into 260,416 common shares of the Company at US$0.48 per share in accordance with the terms and conditions set out in the debenture.

Notes to the Unaudited Condensed Consolidated Financial Statements
For the ~~three~~six months ended ~~November 30, 2018~~February 28, 2019 and ~~2017~~2018
Expressed in US dollars

14. RECLAMATION AND RESTORATION PROVISIONS

	Oil Extraction Facility	Site Restoration	Total
Balance at August 31, 2017	$ 364,140	$ 208,080	$ 572,220
Accretion expense	7,283	4,161	11,444
Balance at August 31, 2018	371,423	212,241	583,664
Accretion expense	3,714	2,123	5,837
Balance at February 28, 2019	$ 375,137	$ 214,364	$ 589,501

(a) Oil Extraction Plant

In accordance with the terms of the lease agreement, the Company is required to dismantle its oil extraction plant at the end of the lease term, which is expected to be in 25 years. During the year ended August 31, 2015, the Company recorded a provision of $350,000 for dismantling the facility.

Because of the long-term nature of the liability, the greatest uncertainties in estimating this provision are the costs that will be incurred and the timing of the dismantling of the oil extraction facility. In particular, the Company has assumed that the oil extraction facility will be dismantled using technology and equipment currently available and that the plant will continue to be economically viable until the end of the lease term.

The discount rate used in the calculation of the provision as at February 28, 2019 and August 31, 2018 ~~and 2017~~ is 2.0%.

(b) Site restoration

In accordance with environmental laws in the United States, the Company's environmental permits and the lease agreements, the Company is required to restore contaminated and disturbed land to its original condition before the end of the lease term, which is expected to be in 25 years. During the year ended August 31, 2015, the Company provided $200,000 for this purpose.

The site restoration provision represents rehabilitation and restoration costs related to oil extraction sites. This provision has been created based on the Company's internal estimates. Significant assumptions in estimating the provision include the technology and equipment currently available, future environmental laws and restoration requirements, and future market prices for the necessary restoration works required.~~(b) Site restoration~~

~~In accordance with environmental laws in the United States, the Company's environmental permits and the lease agreements, the Company is required to restore contaminated and disturbed land to its original condition before the end of the lease term, which is expected to be in 25 years. During the year ended August 31, 2015, the Company provided $200,000 for this purpose.~~

~~The site restoration provision represents rehabilitation and restoration costs related to oil extraction sites. This provision has been created based on the Company's internal estimates. Significant assumptions in estimating the provision include the technology and equipment currently available, future environmental laws and restoration requirements, and future market prices for the necessary restoration works required.~~

The discount rate used in the calculation of the provision as at February 28, 2019 and August 31, 2018 and 2017 is 2.0%.

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the six months ended February 28, 2019 and 2018
Expressed in US dollars~~15. COMMON SHARES~~

15. COMMON SHARES

Authorized   unlimited common shares without par value
Issued and Outstanding   106,184,849 common shares as at February 28, 2019.

Between September 4, 2018 and ~~November 8, 2018~~February 27, 2019, the Company issued ~~681,151 shares of~~2,369,628 common ~~stock~~shares to several investors in settlement of $~~545,194~~1,425,532 of trade debt.

Between September 1, 2018 and ~~September 30, 2018~~January 1, 2019, the Company issued 1,~~300~~325,000 shares valued at $1,~~327,915~~338,178 as compensation for professional services rendered to the Company, including 1,250,000 ~~shares of~~common ~~stock~~shares issued as fees for the Bay Private Equity convertible debt raise, refer note ~~14~~13(d) above.

On September 6, 2018, the Company issued 1,234,567 units to an investor for net proceeds of $1,000,000. ~~On September 6, 2018, the Company issued 1,234,567 units to an investor for net proceeds of $1,000,000.~~ Each unit consists of one ~~share of~~common ~~stock~~share and three quarters of a share purchase warrant for a total share purchase warrant exercisable over 925,925 ~~shares of~~common ~~stock.~~shares.

On September 28, 2018, the Company issued 316,223 shares to two private investors in settlement of the remaining portion of their convertible debt of $255,078. ~~On September 28, 2018, the Company issued 316,223 shares to two private investors in settlement of the remaining portion of their convertible debt of $255,078.~~ Refer note ~~14~~13(b) above.

On October 11, 2018, the Company issued 81,229 common shares ~~of common stock~~ to investors for net proceeds of $79,605. In addition a further 752,040 units were issued to investors for net proceeds of $737,000. ~~In addition a further 752,040 units were issued to investors for net proceeds of $737,000.~~ Each unit consisting of one ~~share of~~common ~~stock~~share and a share purchase warrant exercisable for a ~~share of~~common ~~stock~~share at exercise prices ranging from $1.35 to $1.50.

On November 7, 2018, the Company issued 320,408 units to investors for net proceeds of $169,000. Each unit consisting of one ~~share of~~common ~~stock~~share and a share purchase warrant exercisable for a ~~share of~~common ~~stock~~share at an exercise price ranging from $0.61 to $0.66 per share.

On December 3, 2018, the Company issued 145,788 common shares to a private investors in settlement of the remaining portion of their convertible debt of $56,500 including interest thereon of $13,479. Refer note 13(a) above.

On December 7, 2018, the Company issued a total of 3,868,970 common shares to investors for net proceeds of $2,190,200. Certain of the subscription agreements were unit agreements, whereby share purchase warrants exercisable over 3,373,920 common shares were issued to investors at exercise prices ranging from $0.67 to $1.50 per share.

On December 7, 2018, the Company issued 1,190,476 units to an investor for net proceeds of $500,000, each unit consisting of one common share and a share purchase warrant exercisable for a common share at an exercise price of $0.525 per share.

On January 10, 2019, the Company issued a total of 1,522,080 common shares to investors for net proceeds of $645,100. Certain of the subscription agreements were unit agreements, whereby share purchase warrants exercisable over 1,437,557 common shares were issued to investors at an exercise price of $1.50 per share.

On January 11, 2019, the Company issued 307,692 units to an investor for net proceeds of $200,000, each unit consisting of one common share and a share purchase warrant exercisable for a common share at an exercise price of $1.50 per share.

On January 25, 2019, the Company issued 147,058 units to an investor for net proceeds of $50,000, each unit consisting of one common share and a share purchase warrant exercisable for a common share at an exercise price of $0.37 per share.

On February 27, 2019, the Company issued a total of 7,242,424 common shares to investors for net proceeds of $2,390,000.

On February 27, 2019, the Company issued 135,135 units to an investor for net proceeds of $50,000, each unit consisting of one common share and a share purchase warrant exercisable for a common share at an exercise price of $0.37 per share.

On February 27, 2019, the CEO of the Company subscribed for 62,500 common shares for net proceeds of $25,000.

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements~~Notes to the Unaudited Condensed Consolidated Financial Statements~~
For the ~~three~~six months ended ~~November 30, 2018~~February 28, 2019 and ~~2017~~2018
Expressed in US dollars

16. SHARE PURCHASE OPTIONS

(a) Stock option plan

The Company has a stock option plan which allows the Board of Directors of the Company to grant options to acquire common shares of the Company to directors, officers, key employees and consultants. The option price, term and vesting are determined at the discretion of the Board of Directors, subject to certain restrictions as required by the policies of the TSX Venture Exchange. The stock option plan is a 20% fixed number plan with a maximum of 17,*Expressed in US dollars*

16. SHARE PURCHASE OPTIONS

(a) Stock option plan

~~The Company has a stock option plan which allows the Board of Directors of the Company to grant options to acquire common shares of the Company to directors, officers, key employees and consultants. The option price, term and vesting are determined at the discretion of the Board of Directors, subject to certain restrictions as required by the policies of the TSX Venture Exchange. The stock option plan is a 20% fixed number plan with a maximum of 17,919~~969,849 common shares reserved for issuance.

During the three and six months ended ~~November 30, 2018~~February 28, 2019, no share options were granted. During the year ended August 31, 2018 the Company granted 9,775,000 share options to directors, officers and consultants of the Company. The weighted average fair value of the options granted was estimated at $0.87 per share at the grant date using the Black-Scholes option pricing model.~~During the year ended August 31, 2018 the Company granted 9,775,000 share options to directors, officers and consultants of the Company. The weighted average fair value of the options granted was estimated at $0.87 per share at the grant date using the Black-Scholes option pricing model.~~

On December 31, 2018, options exercisable over 50,000 common shares, at an exercise price of CDN$4.80 expired.

During the ~~three~~six months ended ~~November 30, 2018~~February 28, 2019 the share-based compensation expense of $~~305,413~~610,826 relates to the vesting of options granted during the year ended August 31, ~~2018~~2019. The share-based compensation expense for the ~~three~~six months ended ~~November 30, 2017~~February 28, 2018 of $2,505,647 relates to options issued during that period with immediate vesting.

~~(b)~~

(b) Share purchase options

~~Share purchase options~~

Share purchase option transactions under the stock option plan were:

Share purchase options outstanding and exercisable as at ~~November 30, 2018~~February 28, 2019 are:

Expiry Date	Exercise Price	Options Outstanding	Options Exercisable

~~December 31, 2018~~	~~USD $4.80~~	~~50,000~~	~~50,000~~
~~February 1, 2026~~	~~CAD $5.85~~	~~33,333~~	~~33,333~~
~~November 30, 2027~~	~~CAD $2.27~~	~~1,425,000~~	~~1,425,000~~
~~June 5, 2028~~	~~CAD $1.00~~	~~8,350,000~~	~~3,400,000~~
		~~9,858,333~~	~~4,908,333~~
~~Weighted average remaining contractual life~~		~~9.3 years~~	~~9.4 years~~
~~Weighted average exercise price~~		~~CAD $1.22~~	~~CAD $1.44~~

Expiry Date	**Exercise Price**	**Options Outstanding**	**Options Exercisable**
February 1, 2026	CAD $5.85	33,333	33,333
November 30, 2027	CAD $2.27	1,425,000	1,425,000
June 5, 2028	CAD $1.00	8,350,000	3,400,000
		9,808,333	4,858,333
Weighted average remaining contractual life		9.2 years	9.1 years
Weighted average exercise price		CAD $1.20	CAD $1.41

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements~~Notes to the Unaudited Condensed
Consolidated Financial Statements~~
For the ~~three~~six months ended ~~November 30, 2018~~February 28, 2019 and ~~2017~~2018
Expressed in US dollars~~*Expressed in US dollars*~~

17. SHARE PURCHASE WARRANTS

Share purchase warrants outstanding as at ~~November 30, 2018~~February 28, 2019 are:

Expiry Date	Exercise Price	Warrants Outstanding
~~April 12, 2019~~	~~USD $4.95~~	~~16,667~~
~~August 19, 2019~~	~~USD $7.50~~	~~66,665~~
~~September 4, 2019~~	~~USD $0.87~~	~~287,356~~
~~September 17, 2019~~	~~USD $1.10~~	~~750,000~~
~~October 12, 2019~~	~~USD $0.86~~	~~290,500~~
~~October 15, 2019~~	~~USD $0.86~~	~~290,500~~
~~November 5, 2019~~	~~CAD $28.35~~	~~25,327~~
~~March 9, 2020~~	~~USD $1.50~~	~~114,678~~
~~June 14, 2020~~	~~USD $1.50~~	~~329,080~~
~~July 26, 2020~~	~~USD $1.50~~	~~1,637,160~~
~~August 28, 2020~~	~~USD $0.94~~	~~1,311,242~~
~~August 28, 2020~~	~~USD $1.00~~	~~246,913~~
~~August 28, 2020~~	~~USD $1.50~~	~~35,714~~
~~September 6, 2020~~	~~USD $1.01~~	~~925,925~~
~~October 11, 2020~~	~~USD $1.35~~	~~510,204~~
~~October 11, 2020~~	~~USD $1.50~~	~~10,204~~
~~November 7, 2020~~	~~USD $0.61~~	~~20,408~~
~~November 7, 2020~~	~~USD $0.66~~	~~300,000~~
~~November 8, 2020~~	~~USD $1.01~~	~~918,355~~
~~April 8, 2021~~	~~CAD $4.73~~	~~57,756~~
~~May 22, 2021~~	~~USD $0.91~~	~~6,000,000~~
		~~14,144,654~~
~~Weighted average remaining contractual life~~		~~1.95 years~~
~~Weighted average exercise price~~	~~CAD $1.48~~	

Expiry Date	Exercise Price	Share purchase warrants Outstanding
April 12, 2019	USD $4.95	16,667
April 19, 2019	USD$0.48	260,416
August 19, 2019	USD $7.50	66,665
September 4, 2019	USD $0.87	287,356
September 17, 2019	USD $1.10	750,000
October 12, 2019	USD $0.86	290,500
October 15, 2019	USD $0.86	290,500
November 5, 2019	CAD $28.35	25,327
January 25, 2020	USD$0.37	147,058
February 27, 2020	USD$0.37	135,135
March 9, 2020	USD $1.50	114,678

June 7, 2020	USD$0.525	1,190,476
June 14, 2020	USD $1.50	329,080
July 26, 2020	USD $1.50	1,637,160
August 28, 2020	USD $0.94	1,311,242
August 28, 2020	USD $1.00	246,913
August 28, 2020	USD $1.50	35,714
September 6, 2020	USD $1.01	925,925
October 11, 2020	USD $1.35	510,204
October 11, 2020	USD $1.50	10,204
November 7, 2020	USD $0.61	20,408
November 7, 2020	USD $0.66	300,000
November 8, 2020	USD $1.01	918,355
December 7, 2020	USD$0.67	185,185
December 7, 2020	USD$1.50	3,188,735
January 10, 2021	USD$1.50	1,437,557
January 11, 2021	USD$1.50	307,692
April 8, 2021	CAD $4.73	57,756
May 22, 2021	USD $0.91	6,000,000
		20,996,908
Weighted average remaining contractual life		1.67 years
Weighted average exercise price	USD$1.13	

From September 6, 2018 to ~~October 15, 2018~~December 28, 2019, the Company issued 1,~~618.356~~878,772 share purchase warrants to convertible debt note holders in terms of subscription unit agreements entered into with the convertible note holders, refer to Note ~~14(b~~13(c) to ~~14 (d~~13(h) above. The fair value of the share purchase warrants granted was estimated using the relative fair value method at between $0.~~08~~07 to $0.~~38~~39 per share purchase warrant.

From September 6, 2018 to ~~November 7, 2018~~February 27, 2019, the Company issued ~~1,766,741~~8,358,579 share purchase warrants in terms of common share subscription agreements entered into with various investors. The fair value of the share purchase warrants granted was estimated using the relative fair value method at between $0.~~43~~09 and $0.~~53~~36 per share purchase warrant.

On November 8, 2018, the Company issued 918,355 share purchase warrants to certain debt holders in settlement of certain debt. The fair value of the share purchase warrants granted was estimated using a black Scholes valuation method at $0.42 per share purchase warrant.

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements~~Notes to the Unaudited Condensed Consolidated Financial Statements~~
For the ~~three~~six months ended ~~November 30, 2018~~February 28, 2019 and ~~2017~~2018
Expressed in US dollars~~Expressed in US dollars~~

17. SHARE PURCHASE WARRANTS (continued)

The share purchase warrants issued, during the ~~three~~six months ended ~~November 30, 2018~~February 28, 2019, were valued at $~~1,575,330~~2,612,688 using the relative fair value method. The fair value of share purchase warrants were estimated using the Black-Scholes valuation model utilizing the following assumptions:

	~~Year ended August 31, 2018~~
~~Share price~~	~~CAD$ 0.96 to 1.17~~
~~Exercise price~~	~~CAD$ 0.80 to 1.96~~
~~Expected share price volatility~~ [(1)]	~~112% to 133%~~
~~Risk-free interest rate~~	~~1.97% to 2.33%~~
~~Expected term~~	~~2.00~~

~~18. DILUTED LOSS PER SHARE~~

	Six months ended February 28, 2019
Share price	CAD$ 0.45 to 1.55
Exercise price	CAD$ 0.49 to 2.00
Expected share price volatility [(1)]	88% to 137%
Risk-free interest rate	1.74% to 2.34%
Expected term	3 to 24 months

18. DILUTED LOSS PER SHARE

The Company's potentially dilutive instruments are convertible debentures and share purchase options and share purchase warrants. Conversion of these instruments would have been anti-dilutive for the periods presented and consequently, no adjustment was made to basic loss per share to determine diluted loss per share. These instruments could potentially dilute earnings per share in future periods.~~warrants. Conversion of these instruments would have been anti-dilutive for the periods presented and consequently, no adjustment was made to basic loss per share to determine diluted loss per share. These instruments could potentially dilute earnings per share in future periods.~~

For the ~~years~~six months ended ~~August 31, 2018~~February 28, 2019 and ~~2017~~2018, the following share purchase options, share purchase warrants and convertible securities were excluded from the computation of diluted loss per share as the results of the computation was anti-dilutive:

	~~Three months ended November 30, 2018~~	~~Three months ended November 30, 2017~~

Stock options		9,858,333	1,508,333
Warrants		14,144,654	166,416
Convertible securities		8,610,416	1,437,931
		32,613,403	3,112,680

	Six months ended February 28, 2019	Six months ended February 28, 2018
Share purchase options	9,808,333	1,508,333
Share purchase warrants	20,996,908	1,718,139
Convertible securities	10,068,231	1,437,931
	40,873,472	4,664,403

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements~~Notes to the Unaudited Condensed Consolidated Financial Statements~~
For the ~~three~~six months ended ~~November 30, 2018~~February 28, 2019 and ~~2017~~2018
Expressed in US dollars

19. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise separately disclosed in these unaudited condensed consolidated financial statements are:

(a) Key management personnel and director compensation

The remuneration of the Company's directors and other members of key management, who have the authority and responsibility for planning, directing, and controlling the activities of the Company, consist of the following amounts:*Expressed in US dollars*

19. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise separately disclosed in these unaudited condensed consolidated financial statements are:

(a) Key management personnel and director compensation

The remuneration of the Company's directors and other members of key management, who have the authority and responsibility for planning, directing, and controlling the activities of the Company, consist of the following amounts:

	Three months ended	
	November 30, 2018	November 30, 2017
Salaries, fees and other benefits	$ 213,962	$ 102,000
Share based compensation	419,943	2,505,647
	$ 633,905	$ 2,607,647

	Three months ended	
	February 28, 2019	February 28, 2018
Salaries, fees and other benefits	$ 147,544	$ 187,500
Share-based compensation	419,943	-
	$ 567,487	$ 187,500

	Six months ended	
	February 28, 2019	February 28, 2018
Salaries, fees and other benefits	$ 361,506	$ 289,500

Share-based compensation	839,886	2,505,647
	$1,201,392	$ 2,795,147

At ~~November 30~~February 28, 2018 ~~$387,392~~, $175,457 (August 31, 2018: $1,065,392) was due to members of key management and directors for unpaid salaries, expenses and directors' fees.

During the three and six months ended ~~November 30,~~February 28, 2019 and 2018 ~~and 2017~~, no common shares were granted as compensation to key management and directors of the Company.

~~(b) Due to director~~

(b) **Due to director**

During the three and six months ended ~~November 30, 2018~~February 28, 2019 and the year ended August 31, 2018, the Company received additional advances of $~~nil~~67,000 and $nil from various private companies controlled by the Chair of the Board of Directors of the Company.

As of ~~November 30, 2018~~February 28, 2019 and August 31, 2018, the Company owed various private companies controlled by the Chair of the Board the aggregate sum of $~~nil~~67,000 and $nil, respectively.

As at August 31, 2017, the Company had received loans of $419,322 from the Chair of the Board of Directors. ~~As at August 31, 2017, the Company had received loans of $419,322 from the Chair of the Board of Directors.~~ These loans were interest free and were repaid prior to August 31, 2018.

On September 4, 2018, the Company entered into a Debt Settlement Agreement whereby it agreed to convert $249,285 of advances made to the Company by the Chair of the Board into 336,871 common shares at a conversion price of $0.74 per share. ~~On September 4, 2018, the Company entered into a Debt Settlement Agreement whereby it agreed to convert $249,285 of advances made to the Company by the Chair of the Board into 336,871 common shares at a conversion price of $0.74 per share.~~

As at ~~November 30, 2018~~February 28, 2019, the Chair of the Board of Directors owed the Company $~~374,728.~~424,179.

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements ~~PETROTEQ ENERGY INC.Notes to the~~ ~~Unaudited Condensed Consolidated Financial Statements~~
For the ~~three~~six months ended ~~November 30, 2018~~February 28, 2019 and ~~2017~~2018
Expressed in US dollars

20. INVESTMENT IN JOINT VENTURE

On November 11, 2016, the Company and three other parties entered into a joint venture for the operation of a website for careers in the oil and gas industry. ~~*Expressed in US dollars*~~

~~20. INVESTMENT IN JOINT VENTURE~~

~~On November 11, 2016, the Company and three other parties entered into a joint venture for the operation of a~~ ~~website for careers in the oil and gas industry.~~ The Company has a 25% interest in this joint venture and has made advances of $68,331 to the joint venture as of August 31, 2017. The joint venture has not commenced operations as of ~~November 30, 2018.~~ February 28, 2019.

~~In November 2017, the Company entered into an agreement with First Bitcoin Capital Corp. ("FBCC"), a global developer of blockchain-based applications, to design and develop a blockchain-powered supply chain management platform for the oil and gas industry to be marketed to oil and gas producers and operators. On January 8, 2018, the Company paid the first instalment of $100,000 to FBCC and is currently renegotiating the terms of the agreement. The initial $100,000 has been applied to operating costs incurred by Petrobloq, LLC related to an office lease beginning March 1, 2018 and research costs related to payments to the development team consisting of four employees. A further $102,500 was advanced to First Bitcoin Capital during the three months ended November 30, 2018. These funds were used to fund certain operating costs and payments to the development team.~~

~~**21. SEGMENT INFORMATION**~~

~~The Company operated in two reportable segments within the USA during the three months ended November 30, 2018 and 2017, oil extraction and processing operations and mining operations.~~

~~Once the expansion of the plant has reached a stage of completion where it is viable to commence production and the requisite licenses have been obtained, the Company's oil extraction segment will be able to commence commercial production and will generate revenue from the sale of hydrocarbon products to third parties.~~

~~The presentation of the unaudited condensed consolidated statements of loss and comprehensive loss provides information about the oil extraction and processing segment. There were no operations in the mining operations segment during the three months ended November 30, 2018 and 2017. Other information about reportable segments are:~~

		November 30, 2018	
	~~Oil~~	~~Mining~~	
~~(in '000s of dollars)~~	~~Extraction~~	~~operations~~	~~Consolidated~~
~~Additions to non-current assets~~	~~$ 4,755~~	~~$ --~~	~~$ 4,755~~
~~Reportable segment assets~~	~~34,105~~	~~9,012~~	~~43,117~~
~~Reportable segment liabilities~~	~~$ 9,011~~	~~$ 169~~	~~$ 9,180~~

		November 30, 2017	
	~~Oil~~	~~Mining~~	
~~(in '000s of dollars)~~	~~Extraction~~	~~operations~~	~~Consolidated~~
~~Additions to non-current assets~~	~~$ 496~~	~~$ --~~	~~$ 496~~
~~Reportable segment assets~~	~~20,691~~	~~9,143~~	~~29,834~~

Reportable segment liabilities	$	8,399	$	169	$	8,568

21. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

21.SEGMENT INFORMATION

		Year ended August 31, 2018			Year ended August 31, 2017
Investor relations		$ 2,487,029			$ 298,158
Market development		45,000			—
Professional fees		3,487,542			617,615
Public relations		921,223			11,481
Research and development expenses (Note 20)		120,000			—

Deleted Cells

Deleted Cells

Deleted Cells

Deleted Cells

Salaries and wages			511,260			702,782
Stock based compensation (Note 16(a))			5,980,322			—
Travel and promotional expenses			127,757			117,919
Other			629,781			351,779
			$14,309,914			$2,099,734

The Company operated in two reportable segments within the USA during the three and six months ended February 28, 2019 and 2018, oil extraction and processing operations and mining operations.

Once the expansion of the plant has reached a stage of completion where it is viable to commence production and the requisite licenses have been obtained, the Company's oil extraction segment will be able to commence commercial production and will generate revenue from the sale of hydrocarbon products to third parties. **22. FINANCING COSTS, NET**

Financing costs, net, consists of the following:

	Year ended August 31, 2018	Year ended August 31, 2017
Interest expense on borrowings	$ 365,440	$ 1,106,808
Other	445,992	122,216
	$ 811,432	$ 1,229,024

The presentation of the condensed consolidated interim statements of loss and comprehensive loss provides information about the oil extraction and processing segment. There were no operations in the mining operations segment during the three and six months ended February 28, 2019 and 2018. Other information about reportable segments are:

	February 28, 2019		
	Oil Extraction	Mining operations	Consolidated
(in '000s of dollars)			
Additions to non-current assets	$ 7,204	$ 1,800	$ 9,004
Reportable segment assets	36,516	10,747	47,263
Reportable segment liabilities	$ 9,247	$ 169	$ 9,416

	February 28, 2018		
	Oil Extraction	Mining operations	Consolidated
(in '000s of dollars)			
Additions to non-current assets	$ 1,873	$ -	$ 1,873
Reportable segment assets	21,861	9,082	30,943
Reportable segment liabilities	$ 10,029	$ 169	$ 10,198

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
~~(Formerly MCW Energy Group Limited)NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS~~For the ~~years~~six months ended ~~August 31, 2018~~February 28, 2019 and ~~2017~~ 2018
Expressed in US dollars

21. SEGMENT INFORMATION (continued)

(in '000s of dollars)	February 28, 2019		
	Oil Extraction	Mining operations	Consolidated
Revenues from hydrocarbon sales	$ 21	$ -	$ 21
Advance royalty payments	64	107	171
Gross Loss	(43)	(107)	(150)
Operating Expenses			
Depreciation, depletion and amortization	33	-	33
Selling, general and administrative expenses	6,558	13	6,571
Professional fees	3,246	-	3,246
Research and development expenses	113	-	113
Salaries and wages	530	-	530
Share-based compensation expense	611	-	611
Travel and promotional expenses	1,702	-	1,702
Other	356	13	369
Financing costs, net	1,640	-	1,640
Loss on settlement of liabilities	18	-	18
Loss on settlement of convertible debt	100	-	100
Other income	(59)	-	(59)
Equity loss from investment of Accord Gr Energy, net of tax	100	-	100
Net loss	$ 8,433	$ 120	$ 8,553

(in '000s of dollars)	February 28, 2018		
	Oil Extraction	Mining operations	Consolidated
Revenues from hydrocarbon sales	$ -	$ -	$ -
Advance royalty payments	17	170	187
Gross Loss	(17)	(170)	(187)
Operating Expenses			
Depreciation, depletion and amortization	593	-	593
Selling, general and administrative expenses	4,348	8	4,356
Professional fees	826	-	826
Salaries and wages	386	-	386
Share-based compensation expense	2,506	-	2,506
Travel and promotional expenses	344	-	344
Other	286	8	294
Financing costs, net	242	-	242
Equity loss from investment of Accord Gr Energy, net of tax	-	-	-
Net loss	$ 5,200	$ 178	$ 5,378

23. OTHER EXPENSE (INCOME), NET

Notes to the Unaudited Condensed Consolidated Financial Statements
(Formerly MCW Energy Group Limited)NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTSFor the yearssix months ended August 31, 2018February 28, 2019 and 2017 2018
Expressed in US dollars

22. COMMITMENTS

The Company has entered into two office lease arrangement which, including the Company's share of operating expenses and property taxes, will require estimated minimum annual payments of:25. SEGMENT INFORMATION (continued)

(in '000s of dollars)	August 31, 2018 Oil Extraction	Mining operations	Consolidated
Revenues from hydrocarbon sales	$ –	$ –	$ –
Advance royalty payments	–	272	272
Gross Loss	–	(272)	(272)
Operating Expenses			
Depreciation, depletion and amortization	51	–	51
Selling, general and administrative expenses	14,298	12	14,310
Investor relations	2,487	–	2,487
Market development	45	–	45
Professional fees	3,481	7	3,488
Public relations	921	–	921
Research and development expenses	120	–	120
Salaries and wages	511	–	511
Stock based compensation	5,980	–	5,980
Travel and promotional expenses	128	–	128
Other	625	5	630
Financing costs, net	812	–	812
Loss on settlement of liabilities	92	–	92
Other income	(56)	–	(56)
Equity loss from investment of Accord Gr Energy, net of tax	160	–	160
Net loss	$ 15,357	$ 284	$ 15,641

2019	$	67,230
2020	--	124,440
2021	--	101,220
2022	--	78,000
2023	$	65,000

PETROTEQ ENERGY INC.(Formerly MCW Energy Group Limited)NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTSFor the yearssix months ended August 31, 2018 and 2017 February 28, 2019, the Company made $*Expressed in US dollars*

25. SEGMENT INFORMATION (continued)

(in '000s of dollars)		August 31, 2017		
		Oil Extraction	Mining operations	Consolidated
Revenues from hydrocarbon sales	$	-- $	-- $	--
Advance royalty payments	--	1	426	427
Gross Loss	--	(1)	(426)	(427)
Operating Expenses	--			
Depreciation, depletion and amortization	--	1,166	--	1,166
Selling, general and administrative expenses	--	2,091	9	2,100
Investor relations		298	--	298
Professional fees		612	6	618
Public relations		11	--	11
Salaries and wages		703	--	703
Travel and promotional expenses		118	--	118
Other		349	3	352
Financing costs, net	--	1,229	--	1,229
Loss on settlement of liabilities	--	2,366	--	2,366
Relocation costs	--	438	--	438
Equity loss from investment of Accord Gr Energy, net of tax	--	198	--	198
Net loss	$	7,489 $	435 $	7,924

26. COMMITMENTS ,100 (2018 - $nil) in office lease payments.

The Company has entered into two office lease arrangement which, including the Company's share of operating expenses and property taxes, will require estimated minimum annual payments of:

2019	$	124,440
2020	--	124,440
2021	--	101,220
2022	--	78,000
2023	--	65,000

For the year ended August 31, 2018, the Company made $78,864 (2017 - $nil) in office lease payments.

23. MANAGEMENT OF CAPITAL

(Formerly MCW Energy Group Limited)NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

27. MANAGEMENT OF CAPITAL

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable level. The Company considers its capital for this purpose to be its shareholders' equity and long-term liabilities.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may seek additional financing or dispose of assets. To maintain or adjust the capital structure, the Company may seek additional financing or dispose of assets.

In order to facilitate the management of its capital requirements, the Company monitors its cash flows and credit policies and prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The budgets are approved by the Board of Directors. There are no external restrictions on the Company's capital. In order to facilitate the management of its capital requirements, the Company monitors its cash flows and credit policies and prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The budgets are approved by the Board of Directors. There are no external restrictions on the Company's capital.

28. MANAGEMENT OF FINANCIAL RISKS

24. MANAGEMENT OF FINANCIAL RISKS

The risks to which the Company's financial instruments are exposed to are:

(a) Credit risk

Credit risk **(a)   Credit risk**
is the risk
of
unexpected
loss if a
customer
or third
party to a
financial
instrument
fails to
meet
contractual
obligations.
The
Company
is exposed
to credit

~~risk through its cash held at financial institutions, trade receivables from customers and notes receivable.~~

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet contractual obligations. The Company is exposed to credit risk through its cash held at financial institutions, trade receivables from customers and notes receivable.

The Company has cash balances at various financial institutions. The Company has not experienced any loss on these accounts, although balances in the accounts may exceed the insurable limits. The Company considers credit risk from cash to be minimal.

Credit extension, monitoring and collection are performed for each of the Company's business segments. ~~The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current creditworthiness, as determined by a review of the customer's credit information.~~The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current creditworthiness, as determined by a review of the customer's credit information.

Accounts receivable, collections and payments from customers are monitored and the Company maintains an allowance for estimated credit losses based upon historical experience with customers, current market and industry conditions and specific customer collection issues.

At February 28, 2019 and August 31, 2018 ~~and 2017~~, the Company had no trade receivables. The Company considers it maximum exposure to credit risk to be its trade and other receivables and notes receivable.

(b) Interest rate risk

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
~~(Formerly MCW Energy Group Limited)NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS~~For the ~~years~~six months ended ~~August 31, 2018~~February 28, 2019 and ~~2017~~ 2018
Expressed in US dollars

24. **MANAGEMENT OF FINANCIAL RISKS (continued)**

(b) **Interest rate risk**

Interest rate risk is the risk that changes in interest rates will affect the fair value or future cash flows of the Company's financial instruments. The Company is exposed to interest rate risk as a result of holding fixed rate investments of varying maturities as well as through certain floating rate instruments. The Company considers its exposure to interest rate risk to be minimal.

(c) **Liquidity risk**

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities as they become due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses.

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest payments. The Company has included both the interest and principal cash flows in the analysis as it believes this best represents the Company's liquidity risk.~~28. MANAGEMENT OF FINANCIAL RISKS (continued)~~

~~(c) Liquidity risk~~

~~Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities as they become due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses. The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest payments. The Company has included both the interest and principal cash flows in the analysis as it believes this best represents the Company's liquidity risk.~~

At August 31, 2018

				Contractual cash flows		
(in '000s of dollars)	Carrying amount	Total	1 year or less	2 – 5 years	More than 5 years	
Accounts payable	$ 1,102	$ 1,102	$ 1,102	$ —	$ —	
Accrued liabilities	1,900	1,900	1,900	—	—	
Convertible debenture	508	533	258	275	—	
Long-term debt	1,627	1,880	1,159	721	—	
	$ 5,137	$ 5,416	$ 4,419	$ 996	$ —	

At August 31, 2017

				Contractual cash flows		

(in '000s of dollars)	Carrying amount	Total	1 year or less	2 - 5 years	More than 5 years
Accounts payable	$ 1,121	$ 1,121	$ 1,121	$ —	$ —
Accrued liabilities	1,980	1,980	1,980	—	—
Convertible debenture	509	600	21	579	—
Long-term debt	1,876	2,072	1,278	794	—
	$ 5,486	$ 5,773	$ 4,400	$ 1,373	$ —

At February 28, 2019

				Contractual cash flows			
(in '000s of dollars)	Carrying amount		Total	1 year or less		2 - 5 years	More than 5 years
Accounts payable	$ 1,815	$	1,815	$ 1,815	$	-	$ -
Accrued liabilities	564		564	564		-	-
Convertible debenture	5,093		6,516	6,516		-	-
Long-term debt	1,511		1,758	1,318		440	-
	$ 8,983	$	10,653	$ 10,213	$	440	$ -

At August 31, 2018

				Contractual cash flows			
(in '000s of dollars)	Carrying amount		Total	1 year or less		2 - 5 years	More than 5 years
Accounts payable	$ 1,102	$	1,102	$ 1,102	$	-	$ -
Accrued liabilities	1,900		1,900	1,900		-	-
Convertible debenture	508		533	258		275	-
Long-term debt	1,627		1,880	1,159		721	-
	$ 5,137	$	5,413	$ 4,419	$	996	$ -

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
~~(Formerly MCW Energy Group Limited)NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS~~For the ~~years~~six months ended ~~August 31, 2018~~February 28, 2019 and ~~2017~~ 2018
Expressed in US dollars

~~**29. RECONCILIATION OF CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES**~~
25. RECONCILIATION OF CHANGES IN LIABILITIES ARISING FROM FINANCINGACTIVITIES

Liabilities arising from financing activities include corporate loans and loans payable to officers and related companies. A reconciliation of changes in these liabilities is:

For ~~years~~the six months ended	~~August 31, 2018~~ February 28, 2019	~~August 31, 2017~~ February 28, 2018
Balance, beginning of the ~~year~~ period	$ ~~2,804,202~~ 134,955	$ ~~17,083,792~~ 2,804,202
Changes from financing cash flows		
Proceeds from ~~long term loans~~ debt	~~4,830,195~~ 517,000	1,~~119,631~~ 254,906
Proceeds from convertible debt	~~250,000~~ 5,618,750	~~3,052,046~~
Proceeds from officer loan	838,846	409,254
Repayment of long-term loans	(~~4,685,836~~ 452,183)	(~~26,800~~ 928,311)
Repayment of convertible loans	(400,000)	
Advances from executive officers	-	73,328
	~~41,877~~	~~47,329~~
Effect of changes in foreign exchange rate	(6,682)	(12,863)
Other changes		
Debt settled through share issuance	(~~1,491,829~~ 54,495)	(~~15,673,128~~ 450,000)
Conversion of convertible debt	(~~508,500~~ 257,082)	(~~200,000~~)
Debt applied to notes receivable	(120,900)	
Interest accrual	-	738
Interest capitalized		446,355
Value placed on share purchase warrants issued	(557,407)	
Value placed on beneficial conversion feature	(621,166)	
Accretion of loan balance	~~56,000~~ 193,426	~~44,124~~ 52,762
	~~2,134,955~~	~~2,804,202~~
Balance, end of the ~~year~~ period	$ 5,994,216	$ 6,293,163

~~**30. SUBSEQUENT EVENTS**~~

~~Events after~~
26. RECONCILIATION OF IFRS DISCLOSURE TO US GAAP DISCLOSURE

The Company's primary listing is on the ~~reporting date not otherwise separately disclosed in these~~ Toronto Ventures Exchange ("TSXV"). The unaudited condensed consolidated financial statements ~~are:~~ filed on that exchange are prepared in terms of International Financial Reporting Standards ("IFRS").

The Company's unaudited condensed consolidated financial statements on this Form-10 is prepared in terms of US GAAP.

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the six months ended February 28, 2019 and 2018
Expressed in US dollars

26. RECONCILIATION OF IFRS DISCLOSURE TO US GAAP DISCLOSURE (continued)

The main differences between IFRS and US GAAP are as follows:

For the three months ended	February 28, 2019	February 28, 2018
Net loss and comprehensive loss in accordance with IFRS	**$ 2,682,650**	**$ 1,732,532**
Share-based compensation	(248,912)	-
Debt issue costs	1,113,780	-
Net loss and comprehensive loss in accordance with US GAAP	**$ 3,547,518**	**$ 1,732,532**

For the six months ended	February 28, 2019	February 28, 2018
Net loss and comprehensive loss in accordance with IFRS	**$ 8,955,106**	**$ 5,378,242**
Share-based compensation	(497,824)	-
Debt issue costs	95,694	-
Net loss and comprehensive loss in accordance with US GAAP	**$ 8,552,976**	**$ 5,378,242**

	February 28, 2019	August 31, 2018
Total shareholders' equity in accordance with IFRS	**$ 37,942,916**	**$ 32,929,400**
Components of share capital in accordance with IFRS		
Share capital	88,062,341	77,870,606
Shares to be issued	1,051,950	996,401
Share option reserve	13,931,650	12,823,000
Share warrant reserve	5,820,603	3,207,915
	108,866,544	94,897,922
Adjustment for:		
Share-based compensation	31,050	528,874
Share capital in accordance with US GAAP	**108,897,594**	**95,426,796**
Deficit in accordance with IFRS	**(70,923,628)**	**(61,968,522)**
Adjustment for:		
Debt issue costs	(95,694)	
Share-based compensation	(31,050)	(528,874)
Deficit in accordance with US GAAP	(71,050,372)	(62,497,396)
Shareholders equity in accordance with US GAAP	**$ 37,847,222**	**$ 32,929,400**

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the six months ended February 28, 2019 and 2018
Expressed in US dollars

26. RECONCILIATION OF IFRS DISCLOSURE TO US GAAP DISCLOSURE (continued)

Share-based compensation

The Company granted certain directors, officers and consultants of the Company share purchase options with vesting terms attached thereto, 25% vested immediately and a further 25%, per annum will vest on the grant date of the share purchase options. These share purchase options were valued using a Black Scholes valuation model utilizing the assumptions as disclosed in note 16 above.

Under IFRS share-based compensation paid to certain directors, consultants and employees were amortized over the vesting period of the option grant using a weighted average expense over the vesting period, including the immediately vesting share purchase options.

Under US GAAP, the share purchase options issued to consultants were expensed immediately and the share purchase options issued to directors and officers were amortized as follows; (i) the value of the twenty five percent of the options that vested immediately were expensed immediately; (ii) the remaining value of the seventy five percent of the options which vest equally on an annual basis are being expensed over the vesting period on a straight line basis.

The difference in treatment between IFRS and US GAAP gave rise to a reversal of expense of $248,912 and $497,824 for the three months and six months ended February 28, 2019, respectively. There was no impact on the prior periods as all options issued during that period vested immediately and were accordingly expensed immediately.

Debt issue costs

The Company settled certain commitment fees and finders fees related to the issue of convertible notes by the issue of common shares valued at $1,276,980. Under IFRS, these debt issue costs were originally expensed in the three month period ended November 30, 2018 and subsequently recorded as a prepaid commitment fee in the six month period ended February 28, 2019. Under IFRS this commitment fee is not directly linked to the convertible debt and is amortized on a straight line basis over the commitment period.

In terms of US GAAP, the commitment fee and finders fee is regarded as directly related to the debt and is recorded as a debt discount which is amortized over the life of the debt, including any accelerated amortization due to repayment or early settlement of the debt.

The difference in treatment between IFRS and USGAAP gave rise to an additional expense of $1,113,780, including the reversal of debt issue costs of $1,276,980 under IFRS, and $95,694 for the three and six months ended February 28, 2019, respectively.

F-35

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the six months ended February 28, 2019 and 2018
Expressed in US dollars

27. SUBSEQUENT EVENTS

Subsequent events after the reporting date not otherwise separately disclosed in these unaudited condensed consolidated financial statements are:

(a) Common shares

On March 20, 2019, the Company entered into a subscription agreement with the Chair of the Board whereby 2,222,222 common shares were issued to him for gross proceeds of $1,000,000.

On March 29, 2019, the Company entered into a subscription agreement with an investor whereby 1,481,481 units were issued for gross proceeds of $400,000. Each unit consisting of one common share and one share purchase warrant exercisable at $0.465 per share. A further 248,782 common shares were issued to investors in terms of subscription agreements entered into for gross proceeds of $82,000.

On April 1, 2019, the company issued 50,000 common shares to an advisory board member in terms of an agreement entered into with the advisory board member.

On April 1, 2019, in terms of the Assignment and Transfer of Indefinite Federal Oil and Gas Leases and a Bill of Sale, whereby the Company acquired an undivided 50% of the rights and interests consisting of operating rights to certain federal oil and gas leases covering lands situated in Wayne and Garfield Counties, Salt Lake Meridian, Utah. The Company issued 15,000,000 shares to settle the outstanding liability on the acquisition after approval of the TVSX was obtained.

(a) Debt settlements

On April 4, 2019 and April 8,2019, the Company entered into debt settlement agreements whereby debt of $150,000was settled by the issue of 300,000 common shares.

28. SUPPLEMENTAL INFORMATION ON OIL AND GAS OPERATIONS

Supplemental unaudited information regarding the Company's oil and gas activities is presented in this note.

The Company has not commenced commercial operations, therefore the disclosure of the results of operations of hydrocarbon activities is limited to advance royalties paid. All expenditure incurred to date is capitalized as part of the development cost of the company's oil extraction plant.

The Company does not have any proven hydrocarbon reserves or historical data to forecast the standardized measure of discounted future net cash flows related to proven hydrocarbon reserve quantities. Upon the commencement of production, the Company will be able to forecast future revenues and expenses of its hydrocarbon activities.

Costs incurred

The following table reflects the costs incurred in hydrocarbon property acquisition and development expenses.

All costs were incurred in the US.

(In US$ 000's)	Six months ended February 28, 2019		Three months ended February 28, 2018	
Advanced royalty payments	$	200	$	100
Mineral rights acquired		1,800		-
Construction of oil extraction plant		7,187		1,873
	$	9,187	$	1,973

PETROTEQ ENERGY INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the six months ended February 28, 2019 and 2018
Expressed in US dollars

28. SUPPLEMENTAL INFORMATION ON OIL AND GAS OPERATIONS (continued)

Results of operations

The only operating expenses incurred to date on hydrocarbon activities relate to minimum royalties paid on mineral leases that the Company has entered into.

All costs were incurred in the US.

(In US$ 000's)	Six months ended February 28, 2019		Six months ended February 28, 2018	
Advanced royalty payments	$	107	$	170
	$	107	$	170

Proven reserves

The Company does not have any proven hydrocarbon reserves as of February 28, 2019.



900-1450 Creekside Drive, Vancouver, BC, Canada V6J 5B3
P 604 734 1690   F 604 336 8959   E creekinfo@hay-watson.bc.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Petroteq Energy Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Petroteq Energy Inc. (the "Company") as of August 31, 2018 and 2017, the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for each of the two years in the period ended August 31, 2018, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two year period ended August 31, 2018, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has had recurring losses from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audits provide a reasonable basis for our opinion.

/s/ **Hay & Watson**

Chartered Professional Accountants
Vancouver, British Columbia, Canada
March 18, 2019
We have served as the Company's independent auditor since 2012



PETROTEQ ENERGY, INC.
(formerly MCW Energy Group Limited)
CONSOLIDATED BALANCE SHEETS
Expressed in US dollars

	Notes	August 31, 2018	August 31, 2017
ASSETS			
Current assets			
Cash		$ 2,640,001	$ 55,420
Trade and other receivables	4	404,013	306,909
Current portion of advanced royalty payments	7(a)	331,200	258,333
Ore inventory	6	122,242	-
Other inventory		71,390	-
Related party receivables		297,256	-
Prepaid expenses and other current assets		331,688	92,819
Total Current Assets		4,197,790	713,481
Non-Current assets			
Advanced royalty payments	7(a)	467,886	244,790
Notes receivable	5	381,550	76,000
Mineral leases	8	11,111,143	11,091,388
Investments	20	68,331	68,331
Investment in Accord GR Energy	2(c)	981,137	1,141,561
Property, plant and equipment	9	21,188,895	14,906,953
Intangible assets	10	707,671	707,671
Total Non-Current Assets		34,906,613	28,236,694
Total Assets		$ 39,104,403	$ 28,950,175
LIABILITIES			
Current liabilities			
Accounts payable	11	$ 1,102,327	$ 1,121,327
Accrued expenses	11	1,900,081	1,980,304
Ore Sale advances		283,976	283,976
Current portion of long-term debt	12	1,027,569	1,159,104
Current portion of convertible debentures	13	258,404	-
Related party payables	19(b)	-	419,322
Total Current Liabilities		4,572,357	4,964,033
Non-Current liabilities			
Unearned advance royalties received	7(b)	170,000	170,000
Long-term debt	12	598,982	717,276
Convertible debentures	13	250,000	508,500
Reclamation and Restoration provision	14	583,664	572,220
Total Non-Current Liabilities		1,602,646	6,932,029
Total Liabilities		6,175,003	11,896,062
SHAREHOLDERS' EQUITY			
Share capital	15,16,17	95,426,796	68,874,513
Deficit		(62,497,396)	(46,856,367)
Total Shareholders' Equity		32,929,400	22,018,146

Total Liabilities and Shareholders' Equity		**$ 39,104,403**	**$ 28,950,175**

Approved by the Board of Directors   *"Aleksandr Blyumkin"*   *"Travis Schneider"*

                                                   Alexsandr Blyumkin   Travis Schneider

                                                   Director   Director

The accompanying notes are an integral part of these consolidated financial statements

PETROTEQ ENERGY, INC.
(formerly MCW Energy Group Limited)
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
Expressed in US dollars

	Notes	Year ended August 31, 2018	Year ended August 31, 2017
Revenues from hydrocarbon sales		$ -	$ -
Advance royalty payments	7(b)	272,333	426,641
Gross Loss		(272,333)	(426,641)
Operating Expenses			
Depreciation, depletion and amortization	9	51,181	1,165,830
Selling, general and administrative expenses	21	14,309,914	2,099,734
Financing costs, net	22	811,432	1,229,024
Other expenses (income), net	23	35,743	2,804,387
Total Expenses, net		15,208,270	7,298,975
Net loss before income taxes and equity loss		15,480,603	7,725,616
Income tax expense		-	-
Equity loss from investment of Accord GR Energy, net of tax	2(b)	160,426	198,034
Net loss and Comprehensive loss		15,641,029	7,923,650
Weighted Average Number of Shares Outstanding	18	64,492,911	12,220,425
Basic and Diluted Loss per Share		$ 0.24	$ 0.65

The accompanying notes are an integral part of these consolidated financial statements

(a) Common shares

PETROTEQ ENERGY, INC.
(formerly MCW Energy Group Limited)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the year ended August 31, 2018 and 2017
Expressed in US dollars

	Notes	Number of Shares Outstanding*	Share Capital	Deficit	Shareholders' Equity	Non-Controlling Interest	Total Equity
Balance at August 31, 2016		6,723,167	$47,400,866	$(38,932,717)	$ 8,468,149	$ 1,035,690	$ 9,503,839
Settlement of loans		46,144,371	20,135,451	-	20,135,451	-	20,135,451
Conversion of debentures	13(c)	57,756	200,000	-	200,000	-	200,000
Settlement of liabilities		501,363	297,157	-	297,157	-	297,157
Common shares subscriptions	15	694,042	698,328	-	698,328	-	698,328
Common shares issued for Shares issued for technology		16,667	74,380	-	74,380	-	74,380
Shares issued for investment in joint venture	20	83,333	68,331	-	68,331	-	68,331
Deconsolidation of subsidiary	2(b)	-	-	-	-	(1,035,690)	(1,035,690)
Net loss		-	-	(7,923,650)	(7,923,650)	-	(7,923,650)
Balance at August 31, 2017		54,220,699	68,874,513	(46,856,367)	22,018,146	-	22,018,146
Settlement of loans		2,485,486	1,794,080	-	1,794,080	-	1,794,080
Conversion of debentures	13(c)	1,753,447	508,500	-	508,500	-	508,500
Settlement of liabilities		1,745,393	1,710,304	-	1,710,304	-	1,710,304
Common shares subscriptions	15,17	23,080,159	15,911,298	-	15,911,298	-	15,911,298
Share-based payments	16(a)	125,000	95,444	-	95,444	-	95,444
Share-based compensation	15	-	5,980,322	-	5,980,322	-	5,980,322
Share purchase warrants exercised	15	1,753,447	552,335	-	552,335	-	552,335
Net loss		-	-	(15,641,029)	(15,641,029)	-	(15,641,029)
Balance at August 31, 2018		85,163,631	$95,426,796	$(62,497,396)	$ 32,929,400	$ -	$ 32,929,400

*   *Number of shares outstanding has been adjusted retroactively for a 30 to 1 reverse share split on May 5, 2017*

The accompanying notes are an integral part of these consolidated financial statements

PETROTEQ ENERGY, INC.
(formerly MCW Energy Group Limited)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Expressed in US dollars

	Year ended August 31, 2018	Year ended August 31, 2017
Cash flow used for operating activities:		
Net loss	$(15,641,029)	$(7,923,650)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation, depletion and amortization	51,181	1,165,830
Loss on conversion of debt	95,444	2,515,498
Loss (gain) on settlement of liabilities	92,275	(71,316)
Share-based compensation	5,980,322	-
Equity loss from investment in Accord GR Energy	160,426	198,034
Other	1,579	1,039,503
Changes in operating assets and liabilities:		
Accounts payable	1,891,383	251,241
Accounts receivable	(454,104)	(99,808)
Accrued expenses	11,164	942,229
Prepaid expenses and deposits	(238,869)	44,164
Inventory	(193,632)	-
Unearned revenues	-	150,426
Net cash used for operating activities	(8,243,860)	(1,787,849)
Cash flows used for investing activities:		
Purchase and construction of property and equipment	(6,314,457)	(68,483)
Purchase of mineral lease rights	(19,755)	-
Advance royalty payments - net	(534,296)	(294,790)
Net cash used for investing activities	(6,868,508)	(363,273)
Cash flows from financing activities:		
Advances from related parties	838,846	409,254
Proceeds on private equity placements	15,911,409	698,328
Proceeds from share purchase warrants exercised	552,335	-
Payments of long-term debt	(4,685,836)	(26,800)
Proceeds from long-term debt	4,830,195	1,119,631
Proceeds from convertible debt	250,000	-
Net cash from financing activities	17,696,949	2,200,413
Increase in cash	2,584,581	49,291
Cash, beginning of the period	55,420	6,129
Cash, end of the period	$ 2,640,001	$ 55,420
Cash composed of:		
Cash	$ 2,640,001	$ 55,420
Bank overdraft	-	-
	$ 2,640,001	$ 55,420
Supplemental disclosure of cash flow information		

Cash paid for interest	$ 44,997	$ 33,131

The reconciliation of changes in liabilities from financing activities is disclosed in Note 29.

The accompanying notes are an integral part of these consolidated financial statements

F-42

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

1. **GENERAL INFORMATION**

Petroteq Energy Inc. (the "Company") is an Ontario, Canada corporation which conducts oil sands mining and oil extraction operations in the USA. It operates through its indirectly wholly owned subsidiary company, Petroteq Oil Sands Recovery, LLC ("PQE Oil"), which is engaged in mining and oil extraction from tar sands, and its 44.7% owned and equity accounted company Accord GR Energy, Inc. ("Accord"), which is engaged in using a specialized technology to extract oil from oil wells which have been depleted using conventional extraction methods.

The Company's registered office is located at Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X IE2, Canada and its principal operating office is located at 15165 Ventura Blvd, Suite 200, Sherman Oaks, California 91403, USA.

PQE Oil is engaged in a tar sands mining and oil processing operation, using a closed-loop solvent based extraction system that recovers bitumen from surface mining, and has completed the construction of an oil processing plant in the Asphalt Ridge area of Utah.

On July 4, 2016, the Company acquired 57.3% of the issued and outstanding common shares of Accord which, due to additional share subscriptions in Accord by other shareholders since August 31, 2016, has been reduced to 44.7% as of August 31, 2017. The investment in Accord has therefore been recorded using the equity method for the years ended August 31, 2018 and 2017. The investment in Accord was consolidated for the year ended August 31, 2016 (Note 2(b)).

On April 6, 2017, the shareholders of the Company approved the consolidated its shares on a 30 for one basis, which was effected on May 5, 2017 (Note 15). The number of shares issued and outstanding have been retroactively adjusted for this consolidation in these financial statements.

In November 2017, the Company formed a wholly owned subsidiary, Petrobloq, LLC, to design and develop a blockchain-powered supply chain management platform for the oil and gas industry.

On June 1, 2018, the Company finalized the acquisition of a 100% interest in two leases for 1,312 acres of land within the Asphalt Ridge, Utah area.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting policies ("US GAAP") and have been prepared on a historical cost basis except for certain financial assets and financial liabilities which are measured at fair value. The Company's reporting currency and the functional currency of all of its operations is the U.S. dollar, as it is the principal currency of the primary economic environment in which the Company operates.

The consolidated financial statements were authorized for issue by the Board of Directors on December 28, 2018.

(b) Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which it has at least a majority voting interest. All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements. The entities included in these consolidated financial statements are as follows:

Entity	% of Ownership	Jurisdiction
Petroteq Energy Inc.	Parent	Canada
Petroteq Energy CA, Inc.	100%	USA
Petroteq Oil Sands Recovery, LLC	100%	USA
TMC Capital, LLC	100%	USA
Petrobloq, LLC	100%	USA

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investment in associate is carried in the consolidated statement of financial position at cost as adjusted for changes in the Company's share of the net assets of the associate, less any impairment in the value of the investment. Losses of an associate in excess of the Company's interest in that associate are not recognized. Additional losses are provided for, and a liability is recognized, only to the extent that the Company has incurred legal or constructive obligations or made payment on behalf of the associate.

The Company has accounted for its investment in Accord GR Energy, Inc. on the equity basis since March 1, 2017. The Company had previously owned a controlling interest in Accord and the results were consolidated in the Company's financial statements. However, subsequent cash contributions into Accord reduced the Company's ownership to 44.7% as of March 1, 2017 and the results of Accord were deconsolidated from that date.

F-44

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

(c) **Estimates**

The preparation of these consolidated financial statements in accordance with US GAAP requires the Company to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company continually evaluate its estimates, including those related to recovery of long-lived assets. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to the Company's reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of the consolidated financial statements. Significant estimates include the following:

- the useful lives and depreciation rates for intangible assets and property, plant and equipment;
- the carrying and fair value of oil and gas properties and product and equipment inventories;
- All provisions;
- the fair value of reporting units and the related assessment of goodwill for impairment, if applicable;
- the fair value of intangibles other than goodwill;
- income taxes and the recoverability of deferred tax assets
- legal and environmental risks and exposures; and
- general credit risks associated with receivables, if any.

(d) **Foreign Currency Translation Adjustments**

The Company's reporting currency and the functional currency of all its operations is the U.S. dollar. Assets and liabilities of the Canadian parent company are translated to U.S. dollars using the applicable exchange rate as of the end of a reporting period. Income, expenses and cash flows are translated using an average exchange rate during the reporting period. Since the reporting currency as well as the functional currency of all entities is the U.S. Dollar there is no translation difference recorded.

(e) **Revenue Recognition**

Impact of ASC 606 Adoption

In January 2018, the Company adopted ASC 606 – Revenue from Contracts with Customers (ASC 606). Since the Company does not have any existing contracts, ASC 606 will be applied to all future contracts with customers. ASC 606 supersedes previous revenue recognition requirements in ASC 605 and includes a five-step revenue recognition model to depict the transfer of goods or services to customers in an amount that reflects the consideration in exchange for those goods or services. The five steps are as follows:

i.   identify the contract with a customer;

ii. identify the performance obligations in the contract;

iii. determine the transaction price;

iv. allocate the transaction price to performance obligations in the contract; and

v. recognize revenue as the performance obligation is satisfied.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)   Revenue Recognition (continued)

Revenue from hydrocarbon sales

Revenue from hydrocarbon sales include the sale of hydrocarbon products and are recognized when production is sold to a purchaser at a fixed or determinable price, delivery has occurred, control has transferred and collectability of the revenue is probable. The Company's performance obligations are satisfied at a point in time. This occurs when control is transferred to the purchaser upon delivery of contract specified production volumes at a specified point. The transaction price used to recognize revenue is a function of the contract billing terms. Revenue is invoiced, if required, upon delivery based on volumes at contractually based rates with payment typically received within 30 days after invoice date. Taxes assessed by governmental authorities on hydrocarbon sales, if any, are not included in such revenues, but are presented separately in the consolidated comprehensive statements of loss.

Transaction Price Allocated to Remaining Performance Obligations

The Company does not anticipate entering into long-term supply contracts, rather it expects all contracts to be short-term in nature with a contract term of one year or less. The Company intends applying the practical expedient in ASC 606 exempting the disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less. For contracts with terms greater than one year, the Company will apply the practical expedient in ASC 606 exempting the disclosure of the transaction price allocated to remaining performance obligations if there is any variable consideration to be allocated entirely to a wholly unsatisfied performance obligation. The Company anticipates that with respect to the contracts it will enter into, each unit of product will typically represents a separate performance obligation; therefore, future volumes are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required.

Contract Balances

The Company does not anticipate that it will receive cash relating to future performance obligations. However if such cash is received, the revenue will be deferred and recognized when all revenue recognition criteria are met.

Disaggregation of Revenue

The Company has limited revenues to date. Disaggregation of revenue disclosures can be found in Note 25.

Customers

Due to the nature of the industry and the product we intend selling, the Company anticipates that it will have a limited number of customers which will make up the bulk of its revenues.

(f)   General and administrative expenses

General and administrative expenses will be presented net of any working interest owners, if any, of the oil and gas properties owned or leased by the Company.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Share-based payments

The Company may grant share purchase options to directors, officers, employees and others providing similar services. The fair value of these share purchase options is measured at grant date using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. Share-based compensation expense is recognized on a straight line basis over the period during which the options vest, with a corresponding increase in equity.

The Company may also grant equity instruments to consultants and other parties in exchange for goods and services. Such instruments are measured at the fair value of the goods and services received on the date they are received and are recorded as share-based compensation expense with a corresponding increase in equity. If the fair value of the goods and services received are not reliably determinable, their fair value is measured by reference to the fair value of the equity instruments granted.

(h) Income taxes

The Company utilizes ASC 740, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, "Income Taxes". Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Accordingly, the Company would report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company elects to recognize any interest and penalties, if any, related to unrecognized tax benefits in tax expense.

(i) Net income (loss) per share

Basic net income (loss) per share is computed on the basis of the weighted average number of common shares outstanding during the period.

Diluted net income (loss) per share is computed on the basis of the weighted average number of common shares and common share equivalents outstanding. Dilutive securities having an anti-dilutive effect on diluted net income (loss) per share are excluded from the calculation.

Dilution is computed by applying the treasury stock method for share purchase options and share purchase warrants. Under this method, "in-the money" share purchase options and share purchase warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common shares at the average market price during the period.

F-47

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

    (j) Cash and cash equivalents

    The Company considers all highly liquid investments with original contractual maturities of three months or less to be cash equivalents.

    (k) Accounts receivable

    The Company had minimal sales during the period of which all proceeds were collected therefore there are no accounts receivable balances.

    (l) Oil and Gas Property and Equipment

    The Company follows the successful efforts method of accounting for its oil and gas properties. Exploration costs, such as exploratory geological and geophysical costs, and costs associated with delay rentals and exploration overhead are charged against earnings as incurred. Costs of successful exploratory efforts along with acquisition costs and the costs of development of surface mining sites are capitalized.

    Site development costs are initially capitalized, or suspended, pending the determination of proved reserves. If proved reserves are found, site development costs remain capitalized as proved properties. Costs of unsuccessful site developments are charged to exploration expense. For site development costs that find reserves that cannot be classified as proved when development is completed, costs continue to be capitalized as suspended exploratory site development costs if there have been sufficient reserves found to justify completion as a producing site and sufficient progress is being made in assessing the reserves and the economic and operating viability of the project. If management determines that future appraisal development activities are unlikely to occur, associated suspended exploratory development costs are expensed. In some instances, this determination may take longer than one year. The Company reviews the status of all suspended exploratory site development costs quarterly.

    Capitalized costs of proved oil and gas properties are depleted by an equivalent unit-of-production method. Proved leasehold acquisition costs, less accumulated amortization, are depleted over total proved reserves, which includes proved undeveloped reserves. Capitalized costs of related equipment and facilities, including estimated asset retirement costs, net of estimated salvage values and less accumulated amortization are depreciated over proved developed reserves associated with those capitalized costs. Depletion is calculated by applying the DD&A rate (amortizable base divided by beginning of period proved reserves) to current period production.

    Costs associated with unproved properties are excluded from the depletion calculation until it is determined whether or not proved reserves can be assigned to such properties. The Company assesses its unproved properties for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable.

    Proved properties will be assessed for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable. Individual assets are grouped for impairment purposes based on a common operating location. If there is an indication the carrying amount of an asset may not be recovered, the asset is assessed for potential impairment by management through an established process. If, upon review, the sum of the undiscounted pre-tax cash flows is less than the carrying value of the asset, the carrying value is written down to estimated fair value. Because there is usually a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or by comparable transactions. The expected future cash flows used for impairment reviews and related fair value calculations are typically based on judgmental assessments of future production volumes, commodity prices, operating costs, and capital investment plans, considering all available information at the date of review.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

(l) **Oil and Gas Property and Equipment (continued)**

Gains or losses are recorded for sales or dispositions of oil and gas properties which constitute an entire common operating field or which result in a significant alteration of the common operating field's DD&A rate. These gains and losses are classified as asset dispositions in the accompanying consolidated statements of earnings. Partial common operating field sales or dispositions deemed not to significantly alter the DD&A rates are generally accounted for as adjustments to capitalized costs with no gain or loss recognized.

The Company capitalizes interest costs incurred and attributable to material unproved oil and gas properties and major development projects of oil and gas properties.

(m) **Other Property and Equipment**

Depreciation and amortization of other property and equipment, including corporate and leasehold improvements, are provided using the straight-line method based on estimated useful lives ranging from three to ten years. Interest costs incurred and attributable to major corporate construction projects are also capitalized.

(n) **Asset Retirement Obligations**

The Company recognizes liabilities for retirement obligations associated with tangible long-lived assets, such as producing sites when there is a legal obligation associated with the retirement of such assets and the amount can be reasonably estimated. The initial measurement of an asset retirement obligation is recorded as a liability at its fair value, with an offsetting asset retirement cost recorded as an increase to the associated property and equipment on the consolidated balance sheet. When the assumptions used to estimate a recorded asset retirement obligation change, a revision is recorded to both the asset retirement obligation and the asset retirement cost. The Company's asset retirement obligations also include estimated environmental remediation costs which arise from normal operations and are associated with the retirement of such long-lived assets. The asset retirement cost is depreciated using a systematic and rational method similar to that used for the associated property and equipment.

(o) **Commitments and Contingencies**

Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Liabilities for environmental remediation or restoration claims resulting from allegations of improper operation of assets are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Expenditures related to such environmental matters are expensed or capitalized in accordance with the Company's accounting policy for property and equipment.

(p) **Fair value measurements**

Certain of the Company's assets and liabilities are measured at fair value at each reporting date. Fair value represents the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants. This price is commonly referred to as the "exit price." Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels:

- Level 1 – Inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.
- Level 2 – Inputs consist of quoted prices that are generally observable for the asset or liability. Common examples of Level 2 inputs include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in markets not considered to be active.
- Level 3 – Inputs are not observable from objective sources and have the lowest priority. The most common Level 3 fair value measurement is an internally developed cash flow model.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) Comparative amounts

The comparative amounts presented in these consolidated financial statements have been reclassified where necessary to conform to the presentation used in the current year.

(r) Recent accounting standards

Recently Adopted Accounting Standards

In January 2018, the Company adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash . This ASU requires an entity to show the changes in the total of cash, cash equivalents, restricted cash, and restricted cash equivalents on the statement of cash flows and to provide a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet when the cash, cash equivalents, restricted cash, and restricted cash equivalents are presented in more than one line item on the balance sheet. The adoption of this ASU did not have a material impact on the Company's consolidated statements of cash flows.

Issued Accounting Standards Not Yet Adopted

The Company will evaluate the applicability of the following issued accounting standards and intends to adopt those which are applicable to its activities.

The SEC released Final Rule No. 33 -10532, Disclosure Update and Simplification , which is effective November 5, 2018 and which amends various SEC disclosure requirements determined to be redundant, duplicative, overlapping, outdated or superseded as part of the SEC's ongoing disclosure effectiveness initiative. The rule amends numerous SEC rules, items and forms covering a diverse group of topics. The Company will implemented these requirements during the first quarter of the 2019 fiscal year.

The FASB released ASU 2018-02, Income Statement – Reporting Comprehensive Income – Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (Topic 220) during the 2019 fiscal year. This ASU allows for a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Reform Legislation.

The FASB issued ASU 2016-02, Leases (Topic 842) which will supersede the lease requirements in Topic 840, Leases . Its objective is to increase transparency and comparability among organizations. This ASU provides guidance requiring lessees to recognize most leases on their balance sheet. Short-term leases can continue being accounted for off balance sheet based on a policy election.

The FASB issued ASU 2018-04, Fair Value Measurement (Topic 820): Changes to the Disclosure Requirements for Fair Value Measurement . This ASU will eliminate, add and modify certain disclosure requirements for fair value measurement. The ASU is effective for annual and interim periods beginning January 1, 2020, with early adoption permitted for either the entire standard or only the provisions that eliminate or modify requirements. The ASU requires additional disclosure to be adopted using a retrospective approach. The Company is currently evaluating the provisions of this ASU and assessing the impact it may have on disclosure in the notes to the consolidated financial statements.

The FASB issued ASU 2018-05-15, Intangibles, Goodwill and Other Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract . This ASU will require a customer in a cloud computing arrangement (i.e., hosting arrangement) that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets or expense as incurred. Capitalized implementation costs related to a hosting arrangement that is a service contract will be amortized over the term of the hosting arrangement, beginning when the module or component of the hosting arrangement is ready for its intended use. This ASU is effective for annual and interim periods beginning January 1, 2020, with early adoption permitted. Entities have the option to adopt the ASU using either a retrospective approach or a prospective approach applied to all implementation costs incurred after the date of the adoption.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

3. GOING CONCERN

The Company has incurred losses for several years and, at August 31, 2018, has an accumulated deficit of $62,497,396, (August 31, 2017 - $46,856,367) and working capital (deficiency) of $374,567 (August 31, 2017 - $4,250,552). These consolidated financial statements have been prepared on the basis that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing, which it is currently in the process of obtaining. There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These consolidated financial statements do not reflect the adjustments or reclassifications that would be necessary if the Company were unable to continue operations in the normal course of business.

4. ACCOUNTS RECEIVABLE

The Company's accounts receivable consist of:

	August 31, 2018	August 31, 2017
Goods and services tax receivable	$ 59,013	$ 181,881
Other receivables	345,000	125,028
	$ 404,013	$ 306,909

Information about the Company's exposure to credit risks for trade and other receivables is included in Note 28(a).

5. NOTES RECEIVABLE

The Company's notes receivables consist of:

	Maturity Date	Interest Rate	Principal due August 31, 2018	Principal due August 31, 2017
Private debtor	March 15, 2020	5%	$ 76,000	$ 76,000
Private debtor	August 20, 2021	5%	300,000	-
Interest accrued			5,550	-
			$ 381,550	$ 76,000

6. ORE INVENTORY

On June 1, 2015, the Company acquired a 100% interest in TMC Capital LLC, which holds the rights to mine ore from the Asphalt Ridge deposit The mining and crushing of the bituminous sands has been contracted to an independent third party.

During the year ended August 31, 2018, the cost of mining, hauling and crushing the ore, amounting to $122,242, was recorded as the cost of the crushed ore inventory.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

7.   ADVANCED ROYALTY PAYMENTS

(a)   Advance royalty payments to Asphalt Ridge, Inc.

During the year ended August 31, 2015, the Company acquired TMC Capital, LLC, which has a mining and mineral lease with Asphalt Ridge, Inc. (the TMC Mineral Lease") (Note 8(a)). The mining and mineral lease with Asphalt Ridge, Inc. required the Company to make minimum advance royalty payments which can be used to offset future production royalties for a maximum of two years following the year the advance royalty payment was made.

On October 1, 2015, the Company and Asphalt Ridge, Inc. amended the advance royalty payments in the TMC Mineral Lease. All previous advance royalty payments required under the original agreement were deemed to be paid in full. The amended advance royalty payments required were: $60,000 per quarter from October 1, 2015 to September 30, 2017, $100,000 per quarter from October 1, 2017 to June 30, 2020 and $150,000 per quarter thereafter.

On March 12, 2016, a second amendment was made to the TMC Mineral Lease. The amended advanced royalty payments required are $60,000 per quarter from October 1, 2015 to February 28, 2018, $100,000 per quarter from March 1, 2018 to December 31, 2020 and $150,000 per quarter thereafter.

Effective February 21, 2018, a third amendment was made to the TMC Mineral Lease. The amended advanced royalty payments required are $100,000 per quarter from July 1, 2018 to June 30, 2020 and $150,000 per quarter thereafter.

As at August 31, 2018, the Company has paid advance royalties of $1,890,336 (2017 - $1,356,040) to the lease holder, of which a total of $1,091,250 have been used to pay royalties as they have come due under the terms of the TMC Mineral Lease. During the year ended August 31, 2018, $534,296 in advance royalties were paid and $272,333 have been used to pay royalties which have come due. The royalties expensed have been recognized in cost of goods sold on the consolidated statement of loss and comprehensive loss.

As at August 31, 2018, the Company expects to record minimum royalties paid of $331,200 from these advance royalties either against production royalties or for the royalties due within a one year period.

(b)   Unearned advance royalty payments from Blackrock Petroleum, Inc.

During the year ended August 31, 2015, the Company entered into a sublease agreement with Blackrock Petroleum, Inc. ("Blackrock"), pursuant to which it received $170,000 of unearned advance royalties. The sublease was for a portion of the mining and mineral lease with Asphalt Ridge, Inc. (Note 8(b)). Blackrock is a company associated with Accord and the sublease was effectively terminated in the acquisition by the Company of control of Accord on July 4, 2016.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

8. MINERAL LEASES

	TMC Mineral Lease	PQE Oil Mineral Lease	Accord Oil & Gas Lease	Total
Cost				
August 31, 2016	$11,091,388	$ -	$ 1,052,350	$12,143,738
Additions	-	-	237,813	237,813
Deconsolidation of Accord (Note 2(b))	-	-	(1,290,163)	(1,290,163)
August 31, 2017	11,091,388	-	-	11,091,388
Additions	-	19,755	-	19,755
August 31, 2018	$11,091,388	$ 19,755	$ -	$11,111,143
Accumulated Amortization				
August 31, 2016, 2017 and 2018	$ -	$ -	$ -	$ -
Carrying Amounts				
August 31, 2016	$11,091,388	$ -	$ 1,052,350	$12,143,738
August 31, 2017	$11,091,388	$ -	$ -	$11,091,388
August 31, 2018	$11,091,388	$ 19,755	$ -	$11,111,143

(a) TMC mineral lease

On June 1, 2015, the Company acquired TMC Capital, LLC ("TMC"). TMC holds a mining and mineral lease, subleased from Asphalt Ridge, Inc., on the Asphalt Ridge property located in Uintah County, Utah (the "TMC Mineral Lease").

The primary term of the TMC Mineral Lease is from July 1, 2013 to July 1, 2018. During the primary term, the Company must meet certain requirements for oil production. After July 1, 2018, the TMC Mineral Lease will remain in effect as long as certain requirements for oil production continue to be met by the Company. If the Company fails to meet these requirements, the lease will automatically terminate 90 days after the calendar year in which the requirements are not met. In addition, the Company is required to make certain advance royalty payments to the lessor (Note 7(a)). The TMC Mineral Lease was subject to a 10% royalty for the first three years and varying percentages thereafter based on the price of oil. An additional 1.6% royalty is payable to the previous lessees of the TMC Mineral Lease. The TMC Mineral Lease also required the Company to make minimum expenditures on the property of $1,000,000 for the first three years, increasing to $2,000,000 for the next three years.

On October 1, 2015, the Company amended the TMC Mineral Lease to defer the requirements for oil extraction until July 1, 2016 and to include the oil extraction from the MCW Mineral Lease as well. The advance royalty payments required under the TMC Mineral Lease were also amended (Note 7(a)). Production royalties were amended to 7% until June 30, 2020 and a varying percentage thereafter, based on the price of oil. Minimum expenditures were amended to $1,000,000 per year until June 30, 2020 and $2,000,000 thereafter if certain operational requirements for oil extraction are not met.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

8.   MINERAL LEASES (continued)

(a)   TMC mineral lease (continued)

On March 1, 2016, a second amendment to the TMC Mineral Lease amended the termination clause in the lease to:

(i)   Termination will be automatic if there is a lack of a written financial commitment to fund the proposed 3,000 barrel per day production facility prior to March 1, 2018.

(ii)   Cessation of operations or inadequate production due to increased operating costs or decreased marketability and production is not restored to 80% of capacity within six months of such cessation.

(iii) The proposed 3,000 barrel per day plant fails to produce a minimum of 80% of its rated capacity for at least 180 calendar days during the lease year commencing July 1, 2020 plus any extension periods.

(iv)   The lessee may surrender the lease with 30 days written notice.

(v)   Breach of material terms of the lease, the lessor will inform the lessee in writing and the lessee will have 30 days to cure financial breaches and 150 days to cure any other non-monetary breach.

The term of the lease was extended by the termination clause, providing a written commitment is obtained to fund the 3,000 barrel per day proposed plant. The Company is required to produce a minimum average daily quantity of bitumen, crude oil and/or bitumen products, for a minimum of 180 days during each lease year and 600 days in three consecutive lease years, of:

(i)   By July 1, 2016 plus any extension periods, 80% of 100 barrels per day.

(ii)   By July 1, 2018 plus any extension periods, 80% of 1,500 barrels per day.

(iii) By July 1, 2020, plus any extension periods, 80% of 3,000 barrels per day.

Advance royalties required are:

(i)   From October 1, 2015 to February 28, 2018, minimum payments of $60,000 per quarter.

(ii)   From March 1, 2018 to December 31, 2020, minimum payments of $100,000 per quarter.

(iii) From January 1, 2021, minimum payments of $150,000 per quarter.

(iv)   Minimum payments commencing on July 1, 2020 will be adjusted for CPI inflation.

Production royalties payable are amended to 7% of the gross sales revenue, subject to certain adjustments up until June 30, 2020. After that date, royalties will be calculated on a sliding scale based on crude oil prices ranging from 7% to 15% of gross sales revenues, subject to certain adjustments.

Minimum expenditures to be incurred on the properties are $1,000,000 per year up to June 30, 2020 and $2,000,000 per year after that if a minimum daily production of 3,000 barrels per day during a 180 day period is not achieved.

On February 1, 2018, a third amendment to the TMC Mineral Lease amended the termination clause in the lease to:

(i) Termination will be automatic if there is a lack of a written financial commitment to fund the proposed 1,000 barrel per day production facility prior to March 1, 2019 and another 1,000 barrel per day production facility prior to March 1, 2020.

(ii) Cessation of operations or inadequate production due to increased operating costs or decreased marketability and production is not restored to 80% of capacity within six months of such cessation.

(iii) The proposed 5,000 barrel per day plant fails to produce a minimum of 80% of its rated capacity for at least 180 calendar days during the lease year commencing July 1, 2020 plus any extension periods.

(iv) The lessee may surrender the lease with 30 days written notice.

(v) Breach of material terms of the lease, the lessor will inform the lessee in writing and the lessee will have 30 days to cure financial breaches and 150 days to cure any other non-monetary breach.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

8. MINERAL LEASES (continued)

(a) TMC mineral lease (continued)

The term of the lease was extended by the extension of the termination clause, providing a written commitment is obtained to fund the 3,000 barrel per day proposed plant. The Company is required to produce a minimum average daily quantity of bitumen, crude oil and/or bitumen products, for a minimum of 180 days during each lease year and 600 days in three consecutive lease years, of:

(i) By July 1, 2018 plus any extension periods, 80% of 1,000 barrels per day.

(ii) By July 1, 2020 plus any extension periods, 80% of 3,000 barrels per day.

(iii) By July 1, 2022, plus any extension periods, 80% of 5,000 barrels per day.

Advance royalties required are:

(i) From July 1, 2018 to June 30, 2020, minimum payments of $100,000 per quarter.

(ii) From July 1, 2020, minimum payments of $150,000 per quarter.

(iii) Minimum payments commencing on July 1, 2020 will be adjusted for CPI inflation.

Production royalties payable are amended to 8% of the gross sales revenue, subject to certain adjustments up until June 30, 2020. After that date, royalties will be calculated on a sliding scale based on crude oil prices ranging from 8% to 16% of gross sales revenues, subject to certain adjustments.

Minimum expenditures to be incurred on the properties are $2,000,000 beginning July 1, 2020 if a minimum daily production of 3,000 barrels per day during a 180 day period is not achieved.

On November 21, 2018, a fourth amendment was made to the mining and mineral lease agreement whereby certain properties previously excluded from the third amendment were included in the lease agreement.

The termination clause was amended to:

(i) Termination will be automatic if there is a lack of a written financial commitment to fund the proposed 1,000 barrel per day production facility prior to July 1, 2019 and another 1,000 barrel per day production facility prior to July 1, 2020.

(ii) Cessation of operations or inadequate production due to increased operating costs or decreased marketability and production is not restored to 80% of capacity within six months of such cessation.

(iii) The proposed 3,000 barrel per day plant fails to produce a minimum of 80% of its rated capacity for at least 180 calendar days during the lease year commencing July 1, 2021 plus any extension periods.

(iv) The lessee may surrender the lease with 30 days written notice.

(v) Breach of material terms of the lease, the lessor will inform the lessee in writing and the lessee will have 30 days to cure financial breaches and 150 days to cure any other non-monetary breach.

The term of the lease was extended by the termination clause, providing a written commitment is obtained to fund the 3,000 barrel per day proposed plant. The Company is required to produce a minimum average daily quantity of bitumen, crude oil and/or bitumen products, for a minimum of 180 days during each lease year and 600 days in three consecutive lease years, of:

(i) By July 1, 2019 plus any extension periods, 80% of 1,000 barrels per day.

(ii) By July 1, 2020 plus any extension periods, 80% of 2,000 barrels per day.

(iii) By July 1, 2021, plus any extension periods, 80% of 3,000 barrels per day.

Minimum expenditures to be incurred on the properties are $2,000,000 beginning July 1, 2021 if a minimum daily production of 3,000 barrels per day during a 180 day period is not achieved.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

8. MINERAL LEASES (continued)

(b) Petroteq Oil Recovery, LLC mineral lease (the "SITLA Mineral Lease")

On June 1, 2018, the Company acquired mineral rights under two mineral leases entered into between the State of Utah's School and Institutional Trust Land Administration ("SITLA"), as lessor, and PQE Oil, as lessee, covering lands in Asphalt Ridge that largely adjoin the lands held under the TMC Mineral Lease (collectively, the "SITLA Mineral Leases"). The SITLA Mineral Leases are valid until May 30, 2028 and have rights for extensions based on reasonable production. The leases remain in effect beyond the original lease term so long as mining and sale of the tar sands are continued and sufficient to cover operating costs of the Company.

Advanced royalty of $10 per acre are due annually each year the lease remains in effect and can be applied against actual production royalties. The advanced royalty is subject to price adjustment by the lessor after the tenth year of the lease and then at the end of each period of five years thereafter.

Production royalties payable are 8% of the market price of marketable product or products produced from the tar sands and sold under arm's length contract of sale. Production royalties have a minimum of $3 per barrel of produced substance and may be increased by the lessor after the first ten years of production at a maximum rate of 1% per year and up to 12.5%.

(c) Oil and gas leases

On July 4, 2016, the Company acquired 57.3% of the common shares of Accord (Note 1) and accounted for this investment on a consolidated basis.

Accord holds three oil and gas leases in Edwards County, Texas and certain oil extraction technologies (Note 10). The oil and gas leases are subject to an overriding royalty interest of 5%, which will be reduced to 1% after the Company has incurred and paid $1,000,000 in royalties to the underlying royalty holder. No royalties are payable until defined revenue thresholds have been achieved from existing and new oil wells developed on the leases.

The Company's interest in Accord, due to additional cash contributions made to Accord by other shareholders and parties, was reduced to 44.7% as of March 1, 2017 and the assets, liabilities and results of operations of Accord were deconsolidated from that date. The Company has accounted for its investment in Accord using the equity method from March 1, 2017.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

9. PROPERTY, PLANT AND EQUIPMENT

	Oil Extraction Plant	Other Property and Equipment	Total
Cost			
August 31, 2016	$16,678,017	$ 352,854	$17,030,871
Additions	290,120	-	290,120
Deconsolidation of Accord (Note 2(b))		(1,887)	(1,887)
Disposals and scrapping	(121,637)	(35,000)	(156,637)
August 31, 2017	16,846,500	315,967	17,162,467
Additions	6,254,535	78,588	6,333,123
August 31, 2018	$23,101,035	$ 394,555	$23,495,590
Accumulated Amortization			
August 31, 2016	$ 1,082,273	$ 96,114	$ 1,178,387
Additions	1,082,159	46,814	1,128,973
Deconsolidation of Accord (Note 2(b))		(628)	(628)
Disposals and scrapping	(16,218)	(35,000)	(51,218)
August 31, 2017	2,148,214	107,300	2,255,514
Additions	-	51,181	51,181
August 31, 2018	$ 2,148,214	$ 158,481	$ 2,306,695
Carrying Amount			
August 31, 2016	$15,595,744	$ 256,740	$15,852,484
August 31, 2017	$14,698,286	$ 208,667	$14,906,953
August 31, 2018	$20,952,821	$ 236,074	$21,188,895

(a) Oil Extraction Plant

In June 2011, the Company commenced the development of an oil extraction facility on its mineral lease in Maeser, Utah and entered into construction and equipment fabrication contracts for this purpose. On September 1, 2015, the first phase of the plant was completed and was ready for production of hydrocarbon products for resale to third parties. During the year ended August 31, 2017 the Company began the dismantling and relocating the oil extraction facility to its TMC Mineral Lease facility to improve production and logistical efficiencies whilst continuing its project to increase production capacity to a minimum capacity of 1,000 barrels per day. The plant has been substantially relocated to the TMC mining site and expansion of the plant to production of 1,000 barrels per day has been substantially completed.

The cost of construction includes capitalized borrowing costs for the year ended August 31, 2018 of $18,666 (2017 - $100,000) and total capitalized borrowing costs as at August 31, 2018 of $2,230,746 (2017 - $2,212,080).

As a result of the relocation of the plant and the planned expansion of the plant's production capacity to 1,000 barrels per day, and subsequently to an additional 3,000 barrels per day, the Company reevaluated the depreciation policy of the oil extraction plant and the oil extraction technologies (Note 10) and determined that depreciation should be recorded on the basis of the expected production of the completed plant at various capacities. No amortization has been recorded during the 2018 fiscal year as there has only been test production during that period.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

10. INTANGIBLE ASSETS

	Oil Extraction Technologies
Cost	
August 31, 2016	$ 2,291,488
Additions	333,998
Deconsolidation of Accord (Note 2(b))	(1,815,617)
August 31, 2017	809,869
Additions	-
August 31, 2018	$ 809,869
Accumulated Amortization	
August 31, 2016	$ 49,033
Additions	53,165
August 31, 2017	102,198
Additions	-
August 31, 2018	$ 102,198
Carrying Amounts	
August 31, 2016	$ 2,242,455
August 31, 2017	$ 707,671
August 31, 2018	$ 707,671

Oil extraction technologies

During the year ended August 31, 2012, the Company acquired a closed-loop solvent based oil extraction technology which facilitates the extraction of oil from a wide range of bituminous sands and other hydrocarbon sediments. The Company has filed patents for this technology in the USA and Canada and has employed it in its oil extraction plant. The Company commenced partial production from its oil extraction plant on September 1, 2015 and was amortizing the cost of the technology over fifteen years, the expected life of the oil extraction plant. Since the company has increased the capacity of the plant to 1,000 barrels daily during 2018, and expects to further expand the capacity to an additional 3,000 barrels daily, it determined that a more appropriate basis for the amortization of the technology is the units of production at the plant after commercial production begins again. No amortization of the technology was recorded during the 2018 fiscal year.

11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable as at August 31, 2018 and 2017 consist primarily of amounts outstanding for construction and expansion of the oil extraction plant and other operating expenses that are due on demand.

Accrued expenses as at August 31, 2018 and 2017 consist primarily of other operating expenses and interest accruals on long-term debt (Note 12) and convertible debentures (Note 13).

Information about the Company's exposure to liquidity risk is included in Note 28(c).

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

12. LONG-TERM DEBT

Lender	Maturity Date	Interest Rate	Principal due August 31, 2018	Principal due August 31, 2017
Private lenders	May 1, 2017	15.00%	$ -	$ 100,000
Private lenders	September 1, 2018	10.00%	200,000	-
Private lenders	May 1, 2019	5.00%	632,512	1,001,905
Private lenders	July 28, 2020	10.00%	120,900	33,305
Private lenders	August 31, 2020	5.00%	70,900	336,080
Equipment loans	April 20, 2020 – November 7, 2021	4.30 - 12.36%	602,239	160,343
Director	August 18, 2020	5.00%	-	242,250
Total loans			$1,626,551	$1,873,883
Accrued interest			-	2,497
			$1,626,551	$1,876,380

The maturity date of the long term debt is as follows:

	August 31, 2018	August 31, 2017
Principal classified as repayable within one year	$ 1,027,569	$ 1,159,104
Principal classified as repayable later than one year	598,982	717,276
	$ 1,626,551	$ 1,876,380

(a) Private lenders

(i) On December 16, 2013, the Company obtained a demand loan from a private investor for $430,000, bearing interest at 15% per annum. The loan was personally guaranteed by the Chair of the Board of Directors. The loan was amended on November 1, 2016 to extend the maturity date to May 1, 2017, and was fully repaid on May 1, 2018.

(ii) On July 3, 2018, the Company received a $200,000 advance from a private lender bearing interest at 10% per annum and repayable on September 2, 2018. The loan is guaranteed by the Chairman of the Board.

(iii) On October 10, 2014, the Company issued two secured debentures for an aggregate principal amount of CAD $1,100,000 to two private lenders. The debentures bear interest at a rate of 12% per annum, maturing on October 15, 2017 and are secured by all of the assets of the Company. In addition, the Company issued common share purchase warrants to acquire an aggregate of 16,667 common shares of the Company. On September 22, 2016, the two secured debentures were amended to extend the maturity date to January 31, 2017. The terms of these debentures were renegotiated with the debenture holders to allow for the conversion of the secured debentures into common shares of the Company at a rate of CAD $4.50 per common share and to increase the interest rate, starting June 1, 2016, to 15% per annum. On January 31, 2017, the two secured debentures were amended to extend the maturity date to July 31, 2017. Additional transaction costs and penalties incurred for the loan modifications amounted to $223,510. On February 9, 2018, the two secured debentures were renegotiated with the debenture holders to extend the loan to May 1, 2019. A portion of the debenture amounting to CAD $628,585 was amended to be convertible into common shares of the Company, of which, CAD $365,000 have been converted on May 1, 2018. The remaining convertible portion is interest free and was to be converted from August 1, 2018 to January 1, 2019. The remaining non-convertible portion of the debenture was to be paid off in 12 equal monthly instalments beginning May 1, 2018. On September 11, 2018, the remaining convertible portion of the debenture was converted into common shares of the Company and a portion of the non-convertible portion of the debenture was settled through the issue of 316,223 common shares of the Company.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

12. LONG-TERM DEBT (continued)

(a) Private lenders (continued)

(iv) The Company received advances from various private lenders during the year ended August 31, 2018 and 2017 in the form of unsecured promissory notes. These promissory notes mature at various dates, between demand and July 28, 2020, and bear interest at 10% per annum. Various promissory notes, including interest thereon, were converted into common shares on May 19, 2017, under the terms of various Securities Purchase Agreements entered into with the lenders (Note 12(a)(vii)).

(v) During the year ended August 31, 2016, the Company obtained a loan from Atlands Overseas Corp. for $750,000, bearing interest at a rate of 6% per annum and maturing on September 10, 2017. This loan, including all interest thereon was converted into common shares on May 19, 2017 under the terms of a Securities Purchase Agreement entered into with the lender (Note 12(a)(vii)).

(vi) The Company received advances from various private lenders during the year ended August 31, 2018 and 2017 in the form of unsecured promissory notes. These promissory notes mature at various dates, between May 19, 2020 and August 31, 2020 and bear interest at 5% per annum. Various promissory notes, including interest thereon, were converted into common shares on May 19, 2017, under terms of various Securities Purchase Agreements entered into with the lenders (Note 12(a)(vii)).

(vii) On May 19, 2017, under the terms of Securities Purchase Agreements entered into with various lenders, including the promissory notes in Note 12(c), the Company issued 31,083,281 common shares at conversion prices ranging from $0.353 per share to $0.397 per share in exchange for promissory notes, including interest thereon, amounting to $12,185,904. These common shares were issued on July 11, 2017.

(b) Equipment loans

The Company entered into two equipment loan agreements with financial institutions to acquire equipment for the oil extraction facility. The loans had a term of 60 months and bore interest at rates between 4.3% and 4.9% per annum. Principal and interest were paid in monthly installments. These loans were secured by the acquired assets.

On May 7, 2018, the Company entered into a negotiable promissory note and security agreement with Commercial Credit Group to acquire a crusher from Power Equipment Company for $660,959. An implied interest rate was calculated as 12.36% based timing of the initial repayment of $132,200 and subsequent 42 monthly instalments of $15,571. The promissory note was secured by the equipment which was financed.

(c) Promissory notes

On June 1, 2015, the Company issued two promissory notes for $5,000,000 each for the acquisition of TMC Capital, LLC ("TMC") (Note 1). These promissory notes have a five-year term, bear interest at a rate of 5% per annum and are unsecured. The Company may make annual principal payments at its option, provided that annual interest payments are made on June 1st of each year. These promissory notes are guaranteed by the Chair of the Board of Directors.

During the year ended August 31, 2016, the Company issued 666,667 common shares as repayment of $2,500,000 of this indebtedness.

The remaining promissory notes were converted into common shares on May 19, 2017 (Note 12(a)(vii)), under the terms of Securities Purchase Agreements entered into with the lenders, at a conversion price of $0.397 per share.

F-60

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

12. LONG-TERM DEBT (continued)

(d) Director

On March 18, 2016, the Company issued a promissory note for $3,000,000 to the Chair of the Board of Directors of the Company. The proceeds from the issuance of the promissory note were used to settle the total outstanding amount of the B&N Bank credit facility.

On August 15, 2017 the promissory note, including accrued interest of $215,625, was assigned by the Chair of the Board to three related entities and were subsequently converted into 14,391,330 shares of the Company.

During the years ended August 31, 2018 and 2017, the Company issued unsecured promissory notes to private companies controlled by the Chair of the Board of Directors of the Company (Note 19).

13. CONVERTIBLE DEBENTURES

Lender	Maturity Date	Interest Rate	Principal due August 31, 2018	Principal due August 31, 2017
Alpha Capital Anstalt	October 31, 2018	5.00%	$ 56,500	$ 508,500
Deloro Energy, LLC	June 1, 2018	0.00%	-	-
Private lenders	January 1, 2019	0.00%	201,904	-
Calvary Fund I LP	September 4, 2019	10.00%	250,000	-
Total loans			$ 508,404	$ 508,500

The maturity date of the convertible debentures are as follows:

	August 31, 2018	August 31, 2017
Principal classified as repayable within one year	$ 258,404	$ -
Principal classified as repayable later than one year	250,000	508,500
	$ 508,404	$ 508,500

(a) Alpha Capital Anstalt

On December 15, 2015, the Company issued a convertible secured note for $555,556 to Alpha Capital Anstalt. The convertible secured note had interest at a rate of 5% per annum, matured on June 15, 2017 and was convertible into units, consisting of one common share of the Company and one common share purchase warrant of the Company.

On April 5, 2016, $55,556 of the principal of the convertible secured note was settled by the issuance of 22,991 common shares of the Company. The remaining $500,000 of the principal and $12,577 of accrued interest of the convertible secured note was settled on April 8, 2016 using the proceeds from the issuance of an additional convertible secured note to Alpha Capital Anstalt.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

13. CONVERTIBLE DEBENTURES (continued)

(a) Alpha Capital Anstalt (continued)

On April 8, 2016, the Company issued an additional convertible secured note for $600,000 to Alpha Capital Anstalt. The convertible secured note bears interest at a rate of 5% per annum and matures on October 8, 2017. The convertible secured note is convertible into units, consisting of one common share of the Company and one common share purchase warrant of the Company, at a conversion price of $3.469 per unit. Each share purchase warrant would entitle the holder to acquire one additional common share at an exercise price of CAD $4.725 per share until April 8, 2021. The convertible secured note is secured by all of the assets of the Company.

Between October 14, 2016 and October 31, 2016, $200,000 of the principal of the convertible secured notes was converted into 57,756 units.

On August 31, 2017, the Company issued a new convertible secured note for $565,000 to Alpha Capital Anstalt. The remaining convertible loan principal at $400,000 and interest at $33,473 was settled by the proceeds of the newly issued convertible secured note. The convertible secured note bears interest at a rate of 5% per annum and matures on October 31, 2018. The convertible secured note is convertible into units, consisting of one common share of the Company and one common share purchase warrant of the Company, at a conversion price of $0.29 per unit until August 31, 2022. Each share purchase warrant would entitle the holder to acquire one additional common share at an exercise price of $0.315 per share until August 31, 2022. The convertible secured note is secured by all of the assets of the Company.

From December 19, 2017 to May 22, 2018, a total of $508,500 of the principal of the convertible secured notes was converted into 1,753,447 units. From March 16, 2018 to July 11, 2018, Alpha Capital Anstalt exercised a total of 1,753,447 share purchase warrants to purchase 1,753,447 common shares of the Company.

(b) Deloro Energy, LLC

On September 11, 2017, Petroteq Energy CA, Inc. ("PQE CA") entered into an agreement ("Agreement") with Deloro Energy, LLC, ("Deloro"). Under the Agreement, Deloro was to provide financing of $10,000,000 to the Company in three separate tranches, to be used primarily for the expansion of the oil extraction plant. On the completion of the $10,000,000 advance, the loan would have been automatically converted to a 49% equity interest in each of Petroteq Oil Recovery, LLC and TMC Capital, LLC.

On May 2, 2018, PQE CA and Deloro agreed to terminate the Agreement and apply the proceeds received from Deloro of $3,600,000 towards a subscription of units of the Company at $0.60 per unit. Each unit consists of one common share and one common share purchase warrant. ~~One~~The common share purchase warrant entitles the holder to purchase ~~an~~one additional common share of the Company at a price of $~~1.01~~0.91 per share and expires on May 22, 2021.

(c) Private lenders

According to the terms of an amendment made with two debenture holders and the Company on February 9, 2018, a portion of their debentures was convertible into common shares (Note 12(a)(iii)).

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

13. CONVERTIBLE DEBENTURES (continued)

(d) Calvary Fund I LP

On September 4, 2018, the Company issued units to Calvary Fund I LP for $250,000, which was originally advanced on August 9, 2018. The units consists of 250 units of $1,000 convertible debenture and 1,149.424 commons share purchase warrants. The convertible debenture bears interest at 10%, matures on September 4, 2018 and is convertible one common share of the Company at a price of $0.87 per common share. The common share purchase warrants entitle the holder to acquire additional common shares of the Company at a price of $0.87 per share and expires on September 4, 2019.

14. RECLAMATION AND RESTORATION PROVISIONS

	Oil Extraction Facility	Site Restoration	Total
Balance at August 31, 2016	$ 357,000	$ 204,000	$ 561,000
Accretion expense	7,140	4,080	11,220
Balance at August 31, 2017	364,140	208,080	572,220
Accretion expense	7,200	4,244	11,444
Balance at August 31, 2018	$ 371,340	$ 212,324	$ 583,664

(a) Oil Extraction Plant

In accordance with the terms of the lease agreement, the Company is required to dismantle its oil extraction plant at the end of the lease term, which is expected to be in 25 years. During the year ended August 31, 2015, the Company recorded a provision of $350,000 for dismantling the facility.

Because of the long-term nature of the liability, the greatest uncertainties in estimating this provision are the costs that will be incurred and the timing of the dismantling of the oil extraction facility. In particular, the Company has assumed that the oil extraction facility will be dismantled using technology and equipment currently available and that the plant will continue to be economically viable until the end of the lease term.

The discount rate used in the calculation of the provision as at August 31, 2018 and 2017 is 2.0%.

(b) Site restoration

In accordance with environmental laws in the United States, the Company's environmental permits and the lease agreements, the Company is required to restore contaminated and disturbed land to its original condition before the end of the lease term, which is expected to be in 25 years. During the year ended August 31, 2015, the Company provided $200,000 for this purpose.

The site restoration provision represents rehabilitation and restoration costs related to oil extraction sites. This provision has been created based on the Company's internal estimates. Significant assumptions in estimating the provision include the technology and equipment currently available, future environmental laws and restoration requirements, and future market prices for the necessary restoration works required.

The discount rate used in the calculation of the provision as at August 31, 2018 and 2017 is 2.0%.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

15. COMMON SHARES

Authorized   unlimited common shares without par value
Issued and Outstanding   85,163,631 common shares as at August 31, 2018.

From September 27, 2017 to August 28, 2018, the Company issued 12,846,217 common shares to investors for net proceeds of $8,312,216.

From September 27, 2017 to August 28, 2018, the Company issued 4,233,942 units to investors for net proceeds of $3,064,116. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase an additional common share between prices of $0.94 to $1.50 per share.

Between December 19, 2017 and May 22, 2018, Alpha Capital Anstalt converted $508,500 of convertible debt into 1,753,447 units. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase an additional common share at a price of $0.315 per share (Note 13(a)).

On May 8, 2018, certain private lenders converted $283,671 of debt into 493,242 common shares of the Company at a conversion price of $0.58 per share.

On May 22, 2018, Deloro Energy, LLC applied the $3,600,000 originally advanced as part of a loan agreement to the purchase of 6,000,000 units (Note 13(b)). Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase an additional common share at a price of $0.91 per share (Note 13(b)).

Between March 1, 2018 and July 23, 2018, the Company issued 3,737,637 common shares to settle outstanding debt of $3,128,437.

Between May 30, 2018 and August 31, 2018, the company issued 125,000 shares at a market price of $95,444 as compensation to an advisory board members and a consultant.

Between March 16, 2018 and July 11, 2018, Alpha Capital Anstalt exercised common share purchase warrants to purchase 1,753,447 common shares at an exercise price of $0.315 per share for gross proceeds of $552,335.

16. SHARE PURCHASE OPTIONS

(a) Stock option plan

The Company has a stock option plan which allows the Board of Directors of the Company to grant options to acquire common shares of the Company to directors, officers, key employees and consultants. The option price, term and vesting are determined at the discretion of the Board of Directors, subject to certain restrictions as required by the policies of the TSX Venture Exchange. The stock option plan is a 20% fixed number plan with a maximum of 16,959,601 common shares reserved for issue.

During the year ended August 31, 2018, the Company granted 9,775,000 (August 31, 2017 – nil) share options to directors, officers and consultants of the Company. The weighted average fair value of the options granted was estimated at $0.87 per share at the grant date using the Black-Scholes option pricing model.

F-64

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

16. SHARE PURCHASE OPTIONS (continued)

(a) Stock option plan (continued)

The weighted average assumptions used for the Black-Scholes option pricing model were:

	Year ended August 31, 2018
Share price	CAD $1.18
Exercise price	CAD $1.19
Expected share price volatility [1]	125%
Risk-free interest rate	2.08%
Expected term	10.00

(1) Expected volatility has been calculated based on the Company's historical volatility.

During the year ended August 31, 2018 the share-based compensation expense of $5,980,322 relates to the options granted during the year ended August 31, 2018.

(b) Share purchase options

Share purchase option transactions under the stock option plan were:

	Year ended August 31, 2018		Year ended August 31, 2017	
	Number of Options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	113,333	CAD $12.57	126,666	CAD $14.70
Options granted	9,775,000	CAD $1.19	-	-
Options cancelled	-	-	-	-
Options expired	(30,000)	CAD $33.00	(13,333)	CAD $33.00
Balance, end of period	9,858,333	CAD $1.22	113,333	CAD $12.57

Share purchase options outstanding and exercisable as at August 31, 2018 are:

Expiry Date	Exercise Price	Options Outstanding	Options Exercisable
December 31, 2018	USD $4.80	50,000	50,000
February 1, 2026	CAD $5.85	33,333	33,333
November 30, 2027	CAD $2.27	1,425,000	1,425,000
June 5, 2028	CAD $1.00	8,350,000	3,400,000
		9,858,333	4,908,333

Weighted average remaining contractual life			9.6 years	9.5 years

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

17. SHARE PURCHASE WARRANTS

Share purchase warrants outstanding as at August 31, 2018 are:

Expiry Date	Exercise Price	Share purchase warrants Outstanding
April 12, 2019	CAD $5.10	16,667
August 19, 2019	CAD $7.50	66,666
November 5, 2019	CAD $28.35	25,327
March 9, 2020	USD $1.50	114,678
June 14, 2020	USD $1.50	329,080
July 26, 2020	USD $1.50	1,637,160
August 28, 2020	USD $0.94	1,237,910
August 28, 2020	USD $1.00	246,913
August 28, 2020	USD $1.50	109,047
April 8, 2021	CAD $4.74	57,756
May 22, 2021	USD $0.91	6,000,000
		9,841,203
Weighted average remaining contractual life		2.41 years
Weighted average exercise price	CAD $1.49	

On October 14, 2016 and October 31, 2016, the Company issued 14,439 and 43,317 share purchase warrants in connection with the conversion of $50,000 and $150,000, respectively, of the convertible secured notes (Note 13(a)) into units composed of one common share of the Company and one share purchase warrant of the Company. The fair value of the share purchase warrants granted was estimated, using the relative fair value method, at $1.83 per share purchase warrant.

From December 19, 2017 to May 22, 2018, the Company issued 1,753,447 common share purchase warrants in connection with the conversion of a total of $508,500 of the convertible secured notes (Note 13(a)) into units composed of one common share of the Company and one share purchase warrant of the Company. The fair value of the share purchase warrants granted was estimated, using the relative fair value method, at $0.13 per share purchase warrant. From March 5, 2018 to July 11, 2018, the 1,753,447 share purchase warrants were exercised to purchase 1,753,447 common shares of the Company at a price of $0.315 per share for gross proceeds of $552,335.

On May 22, 2018, the Company issued 6,000,000 common share purchase warrants in connection to a loan agreement that was terminated (Note 13(b)) and converted into a subscription of units composed of one common share of the Company and one share purchase warrant of the Company. The fair value of the share purchase warrants granted was estimated, using the relative fair value method, at $0.23 per share purchase warrant.

From March 9, 2018 to August 28, 2018, the Company issued 3,674,788 share purchase warrants to various investors in connection to subscription of units composed of one common share of the Company and one common share purchase warrant of the Company. The fair value of the share purchase warrants granted was estimated, using the relative fair value method, at $0.23 to $0.67 per share purchase warrant.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

17. SHARE PURCHASE WARRANTS (continued)

The share purchase warrants issued, during the year ended August 31, 2018, were valued at $2,824,145 using the relative fair value method. The fair value of share purchase warrants were estimated using the Black-Scholes valuation model utilizing the following weighted average assumptions:

	Year ended August 31, 2018
Share price	CAD $1.17
Exercise price	CAD $1.19
Expected share price volatility	133%
Risk-free interest rate	2.12%
Expected term	2.00

18. DILUTED LOSS PER SHARE

The Company's potentially dilutive instruments are convertible debentures and share purchase options and share purchase warrants. Conversion of these instruments would have been anti-dilutive for the periods presented and consequently, no adjustment was made to basic loss per share to determine diluted loss per share. These instruments could potentially dilute earnings per share in future periods.

For the years ended August 31, 2018 and 2017, the following share purchase options, share purchase warrants and convertible securities were excluded from the computation of diluted loss per share as the results of the computation was anti-dilutive:

	Year ended August 31, 2018	Year ended August 31, 2017
Share purchase options	9,858,333	113,333
Share purchase warrants	9,841,203	166,416
Convertible securities	3,750,000	3,505,897
	23,449,536	3,785,646

19. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise separately disclosed in these consolidated financial statements are:

(a) Key management personnel and director compensation

The remuneration of the Company's directors and other members of key management, who have the authority and responsibility for planning, directing, and controlling the activities of the Company, consist of the following amounts:

	Year ended	Year ended

	August 31, 2018	August 31, 2017
Salaries, fees and other benefits	$ 466,170	$ 508,000
Share-based compensation	5,232,538	-
	$ 5,698,708	$ 508,000

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

19. RELATED PARTY TRANSACTIONS (continued)

(a) Key management personnel and director compensation (continued)

At August 31, 2018, $1,065,392 was due to members of key management and directors for unpaid salaries, expenses and directors' fees (August 31, 2017 – $1,137,392).

During August 31, 2018, no common shares were granted as compensation to key management and directors of the Company. During August 31, 2017, the Chair of the Board and the Chief Technology Officer were each granted, respectively, 280,497 and 16,667 common shares.

(b) Due to director

During the years ended August 31, 2018 and 2017, the Company received additional advances of $nil and $421,250 from various private companies controlled by the Chair of the Board of Directors of the Company (Notes 12(b)(vii) and 12(e)). On May 18, 2017, the Company entered into an agreement to settle a portion of the principal and accrued interest of these advances by issuing 586,475 common shares of the Company to the lenders.

As of August 31, 2018 and 2017, the Company owed various private companies controlled by the Chair of the Board the aggregate sum of $nil and $242,250, respectively. These loans bear interest at 5% per annum and mature at dates ranging from on demand to September 1, 2020.

On May 18, 2017, the Company entered into a Securities Purchase Agreement whereby it agreed to convert an aggregate principal debt of $204,000, including interest thereon, owing to the Chair of the Board or companies controlled by him into 751,681 of common share at a conversion price of $0.353 per share.

On May 18, 2017, the Company entered into a Securities Purchase Agreements whereby it agreed to convert an aggregate principal debt of $115,000, including interest thereon, owing to the Chair of the Board or companies controlled by him into 325,779 common shares at a conversion price of $0.353 per share.

On August 9, 2017, the promissory note of $3,000,000, owing to the Chair of the Board, including accrued interest thereon up to August 18, 2017 of $215,625, was assigned to three different entities and, in terms of debt conversion agreements entered into on August 9, 2017, was subsequently converted into 14,391,330 common shares at a conversion price of $0.223 per share,

As at August 31, 2017, the Company had received loans of $419,322 from the Chair of the Board of Directors. These loans were interest free and were repaid prior to August 31, 2018.

On May 22, 2018, the Company entered into a Debt Settlement Agreement whereby it agreed to convert $1,175,424 of advances made to the Company by the Chair of the Board into 1,992,244 common shares at a conversion price of $0.59 per share.

As at August 31, 2018, the Chair of the Board of Directors owed the Company $297,256.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

20. INVESTMENT IN JOINT VENTURE

On November 11, 2016, the Company and three other parties entered into a joint venture for the operation of a website for careers in the oil and gas industry. The Company has a 25% interest in this joint venture and has made advances of $68,331 to the joint venture as of August 31, 2018. The joint venture has not commenced operations as of August 31, 2018.

In November 2017, the Company entered into an agreement with First Bitcoin Capital Corp. ("FBCC"), a global developer of blockchain-based applications, to design and develop a blockchain-powered supply chain management platform for the oil and gas industry to be marketed to oil and gas producers and operators. On January 8, 2018, the Company paid the first instalment of $100,000 to FBCC and is currently renegotiating the terms of the agreement. The initial $100,000 has been applied to operating costs incurred by Petrobloq, LLC related to an office lease beginning March 1, 2018 and research costs related to payments to the development team consisting of four employees.

21. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consists of the following:

	Year ended August 31, 2018	Year ended August 31, 2017
Investor relations	$ 2,487,029	$ 298,158
Market development	45,000	-
Professional fees	3,487,542	617,615
Public relations	921,223	11,481
Research and development expenses	120,000	-
Salaries and wages	511,260	702,782
Share-based compensation	5,980,322	-
Travel and promotional expenses	127,757	117,919
Other	629,781	351,779
	$14,309,914	$ 2,099,734

22. FINANCING COSTS, NET

Financing costs, net, consists of the following:

	Year ended August 31, 2018	Year ended August 31, 2017
Interest expense on borrowings	$ 365,440	$ 1,106,808
Other	445,992	122,216

| | $ | 811,432 | $ | 1,229,024 |

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

23. OTHER EXPENSE (INCOME), NET

Other expense (income), net, consists of the following:

	Year ended August 31, 2018	Year ended August 31, 2017
Loss on settlement of liabilities	$ 92,275	$ 2,366,587
Non-refundable deposit received	(50,982)	-
Relocation costs	-	437,800
Other	(5,550)	-
	$ 35,743	$ 2,804,387

24. INCOME TAXES

The Company's deferred tax assets (liabilities), resulting from temporary differences that will change taxable incomes of future years, are:

	2018	2017
Property, plant and equipment and intangible assets	$ (1,571,771)	$ (1,258,439)
Non-capital tax loss carry-forwards	11,601,966	10,419,975
Other tax-related balances and credits	349,408	379,036
Valuation allowance	(10,379,603)	(9,540,572)
Net deferred tax assets (liabilities)	$ -	$ -

A reconciliation of the provision for income taxes is:

	2018	2017
Net loss before income taxes	$15,480,603	$ 7,725,616
Combined federal and state statutory income tax rates	26.5%	26.5%
Tax recovery using the Company's domestic tax rate	4,102,360	2,047,288
Effect of tax rates in foreign jurisdictions	86,029	416,160
Net effect of (non-deductible) deductible items	(1,679,346)	(1,057,929)
Current year deductible amounts	763,571	1,137,670
Current period losses not recognized	(3,272,614)	(2,543,189)
Provision for income taxes	$ -	$ -

As at August 31, 2018, the Company has, on a consolidated basis, non-capital losses of approximately $31.0 million for income tax purposes which may be used to reduce taxable incomes of future years. If unused, these losses will expire between 2028 and 2038.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

25. SEGMENT INFORMATION

The Company operated in two reportable segments within the USA during the year ended August 31, 2018 and 2017, oil extraction and processing operations and mining operations.

Once the expansion of the plant has reached a stage of completion where it is viable to commence production and the requisite licenses have been obtained, the Company's oil extraction segment will be able to commence commercial production and will generate revenue from the sale of hydrocarbon products to third parties.

The presentation of the consolidated statements of loss and comprehensive loss provides information about the oil extraction and processing segment. There were no operations in the mining operations segment during the years ended August 31, 2018 and 2017. Other information about reportable segments are:

	August 31, 2018		
(in '000s of dollars)	**Oil Extraction**	**Mining Operations**	**Consolidated**
Additions to non-current assets	$ 6,353	$ 534	$ 6,887
Reportable segment assets	38,247	857	39,104
Reportable segment liabilities	$ 6,006	$ 169	$ 6,175

	August 31, 2017		
(in '000s of dollars)	**Oil Extraction**	**Mining Operations**	**Consolidated**
Additions to non-current assets	$ (2,402)	$ 295	$ (2,107)
Reportable segment assets	28,441	509	28,950
Reportable segment liabilities	$ 6,763	$ 169	$ 6,932

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

25. SEGMENT INFORMATION (continued)

(in '000s of dollars)	Oil Extraction	Mining operations	Consolidated
		August 31, 2018	
Revenues from hydrocarbon sales	$ -	$ -	$ -
Advance royalty payments	-	272	272
Gross Loss	-	(272)	(272)
Operating Expenses			
Depreciation, depletion and amortization	51	-	51
Selling, general and administrative expenses	14,298	12	14,310
Investor relations	2,487	-	2,487
Market development	45	-	45
Professional fees	3,481	7	3,488
Public relations	921	-	921
Research and development expenses	120	-	120
Salaries and wages	511	-	511
Share-based compensation	5,980	-	5,980
Travel and promotional expenses	128	-	128
Other	625	5	630
Financing costs, net	812	-	812
Loss on settlement of liabilities	92	-	92
Other income	(56)	-	(56)
Equity loss from investment of Accord GR Energy, net of tax	160	-	160
Net loss	$ 15,357	$ 284	$ 15,641

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

25. SEGMENT INFORMATION (continued)

(in '000s of dollars)	August 31, 2017		
	Oil Extraction	Mining operations	Consolidated
Revenues from hydrocarbon sales	$ -	$ -	$ -
Advance royalty payments	1	426	427
Gross Loss	(1)	(426)	(427)
Operating Expenses			
Depreciation, depletion and amortization	1,166	-	1,166
Selling, general and administrative expenses	2,091	9	2,100
Investor relations	298	-	298
Professional fees	612	6	618
Public relations	11	-	11
Salaries and wages	703	-	703
Travel and promotional expenses	118	-	118
Other	349	3	352
Financing costs, net	1,229	-	1,229
Loss on settlement of liabilities	2,366	-	2,366
Relocation costs	438	-	438
Equity loss from investment of Accord GR Energy, net of tax	198	-	198
Net loss	$ 7,489	$ 435	$ 7,924

26. COMMITMENTS

The Company has entered into two office lease arrangement which, including the Company's share of operating expenses and property taxes, will require estimated minimum annual payments of:

2019	$	124,440
2020		124,440
2021		101,220
2022		78,000
2023		65,000

For the year ended August 31, 2018, the Company made $78,864 (2017 - $nil) in office lease payments.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

27. MANAGEMENT OF CAPITAL

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable level. The Company considers its capital for this purpose to be its shareholders' equity and long-term liabilities.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may seek additional financing or dispose of assets.

In order to facilitate the management of its capital requirements, the Company monitors its cash flows and credit policies and prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The budgets are approved by the Board of Directors. There are no external restrictions on the Company's capital.

28. MANAGEMENT OF FINANCIAL RISKS

The risks to which the Company's financial instruments are exposed to are:

(a) Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet contractual obligations. The Company is exposed to credit risk through its cash held at financial institutions, trade receivables from customers and notes receivable.

The Company has cash balances at various financial institutions. The Company has not experienced any loss on these accounts, although balances in the accounts may exceed the insurable limits. The Company considers credit risk from cash to be minimal.

Credit extension, monitoring and collection are performed for each of the Company's business segments. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current creditworthiness, as determined by a review of the customer's credit information.

Accounts receivable, collections and payments from customers are monitored and the Company maintains an allowance for estimated credit losses based upon historical experience with customers, current market and industry conditions and specific customer collection issues.

At August 31, 2018 and 2017, the Company had no trade receivables. The Company considers it maximum exposure to credit risk to be its trade and other receivables and notes receivable.

(b) Interest rate risk

Interest rate risk is the risk that changes in interest rates will affect the fair value or future cash flows of the Company's financial instruments. The Company is exposed to interest rate risk as a result of holding fixed rate investments of varying maturities as well as through certain floating rate instruments. The Company considers its exposure to interest rate risk to be minimal.

F-74

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

28. MANAGEMENT OF FINANCIAL RISKS (continued)

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities as they become due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses.

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest payments. The Company has included both the interest and principal cash flows in the analysis as it believes this best represents the Company's liquidity risk.

At August 31, 2018

			Contractual cash flows		
(in '000s of dollars)	Carrying amount	Total	1 year or less	2 - 5 years	More than 5 years
Accounts payable	$ 1,102	$ 1,102	$ 1,102	$ -	$ -
Accrued liabilities	1,900	1,900	1,900	-	-
Convertible debenture	508	533	258	275	-
Long-term debt	1,627	1,880	1,159	721	-
	$ 5,137	$ 5,416	$ 4,419	$ 996	$ -

At August 31, 2017

			Contractual cash flows		
(in '000s of dollars)	Carrying amount	Total	1 year or less	2 - 5 years	More than 5 years
Accounts payable	$ 1,121	$ 1,121	$ 1,121	$ -	$ -
Accrued liabilities	1,980	1,980	1,980	-	-
Convertible debenture	509	600	21	579	-
Long-term debt	1,876	2,072	1,278	794	-
	$ 5,486	$ 5,773	$ 4,400	$ 1,373	$ -

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

29. RECONCILIATION OF CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES

Liabilities arising from financing activities include corporate loans and loans payable to officers and related companies. A reconciliation of changes in these liabilities is:

For years ended	August 31, 2018	August 31, 2017
Balance, beginning of the year	$ 2,804,202	$ 17,083,792
Changes from financing cash flows		
Proceeds from long term loans	4,830,195	1,119,631
Proceeds from convertible debt	250,000	-
Proceeds from officer loan	838,846	409,254
Repayment of long term loans	(4,685,836)	(26,800)
Effect of changes in foreign exchange rate	41,877	47,329
Other changes		
Debt settled through share issuance	(1,491,829)	(15,673,128)
Conversion of convertible debt	(508,500)	(200,000)
Accretion of loan balance	56,000	44,124
Balance, end of the year	$ 2,134,955	$ 2,804,202

30. RECONCILIATION OF IFRS DISCLOSURE TO US GAAP DISCLOSURE

The Company's primary listing is on the Toronto Ventures Exchange ("TSXV"). The consolidated financial statements filed on that exchange are prepared in terms of International Financial Reporting Standards ("IFRS").

The Company's consolidated financial statements on this Form-10 is prepared in terms of US GAAP.

The main differences between IFRS and US GAAP are as follows:

For years ended	August 31, 2018	August 31, 2017
Net loss and comprehensive loss in accordance with IFRS	$15,112,155	$ 7,939,643
Share-based compensation	528,874	-
Net loss and comprehensive loss in accordance with US GAAP	$15,641,029	$ 7,939,643

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

30. RECONCILIATION OF IFRS DISCLOSURE TO US GAAP DISCLOSURE (continued)

	August 31, 2018	August 31, 2017
Total shareholders' equity in accordance with IFRS	$ 32,929,400	$ 22,018,146
Components of share capital in accordance with IFRS		
Share capital	77,870,606	60,827,494
Shares to be issued	996,401	56,800
Share option reserve	12,823,000	7,371,552
Share warrant reserve	3,207,915	618,667
	94,897,922	68,874,513
Adjustment for:		
Share-based compensation	528,874	-
Share capital in accordance with US GAAP	95,426,796	68,874,513
Deficit in accordance with IFRS	(61,968,522)	(46,856,367)
Adjustment for:		
Share-based compensation	(528,874)	-
Deficit in accordance with US GAAP	(62,497,396)	(46,856,367)
Shareholders equity in accordance with US GAAP	$ 32,929,400	$ 22,018,146

Share-based compensation

The Company granted certain directors, officers and consultants of the Company share purchase options with vesting terms attached thereto, 25% vested immediately and a further 25%, per annum will vest on the grant date of the share purchase options. These share purchase options were valued using a Black Scholes valuation model utilizing the assumptions as disclosed in Note 16(a) above.

Under IFRS share-based compensation paid to certain directors, consultants and employees were amortized over the vesting period of the share purchase option grant using a weighted average expense over the vesting period, including the immediately vesting share purchase options.

Under US GAAP, the share purchase options issued to consultants were expensed immediately and the share purchase options issued to directors and officers were amortized as follows; (i) the value of the 25% of the share purchase options that vested immediately were expensed immediately; (ii) the remaining value of the 75% of the share purchase options which vest equally on an annual basis are being expensed over the vesting period on a straight line basis.

This gave rise to an additional expense of $528,874 for the year ended August 31, 2018 and $nil for the year ended August 31, 2017, as all share purchase options issued prior to 1 September 2016 and during the twelve months ended August 31, 2017 were either fully vested or had immediate vesting terms.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

31. SUBSEQUENT EVENTS

Events after the reporting date not otherwise separately disclosed in these consolidated financial statements are:

(a) Common shares

On September 6, 2018 the Company entered into a subscription agreement with an investor whereby 1,234,567 units were issued to the investor, each unit consisting of one common share of the Company and three quarters of one common share purchase warrant of the Company. One common share purchase warrant entitles the holder to purchase an additional common share of the Company at a price of $1.01 per share. ~~;~~ ~~The~~The share purchase warrants will expire on September 5, 2020 if unexercised. A total of 1,234,567 common shares and 925,925 common share purchase warrants were issued for gross proceeds of $1,000,000.~~A total of 1,234,567 common shares and 925,925 common share purchase warrants were issued for gross proceeds of $1,000,000.~~

On October 11, 2018 under the terms of subscription agreements entered into with subscribers, the Company issued 833,269 common shares and share purchase warrants exercisable for the purchase of 752,040 common shares at exercise prices ranging from $1.35 to $1.50 per share to private investors for gross proceeds of $816,605.

On November 7, 2018 under the terms of subscription agreements entered into with subscribers, the Company issued 320,408 common shares and share purchase warrants exercisable for the purchase of 320,408 common shares at exercise prices ranging from $0.61 to $0.66 per share, to private investors for gross proceeds of $169,000

On December 7, 2018 under the terms of subscription agreements entered into with subscribers, the Company issued 3,868,970 common shares and share purchase warrants exercisable for the purchase of 3,373,920 common shares at exercise prices ranging from $0.67 to $1.50 per share, to private investors for gross proceeds of $2,275,200.

(b) Debt settlements

On September 4, 2018 the Company issued 205,194 common shares to two individuals to settle $162,000 of debt related to advisory board and consulting services provided to the Company. In addition, the Company issued 336,871 common shares to the Chair of the Board to settle $249,285 of outstanding management fees owed to him.**(b) Debt settlements**

On September 4, 2018 the Company issued 205,194 common shares to two individuals to settle $162,000 of debt related to advisory board and consulting services provided to the Company. In addition, the Company issued 336,871 common shares to the Chair of the Board to settle $249,285 of outstanding management fees owed to him.

On September 28, 2018 the Company issued 316,223 common shares to settle CAD$335,196 of debt owed to two convertible note holders (Note 1413(c)).

On September 28, 2018, the Company issued 110,206 common shares to settle $110,516 owed to certain service providers.

On November 8, 2018, the Company issued 918,355 common share purchase warrants to various investors. On September 28, 2018, the Company issued 110,206 common shares to settle $110,516 owed to certain service providers.On November 8, 2018, the Company issued 918,355 common share purchase warrants to various investors. Each common share purchase warrants entitles the holder to purchase one common share of the Company at a price of $1.01 per share and expires on November 8, 2020.

On November 8, 2018, the Company issued 28,880 common shares to a director as settlement of $23,393 of expenses incurred by him.

On December 5, 2018 the Company entered into settlement agreements with certain service providers and issued 566,794 common shares to settle $413,760 of outstanding debt.On November 8, 2018, the Company issued 28,880 common shares to a director as settlement of $23,393 of expenses incurred by him.

On December 5, 2018 the Company entered into settlement agreements with certain service providers and issued 566,794 common shares to settle $413,760 of outstanding debt.

(c) Debt conversion

(c) Debt conversion

On December 3, 2018 Alpha Capital Anstalt converted the remaining debt outstanding to them of $56,500 (Note 1413(a)) plus interest of $13,478 into 145,788 common shares of the Company.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars~~(d) Financing Activity~~

31. **SUBSEQUENT EVENTS (continued)**

(d) **Financing Activity**

On September 17, 2018, the Company entered into an agreement with Bay Private Equity ("Bay"), Inc. to issue convertible debentures of up to $9,500,000. The debenture bears interest at 10% of the original issue price and expires on September 17, 2019. The Company also issued 950,000 common shares in consideration for securing the funding commitment. On September 17, 2018, the Company issued 3 one year units of $1,100,000 each to Bay for net proceeds of $2,979,980 related to this agreement. These units bear interest at 5% per annum and mature one year from the date of issue. Each unit consists of one senior secured convertible debenture of $1,100,000 and 250,000 common share purchase warrants. Each convertible debenture may be converted to common shares of the Company at a conversion price of $1.00 per share. Each common share purchase warrant entitles the holder to purchase an additional common share the Company at a price of $1.10 per share for one year after the issue date. The Company issued 300,000 common shares as finder fees in connection with the issue of these units.

On October 15, 2018, the Company entered into an agreement with SBI Investments LLC whereby the Company issued 250 one year units for proceeds of $250,000, each debenture consisting of a $1,000 principal convertible unsecured debenture, bearing interest at 10% per annum and convertible into common shares at $0.86 per share, and a share purchase warrant exercisable for 1,162 common shares ~~of common stock~~ at an exercise price of $0.86 per share.

(e) Amendment to TMC Mineral Lease

(e) Amendment to TMC Mineral Lease

On November 21, 2018, a fourth amendment was made to the mining and mineral lease agreement whereby certain properties previously excluded from the third amendment were included in the lease agreement.

The termination clause was amended to:

(i) Termination will be automatic if there is a lack of a written financial commitment to fund the proposed 1,000 barrel per day production facility prior to July 1, 2019 and another 1,000 barrel per day production facility prior to July 1, 2020;

(ii) Cessation of operations or inadequate production due to increased operating costs or decreased marketability and production is not restored to 80% of capacity within six months of such cessation; or

(iii) The proposed 3,000 barrel per day plant fails to produce a minimum of 80% of its rated capacity for at least 180 calendar days during the lease year commencing July 1, 2021 plus any extension periods.

(iv) The lessee may surrender the lease with 30 days written notice.

(v) Breach of material terms of the lease, the lessor will inform the lessee in writing and the lessee will have 30 days to cure financial breaches and 150 days to cure any other non-monetary breach.

The term of the lease was extended by the termination clause, providing a written commitment is obtained to fund the 3,000 barrel per day proposed plant. The Company is required to produce a minimum average daily quantity of bitumen, crude oil and/or bitumen products, for a minimum of 180 days during each lease year and 600 days in three consecutive lease years, of:~~The term of the lease was extended by the termination clause, providing a written commitment is obtained to fund the 3,000 barrel per day proposed plant. The Company is required to produce a minimum average daily quantity of bitumen, crude oil and/or bitumen products, for a minimum of 180 days during each lease year and 600 days in three consecutive lease years, of:~~

~~(i) By July 1, 2019 plus any extension periods, 80% of 1,000 barrels per day.~~
~~(ii) By July 1, 2020 plus any extension periods, 80% of 2,000 barrels per day.~~
~~(iii) By July 1, 2021, plus any extension periods, 80% of 3,000 barrels per day.~~

(i) By July 1, 2019 plus any extension periods, 80% of 1,000 barrels per day.

(ii) By July 1, 2020 plus any extension periods, 80% of 2,000 barrels per day.

(iii) By July 1, 2021, plus any extension periods, 80% of 3,000 barrels per day.

Minimum expenditures to be incurred on the properties are $2,000,000 beginning July 1, 2021 if a minimum daily production of 3,000 barrels per day during a180 day period is not achieved.

(f) Approval for Share Consolidation

On November 23, 2018, the shareholders of the Company approved a resolution authorizing the Board of Directors of the Company to consolidate the Company's shares on a basis of up to ten for one. **(f) Approval for Share Consolidation** consolidation has been effected to date.

PETROTEQ ENERGY INC.
(Formerly MCW Energy Group Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2018 and 2017
Expressed in US dollars

31. SUPPLEMENTAL INFORMATION ON OIL AND GAS OPERATIONS
Supplemental32. SUPPLEMENTAL INFORMATION ON OIL AND GAS OPERATIONS
unaudited
information
regarding the
Company's
oil and gas
activities is
presented in
this note.The
Company has
not
commenced
commercial
operations,
therefore the
disclosure of
the results of
operations of
hydrocarbon
activities is
limited to
advance
royalties
paid.

Supplemental unaudited information regarding the Company's oil and gas activities is presented in this note.

The Company has not commenced commercial operations, therefore the disclosure of the results of operations of hydrocarbon activities is limited to advance royalties paid. All expenditure incurred to date is capitalized as part of the development cost of the company's oil extraction plant.

The Company does not have any proven hydrocarbon reserves or historical data to forecast the standardized measure of discounted future net cash flows related to proven hydrocarbon reserve quantities. Upon the commencement of production, the Company will be able to forecast future revenues and expenses of its hydrocarbon activities.

Costs incurred

The following table reflects the costs incurred in hydrocarbon property acquisition and development expenses.The following table reflects the costs incurred in hydrocarbon property acquisition and development expenses.

All costs were incurred in the US.

(In US$ 000's)	Year ended August 31, 2018	Year ended August 31, 2017

Advanced royalty payments	$ 534	$ 295
Mineral lease acquisition costs – Unproven properties	20	238
Construction of oil extraction plant	6,255	290
Oil extraction Technologies acquired	–	334
Deconsolidation of subsidiary	–	(3,106)
	$ 6,809	$ (1,949)

(In US$ 000’s)	Year ended August 31, 2018	Year ended August 31, 2017
Advanced royalty payments	$ 534	$ 295
Mineral lease acquisition costs – Unproven properties	20	238
Construction of oil extraction plant	6,255	290
Oil extraction Technologies acquired	-	334
Deconsolidation of subsidiary	-	(3,106)
	$ 6,809	$ (1,949)

Results of operations

The only operating expenses incurred to date on hydrocarbon activities relate to minimum royalties paid on mineral leases that the Company has entered into.

All costs were incurred in the US.

(In US$ 000’s)	Year ended August 31, 2018	Year ended August 31, 2017
Advanced royalty payments	$ 272	$ 427
	$ 272	$ 427

Proven reserves

The Company does not have any proven hydrocarbon reserves as of August 31, 2018.

(b) Exhibits

The following documents are included as exhibits to this report.

Exhibit No.	Title of Document
3.1	Articles of Amalgamation filed December 12, 2012*
3.2	Bylaws*
3.3	Articles of Amendment filed May 5, 2017*
4.1	Specimen of Stock Certificate evidencing the Common Shares*
4.2	Convertible Debenture between MCW Energy Group Limited and Aleksandr Blyumkin dated April 9, 2014*
4.3	Secured Convertible Note Due May 5, 2016 between MCW Energy Group Limited and Alpha Capital Anstalt dated November 5, 2014*
4.4	Secured Convertible Note Due May 20, 2016 between MCW Energy Group Limited and Alpha Capital Anstalt dated November 24, 2014*
4.5	Secured Convertible Note Due June 15, 2017 between MCW Energy Group Limited and Alpha Capital Anstalt dated December 15, 2015*
4.6	Secured Convertible Note Due October 8, 2017 between MCW Energy Group Limited and Alpha Capital Anstalt dated April 8, 2016*
4.7	2018 Stock Option Plan*
10.1	Technology Transfer Agreement, between MCW Energy Group Limited and Vladimir Podlipskiy, effective as of November 7, 2011*
10.2	Mining and Mineral Lease Agreement between Asphalt Ridge, Inc. and TMC Capital, LLC dated July 1, 2013*
10.3	Securities Purchase Agreement between MCW Energy Group Limited and Alpha Capital Anstalt dated November 5, 2014*
10.4	Securities Purchase Agreement between MCW Energy Group Limited and Alpha Capital Anstalt dated November 24, 2014*
10.5	Loan Agreement between Atlands Overseas Corp. and MCW Energy CA, Inc. dated February 9, 2015*
10.6	Amendment No. 1 to Loan Agreement between MCW Energy CA, Inc. and Atlands Overseas Corp. dated July 21, 2015*
10.7	First Amendment to Mining and Mineral Lease Agreement between Asphalt Ridge, Inc. and TMC Capital, LLC dated as of October 1, 2015*
10.8	Securities Purchase Agreement between MCW Energy Group and Alpha Capital Anstalt dated December 15, 2015*

10.9	Amendment No. 2 to Loan Agreement between MCW Energy CA, Inc. and Atlands Overseas Corp. dated February 1, 2016*
10.10	Reinstatement of and Second Amendment to Mining and Mineral Lease Agreement between Asphalt Ridge, Inc. and TMC Capital, LLC dated as of March 1, 2016*

10.11	Securities Purchase Agreement between MCW Energy CA, Inc. and Alpha Capital Anstalt dated April 8, 2016*
10.12	Amendment No. 3 to Loan Agreement between MCW Energy CA, Inc. and Atlands Overseas Corp. dated July 26, 2016*
10.13	Debt Conversion Agreement between Petroteq Energy Inc. and Aleksandr Blyumkin dated May 18, 2017*
10.14	Debt Conversion Agreement between Petroteq Energy Inc. and Palmira Associates, Inc. dated May 18, 2017*
10.15	Debt Conversion Agreement between Petroteq Energy Inc. and Express Consulting, LLC dated May 18, 2017*
10.16	Debt Conversion Agreement between Petroteq Energy Inc. and Aleksandr Blyumkin dated May 18, 2017*
10.17	Form of Director and Officer Indemnification Agreement *
10.18	Office Lease, between Camp Granada LLC, as Lessor, and PetroBloq LLC, as Leasee, dated January 17, 2018 *
10.19	Third Amendment to Mining and Mineral Lease Agreement between Asphalt Ridge, Inc. and TMC Capital, LLC dated as of February 21, 2018*
10.20	Employment Agreement between the Company and David Sealock dated as of March 15, 2018*
10.21	Debt Conversion Agreement between Petroteq Energy Inc. and Aleksandr Blyumkin dated August 3, 2018*
10.22	Distributed Ledger Technology Services Agreement between Petroteq Energy, Inc. and First Bitcoin Capital Corp. dated November 3, 2017*
10.23	Fourth Amendment to Mining and Mineral Lease Agreement between Asphalt Ridge, Inc. and TMC Capital, LLC dated November 21, 2018*
10.24	Utah State Mineral Lease for Bituminous-Asphaltic Sands dated June 1, 2018 - Mineral Lease No 53806*
10.25	Utah State Mineral Lease for Bituminous-Asphaltic Sands dated June 1, 2018 - Mineral Lease No 53807*
10.26	Statement of Work dated June 5, 2018 for services provided by MehzOhanian*
10.27	Statement of Work dated September 24, 2018 for services provided by MehzOhanian*
10.28	Assignment of Federal Oil and Gas Lease between Momentum Asset Partners LLC, and TMC Capital, LLC, dated April 1, 2019*
10.29	Assignment of Federal Oil and Gas Lease between Momentum Asset Partners LLC, and TMC Capital, LLC, dated April 1, 2019*
21.1	Subsidiaries of the Registrant*

* * Filed herewith Previously filed as an exhibit to the registration statement on Form 10 filed with the Securities and Exchange Commission on February 11, 2019

Deleted Cells

60

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROTEQ ENERGY, INC.
(Registrant)

Dated: ~~March 25~~May 22, 2019

By: /s/ David Sealock
David Sealock
Chief Executive Officer

61